Exhibit 99.1
NIO Inc. Supplemental and Updated Disclosures
NIO Inc., or the Company, has filed an application, or the Listing Application, with the Stock Exchange of Hong King Limited, or the Hong Kong Stock Exchange, in connection with a proposed secondary listing, or the Listing, of its Class A ordinary shares, or the Shares, on the Main Board of the Hong Kong Stock Exchange by way of introduction.
The Listing Application contains new and supplemental descriptions of certain aspects of the Company’s business and financial information as required by the Hong Kong Stock Exchange Listing Rules as well as updated disclosures of certain information previously disclosed in the Company’s annual report on Form 20-F for the year ended December 31, 2020, or the 2020 Form 20-F. This Supplemental and Updated Disclosures exhibit sets forth such new, supplemental, and updated information and disclosures as described below. The disclosures herein supplement, and should be read in conjunction with, the disclosures in the 2020 Form 20-F and other disclosures in documents or reports filed with or furnished to the United States Securities and Exchange Commission.
As the Company has applied for a secondary listing on the Hong Kong Stock Exchange, the New York Stock Exchange will continue to be the Company’s primary listing venue. The Company has also applied for a number of waivers and/or exemptions from strict compliance with the Hong Kong Stock Exchange Listing Rules. If these applications are approved, the Company would be exempted from certain requirements to which other companies listed on the Hong Kong Stock Exchange are subject. The Company does not expect the Listing to result in significant additional compliance or disclosure obligations.
There is no assurance as to if or when the Listing will take place. This communication is neither an offer to sell nor a solicitation of an offer to buy, nor shall there be any offer, solicitation, or sale of the Company’s securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful.

FORWARD-LOOKING STATEMENTS
This exhibit contains forward-looking statements that involve risks and uncertainties, including statements based on our current expectations, assumptions, estimates, and projections about us, our industries, and the regulatory environment in which we and companies integral to our business operate. These statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “target,” “goal,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to,” or other similar expressions.
Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIO’s strategies; NIO’s future business development, financial condition and results of operations; NIO’s ability to develop and manufacture a car of sufficient quality and appeal to customers on schedule and on a large scale; its ability to ensure and expand manufacturing capacities including establishing and maintaining partnerships with third parties; its ability to provide convenient and comprehensive power solutions to its customers; the viability, growth potential and prospects of the newly introduced BaaS and ADaaS; its ability to improve the technologies or develop alternative technologies in meeting evolving market demand and industry development; NIO’s ability to satisfy the mandated safety standards relating to motor vehicles; its ability to navigate the evolving and complex regulatory environment, including the various laws, regulations and regulatory requirements regarding cybersecurity, privacy, data protection and information security; its ability to secure supply of raw materials or other components used in its vehicles; its ability to secure sufficient reservations and sales of the ES8, ES6, EC6 ET7 and ET5; its ability to control costs associated with its operations; its ability to build the NIO brand; general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing.
The forward-looking statements made in this exhibit relate only to events or information as of the date on which the statements are made in this exhibit. We undertake no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this exhibit completely in conjunction with our annual reports on Form 20-F and other documents filed with or furnished to the SEC and with the understanding that our actual future results may be materially different from what we expect.

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RECENT DEVELOPMENTS

The following section presents updates relating to selected information subsequent to the filing of our 2020 Form 20-F. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in our 2020 Form 20-F.

We delivered 25,034 vehicles in the fourth quarter of 2021, a record-high quarterly delivery representing an increase of 44.3% year-over-year. We delivered a total of 91,429 vehicles in 2021, representing a strong increase of 109.1% year-over-year. We delivered 9,652 vehicles in January 2022, representing an increase of 33.6% year-over-year. As of January 31, 2022, cumulative deliveries of the ES8, ES6 and EC6 reached 176,722 vehicles. We expect to publish our monthly delivery data for February 2022 in early March 2022, in accordance with our usual practice. We do not expect to record a significant decrease in the number of vehicles delivered in February 2022 as compared to the same period in 2021, and confirm there is no material adverse change in respect of our vehicle deliveries.
The global supply constraint of semiconductor chips has negatively impacted our production activity and volume. We temporarily suspended the vehicle production activity in the JAC-NIO manufacturing plant in Hefei for five working days starting from March 29, 2021 due to semiconductor shortage. In May 2021, our vehicle delivery was adversely impacted for several days due to the volatility of semiconductor supply and certain logistical adjustments. In August 2021, the supply chain constraints resulting from another wave of COVID-19 outbreak in certain areas in China and Malaysia materially impacted our production activities and volume. We have been strategically building up our inventories for critical semiconductor chips that might be in short supply, aiming to support our delivery target. We are also actively seeking possible alternative suppliers to diversify our supply sources and reduce our exposure to supply shortage. According to Frost & Sullivan, based on the production capacity expansion plans of the key automotive chip suppliers and favorable governmental policies promoting additional supply in China, the semiconductor chip constraint in the industry is expected to be lifted in the second half of 2022. We are working closely with our suppliers to minimize the impact of the global supply shortage of semiconductor chips on our vehicle production. However, we cannot guarantee that our production activity and results of operations will not be further impacted should the semiconductor chip shortage continue. See “Risk Factors — Risks Related to Our Business and Industry — We are dependent on our suppliers, many of whom are our single source suppliers for the components they supply.”
In April 2021, we kicked off the construction of the second manufacturing plant in Hefei Xinqiao Industrial Park with a designed annual production capacity of up to 300,000 units and expect to start our vehicle production in the new manufacturing plant in the third quarter of 2022.
On April 15, 2021, we entered into a framework agreement with China Petroleum & Chemical Corporation, or Sinopec, the Chinese state-owned oil producer. Pursuant to the agreement, we and Sinopec will work together on building battery charging and swapping infrastructure in gas stations in China. Sinopec and us will collectively select appropriate gas stations from its nationwide network for collaboration, and we will pay Sinopec rental fees as part of the arrangement. We believe this strategic collaboration will enhance efficiency of site selection for our charging and swapping facilities, provide better user experiences and help convert more gasoline car users to electric vehicles. As of December 31, 2021, we have built 126 battery charging and swapping facilities under our cooperation with Sinopec, including 50 Power Swap stations, 47 Power Charger stations and 29 charging stations through publicly accessible charging infrastructure.
On June 3, 2021, we held an extraordinary general meeting (the “EGM”) of shareholders at our office in Shanghai, China, for the purposes of approving the proposals to amend and restate our memorandum and articles of association. At the EGM, shareholders of the Company adopted the resolutions to amend and restate the Eleventh Amended and Restated Memorandum and Articles of Association by the deletion in their entirety and by the substitution in their place of the Twelfth Amended and Restated Memorandum and Articles of Association. We intend to further amend our memorandum and articles of association to comply with the Unmet Articles Requirements in the First AGM.
On July 12, 2021, our board of directors appointed Ms. Yu Long as a new independent director, effective July 12, 2021. Ms. Long also serves as a member and the chairperson of the nominating and corporate

RECENT DEVELOPMENTS

governance committee of our board of directors while Mr. William Bin Li, the Company’s founder, chairman of the board of directors and chief executive officer, resigned from the nominating and corporate governance committee of the board of directors on July 12, 2021.
In September 2021, we, through one of our wholly-owned subsidiaries, purchased from a minority strategic investor of NIO Holding Co., Ltd. (previously known as NIO (Anhui) Holding Co., Ltd.), or NIO China, an aggregate of 1.418% equity interests in NIO China for a total consideration of RMB2.5 billion and subscribed for newly increased registered capital of NIO China at a subscription price of RMB7.5 billion. After completion of these transactions, we currently hold an aggregate of 92.114% equity interests in NIO China.
On September 23, 2021, we launched the standard range 75 kWh cell-to-pack battery pack with hybrid LFP/NCM cells, which is equipped with advanced software and hardware systems for thermal management and SoC (State of Change) estimation. We started the delivery of the 75 kWh battery to users in November 2021.
On September 30, 2021, we officially launched the ES8 and commenced its delivery in Norway. On the following day, we opened our first NIO House outside China in Oslo to the public. We have started to build a user community and establish a full-fledged ecosystem encompassing vehicles, services, power solutions, digital experience and lifestyle in Norway.
On September 7, 2021, we entered into an Equity Distribution Agreement with certain distribution agents to sell up to an aggregate of US$2,000,000,000 of our ADSs through an at-the-market equity offering program. Such sales were completed on November 19, 2021 and settled on November 23, 2021, with the sale of 53,292,401 ADSs resulting in gross proceeds of US$2 billion, before deducting commissions paid to the distribution agents of approximately US$26 million and certain offering expenses.
On December 18, 2021, we held the NIO Day 2021 in Suzhou and launched the ET5, a mid-size premium smart electric sedan, with delivery expected to start in September 2022. With a 0.24 drag coefficient and a high-efficiency electric powertrain, featuring a front 150 kW induction motor and a rear 210 kW permanent magnet motor with SiC power module, the ET5 accelerates from 0 to 100 km/h in 4.3 seconds, and brakes from 100km/h to a complete stop in 33.9 meters. It is engineered for five-star Chinese and European New Car Assessment Program safety standards. With the Standard Range Battery, Long Range Battery, and Ultra-long Range Battery, the ET5’s CLTC range reaches up to 550 km, 700 km and 1,000 km, respectively. The pre-subsidy price of the ET5 starts from RMB328,000.
RECENT REGULATORY DEVELOPMENTS
Recently, the PRC governmental authorities have promulgated a series of laws and regulations relating to cybersecurity and data security.
On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Data Security Law (the “Data Security Law”), which took effect in September 2021. The Data Security Law sets forth data security and privacy related compliance obligations on entities and individuals carrying out data related activities. The Data Security Law also introduces a data classification and layered protection system based on the importance of data and the degree of impact on national security, public interests or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked or illegally acquired or used. In addition, the Data Security Law provides a national security review procedure for those data activities that may affect national security, and imposes export restrictions on certain data and information. According to the PRC National Security Law (the “PRC National Security Law”), the State shall establish institutions and mechanisms for national security review and regulation, and conduct national security review on certain matters that affect or may affect PRC national security, such as key technologies and IT products and services. As advised by our PRC legal adviser, the criteria for determining “affect or may affect national security,” as stipulated in the National Security Law, is still subject to uncertainty and further observation and further elaboration by the Standing Committee of the National People’s Congress or other authorities.
On July 10, 2021, the Cyberspace Administration of China, or CAC, released the Cybersecurity Review Measures (Revised Draft for Solicitation of Comments). On December 28, 2021, the CAC, the National

RECENT DEVELOPMENTS

Development and Reform Commission of the PRC (“NDRC”), the Ministry of Industry and Information Technology (“MIIT”), the Ministry of Public Security (“MPS”), the Ministry of National Security, the MOF, the MOFCOM, the People’s Bank of China, the SAMR, the National Radio and Television Administration, the CSRC, the National Administration of State Secrets Protection and the State Cryptography Administration jointly released the Cybersecurity Review Measures (the “Cybersecurity Review Measures”), which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, network platform operators with information of over one million users shall declare cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk. As advised by our PRC legal adviser, the term “listing abroad” under the Cybersecurity Review Measures exempts listing in Hong Kong from the mandatory obligation of ex-ante declaration of cybersecurity review. Based on the foregoing and as advised by our PRC legal adviser, we are of the view that the Cybersecurity Review Measures will not have a material adverse effect on our business, financial condition, operating results and prospects. Given the Cybersecurity Review Measures were recently promulgated, their interpretation, application and enforcement are subject to substantial uncertainties.
On August 12, 2021, the MIIT issued the Opinion on Strengthening the Access Administration of Intelligent Connected Vehicles Manufacturing Enterprises and Their Products (the “Access Administration Opinion”), which provided responsibilities of intelligent connected vehicles manufacturing enterprises, and required such enterprises to strengthen the management of vehicle data security, cyber security, software updates, function safety and intended function safety. Furthermore, the Access Administration Opinion stated that vehicles manufacturing enterprises shall conduct security assessment prior to transmitting data abroad.
On August 17, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure (the “Regulations”), which took effect in September 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cyber Security Law. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure. According to the Regulations, operators of certain industries or sectors that may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage may be identified as critical information infrastructure operators by the CAC or the respective industrial regulatory authorities once they meet the identification standards promulgated by the authorities.
On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law of the PRC (the “Personal Information Protection Law”), which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s separate consent shall be obtained before operation of such individual’s sensitive personal information, e.g., biometric characteristics and individual location tracking, (ii) personal information operators operating sensitive personal information shall notify individuals of the necessity of such operations and the influence on the individuals’ rights, (iii) if personal information operators reject individuals’ requests to exercise their rights, individuals may file a lawsuit with a People’s Court.
On August 20, 2021, the CAC promulgated the Provisions on the Administration of Automobile Data Security (for Trial Implementation) (the “Provisions on Automobile Data Security”), which took effect in October 2021. The Provisions on Automobile Data Security clearly define the definition of “automobile data”, “automobile data operating”, “automobile data operator”, “personal information”, “sensitive personal information” and “important data”, and further elaborate the principles of and requirements for the automobile data operating activities within the PRC. Furthermore, the Provisions on Automobile Data Security also prescribe the implementation of classified protection of cybersecurity, the obligations of automobile data operators to inform, anonymize and obtain individuals’ consents, and the specific requirements for operating sensitive personal information, as well as the risk assessment when operating important data and the security assessment when providing data abroad.

RECENT DEVELOPMENTS

On November 14, 2021, the CAC published the Administration Regulations on Cyber Data Security (Draft for Comments) (the “Draft Administration Regulations on Cyber Data Security”), which reiterates the circumstances under which data processors shall apply for cybersecurity review, including, among others, (i) the data processors who process personal information of at least one million users apply for “foreign” listing; and (ii) the data processors’ listing in Hong Kong affects or may possibly affect national security. However, it provides no further explanation or interpretation as to how to determine what constitutes “affecting national security”, and as advised by our PRC legal adviser, the PRC government authorities may have wide discretion in the interpretation for “affect or may affect national security.”As of the February 18, 2022, or the Latest Practicable Date, these draft measures have not been formally adopted. It is uncertain when the final measures will be issued and take effect, how they will be enacted, interpreted or implemented, and whether they will affect us. The scope of business operations and financing activities that are subject to such draft measures and the implementation thereof is not yet clear.
As of the date hereof, (i) we have not been informed by any PRC governmental authority of any requirement that we file for approval for this Listing; (ii) we have not been subject to any material fines or administrative penalties, mandatory rectifications, or other sanctions by any competent regulatory authorities in relation to the infringement of cybersecurity and data protection laws and regulations; (iii) there is no material leakage of data or personal information or violation of cybersecurity and data protection and privacy laws and regulations by us which will have a material adverse impact on our business operations; (iv) there has been no material cybersecurity and data protection incidents or infringement upon the rights of any third parties, or other legal proceedings, administrative or governmental proceedings, pending or, to the best of the knowledge of the Company, threatened against or relating to the Company; and (v) we have implemented comprehensive cybersecurity and data protection policies, procedures, and measures to ensure secured storage and transmission of data and prevent unauthorized access or use of data. For a detailed analysis of the risks of these new laws and regulations on our business operations, see “Risk Factors — Risks Related to Our Business and Industry — Our business is subject to a variety of laws, regulations, rules, policies and other obligations regarding cybersecurity, privacy, data protection and information security. Any failure to comply with these laws, regulations and other obligations or any losses, unauthorized access or releases of confidential information or personal data could subject us to significant reputational, financial, legal and operational consequences.”
On December 27, 2021 the MOFCOM and the NDRC jointly promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version) (the “2021 Negative List”), which became effective on January 1, 2022. The 2021 Negative List lifts the limit on foreign ownership of automakers for ICE passenger vehicles. However, the 2021 Negative List provides that foreign investors shall hold no more than 50% of the equity interest in a service provider operating certain value-added telecommunications services (other than for e-commerce, domestic multi-parties communications, storage and forwarding categories, call centers).
On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Administration Provisions”) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Filing Measures”). The Draft Administrative Provisions and the Draft Filing Measures regulate the system, filing management and other related rules with respect to direct or indirect overseas issuance of listed and traded securities by “domestic enterprises.”
As of the Latest Practicable Date, the Draft Administration Provisions and the Draft Filing Measures have not been formally adopted yet, and it is uncertain when the final regulations will be issued and take effect, how they will be enacted, interpreted and implemented, and whether or to what extent they will affect the Company.

RISK FACTORS

The following section sets forth certain risk factors that have been updated and supplemented since the filing of our 2020 Form 20-F as well as additional new risk factors relating to the Listing. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in our 2020 Form 20-F.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY
We have not been profitable. We had negative cash flows from operating activities in 2018 and 2019 and have only recently generated positive cash flows from operations in certain periods.
We have not been profitable since our inception, and have only recently generated positive cash flows from operations in certain periods. We incurred net losses of RMB9,639.0 million, RMB11,295.7 million and RMB5,304.1 million and RMB1,873.5 million in 2018, 2019, 2020 and the nine months ended September 30, 2021, respectively. In addition, although we generated positive cash flows from operation in 2020 and the nine months ended September 30, 2021, we had negative cash flows from operating activities of RMB7,911.8 million and RMB8,721.7 million in 2018 and 2019, respectively, and had negative cash flows from operation in the second and third quarters of 2021.
There can be no assurance that we will not experience liquidity problems in the future. We may not be able to fulfill our obligation in providing vehicles, embedded products or services to our users in respect of advances from customers, the failure of which may negatively affect our cash flow position. If we fail to generate sufficient revenue from our operations, or if we fail to maintain sufficient cash and financing, we may not have sufficient cash flows to fund our business, operations and capital expenditure and our business and financial position will be adversely affected.
We have made significant up-front investments in research and development, service network, and sales and marketing to rapidly develop and expand our business. We expect to continue to invest significantly in research and development and sales and service, and in production capacity expansion, to further develop and expand our business, and these investments may not result in an increase in revenue or positive cash flow on a timely basis, or at all. We may continue to record net losses in the near future. We may not generate sufficient revenues or we may incur substantial losses for a number of reasons, including lack of demand for our vehicles and services, increasing competition, challenging macro-economic environment due to the COVID-19 pandemic, as well as other risks discussed herein, and we may incur unforeseen expenses, or encounter difficulties, complications and delays in generating revenue or achieving profitability. If we are unable to achieve profitability, we may have to reduce the scale of our operations, which may impact our business growth and adversely affect our financial condition and results of operations. In addition, our continuous operation depends on our capability to improve operating cash flows as well as our capacity to obtain sufficient external equity or debt financing. If we do not succeed in doing so, we may have to limit the scale of our operations, which may limit our business growth and adversely affect our financial condition and results of operations.
Our business, financial condition and results of operations may be adversely affected by the COVID-19 pandemic.
Since the beginning of 2020, the COVID-19 pandemic has resulted in temporary closure of many corporate offices, retail stores, manufacturing facilities and factories across China and the world. In early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included, among others, extending the Chinese New Year holiday, quarantining and otherwise treating individuals who had contracted COVID-19, asking residents to remain at home and to avoid gathering in public. While such restrictive measures have been gradually lifted, our business has been and could continue to be adversely impacted by the effects of the COVID-19 pandemic. Although COVID-19 has been largely controlled in China, there have been occasional outbreaks in several cities. To the extent we have service centers and vehicle delivery centers in these locations, we are susceptible to factors adversely affecting one or more of these locations as a result of COVID-19. Our results of operations have been and could continue to be adversely affected to the extent the COVID-19 pandemic or any other epidemic harms the Chinese economy in general. We have experienced and may continue to experience impacts to certain of our customers and/or suppliers as a result of the COVID-19 pandemic occurring in one or more of these

RISK FACTORS

locations, which have materially and adversely affected our business, financial condition, results of operations and cash flows. In addition, our operations have experienced and may continue to experience disruptions, such as temporary closure of our offices and/or those of our customers or suppliers and suspension of services, resulting in a reduction of vehicles manufactured and in turn fewer vehicles delivered, which have affected and may continue to materially and adversely affect our business, financial condition, results of operations and cash flow. Further, to the extent the COVID-19 pandemic adversely affects our business and financial results, it has and may continue to have the effect of heightening many of the other risks described in this document and our 2020 Form 20-F, such as those relating to our level of indebtedness, our need to generate sufficient cash flows to service our indebtedness and our ability to comply with the covenants contained in the agreements that govern our indebtedness.
As a result of COVID-19, normal economic life throughout China was sharply curtailed and there were disruptions to normal operation of businesses in various areas, including the manufacturing and sales of vehicles in China. In addition, the ongoing global pandemic may adversely affect the supply chains, which in turn may materially and adversely affect our business and results of operations. The global pandemic, especially the situation in Europe, may also delay the execution of our overseas market expansion plan. Relaxation of restrictions on economic and social life may lead to new cases, which may lead to the re-imposition of restrictions. As a result, the duration of such business disruption and the resulting financial and operational impact on us cannot be reasonably estimated at this time. The extent to which the COVID-19 pandemic may further impact our business and financial performance will depend on future developments, which are highly uncertain and largely beyond our control. Even if the economic impact of COVID-19 gradually recedes, the pandemic will have a lingering, long-term effect on business activities and consumption behavior. There is no assurance that we will be able to adjust our business operations to adapt to these changes and the increasingly complex environment in which we operate.
Manufacturing in collaboration with partners is subject to risks.
Since 2016, Jianghuai Automobile Group Ltd., or JAC, a major state-owned automobile manufacturer in China, has been our partner for the joint manufacturing of our vehicles. In May 2021, we entered into renewed manufacturing agreements regarding the joint manufacturing of our vehicles and related fee arrangements with JAC and Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd., or Jianglai, the joint venture for operation management established by JAC and us where we hold 49% equity interests. JAC built the JAC-NIO manufacturing plant in Hefei for the production of the ES8 and subsequently for the production of the ES6 and EC6 with a modified production line as well as the ET7 and other future vehicles with us. During the years ended December 31, 2018, 2019 and 2020 and the nine months ended September 30, 2021, or the Track Record Period, we paid JAC for each vehicle produced on a per-vehicle basis monthly. During the Track Record Period and up to the Latest Practicable Date, all of our vehicles were manufactured in the JAC-NIO manufacturing plant.
Pursuant to the renewed joint manufacturing arrangement we entered into with JAC and Jianglai in May 2021, from May 2021 to May 2024, JAC will continue to manufacture the ES8, ES6, EC6, ET7 and potentially other NIO models in the pipeline. In addition, JAC will expand its annual vehicle and component production capacity to 240,000 units (calculated based on 4,000 working hours per year) in order to meet the growing demand for our vehicles. We will be in charge of vehicle development and engineering, supply chain management, manufacturing techniques, and quality management and assurance. Jianglai will be responsible for parts assembly and operation management.
Collaboration with third parties for the manufacturing of vehicles is subject to risks with respect to operations that are outside our control. We could experience delays to the extent our partners do not meet agreed-upon timelines or experience capacity constraints. The volume of vehicles manufactured could fall short of expectation if there are any adverse changes in our partners’ liquidity position that causes their inability to discharge their obligations to manufacture vehicles. There is risk of potential disputes with partners, and we could be affected by adverse publicity related to our partners whether or not such publicity is related to their collaboration with us. Our ability to successfully build a premium brand could also be adversely affected by perceptions about the quality of our partners’ vehicles. In addition, although we are involved in each step of

RISK FACTORS

the supply chain and manufacturing process, given that we also rely on our partners to meet our quality standards, there can be no assurance that we will successfully maintain quality standards.
Our joint manufacturing arrangement with JAC will terminate in May 2024, upon which we will need to renew the contract with JAC or locate other manufacturing partners. We may be unable to enter into new agreements or extend existing agreements with JAC and other third-party manufacturing partners on terms and conditions acceptable to us and therefore may need to contract with other third parties or significantly add to our own production capacity. There can be no assurance that in such event we would be able to partner with other third parties or establish or expand our own production capacity to meet our needs on acceptable terms or at all. The expense and time required to complete any transition, and to assure that vehicles manufactured at facilities of new third-party partners comply with our quality standards and regulatory requirements, may be greater than anticipated. Any of the foregoing could adversely affect our business, results of operations, financial condition and prospects.
The unavailability, reduction or elimination of government and economic incentives or government policies which are favorable for electric vehicles and domestically produced vehicles could have a material adverse effect on our business, financial condition, operating results and prospects.
Our growth depends significantly on the availability and amounts of government subsidies, economic incentives and government policies that support the growth of new energy vehicles. Favorable government incentives and subsidies in China include one-time government subsidies, exemption from vehicle purchase tax, exemption from license plate restrictions in certain cities, preferential utility rates for charging facilities and more. Changes in government subsidies, economic incentives and government policies to support NEVs could adversely affect the results of our operations.
China’s central government provides subsidies for purchasers of certain NEVs until 2022 and reviews and further adjusts the subsidy standard on an annual basis. The 2019 subsidy standard, effective from March 26, 2019, reduced the amount of national subsidies and canceled local subsidies, resulting in a significant reduction in the total subsidy amount applicable to the ES8 and ES6 as compared to 2018. The 2020 subsidy standard, effective from April 23, 2020, reduces the base subsidy amount in general by 10% for each NEV, sets subsidies for two million vehicles as the upper limit of annual subsidy scale; and provides that national subsidy shall only apply to NEVs that are either (i) with the sale price under RMB300,000 or (ii) equipped with battery swapping mechanism. Given that all of our vehicles are equipped with battery swapping mechanism, as advised by our PRC legal adviser, purchasers of all of our vehicles, regardless of sales price, are eligible to enjoy the PRC government’s subsidies to purchasers of new energy vehicles. We believe that our sales performance of ES8, ES6 and EC6 in 2019 and 2020 was negatively affected by the reduction in the subsidy standard to some extent. The 2021 subsidy standard, effective from January 1, 2021, reduced by 20% as compared to the 2020 subsidy standard. Further, the current 2022 subsidy standard, effective from January 1, 2022, reduced by 30% compared to the standard of 2021.
Our vehicles sales may also be impacted by government policies such as tariffs on imported vehicles and foreign investment restrictions in the industry. The tariff in China on imported passenger vehicles (other than those originating in the United States of America) was reduced to 15% starting from July 1, 2018. As a result, pricing advantage of domestically manufactured vehicles could be diminished. There used to be a certain limitation on foreign ownership of automakers in China, but for automakers of NEVs, such limit was lifted in 2018. Further, pursuant to the 2021 Negative List, which came into effect on January 1, 2022, the limit on foreign ownership of automakers for ICE passenger vehicles was also lifted. As a result, foreign NEV competitors could build wholly-owned facilities in China without the need for a domestic joint venture partner. These changes could affect the competitive landscape of the NEV industry and reduce our pricing advantage, which may adversely affect our business, results of operations and financial condition.
Apart from vehicle purchase subsidies, China’s central government has adopted a NEV credit scheme that incentivizes OEMs to increase the production and sale of NEVs. Excess positive NEV credits (“automotive regulatory credits”) are tradable and may be sold to other enterprises through a credit trading scheme established by the MIIT. For further information relating to automotive regulatory credits, please refer to

RISK FACTORS

“Regulatory Overview — Regulations Relating to Parallel Credits Policy on Vehicle Manufacturers and Importers.” We have earned positive NEV credits through manufacturing new energy vehicles and sold some of our excess positive NEV credits to other vehicle manufacturers or importers. We generated revenue from the sale of automotive regulatory credits totaled RMB120.6 million and RMB516.5 million for 2020 and the nine months ended September 30, 2021, respectively. The credits earned are calculated based on the formula published by MIIT, which is dependent on various metrics such as vehicle mileage and battery energy efficiency. There is no guarantee that we will continue to earn a similar level or amount of credits going forward. Moreover, as the prices for automotive regulatory credits are subject to market demand, which affects the amount of regulatory credits generated by other vehicle manufacturers during a given period, we cannot assure you that we will continue to sell our automotive regulatory credits at the current price or a higher price. Any changes in government policies to restrict or eliminate such automotive regulatory credits trading could adversely affect our business, financial condition and results of operations.
Such negative influence and our undermined sales performance resulted therefrom could continue. Furthermore, China’s central government provides certain local governments with funds and subsidies to support the roll-out of charging infrastructure. See “Regulatory Overview — Favorable Government Policies Relating to New Energy Vehicles in the PRC.” These policies are subject to change and beyond our control. We cannot assure you that any changes would be favorable to our business. Furthermore, any reduction, elimination, delayed payment or discriminatory application of government subsidies and economic incentives because of policy changes, the reduced need for such subsidies and incentives due to the perceived success of electric vehicles, fiscal tightening or other factors may result in the diminished competitiveness of the alternative fuel vehicle industry generally or our electric vehicles in particular. In addition, as we seek to increase our revenues from vehicle sales, we may also experience an increase in accounts receivable relating to government subsidies. However, the collection of the government subsidies is subject to the appropriation arrangement and cadence of the relevant governmental authority. Any uncertainty or delay in collection of the government subsidies may also have an adverse impact on our financial condition. Any of the foregoing could materially and adversely affect our business, results of operations, financial condition and prospects.
We rely on Battery Asset Company to work together with us to provide Battery as a Service to our users. If Battery Asset Company fails to achieve smooth and stable operations, our Battery as a Service and reputation may be materially and adversely affected.
On August 20, 2020, we introduced the Battery as a Service, or BaaS, which allows users to purchase electric vehicles and subscribe for the usage of batteries separately. If users opt to purchase an ES8, ES6, EC6, ET7 or ET5 and subscribe for the Standard Range Battery under the BaaS, they can enjoy an RMB70,000 deduction off the original vehicle purchase price and pay a monthly subscription fee of RMB980 for the battery. In the meantime, we also offer the Long Range Battery with battery upgrade plans. If users opt to purchase an ES8, ES6, EC6, ET7 or ET5 and subscribe for the Long Range Battery under the BaaS, they can purchase the vehicle without the battery while paying a monthly subscription fee of RMB1,480. Users who currently apply the Standard Range Battery with the intention to upgrade their batteries can choose to either purchase a Long Range Battery for permanent upgrades or pay a monthly subscription fee of RMB880 for a flexible upgrade package. As advised by our PRC legal adviser, separation of sales of vehicles and batteries complies with the all applicable tax laws and regulations. While currently there is no special tax advantage applicable to us or our users by adopting the BaaS model, our users who purchase vehicles under the BaaS model are eligible to enjoy the same level of subsidies provided by the PRC government to users who purchase new energy vehicles without the BaaS model.
Under the BaaS, we sell a battery to Wuhan Weineng Battery Asset Co., Ltd., or the Battery Asset Company, and the user subscribes for the usage of the battery from the Battery Asset Company. The service we provide to our users under the BaaS relies, in part, on the smooth operation of and stability and quality of service delivered by the Battery Asset Company, which we cannot guarantee. We invested in the Battery Asset Company with CATL, Hubei Science Technology Investment Group Co., Ltd. and a subsidiary of Guotai Junan International Holdings Limited, which we refer to as the Initial BaaS Investors in this document. We and the Initial BaaS Investors each invested RMB200 million and held 25% equity interests in the Battery Asset Company at its establishment. In December 2020 and April 2021, the Battery Asset Company entered

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into agreements with new and existing investors for additional financing. In August 2021, the Battery Asset Company conducted series B financing with an aggregate amount of RMB530.5 million. We invested an additional RMB270 million in the Battery Asset Company in connection with its series B financing. As a result of these transactions, we currently beneficially own approximately 19.8% of the equity interests in the Battery Asset Company. We refer to the Initial BaaS Investors together with the other investors of the Battery Asset Company that subsequently joined as the Battery Asset Company Investors. As a result, we only have limited control over the business operations of the Battery Asset Company. If it fails in delivering smooth and stable operations, we will suffer from negative customer reviews and even returns of products or services and our reputation may be materially and adversely affected. Additionally, given that we generate a portion of our total revenues from sales of battery purchases and provision of service to the Battery Asset Company, our results of operations and financial performance will be negatively affected if the Battery Asset Company fails to operate smoothly. The Battery Asset Company may finance the purchase of batteries through issuance of equity and debt or bank borrowing. If the Battery Asset Company is unable to obtain future financings from the Battery Asset Company Investors or other third parties to meet its operational needs, it may not be able to continue purchasing batteries from us and providing them to our users through battery subscription, or otherwise maintain its healthy and sustainable operations. On the other hand, if the Battery Asset Company bears a significant rate of customer default on its payment obligations, its results of operations and financial performance may be materially impacted, which will in turn reduce the value of our and the Battery Asset Company Investors’ investments in the Battery Asset Company. In addition, in furtherance of the BaaS, we agreed to provide guarantee to the Battery Asset Company for the default in payment of monthly subscription fees from users, while the maximum amount of guarantee that can be claimed shall not be higher than the accumulated service fees we receive from the Battery Asset Company. As the BaaS user base is expanding, if an increased number of default occurs, our results of operations and financial performance will be negatively affected. As of September 30, 2021, the guarantee liability we provided to Battery Asset Company was immaterial.
Our services may not be generally accepted by our users. If we are unable to provide good customer service, our business and reputation may be materially and adversely affected.
We aim to provide users with a good customer service experience, including by providing our users with access to a full suite of services conveniently through our mobile application and vehicle applications. In addition, we seek to engage with our users on an ongoing basis using online and offline channels, in ways which are non-traditional for automakers. We are also expanding our service scope to meet our users’ evolving demands. For example, in January 2021, we launched NIO Certified, our official used car business, where our users can sell their NIO vehicles to us and we will resell them for value. We have established a nationwide used vehicle business network, covering services including vehicle inspection, evaluation, acquisition and sales. In addition, we have also started to offer auto financing arrangements to our users directly through our subsidiary, NIO Financial Leasing Co., Ltd., in late 2020. As advised by our PRC legal adviser, these auto financing arrangements provided by the Company fall within the scope of “financial leasing business” and the Company has obtained all required licenses, approvals and permits for conducting financial leasing business in all material respects. As of September 30, 2021 and the Latest Practicable Date, the outstanding amounts of auto loans we provided to our users were RMB4,219.9 million and RMB4,207.2 million, respectively, which were our total credit exposure. As of December 31, 2020 and September 30, 2021, we have accrued current expected credit loss of nil and RMB32.2 million against the carrying value of auto financing receivables based on our expected credit loss assessment. New service offerings will subject us to unknown risks. We cannot assure you that our services, including our service package and energy package, our used car service, our auto financing services or our efforts to engage with our users using both our online and offline channels, will be successful, which could impact our revenues as well as our customer satisfaction and marketing.
Our servicing will partially be carried out through third parties certified by us. Although such servicing partners may have experience in servicing other vehicles, we and such partners have very limited experience in servicing our vehicles. Servicing electric vehicles is different from servicing ICE vehicles and requires specialized skills, including high voltage training and servicing techniques. There can be no assurance that our service arrangements will adequately address the service requirements of our users to their satisfaction, or that we

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and our partners will have sufficient resources to meet these service requirements in a timely manner as the volume of vehicles we deliver increases.
In addition, if we are unable to roll out and establish a widespread service network, user satisfaction could be adversely affected, which in turn could materially and adversely affect our sales, results of operations and prospects.
We are dependent on our suppliers, many of whom are our single source suppliers for the components they supply.
The ES8, ES6, EC6, ET7 and ET5 each uses a great amount of purchased parts from suppliers, many of whom are currently our single source suppliers for these components, and we expect that this will be similar for any future vehicle we may produce. The supply chain exposes us to multiple potential sources of delivery failure or component shortages. While we obtain components from multiple sources whenever possible, similar to other players in our industry, many of the components used in our vehicles are purchased by us from a single source. To date, we have not qualified alternative sources for most of the single sourced components used in our vehicles and we generally do not maintain long-term agreements with our single source suppliers. For example, while several sources of the battery we have selected for the ES8 are available, we have fully qualified only one supplier for these cells.
Furthermore, qualifying alternative suppliers or developing our own replacements for certain highly customized components of the ES8, the ES6, the EC6, the ET7 and the ET5, such as the air suspension system and the steering system, may be time-consuming and costly. Any disruption in the supply of components, whether or not from a single source supplier, could temporarily disrupt the production of our vehicles until an alternative supplier is fully qualified by us or is otherwise able to supply us with the required material. There can be no assurance that we would be able to successfully retain alternative suppliers or supplies on a timely basis, on acceptable terms or at all. Changes in business conditions, force majeure, governmental changes and other factors beyond our control or which we do not presently anticipate, could also affect our suppliers’ ability to deliver components to us on a timely basis. For example, the current global supply constraint of semiconductor chips has negatively impacted our production activity and volume, as a result of which, we temporarily suspended the vehicle production activity in the JAC-NIO manufacturing plant in Hefei for five working days starting from March 29, 2021. In May, our vehicle delivery was adversely impacted for several days due to the volatility of semiconductor supply and certain logistical adjustments. Our production activity and results of operations may be further impacted should the semiconductor chip shortage continue. Any of the foregoing could materially and adversely affect our results of operations, financial condition and prospects.
Our business is subject to a variety of laws, regulations, rules, policies and other obligations regarding cybersecurity, privacy, data protection and information security. Any failure to comply with these laws, regulations and other obligations or any losses, unauthorized access or releases of confidential information or personal data could subject us to significant reputational, financial, legal and operational consequences.
We use our vehicles’ electronic systems to log information about each vehicle’s use, such as charge time, battery usage, mileage and driving behavior, in order to aid us in vehicle diagnostics, repair and maintenance, as well as to help us customize and optimize the driving and riding experience. Our users may object to the use of this data, which may hinder our capabilities in conducting our business. Collection, possession and use of our user ’s data in conducting our business may subject us to legislative and regulatory burdens in China and other jurisdictions that could require notification of any data breach, restrict our use of such information and hinder our ability to acquire new customers or market to existing customers. If users allege that we have improperly collected, used, transmitted, released or disclosed their personal information, we could face legal claims and reputational damage. We may incur significant expenses to comply with privacy, consumer protection and security standards and protocols imposed by laws, regulations, industry standards or contractual obligations. If third parties improperly obtain and use the personal information of our users, we may be required to expend significant resources to resolve these problems.
We are subject to numerous laws and regulations that address information security, privacy, data protection and the collection, storage, sharing, use, disclosure and protection of certain types of data in various

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jurisdictions. See “Regulatory Overview — Regulations on Internet Information Security and Privacy Protection.” In particular, on June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Data Security Law (the “Data Security Law”), which took effect in September 2021. The Data Security Law sets forth data security and privacy related compliance obligations of entities and individuals carrying out data related activities. The Data Security Law also introduces a data classification and layered protection system based on the importance of data and the degree of impact on national security, public interests or legitimate rights and interests of individuals or organizations if such data is tampered with, destroyed, leaked or illegally acquired or used. In addition, the Data Security Law provides a national security review procedure for data activities that may affect national security, and imposes export restrictions on certain data and information. According to the PRC National Security Law (the “PRC National Security Law”), the State shall establish institutions and mechanisms for national security review and regulation, and conduct national security review on certain matters that affect or may affect PRC national security, such as key technologies and IT products and services.
In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies listed in the United States. On July 10, 2021, the CAC released the Cybersecurity Review Measures (Revised Draft for Solicitation of Comments). On December 28, 2021, the CAC, NDRC, MIIT, the MPS, the Ministry of National Security, the MOF, the MOFCOM, the People’s Bank of China, the SAMR, the National Radio and Television Administration, the CSRC, the National Administration of State Secrets Protection and the State Cryptography Administration jointly released the Cybersecurity Review Measures (the “Cybersecurity Review Measures”), which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, network platform operators with information of over one million users shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and cyber information security risk. As advised by our PRC legal advisor, the term “listing abroad” under the Cybersecurity Review Measures exempts listing in Hong Kong from the mandatory obligation of ex-ante declaration of cybersecurity review. Based on the foregoing and as advised by the PRC legal adviser, we are of the view that the Cybersecurity Review Measures will not have a material adverse effect on our business, financial condition, operating results and prospects. Given the Cybersecurity Review Measures were recently promulgated, their interpretation, application and enforcement are subject to substantial uncertainties. On November 14, 2021, the CAC published the Administration Regulations on Cyber Data Security (Draft for Comments) (the “Draft Administration Regulations on Cyber Data Security”), which provides the circumstances under which data processors shall apply for cybersecurity review, including, among others, when (i) the data processors who process personal information of at least one million users apply for a “foreign” listing; and (ii) the data processors’ listing in Hong Kong affects or may possibly affect national security. However, it provides no further explanation or interpretation as to how to determine what constitutes “affecting national security”. As advised by our PRC legal adviser, the PRC governmental authorities have broad discretion in interpreting “affect or may affect national security.” In addition, there remains substantial uncertainty as to whether our listing in Hong Kong will be subject to cybersecurity review. Given these uncertainties, we cannot assure you whether we would be subject to the cybersecurity review for this Listing pursuant to such draft regulation. As of the Latest Practicable Date, the Draft Administration Regulations on Cyber Data Security have not been formally adopted. It is uncertain when the final regulation will be issued and take effect, how it will be enacted, interpreted and implemented, and whether or to what extent it will affect us. The scope of business operations and financing activities that are subject to such draft regulation and the implementation thereof is not yet clear.
In addition, the Draft Administration Regulations on Cyber Data Security also regulates other specific requirements in respect of the data processing activities conducted by data processors through the internet in view of personal data protection, important data safety, cross-broader data safety management and obligations of internet platform operators. For processing of personal information, the Draft Administration Regulations on Cyber Data Security imposes new requirements additional to those under the Personal Information Protection Law. For example, data processors shall provide individuals with convenient supports in respect of access, copy, rectification, restriction of the process, and deletion of their personal information,

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withdrawal of consent and deregistration of their accounts and shall not impose unreasonable restrictions for such requests. Data processors shall handle such requests and respond to the individuals within 15 business days. In one of the following situations, data processors shall delete or anonymize personal information within 15 business days: (i) the purpose of processing personal information has been achieved or the purpose of processing is no longer needed; (ii) the storage term agreed with the users or specified in the personal information processing rules has expired; (iii) the service has been terminated or the account has been canceled by the individual; or (iv) unnecessary personal information or personal information unavoidably collected due to the use of automatic data collection technology but without the consent of the individual. For the processing of important data, specific requirements shall be complied with. For example, processors of important data shall specify the responsible person of data safety, establish a data safety management department, make filing to the cyberspace administration at the districted city level within 15 business days after the identification of their important data, and seek approval for sharing, transaction and commissioned processing of important data from the industrial regulator or cyberspace administration at the districted city level. Data processors shall reserve the records of consent of individuals, the logs of provision of personal information and sharing, transaction, commissioned processing of important data for at least five years.
Data processors processing personal information of more than one million people shall also comply with the provisions for processing of important data stipulated in Draft Administration Regulations on Cyber Data Security for important data processors. Data processors dealing with important data or listing overseas (including Hong Kong) should carry out an annual data security assessment by themselves or by entrusting data security service agencies, and each year before January 31, data security assessment report for the previous year shall be submitted to the districted city level cyberspace administration department. When data collected and generated within the PRC are provided by the data processors overseas, if such data includes important data, or if the relevant data processor is a critical information infrastructure operator or processes personal information of more than one million people, the data processor shall go through the security assessment of cross-border data transfer organized by the national cyberspace administration.
As of the date hereof, (i) we have not been informed by any PRC governmental authority of any requirement that we file for approval for this Listing; (ii) we have not been subject to any material fines or administrative penalties, mandatory rectifications, or other sanctions by any competent regulatory authorities in relation to the infringement of cybersecurity and data protection laws and regulations; (iii) there is no material leakage of data or personal information or violation of cybersecurity and data protection and privacy laws and regulations by us which will have a material adverse impact on our business operations; (iv) there had been no material cybersecurity and data protection incidents or infringement upon the rights of any third parties, or other legal proceedings, administrative or governmental proceedings, pending or, to the best of the knowledge of the Company, threatened against or relating to the Company; and (v) we have implemented comprehensive cybersecurity and data protection policies, procedures and measures to safeguard personal information rights and ensure secured storage and transmission of data and prevent unauthorized access or use of data.
Furthermore, based on the facts that (i) the Cybersecurity Review Measures were newly adopted and the Draft Administration Regulations on Cyber Data Security have not been formally adopted, and the implementation and interpretation of both are subject to uncertainties, and (ii) we have not been involved in any investigations on cyber security review made by the CAC on such basis and nor have we received any inquiry, notice, warning, or sanctions in such respect, after consulting with our PRC legal adviser, our directors are of the view that such regulations do not have a material adverse impact on our business operations and financial performance as of the date hereof, and will not affect our compliance with laws and regulations in any material aspects as of the date of this document. As of the date hereof, we have not received any cybersecurity, data security and personal data protection related enquiries from any competent PRC regulatory authorities. Our PRC legal adviser and directors are of the view that we are in material compliance with the existing PRC laws and regulations on cybersecurity, data security and personal data protection, and the existing laws and regulations in cybersecurity, data security and personal data protection will not have a material adverse impact on our business operations. As there might be newly issued explanations or implementation rules on the existing regulations, laws and opinions or the draft measures mentioned above might become effective, we will actively monitor future regulatory and policy changes to ensure strict compliance with all applicable laws and regulations.

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However, we are not certain whether such draft measures will apply to our company and this Listing, or whether the scope of financing activities that are subject to such draft measures may change in the future. Further, if such draft measures is adopted into law in the future, we may become subject to enhanced cybersecurity review, or regulatory bodies in China may retroactively apply and implement such draft measures, including conducting a cybersecurity review over our company in connection with this Listing. We have conducted a gap analysis with the assistance of our PRC legal adviser, and will also rectify, adjust, and optimize our data practices in a timely manner to ensure compliance once the Draft Administration Regulations on Cyber Data Security come into effect. Our PRC legal adviser does not foresee any material impediment for the Group to take measures for compliance with the Draft Administration Regulations on Cyber Data Security. To mitigate the potential impact of any such regulatory changes, we will pay close attention to the legislative and regulatory development in cybersecurity and data protection, maintain ongoing dialogue with relevant government authorities and consult the relevant government authorities as necessary and in due course, we will also rectify, adjust, and optimize our data practices in a timely manner to keep pace with regulatory development.
On August 12, 2021, the MIIT issued the Opinion on Strengthening the Access Administration of Intelligent Connected Vehicles Manufacturing Enterprises and Their Products (the “Access Administration Opinion”), which provided responsibilities of intelligent connected vehicles manufacturing enterprises, and required such enterprises to strengthen the management of vehicle data security, cyber security, software updates, function safety and intended function safety. Furthermore, the Access Administration Opinion stated that vehicles manufacturing enterprises shall conduct security assessment prior to transmitting data abroad. On August 17, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure (the “Regulations”), which took effect in September 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cyber Security Law. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure. According to the Regulations, operators of certain industries or sectors that may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage may be identified as critical information infrastructure operators by the CAC or the respective industrial regulatory authorities once they meet the identification standards promulgated by the authorities.
On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law of the PRC (the “Personal Information Protection Law”), which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s separate consent shall be obtained before operation of such individual’s sensitive personal information, e.g., biometric characteristics and individual location tracking, (ii) personal information operators operating sensitive personal information shall notify individuals of the necessity of such operations and the influence on the individuals’ rights, (iii) if personal information operators reject individuals’ requests to exercise their rights, individuals may file a lawsuit with a People’s Court. On August 20, 2021, the Cyberspace Administration of China promulgated the Provisions on the Administration of Automobile Data Security (for Trial Implementation) (the “Provisions on Automobile Data Security”), which took effect in October 2021. The Provisions on Automobile Data Security clearly define the definition of “automobile data”, “automobile data operating”, “automobile data operator”, “personal information”, “sensitive personal information” and “important data”, and further elaborate the principles of and requirements for the automobile data operating activities within the PRC. Furthermore, the Provisions on Automobile Data Security also prescribe the implementation of classified protection of cybersecurity, the obligations of automobile data operators to inform, anonymize and obtain individuals’ consents, and the specific requirements for operating sensitive personal information, as well as the risk assessment when operating important data and the security assessment when providing data abroad.
Given that the above mentioned newly promulgated laws, regulations and policies were recently promulgated or issued, and have not yet taken effect (as applicable), their interpretation, application and enforcement are subject to substantial uncertainties. We have incurred, and will continue to incur, significant expenses in an effort to comply with cybersecurity, privacy, data protection and information security related laws, regulations,

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standards and protocols, especially as a result of such newly promulgated laws and regulations. Despite our efforts to comply with applicable laws, regulations and policies relating to cybersecurity, privacy, data protection and information security, we cannot assure you that our practices, offerings, services or platform will meet all of the requirements imposed on us by such laws, regulations or policies. Any failure or perceived failure to comply with applicable laws, regulations or policies may result in inquiries or other proceedings being instituted against, or other lawsuits, decisions or sanctions being imposed on us by governmental authorities, users, consumers or other parties, including but not limited to warnings, fines, directions for rectifications, suspension of the related business and termination of our applications, as well as in negative publicity on us and damage to our reputation, any of which could have a material adverse effect on our business, results of operations, financial condition and prospects. The above mentioned newly promulgated laws, regulations and policies may result in the publication of new laws, regulations and policies to which we or our vehicles may be subject, though the timing, scope and applicability of such laws or regulations are currently unclear. Any such laws, regulations or policies could negatively impact our business, results of operations and financial condition. We may be notified for cybersecurity review by the CAC if we were regarded as a critical information infrastructure operator by the CAC, or if our data processing activities and overseas listing were regarded as having impact or potential impact to national security, and be required to make significant changes to our business practices, suspend certain business, or even be prohibited from providing certain service offerings in jurisdictions in which we currently operate or in which we may operate in the future. Such review could also result in negative publicity with respect to us and diversion of our managerial and financial resource. There can be no assurance that we would be able to complete the applicable cybersecurity review procedures in a timely manner, or at all, if we are required to follow such procedures.
In addition, in connection with our expansion into the international markets, such as in Norway, we may need to comply with increasingly complex and rigorous regulatory standards enacted to protect business and personal data in jurisdictions other than China. For example, the European Union adopted the General Data Protection Regulation, or the GDPR, which became effective on May 25, 2018. The GDPR imposes additional obligations on companies regarding the handling of personal data and provides certain individual privacy rights to persons whose data is stored. Compliance with existing, proposed and recently enacted laws (including implementation of the privacy and process enhancements called for under GDPR) and regulations can be costly; any failure to comply with these regulatory standards could subject us to legal and reputational risks.
Despite our efforts to comply with applicable laws, regulations and other obligations relating to cybersecurity, privacy, data protection and information security in multiple jurisdictions where we operate our business, any actual or perceived failure on our part to comply with applicable laws or regulations or any other obligations relating to cybersecurity, privacy, data protection or information security, or any compromise of security that results in unauthorized access, use or release of personally identifiable information or other data, or the perception or allegation that any of the foregoing types of failure or compromise has occurred, could damage our reputation or result in investigations, fines, suspension of one or more of our apps, or other forms of sanctions or penalties by governmental authorities and private claims or litigation, any of which could materially adversely affect our business, results of operations, financial condition and prospects.
We are subject to risks related to customer credit.
We provided our users with the option of a battery payment arrangement, where users can make battery payments in installments. For the ES8 ordered before January 15, 2019, there is an RMB100,000 deduction in the purchase price and users adopting this arrangement pay RMB1,280 per month, payable over 78 months. For the ES8, ES6 and EC6 ordered between January 16, 2019 and August 19, 2020, there is an RMB100,000 deduction in the purchase price and users adopting this arrangement pay RMB1,660 per month, payable over 60 months. We are exposed to the creditworthiness of our users since we expect them to make monthly payments for vehicle batteries under the battery payment arrangement.
We also offer auto financing arrangements to users directly through our subsidiaries. Under the financing arrangements we typically receive a small portion of the total vehicle purchase price at the commencement of the financing term, followed by a stream of payments over the financing term. To the extent our users fail to

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make payments on time under any of the foregoing arrangements, our results of operations may be adversely affected. As of September 30, 2021, the amount of auto financing receivables was RMB3,935.8 million (US$610.8 million). As we continue to grow our business, we may increase the amount of our auto financing receivables. We may fail to effectively manage the credit risks related to our auto financing arrangements. To the extent our users default on their obligations to us or fail to make payments on time under any of the foregoing arrangements, our results of operations may be adversely affected.
We had incurred net current liabilities and net liabilities as of December 31, 2019, and may not be able to achieve or maintain net assets in the future.
We had net current liabilities of RMB4.6 billion as of December 31, 2019, as compared to net current assets of RMB3.6 billion as of December 31, 2018, primarily due to a decrease of RMB2.3 billion in our cash and cash equivalents and a decrease of RMB5.0 billion in our short-term investment. We had net liabilities of RMB4.8 billion as of December 31, 2019. We had net current assets of RMB32.2 billion as of December 31, 2020, as compared to net current liabilities of RMB4.6 billion as of December 31, 2019, which was primarily due to an increase in cash and cash equivalents of RMB37.6 billion and an increase in short-term investments of RMB3.8 billion, which was as a result of the cash proceeds from the consummation of equity and debt financing.
We had total shareholders’ deficit of RMB6,277.6 million as of December 31, 2019, as compared to total shareholders’ equity of RMB6,821.1 million as of December 31, 2018, primarily due to the increase of accumulated deficit, which was mainly derived from the net loss and accretion on convertible redeemable preferred shares to redemption value during the current and prior years. We had total shareholders’ equity of RMB27,171.0 million as of December 31, 2020, as compared to shareholders’ deficit of RMB6,277.6 million as of December 31, 2019, primarily due to our external financing activities. In the first quarter of 2020, our cash balance was not adequate to provide the required working capital and liquidity for our continuous operation.
We have been applying a variety of methods to manage our working capital. We use just-in-time, pull-production system to control the inventory level of the components. We adopt made-to-order model and do not maintain a high level of inventories of vehicles. We aim to fulfill orders and deliver vehicles to our users within 21 to 28 days from the date users place their orders. We manage the payment term policy to suppliers to improve our cash position. For most of our suppliers, the payment term ranges from 30 to 90 days. Meanwhile, payment methods can be a combination of cash and notes payable. We are committed to further improving our working capital management. While we believe that our current working capital management is effective, we cannot guarantee that we will have sufficient working capital to fund our current operations in the future. If we are unable to maintain adequate working capital, we may default on our payment obligations and may not be able to meet our capital expenditure requirements, which may have a material adverse effect on our business, financial condition and results of operations.
We may be exposed to credit risk of trade receivable.
Our trade receivable primarily includes amounts of vehicle sales in relation of government subsidy to be collected from government on behalf of customers, auto financing receivables, current portion of battery installment and receivables due from vehicle users. We have identified the relevant risk characteristics of our customers and the related receivables, prepayments, deposits and other receivables which include size, type of the services or the products we provide, or a combination of these characteristics. Receivables with similar risk characteristics have been grouped into pools. For each pool, we consider the historical credit loss, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact our receivables. Additionally, external data and macroeconomic factors are also considered. For the year ended December 31, 2020 and for the nine months ended September 30, 2021, we recorded RMB9.7 million and RMB38.3 million (US$5.9 million) expected credit loss expense in selling, general and administrative expenses, respectively. As of December 31, 2020 and September 30, 2021, the

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expected credit loss provision for the current and non-current assets are RMB64.7 million and RMB99.3 million (US$15.4 million), respectively. We cannot assure you that all of our customers will not default on their obligations to us in the future, despite our efforts to conduct credit assessment on them.
We face inventory risks that, if not properly managed, could harm our financial condition, operating results, and prospects.
We are exposed to significant inventory risks that may adversely affect our operating results as a result of increased competition, seasonality, new models launches, rapid changes in vehicle life cycles and pricing, defective vehicles, changes in consumer demand and consumer spending patterns, and other factors. We endeavor to accurately predict these trends and avoid overstocking or understocking issues. Demand for our vehicles, however, can change significantly between the time inventory or components are ordered and the date of sale. We may misjudge customer demand, resulting in inventory buildup and possible significant inventory write-down. It may also make it more difficult for us to inspect and control quality and ensure proper handling, storage and delivery. We may experience higher return rates on new vehicles, receive more customer complaints about them and face costly product liability claims as a result of selling them, which would harm our brand and reputation as well as our financial performance.
We might not be able to fulfil our obligation in respect of deferred revenue, which might have impact on our cash or liquidity position.
Our recognition of deferred revenue is subject to future performance obligations, mainly including the transaction price allocated to the performance obligations that are unsatisfied, or partially satisfied, which mainly arises from the undelivered home chargers, the vehicle connectivity service, the extended warranty service, the points offered to customers as well as battery swapping service embedded in the vehicle sales contract. We may have multiple performance obligations identified in the vehicle sales contract and the sales of service and energy packages to transfer goods or services to a customer for which we have received consideration, or an amount of consideration is due, from the customer, which is recorded as deferred revenue. Due to potential future changes in customer preferences and the need for us to satisfactorily perform product support and other services, deferred revenue at any particular date may not be representative of actual revenue for any current or future period. Any failure to fulfil the obligations in respect of deferred revenue may have an adverse impact on our results of operations and liquidity.
Fluctuation of fair value change of short-term investments we made may affect our results of operations.
During the Track Record Period, our short-term investments consist primarily of investments in fixed deposits with maturities between three months and one year and investments in money market funds and financial products issued by banks. The methodologies that we use to assess the fair value of the short-term investment involve a significant degree of management judgment and are inherently uncertain. In addition, we are exposed to credit risks in relation to our short-term investments, which may adversely affect the net changes in their fair value. We cannot assure you that market conditions will create fair value gains on our short-term investment or we will not incur any fair value losses on our short-term investment in the future. If we incur such fair value losses, our results of operations, financial condition and prospects may be adversely affected.
We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.
We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The automotive industry experiences significant product liability claims and we face inherent risk of exposure to claims in the event our vehicles do not perform as expected or malfunction resulting in property damage, personal injury or death. Our risks in this area are particularly pronounced given we have limited field experience of our vehicles. In addition, we may be subject to product liability claims for defective components and parts that are manufactured by our third-party partners. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our vehicles and business and inhibit or

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prevent commercialization of our future vehicle candidates which would have a material adverse effect on our brand, business, prospects and operating results. Any insurance coverage might not be sufficient to cover all potential product liability claims. Any lawsuit seeking significant monetary damages may have a material adverse effect on our reputation, business and financial condition.
Our vehicles are subject to motor vehicle standards and the failure to satisfy such mandated safety standards would have a material adverse effect on our business and operating results.
All vehicles sold must comply with various standards of the market where the vehicles were sold. In China, vehicles must meet or exceed all mandated safety standards. Rigorous testing and the use of approved materials and equipment are among the requirements for achieving such standards. Vehicles must pass various tests and undergo a certification process and be affixed with the CCC certification, before receiving delivery from the factory, being sold, or being used in any commercial activity. In addition, the Access Administration Opinion requires vehicles manufacturing enterprises to ensure the compliance of vehicle products with relevant laws, regulations, technical standards and technical specification and file for record with the MIIT prior to over-the-air updates, and shall file with the MIIT in the event of any change to the safety, energy saving, environment protection, anti-theft and other technical parameters and shall ensure conformance by vehicle products and production. Without the approval, no over-the-air update shall be conducted to add or update the autonomous driving function. Any delays or lags of the over-the-air updates due to the MIIT prior filing procedures may materially and adversely affect our business and operating results. Furthermore, given we commenced delivery of our vehicles in Norway, we are also subject to mandated safety standards in Norway. Failure by us to have the ES8, the ES6, the EC6, the ET7, the ET5 or any future model satisfy motor vehicle standards or any new laws and regulations in China, Norway or other markets where our vehicles are sold would have a material adverse effect on our business and operating results.
We may be subject to risks associated with autonomous driving technologies.
Through NIO Pilot and NIO Autonomous Driving, or NAD, we provide an enhanced advanced driver assistance system, or ADAS, and plan to offer higher levels of autonomous driving functionalities, and through our research and development, we continually update and improve our autonomous driving technologies. Regulatory, safety and reliability issues, or the perception thereof, many of which are beyond our control, could cause the public, our users or our potential business partners to lose confidence in autonomous driving solutions in general. The safety of such technology depends in part on end users of vehicles equipped with ADAS and higher levels of automated driving systems, as well as other drivers, pedestrians, other obstacles on the roadways or other unforeseen events. For example, there have been traffic accidents involving vehicles equipped with ADASs, including our NIO vehicles. Even though the actual causes of such traffic accidents may not be associated with the use of ADAS, they resulted in, and any future similar accidents could result in, significant negative publicity, and, in the future, could result in suspension or prohibition of vehicles equipped with ADAS and other automated driving systems, as well as regulatory investigations, recalls, systems or features modifications and related actions. In addition, to the extent accidents associated with our ADAS and other automated driving systems (once launched) occur, we could be subject to liability, government scrutiny and further regulation. Any of the foregoing could materially and adversely affect our results of operations, financial condition and growth prospects.
We may be compelled to undertake product recalls or take other actions, which could adversely affect our brand image and financial performance.
Recalls of our vehicles can cause adverse publicity, damage to our brand and liability for costs. In June 2019, we identified problems with certain batteries on ES8 vehicles following safety incidents occurred in Shanghai and other locations in China. We then voluntarily recalled 4,803 ES8s, and replaced the batteries in the NIO battery swap network equipped with the malfunctioned modules. We undertook to compensate all users who had incurred property losses as a result of incidents caused by battery quality issues. Total recall costs accrued in the second quarter of 2019 were RMB339.1 million, including RMB283.3 million recorded in cost of vehicle sales and RMB55.8 million recorded in cost of other sales, respectively. After a detailed analysis and repeated testing, our investigation on the vehicle recall concluded that the batteries used in the vehicles involved were

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equipped with a module specification NEV-P50, and the voltage sampling cable harness in the module may be pressed by the upper cover of the module due to improper positioning. In extreme cases, the insulation on the pressed voltage sampling cable harness may wear out and cause a short circuit, creating a safety issue. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our vehicles, including any systems or parts sourced from our suppliers, prove to be defective or non-compliant with applicable laws and regulations. Such recalls, whether voluntary or involuntary or caused by systems or components engineered or manufactured by us or our suppliers, could involve significant expense and could adversely affect our brand image in our target markets, as well as our business, prospects, financial condition and results of operations.
We are subject to risks related to the investment in NIO China.
In February 2020, we entered into a collaboration framework agreement with the municipal government of Hefei, Anhui province, where the JAC-NIO Hefei manufacturing plant, our main manufacturing hub, is located. Subsequently from April to June 2020, we entered into definitive agreements, as amended and supplemented, or the Hefei Agreements, for investments in NIO China with a group of investors, which we refer to as the Hefei Strategic Investors in this document. Under the Hefei Agreements, the Hefei Strategic Investors agreed to invest an aggregate of RMB7 billion in cash into NIO Holding Co., Ltd. (previously known as NIO (Anhui) Holding Co., Ltd.), or NIO China, a legal entity wholly owned by us pre-investment. We agreed to inject our core businesses and assets in China, including vehicle research and development, supply chain, sales and services and NIO Power, or together as the Asset Consideration, valued at RMB17.77 billion in total, into NIO China, and invest RMB4.26 billion in cash into NIO China. For more information, see “Business — Certain Other Cooperation Arrangements — Hefei Strategic Investors.”
Pursuant to the Hefei Agreements, NIO China will establish its headquarters in the Hefei Economic and Technological Development Area, or HETA, where our main manufacturing hub is located, for its business operations, research and development, sales and services, supply chain and manufacturing functions. We will collaborate with the Hefei Strategic Investors and HETA to develop NIO China’s business and to support the accelerated development of the smart electric vehicle sectors in Hefei in the future.
Subsequent to the entry into the Hefei Agreements, the cash contribution obligations of us and the Hefei Strategic Investors have all been fulfilled. In September 2020, we, through one of our wholly-owned subsidiaries, redeemed 8.612% equity interests in NIO China from one of the Hefei Strategic Investors and subscribed for certain newly increased registered capital to increase our shareholding in NIO China. In addition, in February 2021, we, through one of our wholly-owned subsidiaries, also purchased from two of the Hefei Strategic Investors an aggregate of 3.305% equity interests in NIO China for a total consideration of RMB5.5 billion and subscribed for newly increased registered capital of NIO China at a subscription price of RMB10.0 billion. In September 2021, we, through one of our wholly-owned subsidiaries, purchased from a minority strategic investor of NIO China an aggregate of 1.418% equity interests in NIO China for a total consideration of RMB2.5 billion and subscribed for newly increased registered capital of NIO China at a subscription price of RMB7.5 billion. As a result of these transactions, the registered capital of NIO China was RMB6.429 billion, and we held 92.114% controlling equity interests in NIO China. We have fulfilled all obligations due to be fulfilled under the Hefei Agreements as of the Latest Practicable Date.
In connection with this investment, NIO China granted certain minority shareholders’ rights to the Hefei Strategic Investors, including, among others, the right of first refusal, co-sale right, preemptive right, anti-dilution right, redemption right, liquidation preference and conditional drag-along right. You would not enjoy these preferential rights or treatment through investing in our ADSs and the underlying ordinary shares. Exercise of these preferential rights by the Hefei Strategic Investors may also adversely affect your investment in our Company.
In particular, the Hefei Strategic Investors may require us to redeem the shares of NIO China they hold under various circumstances, at a redemption price equal to the total amount of the investment price of the Hefei Strategic Investors plus an investment income calculated at a compound rate of 8.5% per annum upon the occurrence of certain events. The events leading to Hefei Strategic Investors’ exercise of their redemption

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rights include, but are not limited to, the following: (A) NIO China’s failure to submit an application for the qualified initial public offering within 48 months, or failure to complete the qualified initial public offering within 60 months, following receipt of the first instalment of investment; (B) significant concealment, misleading, false statement or suspected fraud of NIO China in the process of information disclosure for the Hefei investment; (C) false or fraudulent capital contribution or withdrawal of our capital contribution to NIO China; (D) material integrity problems of the core management team of NIO China; (E) major changes in the main business of NIO China; (F) resignation of more than half of the core management team within two years prior to the date of submission of the application for the qualified initial public offering; and (G) change of control in NIO China. If any of the triggering events of redemption occurs, we will need substantial capital to redeem the shares of NIO China held by the Hefei Strategic Investors, and the value of your investment in our Company will be negatively affected. In particular, if NIO China fails to apply for the qualified initial public offering in July 2024, which is 48 months following the Hefei Strategic Investors’ payment of the first installment, or if NIO China fails to complete the qualified initial public offering in July 2025, which is 60 months following the Hefei Strategic Investors’ payment of the first installment, the Hefei Strategic Investors may request us to redeem the equity interest in NIO China then held by them. Assuming we still hold 92.114% controlling equity interests in NIO China in July 2024 or July 2025, the amount of redemption consideration, calculated based on a compound rate of 8.5% per annum, will be approximately RMB4,019.0 million or RMB4,360.6 million, respectively. As the deadline for NIO China to file for a qualified initial public offering is July 2024, we do not have specific plans for the initial public offering of NIO China as of the date hereof. In addition, if we pursue the initial public offering of NIO China, we will be subject to various requirements under the Listing Rules of the Stock Exchange and relevant practice notes, including, among others, the requirement in the level of operations and assets of the remaining business in our company following the spin-off to maintain listing status, the approval of the Stock Exchange and shareholder approval. As a result, the application for and the completion of the qualified initial public offering are subject to substantial uncertainties. If we do not have adequate cash available or cannot obtain additional financing, or our use of cash is restricted by applicable law, regulations or agreements governing our current or future indebtedness, we may not be able to redeem shares of NIO China when required under the Hefei Shareholders Agreement, which would constitute an event of default under the Hefei Shareholders Agreement and subject us to liabilities.
In addition, before NIO China completes its potential qualified initial public offering, without the prior written consent of the Hefei Strategic Investors, we may not directly or indirectly transfer, pledge or otherwise dispose of NIO China’s shares to a third party that may result in our shareholding in NIO China falling below 60%. Without the prior written consent of the Hefei Strategic Investors, we have the right to directly or indirectly transfer, pledge or otherwise dispose of no more than 15% of NIO China’s shares.
Because we have injected the core businesses and assets into NIO China, the Hefei Strategic Investors will have senior claims over the assets of NIO China compared to NIO China’s other shareholders (i.e., our other subsidiaries) when a liquidation event of NIO China occurs. As a result, holders of our Class A ordinary shares and ADSs will be structurally subordinated to the Hefei Strategic Investors, which may negatively affect the value of the investment of ADS holders and holders of Class A ordinary shares in our company. We may not have sufficient funding to repay our existing debts. Pursuant to the articles of association of NIO China and the shareholders agreement among the shareholders of NIO China, all corporate matters can be approved by shareholders holding majority of or more than 2/3 of the total equity interests in NIO China, provided that if the shareholders intend to terminate the operations of NIO China early, unanimous voting of the shareholders is required for the dissolution and liquidation of NIO China. As a result, we essentially control the daily operation of and substantially all of the corporate matters of NIO China. Notwithstanding this, the Hefei Strategic Investors have voting rights with respect to various significant corporate matters of NIO China and its consolidated entities, such as change in NIO China’s corporate structure, change of its core business and amendment to its articles of association, which may limit our ability to make certain major corporate decisions with regard to NIO China. Any of the foregoing could materially adversely affect your investment in our Class A ordinary shares and ADSs.

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Our warranty reserves may be insufficient to cover future warranty claims which could adversely affect our financial performance.
For the initial owner of the ES8, the ES6, the EC6, the ET7 and the ET5 in China, in addition to the warranty required under the relevant PRC law, we also provide (i) a bumper-to-bumper three-year or 120,000-kilometer warranty, (ii) for critical EV components (battery, electric motors, power electric unit and vehicle control unit) an eight-year or 120,000-kilometer warranty, and (iii) a two-year or 50,000 kilometer warranty covering vehicle repair, replacement and refund, we also provide an extended warranty, subject to certain conditions. For the initial owner of the ES8 in Europe, we provide an extended warranty subject to certain conditions, in addition to the warranty required under the applicable laws and regulations. Our warranty program is similar to other auto company’s warranty programs intended to cover all parts and labor to repair defects in material or workmanship in the body, chassis, suspension, interior, electric system, battery, electric powertrain and brake system. We plan to record and adjust warranty reserves based on changes in estimated costs and actual warranty costs. However, because we did not start making delivery of the ES8 until June 2018, of the ES6 until June 2019 and of the EC6 until September of 2020, and will not start making deliveries of the ET7 until March 2022, and of the ET5 until September 2022, we have little experience with warranty claims regarding our vehicles or with estimating warranty reserves. As of September 30, 2021, we had warranty reserves in respect of our vehicles of RMB1,677.9 million. We cannot assure you that such reserves will be sufficient to cover future claims. We could, in the future, become subject to a significant and unexpected warranty claims, resulting in significant expenses, which would in turn materially and adversely affect our results of operations, financial condition and prospects.
We have a significant amount of debt, including our convertible senior notes, that are senior in capital structure and cash flow, respectively, to our shareholders. Satisfying the obligations relating to our debt could adversely affect the amount or timing of distributions to our shareholders or result in dilution.
As of September 30, 2021, we had RMB9,826.6 million (US$1,525.1 million) in total long-term borrowings outstanding, consisting primarily of (i) our 4.50% convertible senior notes due 2024; (ii) our convertible senior notes due 2022 issued in September 2019 to an affiliate of Tencent Holdings Limited; (iii) our 0.00% convertible senior notes due 2026 and 0.50% convertible senior notes due 2027 and (iv) our long-term bank debt, excluding the current portions of (i) and (iv) that are due within one year from September 30, 2021. Meanwhile, as of September 30, 2021, we had RMB6,872.8 million (US$1,066.6 million) in total short-term borrowings including the current portions of long-term borrowings.
In January 2019, we issued US$750 million aggregate principal amount of 4.50% convertible senior notes due 2024, or the 2024 Notes. The 2024 Notes are unsecured debt and are not redeemable by us prior to the maturity date except for certain changes in tax law. In accordance with the indenture governing the 2024 Notes, or the 2024 Notes Indenture, holders of the 2024 Notes may require us to purchase all or any portion of their notes on February 1, 2022 at a repurchase price equal to 100% of the principal amount of the 2024 Notes to be repurchased, plus accrued and unpaid interest. Such repurchase right offer expired on January 28, 2022. None of the noteholders exercised their repurchase right, and no Notes were surrendered for repurchase. Holders of the 2024 Notes may also require us, upon a fundamental change (as defined in the 2024 Notes Indenture), to repurchase for cash all or part of their 2024 Notes at a fundamental change repurchase price equal to 100% of the principal amount of the 2024 Notes to be repurchased, plus accrued and unpaid interest. In connection with the issuance of the 2024 Notes, we entered into capped call transactions and zero-strike call option transactions. Shortly after the pricing of the 2026 Notes and the 2027 Notes in January 2021, we entered into separate and individually privately negotiated agreements with certain holders of the 2024 Notes to exchange approximately US$581.7 million principal amount of the outstanding 2024 Notes for ADSs (each, a “2024 Notes Exchange” and collectively, the “2024 Notes Exchanges”). The 2024 Notes Exchanges closed on January 15, 2021. In connection with the 2024 Notes Exchanges, we also entered into agreements with certain financial institutions that are parties to our existing capped call transactions (which we had entered into in February 2019 in connection with the issuance of the 2024 Notes) shortly after the pricing of the 2026 Notes and the 2027 Notes to terminate a portion of the relevant existing capped call transactions in a notional amount corresponding to the portion of the principal amount of such 2024 Notes exchanged. In connection

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with such terminations of the existing capped call transactions, we received deliveries of ADSs in such amounts as specified pursuant to such termination agreements on January 15, 2021.
In September 2019, each of an affiliate of Tencent Holdings Limited and Mr. Bin Li, our founder, chairman of the board of directors and chief executive officer, subscribed for US$100 million principal amount of convertible notes, each in two equally split tranches, collectively the Affiliate Notes. The Affiliate Notes issued in the first tranche matured in 360 days from the issuance date, bore no interest, and required us to pay a premium at 2% of the principal amount at maturity. The Affiliate Notes issued in the second tranche will mature in three years from the issuance date, bear no interest, and require us to pay a premium at 6% of the principal amount at maturity. The 360-day Affiliate Notes are convertible into our Class A ordinary shares (or ADSs) at a conversion price of US$2.98 per ADS at the holder ’s option from the 15th day immediately prior to maturity, and the three-year Affiliate Notes are convertible into our Class A ordinary shares (or ADSs) at a conversion price of US$3.12 per ADS at the holder ’s option from the first anniversary of the issuance date. The holders of the three-year Affiliate Notes will have the right to require us to repurchase for cash all of the convertible notes or any portion thereof on February 1, 2022. As of December 31, 2020, the 360-day Affiliate Notes issued to each of an affiliate of Tencent Holdings Limited and Mr. Bin Li have been converted to Class A ordinary shares and the three-year Affiliate Notes issued to the wholly owned company of Mr. Bin Li have been converted to ADSs.
In February and March 2020, we issued and sold convertible notes in an aggregate principal amount of US$435 million due 2021, or the 2021 Notes, to several unaffiliated Asia based investment funds. The 2021 Notes bore zero interest. The holders of the 2021 Notes issued in February 2020 have the right to convert either all or part of the principal amount of the 2021 Notes into our Class A ordinary shares (or ADSs), prior to maturity and (a) from the date that is six months after the issuance date, at a conversion price of US$3.07 per ADS, or (b) upon the completion of a bona fide issuance of equity securities of our company for fundraising purposes, at the conversion price derived from such equity financing. The holders of the 2021 Notes issued in March 2020 have the right to convert either all or part of the principal amount of the 2021 Notes into our Class A ordinary shares (or ADSs), prior to maturity and from September 5, 2020, at a conversion price of US$3.50 per ADS, subject to certain adjustments. As of December 31, 2020, all of the 2021 Notes have been converted to ADSs.
In January 2021, we issued US$750 million aggregate principal amount of 0.00% convertible senior notes due 2026, or the 2026 Notes, and US$750 million aggregate principal amount of 0.50% convertible senior notes due 2027, or the 2027 Notes. The 2026 Notes and the 2027 Notes are unsecured debt. Prior to August 1, 2025, in the case of the 2026 Notes, and August 1, 2026, in the case of the 2027 Notes, the 2026 Notes and the 2027 Notes, as applicable, will be convertible at the option of the holders only upon satisfaction of certain conditions and during certain periods. Holders may convert their 2026 Notes or 2027 Notes, as applicable, at their option at any time on or after August 1, 2025, in the case of the 2026 Notes, or August 1, 2026, in the case of the 2027 Notes, until the close of business on the second scheduled trading day immediately preceding the relevant maturity date. Upon conversion, we will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at our election. The initial conversion rate of the 2026 Notes is 10.7458 ADSs per US$1,000 principal amount of such 2026 Notes. The initial conversion rate of the 2027 Notes is 10.7458 ADSs per US$1,000 principal amount of such 2027 Notes. The relevant conversion rate for such series of the 2026 Notes and the 2027 Notes is subject to adjustment upon the occurrence of certain events. Holders of the 2026 Notes and the 2027 Notes may require us to repurchase all or part of their 2026 Notes and 2027 Notes for cash on February 1, 2024, in the case of the 2026 Notes, and February 1, 2025, in the case of the 2027 Notes, or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the 2026 Notes or the 2027 Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the relevant repurchase date. In addition, on or after February 6, 2024, in the case of the 2026 Notes, and February 6, 2025, in the case of the 2027 Notes, until the 20th scheduled trading day immediately prior to the relevant maturity date, we may redeem the 2026 Notes or the 2027 Notes, as applicable for cash subject to certain conditions, at a redemption price equal to 100% of the principal amount of the 2026 Notes or the 2027 Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the relevant optional redemption date. Furthermore, we may redeem all but not part of the 2026 Notes or the 2027 Notes in the event of certain changes in the tax laws.

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Satisfying the obligations of all these indebtedness and interest liabilities could adversely affect the amount or timing of any distributions to our shareholders. We may choose to satisfy, repurchase, or refinance any of these liabilities through public or private equity or debt financings if we deem such financings available on favorable terms. If we do not have adequate cash available or cannot obtain additional financing, or our use of cash is restricted by applicable law, regulations or agreements governing our current or future indebtedness, we may not be able to repurchase any of these notes when required under the respective transaction documents, which would constitute an event of default under the respective transaction documents. An event of default could also lead to a default under other agreements governing our current and future indebtedness, and if the repayment of such other indebtedness were accelerated, we may not have sufficient funds to repay the indebtedness and repurchase any of these notes or make cash payments upon conversion of any of these notes. In addition, the holders of any of these notes may convert their notes to a number of our ADSs in accordance with the respective transaction documents. Any conversion will result in immediate dilution to the ownership interests of existing shareholders and such dilution could be material. Lastly, we are exposed to interest rate risk related to our portfolio of investments in debt securities and the debt that we have issued. Among other things, some of our bank loans carry floating interest, and increases in interest rates would result in a decrease in the fair value of our outstanding debt. In the event that we incur a decrease in the fair value of our outstanding debt, our financial performance will be adversely affected.
If we update our manufacturing equipment more quickly than expected, we may have to shorten the useful lives of any equipment to be retired as a result of any such update, and the resulting acceleration in our depreciation could negatively affect our financial results.
We and JAC have invested and expect to continue to invest significantly in what we believe is state of the art tooling, machinery and other manufacturing equipment for the product lines where the vehicles are manufactured, and we depreciate the cost of such equipment over their expected useful lives. However, manufacturing technology may evolve rapidly, and we or JAC may decide to update our manufacturing process with advanced equipment more quickly than expected. Moreover, as our engineering and manufacturing expertise and efficiency increase, we or JAC may be able to manufacture our products using less of our installed equipment. The useful life of any equipment that would be retired early as a result would be shortened, causing the depreciation on such equipment to be accelerated, and to the extent we own such equipment, our results of operations could be negatively impacted. Furthermore, under the renewal joint manufacturing arrangement we entered into with JAC and Jianglai in May 2021, we agreed to pay JAC the asset depreciation and amortization with regard to the assets JAC invested and to invest for the manufacture of NIO models as actually incurred, payable monthly and subject to adjustment annually. An increased amount of investment made by JAC into the manufacturing plant will lead to an increased cost in asset depreciation and amortization, which could negatively affect our results of operations and financial conditions.
The construction and operation of our manufacturing facilities are subject to regulatory approvals or filings and may be subject to changes, delays, cost overruns or may not produce expected benefits.
In 2017, we signed a framework agreement with the Shanghai Jiading government and its authorized investment entity to build and develop our own manufacturing facility in Jiading, Shanghai. In 2019, we agreed with the related contractual parties to cease construction of this planned manufacturing facility and terminate this development project. Pursuant to the Measures for the Access Administration of Road Motor Vehicle Manufacturing Enterprises and Their Products, which was promulgated by the MIIT on November 27, 2018 and came into effect on June 1, 2019, road motor vehicle research and development and design enterprises are encouraged to cooperate with road motor vehicle manufacturing enterprises. Qualified research and development and design enterprises are allowed to apply for the access for road motor vehicle manufacturing enterprises and their products by leveraging the manufacturing enterprises’ production capacity. In addition, in 2019, based on our 2018 vehicle delivery results of 11,348 vehicles and vehicle demand forecasts at the time, we considered the then annual production capacity of JAC-NIO manufacturing plant of 120,000 units to be sufficient in the two to three years following 2019. The actual deliveries of vehicles in 2019, 2020 and 2021 were 20,565, 43,728 and 91,429, respectively, which showed a significant growth trend while proved to fall within the maximum manufacturing capacity of JAC-NIO manufacturing plant at the time. As a result of

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both the new government policies giving certainty for the joint manufacturing model, and the sufficiency of manufacturing capacity at JAC-NIO plant at the time, we made a strategic decision to cease the construction of our own manufacturing facility in Jiading.
In February 2020, we entered into a collaboration framework agreement with the municipal government of Hefei, Anhui province, where our main manufacturing hub is located. Subsequently from April to June 2020, we entered into definitive agreements, as amended and supplemented, for investments in NIO China. Pursuant to the definitive agreements, we will collaborate with the Hefei Strategic Investors and HETA to develop NIO China’s business and to support the accelerated development of the smart electric vehicle sectors in Hefei in the future. In February 2021, we, through NIO China, entered into a further collaboration framework agreement with the municipal government of Hefei, Anhui province, pursuant to which the Hefei government and NIO China agreed in principle to jointly build a world-class industrial campus to support the development and innovations of the smart electric vehicle industry and related supply chains led by NIO China. In addition, the Hefei government and its associated parties plan to re-invest their returns from the equity investments in NIO China to support the further cooperation in Hefei.
Under PRC law, construction projects are subject to broad and strict government supervision and approval procedures, including but not limited to project approvals and filings, construction land and project planning approvals, environment protection approvals, pollution discharge permits, work safety approvals, fire protection approvals, and the completion of inspection and acceptance by relevant authorities. Some of the construction projects being carried out by us are undergoing necessary approval procedures as required by law. As a result, the relevant entities operating such construction projects may be subject to administrative uncertainty, and construction projects in question may be subject to fines or the suspension of use of such projects. Failure to complete the construction projects on schedule and within budget, and failure to obtain necessary approvals or any incompliance with relevant government supervision could have a material adverse impact on our operations, and we may not be able to find commercially reasonable alternatives.
We face risks related to natural disasters, health epidemics and other outbreaks, which could significantly disrupt our operations.
Our business could be adversely affected by the effects of epidemics. In recent years, there have been outbreaks of epidemics in China and globally. In recent years, there have been outbreaks of epidemics in China and globally. Our business operations could be disrupted if any of our employees are suspected of having epidemics, since it could require our employees to be quarantined and/or our offices to be disinfected. In addition, our results of operations could be adversely affected to the extent that the outbreak harms the Chinese economy in general.
We are also vulnerable to natural disasters and other calamities. Our vehicles production, sales and delivery and our service operations and capacities could be materially and adversely affected by natural disasters and other calamities in the areas where we operate and where our vehicles are sold to. For example, in July 2021, our deliveries of vehicles and power services were interrupted due to the flood in Henan province and the typhoon in Shanghai and several other neighboring cities. Although we have servers that are hosted in an offsite location, our backup system does not capture data on a real-time basis and we may be unable to recover certain data in the event of a server failure. We cannot assure you that any backup systems will be adequate to protect us from the effects of fire, floods, typhoons, earthquakes, power loss, telecommunications failures, break-ins, war, riots, terrorist attacks or similar events. Any of the foregoing events may give rise to interruptions, breakdowns, system failures, technology platform failures or internet failures, which could cause the loss or corruption of data or malfunctions of software or hardware as well as adversely affect our ability to provide services on our platform.
Rising international political tension, including changes in U.S. and international trade policies, particularly with regard to China, may adversely impact our business and operating results.
The U.S. government has made statements and taken certain actions that may lead to potential changes to U.S. and international trade policies towards China. In January 2020, the “Phase One” agreement was signed

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between the United States and China on trade matters. However, it remains unclear what additional actions, if any, will be taken by the U.S. or other governments with respect to international trade agreements, the imposition of tariffs on goods imported into the U.S., tax policy related to international commerce, or other trade matters. While cross-border business may not currently be an area of our focus, any unfavorable government policies on international trade, such as capital controls or tariffs, may affect the demand for our products and services, impact the competitive position of our products or prevent us from selling products in certain countries. Moreover, many of the recent policy updates in the U.S., including the Clean Network project initiated by the U.S. Department of State in August 2020 and the Entity List regime maintained and regularly updated by the U.S. Bureau of Industry and Security, may have unforeseen implications for our business. If any new tariffs, legislation and/or regulations are implemented, or if existing trade agreements are renegotiated or, in particular, if the U.S. government takes retaliatory trade actions due to the recent U.S.-China trade tension, such changes could have an adverse effect on our business, financial condition and results of operations.
Additionally, the United States and various foreign governments have imposed controls, export license requirements and restrictions on the import or export of technologies and products (or voiced the intention to do so), especially related to semiconductor chips, AI and other high-tech areas, which may have a negative impact on our business, financial condition and results of operations. For instance, India banned a large number of apps in 2020 out of national security concerns, many of which are China-based apps, escalating regional political and trade tensions.
We import chipsets from the U.S., and apply U.S. origin technology for our business operations. As advised by our legal counsels and based on careful assessment, as of the date hereof, there is no restriction in exporting these goods or providing these services from the U.S. As a result, we believe there is no material impact of Sino-U.S. trade restrictions on our operations as of the date hereof.
There are uncertainties relating to our users trust arrangement involving a portion of our chairman’s shareholding in our company.
In conjunction with our pursuit of being a user enterprise and with the goal of building a deeper connection between NIO and our users, Mr. Bin Li, our founder, chairman of the board of directors and chief executive officer, transferred certain of his ordinary shares to NIO Users Trust after the completion of the initial public offering of our ADSs on the New York Stock Exchange in September 2018. Currently, NIO Users Trust holds 16,967,776 Class A ordinary shares and 33,032,224 Class C ordinary shares through a holding company controlled by it. Mr. Li continues to retain the voting rights of these shares. In 2019, our user committee adopted the NIO Users Trust Charter by way of voting, and established a User Council to generally discuss and give advice on the management and the operation of NIO Users Trust. In this way, our users have the opportunity to discuss and propose the use of the economic benefits from the shares in NIO Users Trust, which is intended to be composed mainly of the dividends from the shares that it holds future interests accrued from and investment returns generated by cash assets to be held under the trust, and proceeds from the pledging of such shares from time to time, through the User Council consisting of members of our user community elected by our users. The User Council helps coordinate user activity in our community, and the current second User Council has decided to focus their work on user care, industry-oriented communities, public welfare and environmental protection in 2021. See “Business — User Development and User Community — NIO Users Trust” for further details about NIO Users Trust.
The current NIO Users Trust Charter provides certain mechanisms for the User Council to discuss the management and supervision of the operations of NIO Users Trust. There is no assurance that such current mechanisms for managing the operations of NIO Users Trust we have adopted are to the satisfaction of all of our users, or that such mechanisms will be carried out in the way it was intended. The User Council may not be able to achieve its intended work focus or carry out their work effectively and efficiently as the power to give instructions to the trustee vests with the settlor, protector and investment advisor of the trust. Furthermore, the accounting implications to us of the arrangement of NIO Users Trust cannot presently be ascertained.

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RISKS RELATED TO OUR CORPORATE STRUCTURE
If the PRC government deems that our contractual arrangements with our variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.
Foreign ownership of certain areas of businesses is subject to restrictions under current PRC laws and regulations. For example, foreign investors are not allowed to own more than 50% of the equity interests in a value-added telecommunication service provider (other than for e-commerce, domestic multi-parties communications, storage and forwarding categories, call centers) pursuant to the 2021 Negative List.
We are a Cayman Islands exempted company and our PRC subsidiaries are considered foreign-invested enterprises. To comply with the applicable PRC laws and regulations, we had planned to conduct certain operations that were then subject to restrictions on foreign investment in China through Shanghai NIO Energy Automobile Co., Ltd., or NIO New Energy. NIO Co., Ltd. owns 50% equity interests in NIO New Energy. Our founders Bin Li and Lihong Qin, through holding equity interests in Shanghai Anbin Technology Co., Ltd. indirectly own 40% and 10%, respectively, of the equity interests in NIO New Energy. With respect to the 50% equity interests of NIO New Energy indirectly held by the founders, we had entered into a series of contractual arrangements with Shanghai Anbin Technology Co., Ltd., or Shanghai Anbin, and its shareholders, which enabled us to (i) ultimately exercise effective control over such 50% equity interests of NIO New Energy, (ii) receive 50% of substantially all of the economic benefits and bear the obligation to absorb 50% of substantially all of the losses of NIO New Energy, and (iii) have an exclusive option to purchase all or part of the equity interests in Shanghai Anbin when and to the extent permitted by PRC laws, as a result of which we indirectly owned all or part of such 50% equity interests in NIO New Energy. Because of the ownership of 50% equity interests of NIO New Energy and these contractual arrangements, we were the primary beneficiary of NIO New Energy and hence consolidated its financial results as our variable interest entity under U.S. GAAP. On March 31, 2021, NIO Co., Ltd., or Shanghai NIO, and Shanghai Anbin Technology Co., Ltd., or Shanghai Anbin, and each shareholder of Shanghai Anbin entered into a termination agreement pursuant to which each of the contractual agreements among Shanghai NIO, Shanghai Anbin and its shareholders terminated as of the date of the agreement. In addition, we have also entered into a series of contractual arrangements with Beijing NIO Network Technology Co., Ltd., or Beijing NIO, and its shareholders that enable us to hold all the required Internet content provision service, or the ICP, and related licenses in China. For a detailed description of these contractual arrangements, see “Contractual Arrangements.”
In the opinion of Han Kun Law Offices, our PRC legal adviser, (i) the ownership structures of NIO Co., Ltd. and our variable interest entity in China do not result in any violation of PRC laws and regulations currently in effect; and (ii) the contractual arrangements between our subsidiary NIO Co., Ltd., our variable interest entity and its shareholders governed by PRC laws will not result in any violation of PRC laws or regulations currently in effect. However, we have been advised by our PRC legal adviser that there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations and rules, and there can be no assurance that the PRC regulatory authorities will take a view that is consistent with the opinion of our PRC legal adviser. See “Regulatory Overview — Regulations on Foreign Investment in China.” It is uncertain whether any new PRC laws or regulations relating to variable interest entity structures will be adopted or, if adopted, what they would provide.
If the ownership structure, contractual arrangements and businesses of our PRC subsidiaries or our variable interest entity are found to be in violation of any existing or future PRC laws or regulations, or our PRC subsidiaries or our variable interest entity fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion to take action in dealing with such violations or failures, including:
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revoking the business licenses and/or operating licenses of such entities;

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shutting down our servers or blocking our website, or discontinuing or placing restrictions or onerous conditions on our operation through any transactions between our PRC subsidiaries and variable interest entity;

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imposing fines, confiscating the income from our PRC subsidiaries or our variable interest entity, or imposing other requirements with which we or our variable interest entity may not be able to comply;

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requiring us to restructure our ownership structure or operations, including terminating the contractual arrangements with our variable interest entity and deregistering the equity pledge of our variable interest entity, which in turn would affect our ability to consolidate, derive economic interests from, or exert effective control over our variable interest entity; or

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restricting or prohibiting our use of the proceeds of any financing outside China to finance our business and operations in China, and taking other regulatory or enforcement actions that could be harmful to our business.

Any of these actions could cause significant disruption to our business operations and severely damage our reputation, which would in turn materially and adversely affect our business, financial condition and results of operations. If any of these occurrences results in our inability to direct the activities of our variable interest entity that most significantly impact their economic performance, and/or our failure to receive the economic benefits from our variable interest entity, we may not be able to consolidate the entities in our consolidated financial statements in accordance with U.S. GAAP.
Divestitures of businesses and assets may have a material and adverse effect on our business and financial condition.
We may undertake in the future, partial or complete divestitures or other disposal transactions in connection with certain of our businesses and assets, particularly ones that are not closely related to our core focus areas or might require excessive resources or financial capital, to help our company meet its objectives. These decisions are largely based on our management’s assessment of the business models and likelihood of success of these businesses. However, our judgment could be inaccurate, and we may not achieve the desired strategic and financial benefits from these transactions. Our financial results could be adversely affected by the impact from the loss of earnings and corporate overhead contribution/allocation associated with divested businesses.
Dispositions may also involve continued financial involvement in the divested business, such as through guarantees, indemnities or other financial obligations. Under these arrangements, performance by the divested businesses or other conditions outside of our control could affect our future financial results. We may also be exposed to negative publicity as a result of the potential misconception that the divested business is still part of our consolidated group. On the other hand, we cannot assure you that the divesting business would not pursue opportunities to provide services to our competitors or other opportunities that would conflict with our interests. If any conflicts of interest that may arise between the divesting business and us cannot be resolved in our favor, our business, financial condition, results of operations could be materially and adversely affected.
Furthermore, reducing or eliminating our ownership interests in these businesses might negatively affect our operations, prospects, or long-term value. We may lose access to resources or know-how that would have been useful in the development of our own business. Our ability to diversify or expand our existing businesses or to move into new areas of business may be reduced, and we may have to modify our business strategy to focus more exclusively on areas of business where we already possess the necessary expertise. We may sell our interests too early, and thus forego gains that we otherwise would have received had we not sold. Selecting businesses to dispose of or spin off, finding buyers for them (or the equity interests in them to be sold) and negotiating prices for what may be relatively illiquid ownership interests with no easily ascertainable fair market value will also require significant attention from our management and may divert resources from our existing business, which in turn could have an adverse effect on our business operations.
We have applied for, and the Hong Kong Stock Exchange has granted, a waiver from strict compliance with the requirements in Paragraph 3(b) of Practice Note 15 to the Hong Kong Listing Rules such that we are able to list a subsidiary entity on the Hong Kong Stock Exchange within three years of the Listing. While we

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currently do not have any plan with respect to any spin-off listing on the Hong Kong Stock Exchange, we may consider a spin-off listing on the Hong Kong Stock Exchange for one or more of our businesses within the three year period subsequent to the Listing. The waiver granted by the Hong Kong Stock Exchange is conditional upon us confirming to the Hong Kong Stock Exchange in advance of any spin-off that it would not render our Company incapable of fulfilling the eligibility requirements under Rule 19C.05 of the Hong Kong Listing Rules based on the financial information of the entity or entities to be spun-off at the time of the Company’s Listing (calculated cumulatively if more than one entity is spun-off).
RISKS RELATED TO DOING BUSINESS IN CHINA
Given that the PCAOB is unable to inspect or fully investigate auditors located in China, our ADSs may be delisted under the Holding Foreign Companies Accountable Act. The delisting of our ADSs, or the threat of their being delisted, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors of the benefits of such inspections.
The Holding Foreign Companies Accountable Act, or the HFCA Act, was enacted on December 18, 2020. The HFCA Act states if the SEC determines that we have filed audit reports issued by a registered public accounting firm that has not been subject to inspection by the PCAOB for three consecutive years beginning in 2021, the SEC shall prohibit our shares or ADSs from being traded on a national securities exchange or in the over the counter trading market in the U.S. On November 5, 2021, the SEC approved the PCAOB rule that provides a framework for the PCAOB to determine whether it is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction. The rule states that the PCAOB will make these determinations promptly. On December 16, 2021, PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firm headquartered in the mainland of China and Hong Kong because of positions taken by PRC authorities in those jurisdictions. Our auditor is subject to such PCAOB determination.
Our auditor, the independent registered public accounting firm that issues the audit report included in the document for the Listing, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Since our auditor is located in the mainland of China, a jurisdiction where the PCAOB has been unable to conduct inspections without the approval of the Chinese authorities, our auditor is currently not inspected by the PCAOB.
On December 2, 2021, the SEC adopted final amendments implementing the disclosure and submission requirements of the HFCA Act. Under the final amendments establish the SEC’s procedures for determining whether a registrant is a “Commission-Identified Issuer” under the HFCA Act, and prohibiting the trading of Commission-Identified Issuer ’s securities. The earliest that the SEC could identify a Commission-Identified Issuer would be after companies file annual reports for the fiscal year ended December 31, 2021. Pursuant to the HFCA Act and the SEC and PCAOB rules, if we have been identified as a Commission-Identified Issuer for three consecutive years after we file our annual report for the fiscal year ended December 31, 2021, our shares or ADSs may be delisted or prohibited from trading on a national securities exchange or over-the-counter. On June 22, 2021, the U.S. Senate passed a bill which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act from three years to two. The earliest time that we could be delisted or prohibited from being traded would be 2024 after we file the annual report on Form 20-F for the fiscal year ending December 31, 2023, assuming the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act is three pursuant to the HFCA Act and the SEC and PCAOB rules.
On February 4, 2022, the U.S. House of Representatives passed the America Competes Act of 2022 which includes the exact same amendments as the bill passed by the Senate. The America Competes Act however includes a broader range of legislation not related to the HFCAA in response to the U.S. Innovation and Competition Act passed by the Senate in 2021. The U.S. House of Representatives and U.S. Senate will need to agree on amendments to these respective bills to align the legislation and pass their amended bills before the

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President can sign into law. If the number of consecutive non-inspection years required for triggering the prohibitions under the HFCA Act is reduced from three years to two, then our shares and ADSs could be prohibited from trading in the United States as early as 2023.
Such delisting would substantially impair your ability to sell or purchase our ADSs when you wish to do so, and the risk and uncertainty associated with delisting would have a negative impact on the price of our ADSs and the value of your investment. In addition, it would significantly affect our ability to raise capital on terms acceptable to us, or at all, which would have a material adverse impact on our business, financial condition and prospects.
The PCAOB’s inability to conduct inspections in China prevents it from fully evaluating the audits and quality control procedures of our independent registered public accounting firm. As a result, we and investors in our ordinary shares are deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our independent registered public accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.
In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB in the PRC or by the CSRC or the PRC Ministry of Finance in the United States. The PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges.
The approval of or filing with the CSRC or other PRC government authorities may be required in connection with this Listing and our future capital raising activities under PRC law, and, if required, we cannot predict whether or for how long we will be able to obtain such approval or filing.
The M&A Rules requires an overseas special purpose vehicle formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC persons or entities to obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear, and this Listing may ultimately require approval of the CSRC. If the CSRC approval is required, it is uncertain whether we can or how long it will take us to obtain the approval and, even if we obtain such CSRC approval, such CSRC approval could be rescinded. Any failure to obtain or delay in obtaining the CSRC approval for this Listing if such approval is required, or a rescission of such CSRC approval is obtained by us, would subject us to sanctions imposed by the CSRC or other PRC regulatory authorities, which could include fines and penalties on our operations in the PRC, restrictions or limitations on our ability to pay dividends outside of the PRC, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.
Recently, the relevant PRC government authorities issued the Opinions, which called for the enhanced administration and supervision of overseas-listed China-based companies (中概股公 司), proposed to revise the relevant regulation governing the overseas issuance and listing of shares by such companies and clarified the responsibilities of competent domestic industry regulators and government authorities. As of the Latest Practicable Date, due to the lack of further clarifications or detailed rules and regulations, there are still uncertainties regarding the interpretation and implementation of the Opinions, including on China-based companies with a VIE structure. In addition, we cannot guarantee that new rules or regulations promulgated in the future pursuant to the Opinions will not impose any additional requirement on us. If it is determined that we are subject to any CSRC approval, filing, other governmental authorisation or requirements for this Listing or future capital raising activities, we may fail to obtain such approval or meet such requirements in a timely manner or at all, or completion could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for this Listing or future capital raising activities, or a rescission of

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any such approval obtained by us, would subject us to sanctions by the CSRC or other PRC regulatory authorities. These regulatory authorities may impose fines and penalties on our operations in the PRC, limit our ability to pay dividends outside of the PRC, limit our operating privileges in the PRC, delay or restrict the repatriation of the proceeds from this Listing or future capital raising activities into the PRC, or take other actions that could materially and adversely affect our business, financial condition, results of operations, and prospects, as well as the proceeds of our shares.
On December 24, 2021, the CSRC released the Provisions of the State Council on the Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Administration Provisions”) and the Administrative Measures for the Filing of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments) (the “Draft Filing Measures”), both of which had a comment period that expired on January 23, 2022. The Draft Administrative Provisions and the Draft Filing Measures regulate the system, filing management and other related rules with respect to direct or indirect overseas issuance of listed and traded securities by “domestic enterprises.” Assuming the Draft Administration Regulations and the Draft Filing Measures become effective in their current forms, any of our offerings in the future may be subject to the filing with the CSRC. If we cannot complete such filing in a timely manner, our offerings may be materially effected. See “Regulatory Overview — M&A Rules and Overseas Listing.”
The CSRC or other PRC regulatory authorities also may take actions requiring us, or making it advisable for us, to halt this Listing or future capital raising activities before settlement and delivery of the proceeds hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the CSRC or other regulatory authorities later promulgate new rules or explanations requiring that we obtain their approvals or accomplish the required filing or other regulatory procedures for this Listing or future capital raising activities, we may be unable to obtain a waiver of such approval requirements, if and when procedures are established to obtain such a waiver. Any uncertainties or negative publicity regarding such approval, filing or other requirements could materially and adversely affect our business, prospects, financial condition, reputation, and the proceeds of the shares.
The PRC government’s significant oversight and discretion over our business operation could result in a material adverse change in our operations and the value of our ADSs.
We conduct our business primarily through our PRC subsidiaries and our variable interest entities. Our operations in China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business, and it may influence our operations, which could result in a material adverse change in our operation, and our ordinary shares and ADSs may decline in value or become worthless. Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting our operations could cause the value of our securities to significantly decline. Therefore, investors of our company and our business face potential uncertainty from actions taken by the PRC government affecting our business.
RISKS RELATED TO OUR SHARES, OUR ADS AND THE LISTING
As a company applying for listing under Chapter 19C, we adopt different practices as to certain matters as compared with many other companies listed on the Hong Kong Stock Exchange.
As we are applying for a listing under Chapter 19C of the Hong Kong Listing Rules, we will not be subject to certain provisions of the Hong Kong Listing Rules pursuant to Rule 19C.11, including, among others, rules on notifiable transactions, connected transactions, share option schemes, content of financial statements as well as certain other continuing obligations. In addition, in connection with the Listing, we have applied for a number of waivers and/or exemptions from strict compliance with the Hong Kong Listing Rules, the Takeovers Codes and the SFO. As a result, we will adopt different practices as to those matters as compared with other companies listed on the Hong Kong Stock Exchange that do not enjoy those exemptions or waivers.

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Our Articles of Association are specific to us and include certain provisions that may be different from the requirements under the Hong Kong Listing Rules and common practices in Hong Kong.
In particular, in our amended Articles of Associations to be put forth in the upcoming annual general meeting, we refer to the period commencing from the date on which any of the Shares first become secondary listed on the Hong Kong Stock Exchange to and including the date immediately before the day which the secondary listing is withdrawn from the Hong Kong Stock Exchange as the relevant period (the “Relevant Period”). For example, in order to comply with applicable Listing Rules, during the Relevant Period, (i) NIO Users Trust will not have any director nomination right; (ii) our Company shall have only one class of shares with enhanced or weighted voting rights; (iii) our directors shall not have the power to, amongst others, authorize share split or designate a new share class with enhanced or weighted voting rights; and (iv) certain restrictions on the WVR structure of the Company under Chapter 8A of the Hong Kong Listing Rules shall be applicable, such as, amongst others, no further increase in the proportion of WVR shares, that only a director or a director holding vehicle is permitted to hold WVR shares and automatic conversion of WVR shares into Class A ordinary shares under certain circumstances.
Notwithstanding the above and at anytime after the Relevant Period, the provisions which are subject to the Relevant Period will continue to apply in the circumstances where the Company has a change of listing status on the Hong Kong Stock Exchange other than in the case where the secondary listing of the Company is withdrawn from the Hong Kong Stock Exchange pursuant to the applicable Hong Kong Listing Rules.
Given certain shareholder protection under the Hong Kong Listing Rules will only be applicable during the Relevant Period, our investors may be afforded less protection after the Relevant Period under our amended Articles of Association to be adopted in the upcoming annual general meeting as compared with other companies secondary listed in Hong Kong.
We may only cease to be secondary listed under Chapter 19C of the Listing Rules under one of the following situations:
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withdrawal, in the case where we are primary listed on another stock exchange and voluntarily withdraw our secondary listing on the Hong Kong Stock Exchange;

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migration of the majority of trading to the Hong Kong Stock Exchange’s markets, in the case where the majority of trading in our listed shares migrates to the Hong Kong Stock Exchange’s markets on a permanent basis;

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primary conversion, i.e., our voluntary conversion to a dual-primary listing on the Hong Kong Stock Exchange;

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overseas de-listing, where our shares or depositary receipts issued on our shares cease to be listed on the stock exchange which we are primary listed;

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if the Hong Kong Stock Exchange cancels the listing of our securities; and

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if the SFC directs the Hong Kong Stock Exchange to cancel the listing of our securities.

The scenarios under which we may cease to be secondary listed on the Hong Kong Stock Exchange are subject to the changing market conditions, our listing or de-listing in other jurisdictions, our compliance with the listing rules of the Hong Kong Stock Exchange and other factors beyond our control. As a result, there are substantial uncertainties relating to applicability of the shareholders’ rights and protection under the aforementioned provisions of our amended Articles of Association particularly in the case where the Company de-lists from the Hong Kong Stock Exchange.
As we are seeking a listing under Chapter 19C as a Non-Grandfathered Greater China Issuer, our Articles of Association must comply with the requirements set out in Appendix 3 to the Hong Kong Listing Rules unless waived by the Hong Kong Stock Exchange. We will put forth resolutions to our shareholders at our first general meeting to be convened on or before August 31, 2022 to amend certain provisions of our Articles in order to comply with the Hong Kong Listing Rules.

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Furthermore, if 55% or more of the total worldwide trading volume, by dollar value, of our Class A ordinary shares and ADSs over our most recent fiscal year takes place on the Hong Kong Stock Exchange, the Hong Kong Stock Exchange will regard us as having a dual primary listing in Hong Kong and we will no longer enjoy certain exemptions or waivers from strict compliance with the requirements under the Hong Kong Listing Rules, the Takeovers Codes and the SFO, which could result in us having to amend our corporate structure and Articles of Association and we may incur of incremental compliance costs.
If we change the listing venue of our securities, including delisting from either of New York Stock Exchange and Hong Kong Stock Exchange, you may lose the shareholder protection mechanisms afforded under the regulatory regimes of the applicable securities exchange.
As a company listed on New York Stock Exchange and Hong Kong Stock Exchange, we are subject to various listing standards and requirements that are aimed at protecting your rights as shareholders of our company, subject to certain permitted exceptions applicable to foreign companies. For example, after our listing on the Hong Kong Stock Exchange, our memorandum and articles of association requires that there should only be one class of shares with enhanced voting rights, and that certain Reserved Matters are required to be voted on a one vote per share basis at the general meetings. In the event that we reduce the number of shares in issue, the holders of WVR shares shall reduce their voting rights in the Company proportionately through a conversion of a portion of their Class C shares or otherwise. If we choose to change the listing venue of our securities, including delisting from either exchanges, you may lose the shareholder protection mechanisms afforded under the regulatory regimes of the applicable securities exchange. In particular, various factors will be taken into consideration by the Company in relation to the circumstances under which it may be considered not desirable or viable for the shares to remain listed on a certain stock exchange, such as the then regulatory environment of the listing venue, whether the additional compliance burden arisen by remaining listed in a particular stock exchange will be unduly burdensome for the Company to further its interest, realise its vision or implementing certain business plans.
Our triple-class voting structure will limit the holders of our Class A ordinary shares and ADSs to influence corporate matters, provide certain shareholders of ours with substantial influence and could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.
We have adopted a triple-class voting structure such that our ordinary shares consist of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares. Holders of Class A ordinary shares, Class B ordinary shares and Class C ordinary shares have the same rights other than voting and conversion rights. Each holder of our Class A ordinary shares is entitled to one vote per share, each holder of our Class B ordinary shares (all of which shall have been converted to Class A ordinary shares upon Listing pursuant to the conversion notice delivered by the relevant shareholders) is entitled to four votes per share and each holder of our Class C ordinary shares is entitled to eight votes per share on all matters submitted to them for a vote. Our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law. Each Class B ordinary share or Class C ordinary share is convertible into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares or Class C ordinary shares under any circumstances. Upon any transfer of Class B ordinary shares or Class C ordinary shares by a holder thereof to any person or entity which is not an affiliate of such holder, such Class B ordinary shares or Class C ordinary shares are automatically and immediately converted into the equal number of Class A ordinary shares.
As of the date hereof, Mr. Bin Li, our founder, chairman and chief executive officer, together with his affiliates, beneficially own all of our issued Class C ordinary shares. The Tencent entities beneficially owned all of our issued Class B ordinary shares, all of which shall have been converted to Class A ordinary shares upon Listing pursuant to the conversion notice delivered by the affiliates of Tencent Holdings, namely, Image Frame Investment (HK) Limited and Mount Putuo Investment Limited. Due to the disparate voting powers associated with our triple classes of ordinary shares, Mr. Li has considerable influence over important corporate matters. As of the Latest Practicable Date, Mr. Li beneficially owned 39.0% of the aggregate voting power of our company through mobike Global Ltd. and Originalwish Limited, companies wholly owned by

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Mr. Li, and through NIO Users Limited, a holding company ultimately controlled by Mr. Li, whereas Tencent entities beneficially owned 17.4% of the aggregate voting power of our company through Mount Putuo Investment Limited, Image Frame Investment (HK) Limited, Huang River Investment Limited and a wholly-owned subsidiary of Tencent Holding limited. All of the Class B ordinary shares held by the affiliates of Tencent Holdings shall have been converted to Class A ordinary shares upon Listing pursuant to the conversion notice delivered by the affiliates of Tencent Holdings. Mr. Li has considerable influence over matters requiring shareholder approval, including electing directors and approving material mergers, acquisitions or other business combination transactions. This concentrated control will limit the ability of the holders of our Class A ordinary shares and ADSs to influence corporate matters and could also discourage others from pursuing any potential merger, takeover or other change of control transaction, which could have the effect of depriving the holders of our Class A ordinary shares and our ADSs of the opportunity to sell their shares at a premium over the prevailing market price. Moreover, Mr. Li may increase the concentration of his voting power and/or share ownership in the future, which may, among other consequences, decrease the liquidity in our Class A ordinary shares and ADSs.
Our memorandum and articles of association contain anti-takeover provisions that could have a material adverse effect on the rights of holders of our Class A ordinary shares and ADSs.
Our twelfth amended and restated memorandum and articles of association contain provisions that have the potential to limit the ability of others to acquire control of our company or cause us to engage in change-of-control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of our company in a tender offer or similar transaction. Our board of directors has the authority, without further action by our shareholders, to issue preferred shares in one or more series and to fix their designations, powers, preferences, privileges, and relative participating, optional or special rights and the qualifications, limitations or restrictions, including dividend rights, conversion rights, voting rights, rights and terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares, in the form of ADS or otherwise. Preferred shares could be issued quickly with terms calculated to delay or prevent a change in control of our company or make removal of management more difficult. If our board of directors decides to issue preferred shares, the price of our Class A ordinary shares and/or ADSs may fall and the voting and other rights of the holders of our Class A ordinary shares and ADSs may be materially and adversely affected.
The different characteristics of the capital markets in Hong Kong and the U.S. may negatively affect the trading prices of our Class A ordinary shares and/or ADSs.
Upon the Listing, we will be subject to Hong Kong and NYSE listing and regulatory requirements concurrently. The Hong Kong Stock Exchange and NYSE have different trading hours, trading characteristics (including trading volume and liquidity), trading and listing rules, and investor bases (including different levels of retail and institutional participation). As a result of these differences, the trading prices of our Class A ordinary shares and our ADSs may not be the same, even allowing for currency differences. Fluctuations in the price of our ADSs due to circumstances peculiar to the U.S. capital markets could materially and adversely affect the price of our Class A ordinary shares, or vice versa. Certain events having significant negative impact specifically on the U.S. capital markets may result in a decline in the trading price of our Class A ordinary shares notwithstanding that such event may not impact the trading prices of securities listed in Hong Kong generally or to the same extent, or vice versa. Because of the different characteristics of the U.S. and Hong Kong capital markets, the historical market prices of our ADSs may not be indicative of the trading performance of our Class A ordinary shares after the Listing.
Exchange between our Class A ordinary shares and our ADSs may adversely affect the liquidity and/or trading price of each other.
Our ADSs are currently traded on NYSE. Subject to compliance with U.S. securities law and the terms of the Deposit Agreement, holders of our Class A ordinary shares may deposit Class A ordinary shares with the depositary in exchange for the issuance of our ADSs. Any holder of ADSs may also surrender ADSs and

RISK FACTORS

withdraw the underlying Class A ordinary shares represented by the ADSs pursuant to the terms of the Deposit Agreement for trading on the Hong Kong Stock Exchange. In the event that a substantial number of Class A ordinary shares are deposited with the depositary in exchange for ADSs or vice versa, the liquidity and trading price of our Class A ordinary shares on the Hong Kong Stock Exchange and our ADSs on NYSE may be adversely affected.
The time required for the exchange between Class A ordinary shares and ADSs might be longer than expected and investor might not be able to settle or effect any sale of their securities during this period, and the exchange of Class A ordinary shares into ADSs involves costs.
There is no direct trading or settlement between the NYSE and the Hong Kong Stock Exchange on which our ADSs and our Class A ordinary shares are respectively traded. In addition, the time differences between Hong Kong and New York, unforeseen market circumstances or other factors may delay the deposit of Class A ordinary shares in exchange for ADSs or the withdrawal of Class A ordinary shares underlying the ADSs. Investors will be prevented from settling or effecting the sale of their securities during such periods of delay. In addition, there is no assurance that any exchange for Class A ordinary shares into ADSs (and vice versa) will be completed in accordance with the timelines that investors may anticipate. Furthermore, the depositary for the ADSs is entitled to charge holders fees for various services including for the issuance of ADSs upon deposit of Class A ordinary shares, cancelation of ADSs, distributions of cash dividends or other cash distributions, distributions of ADSs pursuant to share dividends or other free share distributions, distributions of securities other than ADSs and annual service fees. As a result, shareholders who exchange Class A ordinary shares into ADSs, and vice versa, may not achieve the level of economic return the shareholders may anticipate.

INDUSTRY OVERVIEW

The following section sets forth new information and statistics relating to the industry in which we operate. Such information and statistics were extracted from different official government publications, available sources from public market research, and other sources from independent suppliers.

China is the largest battery electric vehicle, or BEV, market in the world, with sales of 1.0 million units in 2020, and continues to account for more than half of global BEV sales. China’s BEV sales are expected to grow at a compound annual growth rate (“CAGR”) of 43.9% from 2020 to 2025, reaching 6.2 million units, according to Frost & Sullivan. China is also the world’s largest passenger vehicle market, with BEV penetration rate expected to increase from 5.0% in 2020 to 26.2% in 2025. In the first nine months of 2021, the NIO ES6, EC6 and ES8 were the top three premium battery electric SUVs as measured by sales volume in China, according to Frost & Sullivan.
Overview of the Global and China electric vehicle markets
Global electric vehicle market continues to experience high growth
Electric vehicles include BEVs and plug-in hybrid electric vehicles, or PHEVs. A BEV is powered by batteries only with propulsion solely produced by electric motors, and results in zero tailpipe emission. A PHEV has both internal combustion engine, or ICE, and electric motors, with energy supplied from fuel and batteries, which can be charged via external power supply. For examples of BEV and PHEV models available on the market, please refer to the section headed “Competitive Landscape of China’s Premium Electric Vehicle Market.”
In 2020, global electric vehicle sales were 2.9 million units and according to Frost & Sullivan, global electric vehicle sales are expected to reach 14.3 million units by 2025 at a CAGR of 37.1%. Within the electric vehicle market, the BEV segment is expected to grow at a much faster pace, increasing from 2.0 million units sold globally in 2020 to an estimated 11.4 million units in 2025, representing a CAGR of 41.7%. In the meantime, the penetration rate of BEVs in global passenger vehicle market is expected to increase from 3.4% in 2020 to 15.4% in 2025. For the first nine months of 2021, the global BEV market has been following the aforementioned trajectory, with 2.6 million units sold and representing a year-on-year growth rate of 148.4%.

INDUSTRY OVERVIEW

Global Electric Vehicle Sales Volume, Breakdown by Type, 2016-2025E

Source: Industry Associations, Frost & Sullivan
China is the clear leader in the global BEV market
China is the world’s largest passenger vehicle market as measured by sales volume. According to Frost & Sullivan, China’s passenger vehicle sales volume was 20.2 million units in 2020 and is expected to increase to 23.5 million units in 2025, representing 31.9% of the sales volume in global market. The vast majority of the electric vehicle market in China is comprised of BEVs. In 2020, China had the highest share of BEVs as a percentage of electric vehicle sales at 80.2%, as compared to 67.6% for the global market. With increasing BEV sales penetration from 5.0% in 2020 to 26.2% in 2025, China’s market represents the most sizable long-term market opportunity globally for BEV automakers.
China was the largest BEV market in 2020, and accounted for 50.2% of the global BEV sales, according to Frost & Sullivan. It was also one of the fastest growing BEV markets in the world, growing from 0.3 million units sold in 2016 to 1.0 million units sold in 2020 at a CAGR of 40.4%. China’s BEV market is expected to continue its fast growth at a CAGR of 43.9% from 2020 to 2025, reaching sales of 6.2 million units in 2025.
The significant growth potential for the Chinese BEV market is evidenced by the 1.7 million BEV sales recorded for the first nine months of 2021, representing a year-on-year growth rate of 229.6%, and sales penetration rate of 11.5%.
China Electric Vehicle Sales Volume, Breakdown by Type, 2016-2025E

Note: sales volume includes imported New Energy Vehicles.
Source: China Association of Automobile Manufacturers, China Passenger Cars Association, Frost & Sullivan

INDUSTRY OVERVIEW

European and US markets
The European market represents a key geography for electric vehicle sales, with an aggregate sales volume of 1.3 million units in 2020, and is expected to grow to 4.7 million units in 2025 at a CAGR of 30.1%. Specifically, the European BEV market recorded sales of 0.7 million units in 2020, and is expected to reach 3.4 million units in 2025 at a CAGR of 37.6%. BEV penetration rate in Europe is expected to increase from 5.1% in 2020 to 19.5% in 2025, according to Frost & Sullivan.
The US electric vehicle market is expected to grow at a fast pace, from 0.3 million units in 2020 to 2.6 million units in 2025, representing a CAGR of 51.0%, according to Frost & Sullivan.
Key Drivers for Electric Vehicle Market Growth
Increasing environmental awareness and policy support
According to Frost & Sullivan, consumers have become increasingly concerned about the environmental impact of vehicle emissions, with preference shifting towards low or zero emission vehicles. The adoption of electric vehicles can effectively reduce emissions compared to traditional ICE vehicles.
China expects to hit peak carbon emissions before 2030 and the Chinese government aims to achieve carbon neutrality by 2060. The Chinese government has promulgated a number of policies to support the growth of New Energy Vehicles (“NEVs”), which include BEVs, and targets to achieve a 20% NEV penetration rate by 2025. China has also introduced the NEV credit and average fuel economy credit trading scheme in 2018 in order to promote the electric vehicle production. To further support NEV adoption, the national NEV subsidies and tax incentives have been extended from the end of 2020 to the end of 2022. The current 2021 subsidy policy applies to NEVs with the sale price under RMB300,000 or compatible with battery swapping technologies. Certain municipal-level regulations in China also favor BEV adoption, including lower hurdle to obtain vehicle license plates and elimination of vehicle usage restrictions for BEVs as compared to ICE vehicles. For further information on material government policies on NEVs, please refer to the section headed “Regulatory Overview — Favorable Government Policies Relating to New Energy Vehicles in the PRC.”
Governments around the world have also been establishing policies to promote electric vehicle adoption. The European Union aims to attain net zero emissions of greenhouse gases by 2050 and has adopted a number of supportive policies specifically for zero emission vehicles, including purchase subsidies and certain tax exemptions. The Norwegian government has set the target that by 2025 all new private vehicles, city buses and light vans are to be zero emission vehicles. The UK government has announced that it plans to end the sale of new petrol and diesel vehicles by 2030, and target all new vehicle sales being tailpipe emission free by 2035. In the United States, a presidential executive order was signed on August 5, 2021, setting a goal that 50% of all new passenger vehicles and light trucks sold in 2030 to be zero-emission vehicles, including BEVs and PHEVs. Additionally, 40 states provide tax benefits or rebates for electric vehicle purchases, and in particular, California requires that by 2035 all new passenger vehicles and trucks sold in the state are to be zero emission vehicles.
Improving battery technologies
Improvements in battery technologies have enabled rapid development in the electric vehicle sector. Continued technology developments have led to greater energy density, higher safety level and longer battery life. As an example, the energy density of battery cells was between 217 to 252 Wh/kg in 2019. As of the Latest Practicable Date, the energy densities of a number of battery cell products on the market had exceeded 300 Wh/kg, according to Frost & Sullivan. Together these improvements further enhance the user experience of electric vehicles.
Driven by greater economies of scale in battery production and technology advancements, the battery cost is expected to reduce significantly. According to Frost & Sullivan, battery cell price in China is expected to reduce from US$101/kWh in 2020 to US$76/kWh in 2025.
Volume-weighted Average Battery Cell Price, China, 2016-2025E

INDUSTRY OVERVIEW

Source: Frost & Sullivan
According to Frost & Sullivan, battery swapping technologies facilitate the separation of vehicle and battery ownership, which allows consumers to buy the vehicle and subscribe for the battery separately. This provides a lower upfront purchase price and offers flexibility to upgrade the battery as technologies improve.
Expanding electric vehicle infrastructure
Governments around the world have been promoting the deployment of electric vehicle infrastructure, which in turn has been an important factor in consumers’ increasing adoption of electric vehicles. PRC government has specifically identified charging and battery swapping infrastructure as key areas of “new infrastructure”, which enjoy prioritized policy support in infrastructure build-out and deployment. In the past five years, charging network in China has seen significant growth and according to Frost & Sullivan, there were more than 0.8 million public charging piles, 38% of which were DC fast chargers at the end of 2020. To meet increasing consumer demand, the total number of public charging piles in China is expected to increase significantly to 5.7 million units by 2025, at a CAGR of 47.8%, 61% of which are DC fast chargers.
Number of Public Charging Piles in China, 2016-2025E

Source: EVCIPA, Frost & Sullivan
Meanwhile, selected automakers are deploying their own fast charging and/or battery swapping stations to further enhance their user experience.

INDUSTRY OVERVIEW

In Europe, electric vehicle infrastructure has developed rapidly. At the end of 2020, there were approximately 0.3 million public charging piles in Europe, 13% of which were DC fast chargers. By 2025, the total number of public charging piles in Europe is expected to reach 1.2 million, with 38% being DC fast chargers, according to Frost & Sullivan.
Autonomous Driving and Digital Technologies
Technologies and features such as advanced driver assistance systems, autonomous driving, personalized infotainment and AI-enabled human machine interface significantly enhance user experience. Increasing consumer preference for such technologies underpin the wider adoption trend going forward. The advancement of these technologies requires an increasing number of sensors, significantly more computing power and advanced software, which can be more efficiently integrated and updated over-the-air under the electrical/electronic architecture of electric vehicles.
An increasing number of automakers have rolled out ADAS features in recent years, which typically include adaptive cruise control, lane change/keeping assist, automatic emergency braking and automatic parking. The penetration rate of ADAS as a percentage of new passenger vehicle sales in China grew from 11.4% in 2016 to 38.4% in 2020. It is expected to further increase to 55.7% by 2025, according to Frost & Sullivan.
With continued advancements in hardware and software technologies, future vehicles are expected to be empowered by improving autonomous driving technologies. The autonomous driving hardware typically includes computing System-on-Chips, or SoCs, cameras, LiDARs, radars, and other sensors. According to Frost & Sullivan, driven by the consumer preferences, technological advancements, market competitions and geopolitical environment, the computing power of central processing unit chipsets are expected to gradually evolve, while the production of micro controller unit chipsets with lower computing power are expected to become increasingly localized. The autonomous driving full stack software capabilities include perception, planning and control algorithms, high-definition maps, and closed-loop data management. AD technologies are expected to enhance road safety and free up the drivers’ time.
Digital technologies that are emerging and gaining momentum in the auto industry mainly include digital cockpit and digital system. Digital cockpits are trending towards: (i) personalized infotainment for every passenger with access to a wide range of content offerings; and (ii) AI-enabled advanced human machine interface, such as voice-activated control systems and driver behavior monitoring. Automakers are also strengthening the development or implementation of digital systems with the ability to complete continuous upgrades through over-the-air firmware and software updates. FOTA updates enable the upgrade of the operating firmware across the vehicle’s core systems, such as digital cockpit, autonomous driving domain controller and electric powertrain. SOTA updates allow for improvements of the vehicle software, such as the onboard infotainment system.
As autonomous driving technology continues to develop, combined with the increasing adoption of digital technologies, Frost & Sullivan expects new innovative business models to emerge in the auto industry. For example, autonomous driving technology can be offered to consumers as a subscription service, where the user experience can be continuously enhanced with new technology upgrades provided through convenient over-the-air updates. Additional commercial opportunities, such as infotainment contents and features, may become viable as the driver ’s time in the vehicle is freed from the task of driving.
Competitive Landscape of China’s Premium Electric Vehicle Market
The premium segment in China, as defined by vehicles priced over RMB300,000, is expected to be the fastest growing segment at a CAGR of 12.1% from 2020 to 2025, according to Frost & Sullivan.
In the first nine months of 2021, the NIO ES6, EC6 and ES8 were the top three premium battery electric SUVs as measured by sales volume in China, according to Frost & Sullivan.

INDUSTRY OVERVIEW

Premium Battery Electric SUV Cumulative Sales Volume Ranking,
China, Jan-Sep, 2021
Among premium mid-large SUVs in the market, the NIO ES8 offers advantageous acceleration, power, torque, ADAS and in-cabin AI features, as well as pricing, compared to ICE peers. At the same time, the ES8 is comparable to Tesla Model X and BMW iX in terms of performance, but enjoys a clear price advantage.

Notes:
(1)
Sensors refer to those mounted on the external body for purposes of ADAS and autonomous driving.

(2)
Chipset is for ADAS and autonomous driving.

(3)
Computing power (TOPS) of ES8 and Model X is for the full set, BMW iX full set spec is not disclosed although single chipset data is available.

(4)
Launch time is for the release of the new version.

(5)
MSRP is for the entry level model.

(6)
Sensors without numbers means the numbers are not available.

(7)
Information as of December, 2021.

(8)
“x” and “N/A” indicate “None” and “Not Applicable”, respectively.

(9)
“Start from” of NIO MSRP means prices vary based on battery capacity.

*
Estimated

**
Under CLTC standard

Source: Company Websites, Frost & Sullivan

INDUSTRY OVERVIEW

Compared to other premium mid-size electric SUVs, the NIO ES6 and EC6 have the best-in-class NEDC driving range, maximum power output and torque, and in-cabin AI features.

Notes:
(1)
Sensors refer to those mounted on the external body for purposes of ADAS and autonomous driving.

(2)
Chipset is for ADAS and autonomous driving.

(3)
Computing power (TOPS) of ES6, EC6 and Model Y is for the full set, BMW iX3 full set spec is not disclosed although single chipset data is available.

(4)
Launch time is for the release of the new version.

(5)
MSRP is for the entry level model.

(6)
Sensors without numbers means the numbers are not available.

(7)
Information as of December 2021.

(8)
“x” and “N/A” indicate “None” and “Not Applicable”, respectively.

(9)
“Start from” of NIO MSRP means prices vary based on battery capacity.

*
Estimated under CLTC standard

Source: Company Websites, Frost & Sullivan

INDUSTRY OVERVIEW

Among premium mid-large sedans in the market, the NIO ET7 provides superior performance, richer autonomous driving and in-cabin AI features and better pricing compared to ICE and PHEV peers. Compared to Tesla Model S, ET7 has comparable performance, offers the best-in-class computing power and sensing capabilities for autonomous driving, as well as the most advanced in-cabin AI features, while enjoying a significant price advantage.

Notes:
(1)
Sensors refer to those mounted on the external body for purposes of ADAS and autonomous driving.

(2)
Chipset is for ADAS and autonomous driving.

(3)
Computing power (TOPS) of ET7 and Model S is for the full set, BMW 5 series full set spec is not disclosed although single chipset data is available.

(4)
Launch time is for the release of the new version.

(5)
MSRP is for the entry level model.

(6)
Sensors without numbers means the numbers are not available.

(7)
Information as of December 2021.

(8)
“x” and “N/A” indicate “None” and “Not Applicable”, respectively.

(9)
“Start from” of NIO MSRP means prices vary based on battery capacity.

*
Under CLTC standard

**
Estimated

Source: Company Websites, Frost & Sullivan

INDUSTRY OVERVIEW

Among the premium mid-size sedan models in the market, the NIO ET5 offers the best-in-class acceleration performance, maximum power output and torque, computing power and sensing capabilities for autonomous driving, as well as in-cabin AI features, while maintaining a comparable price, compared to other ICE peers.

Notes:
(1)
Sensors refer to those mounted on the external body for purposes of ADAS and autonomous driving.

(2)
Chipset is for ADAS and autonomous driving.

(3)
Computing power (TOPS) of ET5 is for the fullset, BMW 3 series full set spec is not disclosed although single chipset data is available.

(4)
Launch time is for the release of the new version.

(5)
MSRP is for the entry level model.

(6)
Sensors without numbers means the numbers are not available.

(7)
Information as of December,2021.

(8)
“x” and “N/A” indicate “None” and “Not Applicable”, respectively.

(9)
“Start from” of NIO MSRP means prices vary based on battery capacity.

*
The whole vehicle price including battery

**
Under CLTC standard

***
The BMW i4 has not yet been officially launched in China, and the configuration information is based on the overseas version. Specifically, the MSRP of BMW i4 in China is converted from its Germany Euro price of EUR 59,200 to Renminbi for illustration purpose at a rate of RMB7.1999 = EUR 1.00, which is published by the European Central Bank on December 22, 2021

Source: Company Websites, Frost & Sullivan
Source of Information
In connection with the Listing, we have engaged Frost & Sullivan to conduct a detailed analysis and prepare an industry report on the markets in which we operate. Frost & Sullivan is an independent global market research and consulting company which was founded in 1961 and is based in the United States. Services provided by Frost & Sullivan include market assessments, competitive benchmarking, and strategic and market planning for a variety of industries. We incurred a total of RMB635,000 in fees and expenses for the

INDUSTRY OVERVIEW

preparation and update of the report by Frost & Sullivan. The payment of such amount was not contingent upon our successful Listing or on the results of the report by Frost & Sullivan. Except for the report by Frost & Sullivan, we did not commission any other industry report in connection with the Listing.
We have included certain information from the report by Frost & Sullivan in this document because we believe such information facilitates an understanding of the markets in which we operate for potential investors. Frost & Sullivan prepared its report based on its in-house database, independent third-party reports and publicly available data from reputable industry organizations. Where necessary, Frost & Sullivan contacts companies operating in the industry to gather and synthesize information in relation to the market, prices and other relevant information. Frost & Sullivan believes that the basic assumptions used in preparing its report, including those used to make future projections, are factual, correct and not misleading. Frost & Sullivan has independently analyzed the information, but the accuracy of the conclusions of its review largely relies on the accuracy of the information collected. Frost & Sullivan research may be affected by the accuracy of these assumptions and the choice of these primary and secondary sources. Except as otherwise noted, all data and forecasts in this section come from the Frost & Sullivan Report. Our Directors confirm that, to the best of their knowledge, after taking reasonable care, there has been no adverse change in market information since the date of the Frost & Sullivan Report that may qualify, contradict or impact the information disclosed in this section.
In preparing its report, Frost & Sullivan relied on market information which has a variety of data sources, including external information channels and Frost & Sullivan internal database. External information channels consist of both primary and secondary research, including (i) publicly released literature materials and industry research reports; (ii) annual reports and product development information disclosed by listed companies; and (iii) industry expert interviews.

REGULATORY OVERVIEW

The following section sets forth updated information concerning certain regulations to which we are subject subsequent to the filing of our 2020 Form 20-F. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in our 2020 Form 20-F.

REGULATIONS RELATING TO PARALLEL CREDITS POLICY ON VEHICLE MANUFACTURERS AND IMPORTERS
On September 27, 2017, the MIIT, the MOF, the MOFCOM, the General Administration of Customs of PRC and the SAMR jointly promulgated the Measure for the Parallel Administration of the Corporate Average Fuel Consumption and New Energy Vehicle Credits of Passenger Vehicle Enterprises (the “Parallel Credits Measure”), which were most recently amended on June 15, 2020 and took effect on January 1, 2021. Under the Parallel Credits Measure, each of the vehicle manufacturers and vehicle importers above a certain scale is required to, among other things, maintain its new energy vehicles credits, or the NEV credits, and corporate average fuel consumption credits, above zero, regardless of whether NEVs or ICE vehicles are manufactured or imported by it, and NEV credits can be earned only by manufacturing or importing NEVs. Therefore, NEV manufacturers will enjoy preferences in obtaining and calculating NEV credits.
NEV credits are equal to the aggregate actual scores of a vehicle manufacturer or a vehicle importer minus its aggregate targeted scores. According to the Parallel Credits Measure, the actual scores shall be calculated by multiplying the score of each new energy vehicle model, which depends on various metrics such as the driving range, battery energy efficiency and the rated power of fuel cell systems, and is calculated based on formula published by MIIT (in the case of battery electric vehicle, the NEV credit of each vehicle is equal to (0.0056 x Vehicle Mileage + 0.4) x Mileage Adjustment Coefficient x Battery Energy Density Adjustment Coefficient x Electricity Consumption Coefficient), by the respective production or import volume, while the targeted scores shall be calculated by multiplying the annual production or import volume of traditional ICEs of a vehicle manufacturer or importer by the NEV credit ratio set by the MIIT. The NEV credit ratios are 14%, 16% and 18% for the years of 2021, 2022 and 2023, respectively, increasing from 10% and 12% for 2019 and 2020, respectively. Excess positive NEV credits are tradable and may be sold to other enterprises through a credit management system established by the MIIT while excess positive corporate average fuel consumption credits can only be carried forward or transferred among related parties. Negative NEV credits can be offset by purchasing excess positive NEV credits from other manufacturers or importers.
According to these measures, the requirements on the NEV credits shall be considered for the entry approval of passenger vehicle manufacturers and products by the regulators. If a passenger vehicle enterprise fails to offset its negative credits, its new products, if the fuel consumption of which does not reach the target fuel consumption value for a certain vehicle models as specified in the Evaluation Methods and Indicators for the Fuel Consumption of Passenger Vehicles, will not be listed in the Announcement of the Vehicle Manufacturers and Products issued by the MIIT, or will not be granted the compulsory product certification, and the vehicle enterprises may be subject to penalties according to the relevant rules and regulations.
FAVORABLE GOVERNMENT POLICIES RELATING TO NEW ENERGY VEHICLES IN THE PRC
On November 2, 2020, the State Council issued the Development Plan for the New-energy Vehicle Industry (2021-2035), in order to boost the high-quality development of NEVs from 2021 to 2035. The development plan is implemented with a view to achieve the following goals: (i) the core technologies of NEVs, such as the power batteries, drive motors and vehicle operating systems, will make significant breakthroughs and reach the international advanced level; (ii) the sales volume of NEVs will reach around 20% of the total sales volume of new vehicles; (iii) the average power consumption of NEVs will drop to 12.0 kWh per 100 kilometers; (iv) the technology research and development and industrialization of the solid power battery will be accelerated, and the recycling system regarding the power battery recycling, cascade utilization and resource regeneration will be perfected; (v) the charging and swapping infrastructures will be accelerated with the overall coordination with urban and rural construction planning, power grid planning and property management, and urban parking; and (vi) the NEV industry will actively participate in the formulation of international rules and standards and facilitate the formation of an open, transparent, and inclusive international NEV market environment.

REGULATORY OVERVIEW

Government Subsidies for Purchasers of New Energy Vehicles
On April 22, 2015, the Ministry of Finance (the “MOF”), the Ministry of Science and Technology (the “MOST”), the MIIT and the NDRC jointly issued the Circular on the Financial Support Policies on the Promotion and Application of New Energy Vehicles in 2016-2020 (the “Financial Support Circular”), which took effect on the same day. The Financial Support Circular provides that those who purchase new energy vehicles specified in the Catalogue of Recommended New Energy Vehicle Models for Promotion and Application by the MIIT (the “Recommended NEV Catalogue”), may obtain subsidies from the PRC national government. Pursuant to the Financial Support Circular, a purchaser may purchase a new energy vehicle from a seller by paying the original price minus the subsidy amount, and the seller may obtain the subsidy amount from the government after such new energy vehicle is sold to the purchaser. The Financial Support Circular also provided a preliminary phase-out schedule for the provision of subsidies.
On December 29, 2016, the MOF, the MOST, the MIIT and the NDRC jointly issued the Circular on Adjusting the Subsidy Policy for the Promotion and Application of New Energy Vehicles (the “Circular on Adjusting the Subsidy Policy”), which took effect on January 1, 2017, to adjust the existing subsidy standard for purchasers of new energy vehicles. The Circular on Adjusting the Subsidy Policy capped the local subsidies at 50% of the national subsidy amount, and further specified that national subsidies for purchasers purchasing certain new energy vehicles (except for fuel cell vehicles) from 2019 to 2020 will be reduced by 20% as compared to 2017 subsidy standards.
The subsidy standard is reviewed and updated on an annual basis. The 2020 subsidy standard, effective from April 23, 2020, was provided in the Circular on Improving the Subsidy Policies for the Promotion and Application of New Energy Vehicles jointly promulgated by the MOF, the MOST, the MIIT and the NDRC on the same day. The 2020 subsidy standard reduces the base subsidy amount by 10% for each NEV, sets subsidies for 2 million vehicles as the upper limit of annual subsidy scale; and provides that national subsidy shall only apply to an NEV that is either (i) with the sale price under RMB300,000 or (ii) equipped with battery swapping mechanism. Given all of our vehicles are equipped with battery swapping mechanism, as advised by our PRC legal adviser, purchasers of all of our vehicles, regardless of sales price, are eligible to enjoy the subsidies provided by the PRC government to purchasers of new energy vehicles. The 2021 subsidy standard, effective from January 1, 2021, was provided in the Circular on Further Improving the Subsidy Policies for the Promotion and Application of New Energy Vehicles jointly promulgated by the MOF, the MOST, the MIIT and the NDRC on December 31, 2020. The 2021 subsidy standard reduces the base subsidy amount by 20% for each NEV on the basis of that for the previous year. Further, the current 2022 subsidy standard, effective from January 1, 2022, was provided in the Circular on Financial Subsidy Policies for the Promotion and Application of New Energy Vehicles in Year 2022 jointly promulgated by the MOF, the MOST, the MIIT and the NDRC on December 31, 2021. The current 2022 subsidy standard reduces the base subsidy amount by 30% for each NEV from that for the previous year. The new energy vehicles subsidy policy will be terminated on December 31, 2022.
REGULATIONS ON AUTONOMOUS DRIVING
On July 27, 2021, the Ministry of Public Security and the Ministry of Transport issued Administration of Road Testing and Demonstration Application of Intelligent Connected Vehicles (Trial Implementation) (the “Circular No. 97”), which became effective on September 1, 2021, and is the primary regulation governing protocol of road testing and demonstration application of intelligent connected vehicles in the PRC. Pursuant to the Circular No. 97, any entity intending to conduct the road testing and demonstration application of intelligent connected vehicles must apply for and obtain a temporary license plate for each tested vehicle. To qualify for such temporary license plate, an applicant entity must satisfy, among others, the following requirements: (i) it must be an independent legal person registered under PRC law with the capacity to conduct manufacturing, technological research or testing of automobiles and automobile parts, which has established protocols to test and assess the performance of autonomous driving functionalities of intelligent connected vehicles and is capable of conducting real-time remote monitor of the tested vehicles, and has the ability to ensure the network security of tested vehicles and remote monitoring platform; (ii) the tested vehicle must be equipped with a driving system that can switch between autonomous driving mode and human driving mode

REGULATORY OVERVIEW

in a safe, quick and simple manner and ensures human driver to take control of the tested vehicle any time immediately when necessary; (iii) the tested vehicle must be equipped with the function of recording, storing and real-time monitoring the condition of the tested vehicle and is able to transmit real-time data of the tested vehicle, such as the control mode, location and speed; (iv) it must sign an employment contract or a labor service contract with the driver of the tested vehicle, who must be a licensed driver of corresponding vehicle types with more than three years’ driving experience and a track record of safe driving and is familiar with the testing protocol or application scheme for autonomous driving system and proficient in operating the system; and (v) it must provide the Safety Self-declaration, the result of risk assessment on network security, the proof of corresponding measures taken against such risk and other materials to the competent department, and insure each tested vehicle for at least RMB5 million against vehicle accidents or provide a letter of guarantee covering the same. In addition, as to the demonstration application, the applicant entity could also be a consortium of several independent legal persons and has the operational capability of demonstration application and relevant scheme.
During the road testing and demonstration application, the tested vehicle shall be marked with the words such as “Road testing of automatic driving vehicles” or “Automatic driving demonstration application” in a noticeable manner and the autonomous driving mode shall not be used unless in the permitted areas specified in the Safety Self-declaration, and the entity shall not make any changes of software and hardware that may affect the function and performance of the tested vehicle without providing the relevant safety description materials to the competent department in advance. In addition, the entity is required to submit to the competent department a periodical report every six months and a final report within one month after the completion of road testing and demonstration application. In the case of a vehicle accident which causes severe injury or death of personnel or vehicle damage, the entity must report such accident to the competent department within 24 hours and submit a comprehensive analysis report in writing covering cause analysis, final liability allocation results, etc. within five working days after the traffic enforcement agency determines the liability for the accident.
On March 24, 2021, the Ministry of Public Security issued the Draft Proposed Amendments of the Road Traffic Safety Law (the “MPS Proposed Amendments”). The MPS Proposed Amendments clarify, among others, the requirements related to road testing of, and access by, vehicles equipped with autonomous driving functions, as well as regulating how liability for traffic violations and accidents will be allocated. The MPS Proposed Amendments stipulate that vehicles equipped with autonomous driving functions should first pass tests in closed roads and venues and obtain temporary license plates before embarking on road testing. Further such road testing should be conducted at designated times, areas and routes in accordance with the law. After passing the road test, vehicles equipped with autonomous driving functions can be manufactured, imported and sold in accordance with the relevant laws and regulations, and those needing access to the road must apply for motor vehicle number plates. The MPS Proposed Amendments provide that when vehicles equipped with autonomous driving functions and human driving modes are involved in road traffic violations or accidents, the responsibility of the driver or the autonomous driving system developer shall be determined in accordance with laws, as well as the liability for damage. For vehicles on the road that are equipped with autonomous driving functions without human driving modes, this liability issue should be separately dealt with by relevant departments of the State Council.
On May 12, 2021, the CAC issued the Several Provisions on Automobile Data Security Management (Draft for Comment), which further elaborates the principles and requirements for the protection of personal information and important data in the automobile industry scenarios, and defines enterprise or institution engaged in the automobile design, manufacture, and service as an operator. Such operator is required to process personal information or important data in accordance with applicable laws and regulations during the process of design, production, sales, operation, maintenance, and management of automobile. On August 16, 2021, the CAC, the NDRC, the MPS, the MIIT and the Ministry of Transport jointly promulgated the Several Provisions on Automobile Data Security Management (Trial Implementation) (“Provisions on Automobile Data Security”) which took effect from October 1, 2021 and aims to regulate the collection, analysis, storage, utilization, provision, publication, and cross- border transmission of personal information and critical data generated throughout the lifecycle of automobiles by automobile designers, producers and service providers. Relevant automobile data processor including automobile manufacturers, compartment and software

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providers, dealers, maintenance providers are required to process personal information and critical data in accordance with applicable laws during the automobile design, manufacture, sales, operation, maintenance and management. To process personal information, automobile data processors shall obtain the consent of the individual or conform to other circumstances stipulated by laws and regulations. Pursuant to the Provisions on Automobile Data Security, personal information and critical data related to automobiles shall in principle be stored within the PRC and a cross-border data security assessment shall be conducted by the national cyberspace administration authority in concert with relevant departments under the State Council if there is a need to provide such data overseas. To process critical data, automobile data processors shall conduct risk assessment in accordance with regulations and submit risk assessment reports to related departments at provincial levels.
On October 29, 2021, the CAC issued the Measures for the Security Assessment of Data Exit (Draft for Comment), which stipulates that data processors who provide overseas the important data collected and generated during operations within the PRC and personal information that shall be subject to security assessment shall conduct a security assessment. Furthermore, if the data processor provides data overseas and meets one of the following circumstances, it shall declare the security assessment: (i) personal information and important data collected and generated by operators of critical information infrastructure; (ii) the data contains important data; (iii) personal information processors who have processed personal information of one million people provide personal information abroad; (iv) accumulatively provided personal information of more than one hundred thousand people or sensitive personal information of more than ten thousand people abroad; and (v) other circumstances as specified by the CAC. The assessment results of the data exit are valid for two years.
In addition, on May 28, 2020, the National People’s Congress of the PRC approved the PRC Civil Code, which came into effect on January 1, 2021. Pursuant to the PRC Civil Code, the collection, storage, use, process, transmission, provision and disclosure of personal information should follow the principles of legitimacy, properness and necessity.
In July 2021, General Office of the Central Committee of the Communist Party of China and the General Office of the State Council jointly issued the Opinions on Severely Cracking Down on Illegal Securities Activities According to Law (the “Opinions”), which were made available to the public on July 6, 2021. The Opinions emphasized the need to strengthen the administration over illegal securities activities, and the need to strengthen the supervision over overseas listings by Chinese companies. Effective measures, such as promoting the construction of relevant regulatory systems, will be taken to deal with the risks and incidents of China-concept overseas listed companies. As of the date hereof, we have not received any inquiry, notice, warning, or sanctions from PRC governmental authorities in connection with the above contents of Opinions. Based on the foregoing and the currently effective PRC laws, our PRC legal counsel is of the view that, as of the date hereof, the Opinions do not materially and adversely affect our disclosure, including PRC counsel’s opinions, taken as a whole, as stated in “Risk Factors — Risks Related to Doing Business in China — If the PRC government deems that our contractual arrangements with our variable interest entity do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.” and “Risk Factors — Risks Related to Doing Business in China — Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.”
On June 10, 2021, the Standing Committee of the National People’s Congress of China promulgated the Data Security Law (the “Data Security Law”), which took effect in September 2021. The Data Security Law sets forth data security and privacy related compliance obligations on entities and individuals carrying out data related activities. The Data Security Law also introduces a data classification and layered protection system based on the importance of data and the degree of impact on national security, public interests or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked or illegally acquired or used. In addition, the Data Security Law provides a national security review procedure for those data activities that may affect national security, and imposes export restrictions on certain data and information. According to the PRC National Security Law, the State shall establish institutions and

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mechanisms for national security review and regulation, and conduct national security review on certain matters that affect or may affect PRC national security, such as key technologies and IT products and services. According to the effective Cybersecurity Review Measures, critical information infrastructure operators’ procurement of network products or services which may impact national security may be subject to cybersecurity review, and the authorities may also carry out cybersecurity review on network products or services which they deem as endangering national security. In early July 2021, regulatory authorities in China launched cybersecurity investigations with regard to several China-based companies that are listed in the United States.
On July 10, 2021, the CAC released the Revised Draft. On December 28, 2021, the CAC, NDRC, MIIT, the MPS, the Ministry of National Security, the MOF, the MOFCOM, the People’s Bank of China, the SAMR, the National Radio and Television Administration, the CSRC, the National Administration of State Secrets Protection and the State Cryptography Administration jointly released the Cybersecurity Review Measures, which took effect on February 15, 2022. Pursuant to the Cybersecurity Review Measures, network platform operators with information of over one million users shall be subject to cybersecurity review before listing abroad. The cybersecurity review will evaluate, among others, the risk of critical information infrastructure, core data, important data, or the risk of a large amount of personal information being influenced, controlled or maliciously used by foreign governments after going public, and Cyber information security risk. As of the date hereof, we have not been informed by any PRC governmental authority of any requirement to file for approval for this Listing.
On August 12, 2021, the MIIT issued the Opinion on Strengthening the Access Administration of Intelligent Connected Vehicles Manufacturing Enterprises and Their Products, or the Access Administration Opinion, which provided responsibilities of intelligent connected vehicles manufacturing enterprises, and required such enterprises to strengthen the management of vehicle data security, cyber security, software updates, function safety and intended function safety. Furthermore, the Access Administration Opinion stated that vehicles manufacturing enterprises shall conduct cybersecurity reviews prior to transmitting data abroad.
On August 17, 2021, the State Council promulgated the Regulations on the Protection of the Security of Critical Information Infrastructure, or the Regulations, which took effect in September 2021. The Regulations supplement and specify the provisions on the security of critical information infrastructure as stated in the Cyber Security Law. The Regulations provide, among others, that protection department of certain industry or sector shall notify the operator of the critical information infrastructure in time after the identification of certain critical information infrastructure. According to the Regulations, operators of certain industries or sectors that may endanger national security, people’s livelihood and public interest in case of damage, function loss or data leakage may be identified as critical information infrastructure operators by the CAC or the respective industrial regulatory authorities once they meet the identification standards promulgated by the authorities.
On August 20, 2021, the Standing Committee of the National People’s Congress of China promulgated the Personal Information Protection Law of the PRC, or the Personal Information Protection Law, which took effect in November 2021. As the first systematic and comprehensive law specifically for the protection of personal information in the PRC, the Personal Information Protection Law provides, among others, that (i) an individual’s separate consent shall be obtained before operation of such individual’s sensitive personal information, e.g., biometric characteristics and individual location tracking, (ii) personal information operators operating sensitive personal information shall notify individuals of the necessity of such operations and the influence on the individuals’ rights, (iii) if personal information operators reject individuals’ requests to exercise their rights, individuals may file a lawsuit with a People’s Court. On August 20, 2021, the CAC promulgated the Provisions on the Administration of Automobile Data Security (for Trial Implementation), or the Provisions on Automobile Data Security, which took effect in October 2021. The Provisions on Automobile Data Security clearly define the definition of “automobile data”, “automobile data operating”, “automobile data operator”, “personal information”, “sensitive personal information” and “important data”, and further elaborate the principles of and requirements for the automobile data operating activities within the PRC. Furthermore, the Provisions on Automobile Data Security also prescribe the implementation of classified protection of cybersecurity, the obligations of automobile data operators to inform, anonymize and

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obtain individuals’ consents, and the specific requirements for operating sensitive personal information, as well as the risk assessment when operating important data and the security assessment when providing data abroad.
In addition, on November 14, 2021, the Administration Regulations on Cyber Data Security (Draft for Comments) was proposed by the CAC for public comments until December 13, 2021. It sets out general guidelines, protection of personal information, security of important data, security management of cross-border data transfer, obligations of internet platform operators, supervision and management, and legal liabilities. Key requirements include: data processors should be in compliance with the requirements of multi-level cybersecurity protection, strengthen the data processing system, data transmission network, data storage environment and other security protection, processing of important data systems in principle should meet the third level or above of multi-level cybersecurity protection and critical information infrastructure security protection requirements; data processors should establish a data security emergency response mechanism, and promptly start the emergency response mechanism in the event of a data security incident; the detailed rules for data processors to apply when providing personal information to third parties, or sharing, trading or entrusting important data to third parties; the scenarios of cybersecurity review which shall be subject to Cybersecurity Review Measures; the definitions of important data and operators’ security protection obligations; the detailed rules on cross-border data transfer which added missing details to the Personal Information Protection Law; data processors processing personal information of more than one million people shall also comply with the regulations for processing of important data; data processors dealing with important data or listing overseas (including Hong Kong) should carry out an annual data security assessment by themselves or by entrusting data security service agencies, and each year before January 31, data security assessment report for the previous year shall be submitted to the districted city level cyberspace administration department. The draft measures reiterate that data processors which process the personal information of at least one million users must apply for a cybersecurity review if they plan listing of companies in foreign countries, and the draft measures further require the data processors that carry out the following activities to apply for cybersecurity review in accordance with the relevant laws and regulations: (i) the merger, reorganization or division of internet platform operators that have gathered a large number of data resources related to national security, economic development and public interests affects or may affect national security; (ii) the listing of the data processor in Hong Kong affects or may affect the national security; and (iii) other data processing activities that affect or may affect national security. In addition, in one of the following situations, data processors shall delete or anonymize personal information within 15 business days: (i) the purpose of processing personal information has been achieved or the purpose of processing is no longer needed; (ii) the storage term agreed with the users or specified in the personal information processing rules has expired; (iii) the service has been terminated or the account has been canceled by the individual; or (iv) unnecessary personal information or personal information unavoidably collected due to the use of automatic data collection technology but without the consent of the individual. Any failure to comply with such requirements may subject us to, among others, suspension of services, fines, revoking relevant business permits or business licenses and penalties. Since the revised draft has not been formally adopted as of the date of the document, the revised draft (especially its operative provisions) and its anticipated adoption or effective date are subject to further changes with substantial uncertainty.
Regulations on Work Safety
Under relevant construction safety laws and regulations, including the Work Safety Law of the PRC which was promulgated by the SCNPC on June 29, 2002 and latest amended on June 10, 2021, production and operating business entities must establish objectives and measures for work safety and improve the working environment and conditions for workers in a planned and systematic way. A work safety protection scheme must also be set up to implement the work safety job responsibility system. In addition, production and operating business entities must arrange work safety training and provide the employees with protective equipment that meets the national standards or industrial standards. Furthermore, production and operating business entities shall report their major hazard sources and related safety and emergency measures to the emergency management department and other relevant departments for the record, and establish a safety risk grading control system and take corresponding control measures. Automobile and components manufacturers are subject to the above-mentioned environment protection and work safety requirements.

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REGULATIONS ON INTELLECTUAL PROPERTY RIGHTS
Patent Law
According to the Patent Law of the PRC promulgated by the SCNPC on March 12, 1984 and currently effective from June 1, 2021, the State Intellectual Property Office is responsible for administering patent law in the PRC. The patent administration departments of provincial, autonomous region or municipal governments are responsible for administering patent law within their respective jurisdictions. The Chinese patent system adopts a first-to-file principle, which means that when more than one person files different patent applications for the same invention, only the person who files the application first is entitled to obtain a patent of the invention. To be patentable, an invention or a utility model must meet three criteria: novelty, inventiveness and practicability. The protection period is twenty years for an invention patent and ten years for a utility model patent and fifteen years for a design patent, commencing from their respective application dates.
REGULATIONS ON FOREIGN INVESTMENT IN CHINA
Catalogue for the Guidance of Foreign Investment Industries
Investments in the PRC by foreign investors and foreign-invested enterprises were regulated by the Catalogue for the Guidance of Foreign Investment Industries (the “Foreign Investment Catalogue”), jointly promulgated by the MOFCOM and NDRC on June 28, 1995 and amended from time to time. The Foreign Investment Catalogue was last repealed by the Special Administrative Measures (Negative List) for Foreign Investment Access (2021 Version) (the “2021 Negative List”), which was jointly promulgated by the MOFCOM and the NDRC on December 27, 2021 and came into effect on January 1, 2022, and the Catalogue of Industries for Encouraging Foreign Investment (2020 Version) (the “2020 Encouraging Catalogue”), which was jointly promulgated by the MOFCOM and the NDRC on December 27, 2020 and became effective on January 27, 2021. The 2020 Encouraging Catalogue and the 2021 Negative List set out the industries and economic activities in which foreign investment in the PRC is encouraged, restricted or prohibited. Pursuant to the 2020 Encouraging Catalogue, the manufacture and the development of key parts and components of NEVs fall within the encouraged catalogue, and the 2021 Negative List lifts the limit on foreign ownership of automakers for ICE passenger vehicles. However, the 2021 Negative List provides that foreign investors shall hold no more than 50% of the equity interest in a service provider operating certain value-added telecommunications services (other than for e-commerce, domestic multi-parties communications, storage and forwarding categories, call centers).
The establishment, operation and management of corporate entities in the PRC is governed by the PRC Company Law, which was latest amended on October 26, 2018. The PRC Company Law generally governs two types of companies — limited liability companies and joint stock limited companies. The PRC Company Law shall also apply to foreign-invested companies. Where laws on foreign investment have other stipulations, such stipulations shall prevail. The establishment procedures, approval or record-filing procedures, registered capital requirements, foreign exchange matters, accounting practices, taxation and labor matters of a wholly foreign-owned enterprise are regulated by the Foreign Investment Law, which became effective on January 1, 2020 and replaced three laws on foreign investments in China, namely, the PRC Equity Joint Venture Law, the PRC Cooperative Joint Venture Law and the Wholly Foreign-owned Enterprise Law, together with their implementation rules and ancillary regulations.
M&A RULES AND OVERSEAS LISTING
On August 8, 2006, six PRC governmental and regulatory agencies, including the MOFCOM and the CSRC, promulgated the Rules on Acquisition of Domestic Enterprises by Foreign Investors (the “M&A Rules”), governing the mergers and acquisitions of domestic enterprises by foreign investors that became effective on September 8, 2006 and was revised on June 22, 2009. The M&A Rules, among other things, require that if an overseas company established or controlled by PRC companies or individuals (the “PRC Citizens”), intends to acquire equity interests or assets of any other PRC domestic company affiliated with the PRC Citizens, such acquisition must be submitted to the MOFCOM for approval. The M&A Rules also require that an

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offshore special vehicle, or a special purpose vehicle formed for overseas listing purposes and controlled directly or indirectly by the PRC companies or individuals, shall obtain the approval of the CSRC prior to overseas listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.
On December 24, 2021, the CSRC released the Draft Administration Provisions and the Draft Filing Measures, both of which had a comment period that expired on January 23, 2022. Pursuant to the Draft Administration Provisions, these provisions shall apply to domestic enterprises that issue shares, depository receipts, convertible corporate bonds, or other equity instruments overseas, or list and trade their securities overseas, and the CSRC shall supervise and administer the overseas securities offering and listing activities of domestic enterprises, and such domestic enterprises shall go through the filing procedures with the CSRC and report relevant information. According to the Draft Administration Provisions and the Draft Filing Measures, domestic enterprises offering and listing overseas will need to comply with continuous filing and reporting requirements after such offering and listing, including (i) a reporting obligation in respect of a material event completed after the completion of an overseas offering and listing, which arose prior to such offering and listing; (ii) filing for follow-on offerings after the initial offering and listing; (iii) filing for share exchanges where by the issuer issues securities to acquire assets; and (iv) a reporting obligation for material events after the initial offering and listing. The Administrative Provisions clarify that the first actor responsible for compliance for and overseas issuance and listing of a domestic enterprise is the domestic enterprise itself. With respect to the domestic enterprises, non-compliance with the Draft Administrative Provisions or an overseas listing completed in breach of them may result in a warning or a fine of RMB1-10 million. Under severe circumstances, domestic enterprises may be ordered to suspend their business or suspend their business pending rectification, or their permits or businesses license may be revoked. Furthermore, the controlling shareholder, actual controllers, directors, supervisors and other legally appointed persons of the domestic enterprises may be warned, or fined between RMB500,000 to RMB5 million either individually or collectively. If, during the filing process, the domestic enterprises conceal important factors or the content is materially false, and securities are not issued, they are subject to a fine of RMB1-10 million. If the securities have been issued, the domestic enterprise is subject to a fine of 10-100% of the listing proceeds. With respect to the controlling shareholder, actual controllers, directors, supervisors, and other legally appointed persons, they are subject to a warning and fines between RMB500,000 and RMB5 million, individually or collectively.
REGULATIONS IN THE UNITED STATES
The work of NIO USA, Inc. is highly dependent on our ability to import NIO vehicles from China for use in various forms of research, testing and development, and to export the software and other technology developed in the U.S. to our colleagues in China.
IMPORT
Successful vehicle importation requires compliance with regulations from U.S. Customs and Border Protection, the National Highway Traffic Safety Administration (NHTSA), the Environmental Protection Agency (EPA) and the Department of Transportation (DOT). Various approvals from each of these agencies are required to both import and drive these vehicles. These agencies also control the lifecycle of NIO vehicles in the U.S. including limitations on how long the vehicle may stay in the U.S., and the destruction of the vehicles after the expiration of their permitted use.
NHTSA requires certification of several vehicles features including its conformity, or lack of conformity with federal motor vehicle safety standards (FMVSS). NHTSA determines the scope of permissible use of imported vehicles. We must self-certify that a vehicle meets or otherwise obtain an exemption from all applicable FMVSSs, as well as the NHTSA bumper standard, before the vehicle can be imported into the United States.
The EPA, under the ambit of the Clean Air Act requires that we obtain a Certificate of Conformity issued by the EPA and a California Executive Order issued by the California Air Resources Board (CARB) with respect to emissions for our vehicles.
At the end of the vehicle’s import lifecycle we are required to dismantle the battery and destroy the vehicle in compliance with federal, state and local laws addressing safety and environmental protection.

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EXPORT
Successful exportation of technology developed at NIO USA, Inc., including software, hardware, demonstration boards and others, requires filing applications with the Bureau of Industry and Security (BIS) to obtain appropriate Commodity Classifications for these goods. Depending on the determination of the BIS, we may be required to secure specific export licenses as permission to export. We must also comply with the regulations and standards of U.S. Customs and Border Protection.
DEPARTMENT OF MOTOR VEHICLES REGULATIONS
Aside from compliance with standard motor vehicle operation laws promulgated by the Department of Motor Vehicles (DMV), we are also required to obtain and maintain specific licenses issued by the DMV including: Vehicle Manufacturer License, Autonomous Vehicle Testing Permit (AVT), Employer Pull Notice, and Autonomous Vehicle Tester Licenses.
The Vehicle Manufacturer License, among other things, permit us to drive NIO vehicles on California streets and highways for testing purposes. The AVT Permit allows us to test autonomous vehicles in California. The DMV requires us to enroll in the Employer Pull Notice program which periodically provides driving reports for NIO vehicle testing drivers alerting us to any motor vehicle violations the driver may have incurred. The Autonomous Vehicle Tester License is a certification provided to our testing drivers after they have completed a required training course and have passed additional verifications. The maintenance and renewability of these licenses requires submission of various certifications and reports, the most significant of which is an annual “Disengagement Report” which addresses the safety of our autonomous testing.
INTELLECTUAL PROPERTY FILING AND PROTECTION
Our success depends, at least in part, on our ability to protect our core technology and intellectual property. To accomplish this, we rely on a combination of patents, patent applications, trade secrets, including know-how, employee and third party nondisclosure agreements, copyright laws, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technology. We must also protect our IP from infringement and inappropriate and unlicensed use to avoid competitors from using and profiting from our inventions, and to protect our brand and reputation from counterfeit merchandise.
In addition, patent applications filed in foreign countries are subject to laws, rules and procedures that differ from those of the United States.
EMPLOYMENT LAWS
NIO USA, Inc. employs over 50 employees making it subject to numerous federal, state, local and municipal labor and employment laws and regulations. California is well-known as an employee-centric state, so strict compliance with all applicable laws in order to avoid fines, penalties, and lawsuits is required. Some of the most critical laws address: employee pay and benefits, anti-discrimination, anti-harassment, anti-retaliation, and data privacy and protection.
REGULATIONS IN THE UNITED KINGDOM
NIO Performance Engineering Limited (“NIO UK”) is a private company limited by shares, incorporated in England and Wales.
DATA PROTECTION
The primary pieces of data protection legislation to which NIO UK is subject, by virtue of the fact that it processes personal data of UK and EEA citizens, include the Data Protection Act 2018 (the “DPA”), the EU General Data Protection Regulation (the “GDPR”) and the retained UK version of the GDPR (the “UK GDPR”) (collectively referred to as the “DP Legislation”). The purpose of the DP Legislation is to ensure the

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protection of UK and EEA citizens’ personal data, to ensure such data is processed securely, fairly and transparently and to restrict the way such data is shared with third parties, including internationally. The DP Legislation also enshrines certain rights for individuals, which may be enforced against companies, including rights to access their data or have it deleted.
The DP Legislation includes robust penalties for non-compliance, including fines of up to 4% of an organization’s global annual turnover. The legislation requires those entities subject to it to give specific types of information and notices to data subjects (which will include customers, suppliers and its own staff) and in some cases seek consent from such data subjects before collecting or using their data for certain purposes, including but not limited to some marketing activities.
NIO UK processes personal data with respect to its employees, contractors, suppliers and other third parties and consequently the DP Legislation will apply to all such data processed by NIO UK.
ANTI-BRIBERY AND CORRUPTION
In the UK, the primary legislation governing anti-bribery and corruption — with which NIO UK is required to comply — is the Bribery Act 2010 (the “BA”). The BA has “extra-territorial” effect with the aim of preventing the giving or receiving of bribes (including low level facilitation or “grease” payments) regardless of where such acts take place — i.e. whether in the UK or any other country in the world.
The BA includes a corporate offence of “failure to prevent bribery” which puts an onus on companies to have in place a set of “adequate procedures” to prevent bribery within their organization and supply chain globally — such procedures may include: staff and supplier training; policies; senior level commitment; and due diligence on suppliers and associated parties. The BA creates both civil and criminal offences, while penalties for breaching the legislation include fines and imprisonment (including for directors where a company is liable for failure to prevent bribery).
EMPLOYMENT LAWS
NIO UK currently employs approximately 42 individuals, who are principally involved in providing research and development services for the Company. The Employment Rights Act 1996 (“ERA”) is the primary piece of legislation which governs the relationship between NIO UK and those of its employees who provide services in England and Wales. The ERA regulates matters such as particulars of employment, protection of wages, whistleblowing, protection from detriment in employment, time off work, leave for maternity, paternity and adoption, shared parental leave and parental leave, flexible working, termination of employment, unfair dismissal, redundancy and redundancy payments.
NIO UK is also subject to other various other statutes which apply with respect to its employment arrangements in England and Wales, including (a) Working Time Regulations 1998 which covers matter such as holiday and holiday pay, working hours and rest breaks; (b) Fixed Term Employees (Prevention of Less Favorable Treatment) Regulations 2002 which covers treatment of fixed term employees; (c) Part-Time Workers (Prevention of Less Favorable Treatment) Regulations 2002 which covers treatment of part-time workers; (d) Equality Act 2010 which provides protection against unlawful discrimination in employment; (e) Health and Safety at Work Act 1974 which covers occupational health and safety; (f) Transfer of Undertakings (Protection of Employment) Regulations 2006 which, amongst other things, provides restrictions on varying terms and conditions of employment in connection with a transfer; (g) Trade Union and Labor Relations (Consolidation) Act 1992 which, amongst other things, provides for consultation requirements in respect of collective dismissals; and (h) Copyright, Designs and Patents Act 1988 and Patents Act 1977, which together create a statutory framework for employers to own the inventions and literary work made or created by their employees in the course of their employment.
REGULATIONS IN GERMANY
NIO GmbH (“NIO Germany”) is a company with limited liability organized and existing under the laws of Germany with its statutory seat in Munich, Germany. The corporate purpose of NIO Germany consists in the

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development, production and distribution of electric vehicles and components as well as their respective accessories. Within these limits, NIO Germany is entitled to undertake all acts and measures necessary or desirable to achieve the object of NIO Germany.
DATA PROTECTION
The European General Data Protection Regulation (Regulation (EU) 2016/679, “GDPR”) provides for the framework for data protection in Europe. Although directly applicable in all EU Member States, the GDPR does in some cases allow for derogations or specifications by the Member States. German data protection laws are in particular the Federal Data Protection Act (Bundesdatenschutzgesetz) and various State Data Protection Acts (Landesdatenschutzgesetze). This regime regulates the protection of natural persons with regard to the processing of personal data and the free movement of such data. The GDPR also includes certain rights for individuals, which may be enforced against companies, including but not limited to the rights to access, rectification or deletion.
This regime contains stringent data protection rules and provides for potential high penalties as well as damage claims by data subjects in case of lack of compliance. GDPR compliance entails certain expenses and efforts in order to achieve and ensure compliance (including appropriate training of employees, designation of a data protection officer, adjustments of processes, and monitoring by legal and compliance teams, among other required measures). The GDPR requires those entities subject to it to be transparent regarding their data processing operations, which is typically done by giving specific notices to data subjects (which will include customers, suppliers and staff). Each processing operation needs a legal basis, which in some cases requires to seek consent from data subjects before collecting or using their data for certain purposes, including but not limited to some marketing activities.
NIO Germany processes personal data with respect to its employees, contractors and others, and consequently the GDPR applies to such data processed by NIO Germany.
CONTRACTS AND GENERAL COMPLIANCE
The German Civil Code (Bürgerliches Gesetzbuch) and the German Commercial Code govern any contractual agreements between NIO Germany and its contractual partners which are subject to German law. When goods or services should be sold online by NIO Germany the German Civil Code would require NIO Germany to observe special information duties. Consumers are entitled to revoke contracts on goods purchased online within 14 days without cause.
German anti-bribery laws are not laid down in one single legislation, but in several laws and regulations. In addition, potentially also foreign legislation might apply to NIO Germany due to the exterritorial effect of such legislation.
EMPLOYMENT LAWS
NIO Germany currently has approximately 190 full-time employees. German labour and employment relations are regulated by a number of different laws and regulations (for example, Act on Protection against Unfair Dismissal, Act on Working Hours, Federal Vacation Act, Act on Continued Remuneration with regard to sick pay, Minimum Wage Act, Act on Temporary Employment, Works Constitution Act, Act on Collective Bargaining Agreements), case law, collective bargaining agreements, works agreements and individual employment contracts.
In general, in business units with more than 10 employees, the requirements for a valid notice and restrictions on terminations are governed by the Act on Protection Against Unfair Dismissal. The employer must observe certain form requirements for terminations. In particular a termination requires a justification on social grounds and is restricted in case of officially acknowledged handicapped or pregnant employees.

HISTORY AND CORPORATE STRUCTURE

The following section sets forth updated and supplemental information since the filing of our 2020 Form 20-F relating to selected aspects of our history and corporate structure. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in our 2020 Form 20-F.

OVERVIEW
Our Company is a holding company incorporated in the Cayman Islands on November 28, 2014, as an exempted company with limited liability, and we changed our name to NIO Inc. in July 2017. We conduct our business globally through our subsidiaries and variable interest entity.
KEY MILESTONES
Our key business milestones are summarized below:
Date	Event
2015	We established presence in Hong Kong, China, Germany and the U.S.
2016	We introduced the EP9 supercar, which was then the fastest electric vehicle, setting the Nurburgring Nordschleife all-electric vehicle lap record.
2017	In March, we showcased EVE at Austin, Texas.
In April, we further unveiled our first volume manufactured electric vehicle, the ES8, and showcased EP9 at Shanghai.
In May, our EP9 supercar broke the record for the fastest lap for an electric vehicle around the Nurburgring in Germany.
In December, we launched the ES8, a seven-seater flagship premium smart electric SUV, and began taking orders for the ES8.
2018	In June, we began making deliveries of the seven-seater ES8 in China.
On September 12, our ADSs commenced trading on the NYSE.
In December, we launched the award-winning ES6, a five-seater high- performance premium smart electric SUV.
2019	In March, we began making deliveries of the six-seater ES8 in China.
In June, we began making deliveries of the ES6 in China.
In December, we launched our third volume manufactured electric vehicle, the EC6, a five-seater premium smart electric coupe SUV, and the all-new ES8 with more than 180 product improvements.
2020
In April, we entered into definitive agreements with Hefei Strategic Investors, pursuant to which the Hefei Strategic Investors would invest an aggregate of RMB7 billion in cash into the legal entity of NIO China.

In April, we began making deliveries of all-new ES8 in China.
In August, we introduced the Battery as a Service, or BaaS, which allows users to purchase electric vehicles without batteries and subscribe for the usage of batteries separately.
In September, we began making deliveries of the EC6 in China.
2021	In January, we launched ET7, our flagship premium smart electric sedan.
In September, we launched and began making deliveries of the ES8 in Norway.
In December, we launched ET5, our mid-size premium smart electric sedan.

HISTORY AND CORPORATE STRUCTURE

CORPORATE STRUCTURE
Our Corporate Structure
For illustrative purposes, we summarize our corporate group structure in the diagram below, including our principal subsidiaries and consolidated affiliated entities as of the Latest Practicable Date:

Notes:
(1)
NIO Holding Co., Ltd. is owned 71.705%, 19.478%, 4.079%, 2.447%, 0.816%, 0.931% and 0.544% by NIO Nextev Limited, NIO User Enterprise Limited, Hefei Jianheng New Energy Vehicle Investment Fund Partnership (Limited Partnership), Advanced Manufacturing Industry Phase II Investment Fund (Limited Partnership), Anhui Sanzhong Yichuang Industrial Development Fund Co., Ltd., NIO Power Express Limited and Anhui Jintong New Energy Vehicle Phase II Fund Partnership (Limited Partnership), respectively.

(2)
Mr. Bin Li and Mr. Lihong Qin hold 80% and 20% equity interests, respectively, in Beijing NIO. Mr. Bin Li is also our founder, the chairman of our board of directors and our chief executive officer. Mr. Lihong Qin is a director of our Company.

(3)
Wuhan NIO Energy Co., Ltd. is owned 51% and 49% by NIO Energy Investment (Hubei) Co., Ltd. and Hubei Science Technology Investment Group Co., Ltd., respectively.

HISTORY AND CORPORATE STRUCTURE

(4)
XTRONICS (Nanjing) Automotive Intelligent Technologies Co., Ltd. is owned 50%, 33.41% and 16.59% by XPT (Jiangsu) Automotive Technology Co., Ltd., Wistron Info Comm (Kunshan) Co., Ltd. and Xtronics Innovation Ltd., respectively.

(5)
NIO Co., Ltd. has one subsidiary.

(6)
NIO Sales and Services Co., Ltd. has 56 subsidiaries.

(7)
Wuhan NIO Energy Co., Ltd. has 23 subsidiaries.

Major Subsidiaries and Operating Entities
As of December 31, 2021, we conducted our business operations across approximately 110 subsidiaries and operating entities, twenty-eight of which are our major subsidiaries (“Major Subsidiaries”). Their principal business activities and dates of establishment are shown below:
Name of company	Principal business activities	Date and jurisdiction of establishment
NIO Nextev Limited (formerly known as Nextev Limited)	Investment Holding	February 3, 2015, Hong Kong
NIO GmbH (formerly known as Nextev GmbH)	Design and technology development	May 20, 2015, Germany
NIO Holding Co., Ltd. (formerly known as NIO (Anhui) Holding Co., Ltd.)	Headquarter and technology development	November 28, 2017, PRC
NIO Co., Ltd. (formerly known as Nextev Co., Ltd.)	Headquarter and technology development	May 7, 2015, PRC
NIO USA, Inc. (formerly known as NEXTEV USA, Inc.)	Technology development	July 21, 2015, the United States
XPT Limited	Investment holding	December 2, 2015, Hong Kong
XPT Technology Limited	Investment holding	April 14, 2016, Hong Kong
XPT Inc.	Technology development	April 4, 2016, the United States
XPT (Jiangsu) Investment Co., Ltd.	Investment holding	May 16, 2016, PRC
Shanghai XPT Technology Limited	Technology development	May 17, 2016, PRC
XPT (Nanjing) E-Powertrain Technology Co., Ltd.	Manufacturing of E-Powertrain	July 6, 2016, PRC
XPT (Nanjing) Energy Storage System Co., Ltd.	Manufacturing of battery	October 20, 2016, PRC
NIO Power Express Limited (formerly known as Nextev Power Express Limited)	Investment holding	January 4, 2017, Hong Kong
NIO User Enterprise Limited (formerly known as Nextev User Enterprise Limited)	Investment Holding	February 22, 2017, Hong Kong
NIO Sales and Services Co., Ltd. (formerly known as Shanghai NIO Sales and Services Co., Ltd.)	Investment holding and sales and after sales management	March 24, 2017, PRC
NIO Energy Investment (Hubei) Co., Ltd.	Investment holding	April 10, 2017, PRC

HISTORY AND CORPORATE STRUCTURE

Name of company	Principal business activities	Date and jurisdiction of establishment
Wuhan NIO Energy Co., Ltd.	Investment Holding	May 27, 2017, PRC
XTRONICS (Nanjing) Automotive Intelligent Technologies Co., Ltd.	Manufacturing of components	June 15, 2017, PRC
XPT (Jiangsu) Automotive Technology Co., Ltd.	Investment holding	May 4, 2018, PRC
NIO Automobile (Anhui) Co., Ltd.	Industrialization and technology development	August 19, 2020, PRC
NIO Automobile Technology (Anhui) Co., Ltd.	Design and technology development	August 19, 2020, PRC
NIO Financial Leasing Co., Ltd.	Financial leasing	August 15, 2018, PRC
Beijing NIO Network Technology Co., Ltd.	VIE for holding ICP license andSurveying and Mapping Qualification Certificate	July 5, 2017, PRC
NIO Norway AS	Investment holding and sales and after sales management	January 15, 2021, Norway
NEU Battery Asset Co., Ltd.	Investment holding	June 8, 2021, Cayman Islands
NEU Battery Asset (Hong Kong) Co., Limited	Investment holding	July 2, 2021, Hong Kong
Instant Power Europe B.V.	Battery subscription service	June 9, 2021, Netherlands
NIO Nextev Europe Holding B.V.	Investment holding	December 4, 2020, Netherlands
Major Acquisition and Disposal
We have not conducted any major acquisition or disposal during the Track Record Period.
Investment by Hefei Strategic Investors
We incurred net losses historically, and had negative cash flows from operating activities until early 2020. Despite the outbreak of COVID-19 and the fact that our cash balance in January 2020 was not adequate to provide the required working capital liquidity for our continuous operations, the municipal government of Hefei, Anhui Province, where the Company’s main manufacturing hub is located, had extensive discussions with us. In February 2020, we entered into a collaboration framework agreement with the municipal government of Hefei. Meanwhile, a group of investors (“Hefei Strategic Investors”) had due diligence over our business operations, and subsequently from April to June 2020, we entered into definitive agreements (the “Hefei Agreements”), as amended and supplemented, for investments in NIO Holding Co., Ltd. (“NIO China”) with Hefei Strategic Investors. Under the Hefei Agreements, the Hefei Strategic Investors agreed to invest an aggregate of RMB7 billion in cash into NIO China, a legal entity wholly owned by us pre-investment. We agreed to inject our core businesses and assets in China, including vehicle research and development, supply chain, sales and services and NIO Power (together, the “Asset Consideration”), valued at RMB17.77 billion in total, into NIO China, and invest RMB4.26 billion in cash into NIO China.
Subsequent to the entry into the Hefei Agreements, the cash contribution obligations of us and the Hefei Strategic Investors have all been fulfilled and we have exercised our redemption right and capital increase right, pursuant to which in September 2020, we, through one of our wholly-owned subsidiaries, redeemed 8.612% equity interests in NIO China from one of the Hefei Strategic Investors and subscribed for certain newly increased registered capital to increase our shareholding in NIO China. In addition, in February 2021, we, through one of our wholly-owned subsidiaries, purchased from two of the Hefei Strategic Investors an

HISTORY AND CORPORATE STRUCTURE

aggregate of 3.305% equity interests in NIO China and subscribed for certain newly increased registered capital of NIO China. In September 2021, we, through one of our wholly-owned subsidiaries, purchased from a minority strategic investor of NIO China an aggregate of 1.418% equity interests in NIO China for a total consideration of RMB2.5 billion and subscribed for newly increased registered capital of NIO China at a subscription price of RMB7.5 billion. As a result of these transactions, as of the Latest Practicable Date, the registered capital of NIO China is RMB6.429 billion, and we hold 92.114% controlling equity interests in NIO China.
For further information, please see “Business — Certain Other Cooperation Arrangements — Hefei Strategic Investors.”
Contractual Arrangements
Historically, we had two sets of contractual agreements with two VIEs, Beijing NIO and Shanghai Anbin Technology Co., Ltd. (“Shanghai Anbin”), and their respective shareholders, namely, Mr. Bin Li and Mr. Lihong Qin, each owned as to 80% and 20% of the shares of each of the VIEs.
On March 31, 2021, Shanghai NIO, Shanghai Anbin and each shareholder of Shanghai Anbin entered into a termination agreement pursuant to which each of the contractual agreements among Shanghai NIO, Shanghai Anbin and its then shareholders terminated as of the date of the agreement and after which date we no longer have effective control over Shanghai Anbin, no longer receive any economic benefits of Shanghai Anbin, no longer have an exclusive option to purchase all or part of the equity interests in Shanghai Anbin when and to the extent permitted by the PRC law, and no longer consolidate the financial results of Shanghai Anbin and its subsidiaries as our variable interest entity under U.S. GAAP. On the same day, equity pledge agreements among Shanghai NIO, Shanghai Anbin and its then shareholders were terminated, and the deregistration of the equity interest pledges of shareholders of Shanghai Anbin under the relevant equity pledge agreements that were previously registered with the relevant local branch of the SAMR was completed.
We had originally established Shanghai Anbin and its subsidiaries, including Shanghai NIO New Energy Automobile Co., Ltd. (“NIO New Energy”), with the plan to build our own manufacturing plant in Shanghai. We have since decided not to carry out this plan. We terminated the contractual agreements with Shanghai Anbin and its shareholders and wound down NIO New Energy as none of Shanghai Anbin or its subsidiaries currently engage in any material business activities or carry any material assets.
During the Track Record Period, Shanghai Anbin did not have any significant operations, nor any material assets or liabilities in history.
For more information on Beijing NIO, please see “Contractual Arrangements.”
Listing on the NYSE
On September 12, 2018 we listed our ADSs on the NYSE under the symbol “NIO”. Since the date of our listing on the NYSE and up to the Latest Practicable Date, our directors confirm that we had no instances of non-compliance with the rules of the NYSE in any material respects and to the best knowledge of our directors having made all reasonable enquiries, there is no matter that should be brought to investors’ attention in relation to our compliance record on the NYSE.
We believe that the Listing on the Hong Kong Stock Exchange will present us with an opportunity to further expand our investor base and broaden our access to capital markets.
SAFE Registration
The SAFE promulgated the SAFE Circular 37 in July 2014 that requires PRC residents or entities to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas investment or financing. According to SAFE Circular 13, local banks will examine and handle foreign exchange registration for overseas direct investment, including the initial foreign exchange registration and amendment registration, under SAFE Circular 37 from June 2015.
Mr. Bin Li and Mr. Lihong Qin have completed their initial SAFE registrations prior to our listing on the NYSE.

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The following section sets forth updated and supplemental information since the filing of our 2020 Form 20-F relating to selected aspects of our business and operations as well as a current description of our overview, strengths, and strategies. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in our 2020 Form 20-F.

OUR MISSION
Our mission is to shape a joyful lifestyle for our users.
We aim to build a community starting with smart electric vehicles to share joy and grow together with users.
OUR COMPANY
Our Chinese name, Weilai (蔚來), which means Blue Sky Coming, reflects our commitment to a more environmentally friendly future.
We are a pioneer and a leading company in the premium smart electric vehicle market. We design, develop, jointly manufacture, and sell premium smart electric vehicles, driving innovations in autonomous driving, digital technologies, electric powertrains and batteries. We differentiate ourselves through our continuous technological breakthroughs and innovations, such as our industry-leading battery swapping technologies, Battery as a Service, or BaaS, as well as our proprietary autonomous driving technologies and Autonomous Driving as a Service, or ADaaS.
We introduced the EP9 supercar in 2016, which was then the fastest electric vehicle, setting the Nurburgring Nordschleife all-electric vehicle lap record. In December 2017, we launched the ES8, which is a six- or seven-seater flagship premium smart electric SUV. Subsequently, we launched the award-winning ES6, a five-seater high-performance premium smart electric SUV, in December 2018, and the EC6, a five-seater premium smart electric coupe SUV, in December 2019, followed by the ET7, a flagship premium smart electric sedan, in January 2021. In December 2021, we launched the ET5, a mid-size premium smart electric sedan.
Our vehicles have been well-received by Chinese consumers. In the first nine months of 2021, the NIO ES6, EC6 and ES8 were the top three premium battery electric SUVs as measured by sales volume in China, according to Frost & Sullivan. In 2018, we delivered 11,348 ES8s. In 2019, we delivered 20,565 vehicles, including 9,132 ES8s and 11,433 ES6s. In 2020, we delivered 43,728 vehicles, including 10,861 ES8s, 27,945 ES6s and 4,922 EC6s. In 2021, we delivered 91,429 vehicles, which include 20,050 ES8s, 41,474 ES6s and 29,905 EC6s. As of January 31, 2022, the cumulative deliveries of the ES8, ES6 and EC6 reached 176,722 vehicles.

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*
ET7 and ET5 are expected to commence delivery in March and September 2022, respectively.

**
Represent New European Driving Cycle (“NEDC”) range for ES8, ES6 and EC6 and China Light-duty Vehicle Test Cycle (“CLTC”) range for ET7 and ET5.

***
150 kWh battery is expected to be available in the fourth quarter of 2022.

****
Represent configurations of performance versions.

†
Starting price of base models, and actual price may be higher depending on configuration.

OUR KEY TECHNOLOGICAL BREAKTHROUGHS AND INNOVATIONS
Since our inception, we have continued to innovate with the goal of consistently creating the most worry-free and convenient experience for our users. We are an industry leader in battery swapping and autonomous driving technologies, according to Frost & Sullivan. Our technological breakthroughs and innovations differentiate us from our peers, creating better user experiences and enhancing our users’ confidence in us.
Battery swapping and BaaS
Since our introduction of the ES8 in 2017, all of our smart electric vehicles have been equipped with proprietary battery swapping technologies, providing our users with a “chargeable, swappable, upgradable” experience. In 2020, we launched the industry-first Battery as a Service, or BaaS, an innovative model which allows users to purchase electric vehicles and subscribe for the usage of batteries separately. BaaS enables our users to benefit from lower vehicle purchase prices, flexible battery upgrade options and assurance of battery performance.
•
Battery swapping.   Supported by over 1,200 patented technologies, all of our vehicles support battery swapping. It provides our users with convenient “recharging” experiences by simply swapping the user ’s battery for another one within minutes. In addition, it enables users to enjoy the benefits of battery technology advancements with upgrade options. Our Power Swap station 2.0, which began deployment in April 2021, significantly increases our service capacity by shortening the battery swapping time to under three minutes and carrying up to 13 batteries. As of December 31, 2021, we had 777 Power Swap stations covering urban areas and expressways across 183 cities in China, through which we had completed over 5.5 million battery swaps cumulatively.

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•
BaaS.   Enabled by vehicle-battery separation and battery subscription, BaaS decouples the battery price from the purchase price of a vehicle. BaaS users enjoy a lower upfront purchase price and flexible subscription options for batteries of various capacities according to their needs on a monthly or yearly basis, as well as flexibility for battery upgrades in the future. For the year ended December 31, 2021, over half of the users that we delivered vehicles to chose BaaS subscription.

Autonomous driving and ADaaS
We believe that autonomous driving is the core of smart electric vehicles and it has been our focus from day one. We are one of the first companies in China to offer enhanced ADAS capabilities. NIO Pilot, our proprietary enhanced ADAS, is now equipped with Navigate on Pilot, or NOP. NOP is able to guide a vehicle on and off ramps, overtake, merge lanes and cruise according to planned routes in highways and urban expressways, and is one of the most advanced ADAS features on any volume-manufactured vehicle, according to Frost & Sullivan. In January 2021, we announced NIO Autonomous Driving, or NAD, our next generation, proprietary full stack autonomous driving technology. We have built up the NAD capability with in-house developed perception algorithms, localization, control strategy and platform software. The technology comprises a super computing platform called NIO Adam and a super sensing system called NIO Aquila. NAD is expected to gradually cover use cases from expressways, urban roads, parking, battery swapping to other domains to deliver a safer and more relaxing autonomous driving experience for our users and is first available on the ET7. We plan to roll out NAD through a monthly subscription under Autonomous Driving as a Service, or ADaaS, in the future.
OUR USER COMMUNITY
We strive to build an integrated online and offline user community by providing holistic services and a joyful lifestyle, under which users interact with us and with each other. Our direct sales model allows us to build direct relationships with users and engage with them online through NIO app and offline through NIO Houses and NIO Spaces. We further engage our user community through NIO Day and NIO Events, as well as our lifestyle brand NIO Life.
Our in-house developed NIO app is designed to be a portal not only for selling vehicles where users can place orders for and configure all NIO vehicles, but also for vehicle control, service access and NIO Life product purchase. NIO Houses have showroom functions while serving as clubhouses for our users and their friends. NIO Spaces are mainly showrooms for our brand, vehicles and services. As of December 31, 2021, we operated 37 NIO Houses and 321 NIO Spaces across 143 cities in China.
We have fostered a NIO community with users being involved in planning, organizing, and participating in company- and user-organized events, including our annual NIO Day. As a result of strong user engagement, our users are more willing to refer friends and family to our vehicles and services. For the year ended December 31, 2021, we reached a high user referral rate of over 60%.
OUR SUPPLY CHAIN AND MANUFACTURING
Our position as a pioneer in the market has attracted many global leaders and innovative companies in the industry to work with us, creating an extensive industry alliance network that is mutually beneficial to NIO and our partners. We continuously innovate our supply chain in order to establish a more effective and diverse supply chain system. We actively cultivate partnerships with suppliers that have innovative technological capabilities and cost advantages, thereby increasing the competitiveness and innovativeness of our supply chain. Our key supplier for the 75kWh and 100kWh batteries that we currently offer is CATL. We had in the past sourced the battery cells from CATL and assembled the battery cells into 70kWh battery packs through XPT, a wholly-owned PRC subsidiary of our Company, and its affiliate. We no longer offer the 70kWh battery option, and no longer conduct the pack assembly in-house. Our key suppliers for the semiconductor chips are Mobileye and Nvidia. We have also added Qualcomm as a semiconductor chip supplier for our vehicle models.
We manufacture our vehicles through a strategic alliance with JAC at its Hefei manufacturing facility, which currently has an annual vehicle and component production capacity of 120,000 units and will be expanded to

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240,000 units in the first half of 2022. Our alliance with JAC has given us great flexibility and scalability, enabling our vehicles to hit market fast with high quality assurance. In addition, we have kicked off the construction of the second manufacturing plant in Xinqiao Industrial Park in Hefei and expect to start our vehicle production in the new manufacturing plant in the third quarter of 2022.
OUR COMPETITIVE STRENGTHS
We believe the following strengths contribute to our success.
Leading brand in China’s premium smart electric vehicle market
We are a pioneer in the smart electric vehicle market and have cultivated our NIO (蔚來) brand as a leading premium smart electric vehicle brand nationwide. Our premium brand continues to be one of our key differentiators and has contributed to our leading position in the premium smart electric vehicle market.
Our brand has enabled us to foster a loyal and vibrant user community starting with smart electric vehicles where we share joy and grow together with our users:
•
We have built a loyal and interactive user community with the seamless intergrated online and offline platforms, consisting of over 176,000 users, their family and friends, and our brand followers as of January 31, 2022.

•
We organized over 26,000 offline events for users, their family and friends in the year ended December 31, 2021.

•
Driven by their passion towards the brand and the NIO user community, through our volunteer initiatives, users volunteer to promote the brand and assist with vehicle delivery in our showrooms, auto shows, delivery centers and other events. Approximately 6,000 users had participated in our volunteer initiatives as of December 31, 2021.

•
We have achieved a high user referral rate of over 60% in the year ended December 31, 2021.

We believe our NIO user community not only leads to a more joyful life for our users and their families, but also helps create a strong network effect for our business. Our online channels, including NIO app, social networks and live broadcasts and short videos on social media platforms, and offline channels, including our NIO Houses and NIO Spaces, continue to broaden and deepen our brand appeal, and solidify our leading market position.
Well positioned products in the premium smart electric vehicle market
We are strategically positioned in China’s attractive and fast-growing premium smart electric vehicle segment, in which we have launched several highly successful products. According to Frost & Sullivan, China’s battery electric vehicle market had reached sales of approximately one million units in 2020 and is expected to grow to approximately 6.2 million units by 2025, at a CAGR of 43.9%. Within China’s electric vehicle market, the premium smart electric vehicle segment is expected to achieve the highest growth during the period from 2020 to 2025 at a CAGR of 48.1%.
As the first-to-market domestic premium smart electric vehicle brand in China, we believe we have a multi-year lead-time in product delivery, innovation, and infrastructure over our domestic and international competitors in China. Our volume manufactured vehicles, including the ES8, ES6, EC6, ET7 and ET5, are well positioned at the intersection of China’s fastest growing premium and electric vehicle segments. In the first nine months of 2021, the NIO ES6, EC6 and ES8 were the top three premium battery electric SUVs as measured by sales volume in China, according to Frost & Sullivan. As of January 31, 2022, we had delivered a total of 176,722 vehicles cumulatively.
We have significant in-house vehicle design and engineering capabilities, which cover all major areas of vehicle development starting from concept to completion. Our vehicles speak a distinctive design language that is consistently embodied in all products in the NIO family. Our ES8 was the first electric vehicle in China to have

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an all-aluminum alloy body and chassis, featuring aerospace grade aluminum alloy, enhancing the strength, safety and performance of the vehicle. Our ES6 ranked first for vehicle design in the 2020 Automotive Brand Contest in the Exterior Premium Brand category.
We aim to deliver safe and high-quality products to our users in line with our core values and commitments. According to J.D. Power ’s 2019 China New Energy Vehicle Experience Index Study published in July 2019, NIO ranked the highest in quality among all electric vehicle brands, and the ES8 ranked the highest in quality among all mid-large battery electric vehicles. According to J.D. Power ’s 2020 China New Energy Vehicle Experience Index Study published in September 2020, NIO ranked the highest in quality among all battery electric vehicle brands, and the ES6 ranked the highest in quality among all mid-size battery electric vehicles. Based on the results released by C-IASI (China Insurance Automotive Safety Index) in January 2021, the EC6 achieved the best safety rating among all models tested by C-IASI in 2020. According to the reports published by J.D. Power in July 2021, the ES6 ranked the highest in the luxury battery electric vehicle segment in China New Energy Vehicle Initial Quality Study (NEV-IQS), while the ES8 ranked the highest in the luxury battery electric vehicle segment in China New Energy Vehicle — Automotive Performance, Execution and Layout (NEV-APEAL) Study.
Proven capabilities in proprietary software and hardware technological innovations
We have strategically focused on building in-house capabilities in software and hardware development which provide us with the flexibility to enhance our products and services on an ongoing basis and allow us to update and launch new products more rapidly.
Autonomous driving
We are one of the first companies in China to offer enhanced ADAS capabilities. Our in-house developed NIO Pilot offers enhanced ADAS and features Navigate on Pilot, or NOP, which is able to guide the vehicles on and off ramps, overtake, merge lanes and cruise according to planned routes in highways and urban expressways. According to Frost & Sullivan, NOP is one of the most advanced ADAS features equipped on any volume-manufactured vehicles. With in-house capabilities, we are able to frequently upgrade our autonomous driving capability over-the-air throughout the product lifecycle.
In January 2021, we announced our new NIO Autonomous Driving, or NAD, our next generation, proprietary full stack autonomous driving technology. We have built up the NAD capability with in-house developed perception algorithms, localization, control strategy and platform software. The technology comprises a super computing platform called NIO Adam and a super sensing system called NIO Aquila. NIO Adam’s core is made up of four NVIDIA Orin SoCs, while NIO Aquila features 33 high-performance sensing units, including 11 high-resolution cameras, one ultra-long-range high-resolution LiDAR, five millimeter-wave radars and 12 ultrasonic sensors. NAD is expected to gradually cover use cases from expressways, urban roads, parking and battery swapping to other domains to deliver a safer and more relaxing autonomous driving experience for our users. We plan to gradually roll out NAD for subscription with the ADaaS in the future.
Digital technologies
Our in-house developed digital cockpit has an AI driven, scalable and flexible architecture that presents the user with an intelligent and immersive digital experience. Our in-car digital cockpit enables a unified user experience across all interior displays and advanced user interaction through our digital AI companion, NOMI, which is one of the most advanced in-car AI systems in the world, according to Frost & Sullivan. To further enhance the experience of the second living room, we plan to deliver PanoCinema, a panoramic digital cockpit featuring AR and VR technologies, to users in the future. Digital system is the foundation for us to achieve continuous upgrade, the digital platform for building our own proprietary software and algorithms and the security system for deep reassurance. We are one of the first auto companies in China that have both FOTA and SOTA capabilities.

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Electric powertrain and battery
We have designed, developed and manufactured our own proprietary electric powertrains in-house. Our ES6 is the first SUV in the world equipped with a combination of a permanent magnet motor and an induction motor. Empowered by our continuous in-house innovations, we have developed different generation of electric powertrains with a suite of electric motors by applying advanced technologies, including a silicon-carbide power module.
We are committed to the research, development and innovations in battery technologies. Our battery is based on high energy density battery cells, advanced battery management system and proprietary swapping mechanism. Currently, we offer two battery options: Standard Range Battery and Long Range Battery. We jointly designed and developed the batteries with our partners. The standard range battery is a 75 kWh battery, which is equipped with advanced software and hardware systems of thermal management and SoC (State of Change) estimation. With proprietary patents, our 100 kWh Long Range Battery features the cell-to-pack technology, realizing higher energy density. In January 2021, we announced the introduction of the 150 kWh Ultra-long Range Battery, a next generation battery technology. We expect to release the 150 kWh battery in the fourth quarter of 2022, which is expected to deliver a CLTC range of up to 1,000 km on a single charge for certain configurations of ET7.
Innovative Battery-as-a-Service and comprehensive power solutions
We strive to make electric vehicle experience easy, joyful and holistic, and try to address all of our users’ power needs. Our comprehensive suite of power solutions makes the battery in our vehicles conveniently chargeable, swappable and upgradeable.
We differentiate ourselves through our innovations with our advanced battery swapping technologies and our industry-first BaaS model.
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Our award-winning Power Swap solution is at the core of our “chargeable, swappable, upgradable” user experience, enabled by over 1,200 patented technologies. Our Power Swap station 2.0 began deployment in April 2021. This new generation Power Swap station shortens swapping time to under three minutes and carries up to 13 batteries, which significantly increases our service capacity. As of December 31, 2021, we had 777 Power Swap stations covering urban areas and expressways across 183 cities in China, through which we have completed over 5.5 million battery swaps cumulatively.

•
In August 2020, we launched our industry-first BaaS model. BaaS decouples the battery from the vehicle and allows users to subscribe for battery usage separately. BaaS enables our users to benefit from lower initial purchase prices, flexible battery upgrade options and assurance of battery performance. All users who purchase NIO vehicles can subscribe for BaaS, while continuing to enjoy existing favorable policies such as purchase tax exemptions and government subsidies for electric vehicles. For the year ended December 31, 2021, over half of the users that we delivered vehicles to chose BaaS subscription.

We offer a comprehensive and innovative suite of power solutions to address the charging and swapping needs of our users. Our power solutions include home charging called Power Home, battery swapping called Power Swap, supercharging piles called Power Charger, and mobile charging called Power Mobile, all of which are connected to cloud-enabled Power Cloud, which synchronizes users’ power consumption information and our power network, and intelligently suggests the appropriate services, according to the users’ locations and power consumption patterns. We have continued building out our swapping and charging infrastructure. As of December 31, 2021, we operated 777 Power Swap stations in 183 cities and our charging network had approximately 3,404 Power Charger piles in operation, covering 163 cities in China. In addition to our own swapping and charging network, our users had access to a network of over 450,000 public chargers as of December 31, 2021. Users can also access the real-time availability of the stations and chargers in our own network and the public network through the Power Map on our NIO app. In addition, we offer our users our One Click for Power valet service where we pick up, charge and then return the vehicle. We plan to deploy more Power Swap stations and expand our charging network to ensure consistent and optimal user experience.

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User enterprise advocating a worry-free and holistic user experience
We offer a unique and holistic experience for our users and make ownership joyful and worry-free throughout the vehicle lifecycle. Through one click on NIO app, our users can access a full suite of services, including vehicle insurance through third-party insurers, repair and routine maintenance services, courtesy vehicle, nationwide roadside assistance, as well as an enhanced data package. As of December 31, 2021, we offered services through 54 NIO service centers and 181 authorized third party service centers in 139 cities in China.
We have built an integrated online and offline community and created a holistic experience that goes beyond the smart electric vehicle and a joyful lifestyle under which users can interact with us and with each other. Our NIO House, NIO Space and NIO app are important domains and touchpoints integral to this community. Not only serving as showrooms, but also as clubhouses providing our users with social functions, NIO House is where we continue to engage with our users after their vehicle purchase, and extend our relationships to other parts of their daily lives. NIO Space functions as an efficient sales, marketing and service outlet. As of December 31, 2021, we operated 37 NIO Houses and 321 NIO Spaces across 143 cities in China.
Working in tandem with the NIO House and NIO Space, our in-house developed NIO app houses the online venue for our community. Through our NIO app, users receive real-time information relating to their vehicles, socialize with other users and have access to NIO Life. NIO Life is our lifestyle brand, which has an online store on NIO app where users can purchase lifestyle products.
We believe the combination of NIO House, NIO Space and NIO app have enabled us to build a strong base of loyal users and reinforce our vision of building a community together with our diverse pool of users around the NIO brand and our shared values and culture. The user enterprise is reinforced further by company- and user-organized events, including our annual NIO Day, where many users choose to get involved in the planning and organizing of the event.
World-class management and global talent pool
Our success is led by a visionary management team with a unique combination of technology, internet and automotive experiences. Our founder, chairman and chief executive officer, Mr. Bin Li, is an experienced serial entrepreneur with a proven track record of building innovative businesses in the mobility and internet spaces.
Our position as a pioneer in the market and our proven track record have attracted global talent carrying expertise across many technological areas such as autonomous driving, digital technologies, vehicle design and engineering, creating a world class team. Our global footprint echoes our proposition and commitment for premium products, and enables us to deliver best-in-class results in a wide range of areas.
OUR STRATEGIES
We are pursuing the following strategies to achieve our mission:
Successfully launch future models and accelerate product iteration
The successful launches of future models are critical in capitalizing on our first mover advantage in China and capturing electric vehicle market opportunities globally. We plan to continue to launch new models in upcoming years to broaden our customer base and expand our product lineup. We intend to accelerate our product iteration process to meet the latest user preferences and to continue to drive innovation.
Continue to focus on technological innovations
We plan to continue to develop NAD to provide our users with a safer and more relaxing autonomous driving experience in more scenarios. We intend to continue to develop next-generation digital technologies and user interface to offer an immersive mobile living experience.
We plan to continue to develop new battery technologies to reduce costs, increase the driving range of and shorten charging time for our vehicles. We also plan to further develop battery swapping technologies to

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enhance the service capacity and efficiency of our current systems. We are also developing our next generation electric powertrains with a higher output.
Continue to develop our power infrastructure and expand sales and service coverage
We plan to continue to develop our power infrastructure, including the expansion of our swapping and charging network. We plan to offer real-time data on the availability of more swapping stations and charging piles by uploading and synchronizing data from our own and third-party charging networks to our cloud. We plan to expand our sales and service coverage networks by building more NIO Spaces, NIO Houses, service centers and delivery centers, supported by our logistics network, to meet increasing demand from prospective users.
Create more recurring revenues during the lifetime ownership
We offer a suite of services, including ADaaS, flexible battery upgrades and after-sale services to provide more convenient and holistic experience during the lifetime ownership. These services allow us to generate recurring revenues beyond the initial vehicle purchase. Moreover, we plan to continue to strengthen user engagement through our lifestyle brand, NIO Life.
Expand internationally to benefit from rising global demand
We intend to enter international markets, starting with Europe, that offer identified growth opportunities and favorable government policies. With local consumers’ preferences in mind, we plan to leverage the expertise we have developed from our operations in China to replicate our success internationally.
OUR VEHICLES
We design, develop, jointly manufacture and sell our vehicles in the premium smart electric vehicle market. We currently sell our vehicles in China and Norway and plan to expand into more global markets in the near future to capture the fast-growing EV demand.
ES8
The ES8 is a six-seater or seven-seater flagship premium smart electric SUV.
In December 2017, we launched the ES8, which is equipped with our proprietary electric powertrain featuring two 240 kW induction motors. The ES8 can accelerate from zero to 100 kph in 4.4 seconds and brake from 100 kph to a complete stop in 33.8 meters. The ES8 was awarded the five-star safety rating by C-NCAP (Chinese New Car Assessment Program) and Euro-NCAP (European New Car Assessment Program).
In December 2019, we launched the all-new ES8 with more than 180 product improvements. With a combination of a 160 kW permanent magnet motor and a 240 kW induction motor, it can accelerate from zero to 100 kph in 4.9 seconds. With the Standard Range Battery and Long Range Battery, the all-new ES8’s NEDC range reaches up to 450 km and 580 km, respectively.
The all-new ES8 offers the seven-seater version and the six-seater version with pre-subsidy starting prices of RMB468,000 and RMB476,000, respectively.
ES6
The ES6 is a five-seater high-performance premium smart electric SUV.
The ES6 is the world’s first SUV equipped with a combination of a permanent magnet motor (160 kW) and an induction motor (240 kW). It can accelerate from zero to 100 kph in 4.7 seconds and brake from 100 kph to a complete stop in 33.9 meters. With the Standard Range Battery Pack and Long Range Battery Pack, the ES6’s NEDC range reaches up to 465 km and 610 km, respectively.

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The ES6 offers the Sporty version, the Performance version and the Signature edition with pre-subsidy starting prices of RMB358,000, RMB398,000, and RMB468,000, respectively.
EC6
The EC6 is a premium smart electric coupe SUV.
Powered by an electric powertrain of a 160 kW permanent magnet motor and a 240 kW induction motor and a 0.26 drag coefficient driven by its dynamic fastback silhouette, the EC6 is capable of accelerating from zero to 100 kph in 4.5 seconds. It also features a 2.1 square meter panoramic all-glass roof. With the Standard Range Battery and Long Range Battery, the EC6’s NEDC range reaches up to 475 km and 615 km, respectively.
The EC6 offers the Sporty version, the Performance version, and the Signature edition with pre-subsidy starting prices of RMB368,000, RMB408,000 and RMB468,000, respectively.
ET7
The ET7 is a flagship premium smart electric sedan.
Boasting a high-efficiency electric powertrain featuring a front 180 kW permanent magnet motor with SiC power module and a rear 300 kW induction motor, together with a 0.208 ultra-low drag coefficient, the ET7 is designed to further improve its energy efficiency and accelerate from zero to 100 kph in 3.8 seconds and brake from 100 kph to a complete stop in 33.5 meters. The ET7 is engineered to meet both five-star Chinese and European New Car Assessment Program safety standards. It applies Karuun® renewable rattan for a green and natural experience. The ET7 features NIO’s latest NAD including NIO Adam, our super computing platform, and NIO Aquila, our super sensing system. With the 150 kWh battery to be delivered in the fourth quarter of 2022, we expect the ET7 to deliver a CLTC range of up to 1,000 km on a single charge at the set configuration. We estimate to start delivery of the ET7 in March 2022. The ET7 offers Premier edition and Standard version with the pre-subsidy prices starting from RMB526,000 and RMB448,000, respectively.
ET5
The ET5 is a mid-size premium smart electric sedan.
With a 0.24 drag coefficient and a high-efficiency electric powertrain, featuring a front 150 kW induction motor and a rear 210 kW permanent magnet motor with SiC power module, the ET5 accelerates from 0 to 100 km/h in 4.3 seconds, and brakes from 100km/h to a complete stop in 33.9 meters. It is engineered for five-star Chinese and European New Car Assessment Program safety standards. The ET5 explores state-of-the-art material technologies and low-carbon and recycling materials, including Clean+ innovative sustainable materials. In addition to our latest NAD, it comes with PanoCinema with AR/VR-native design. With the Standard Range Battery, Long Range Battery, and Ultra-long Range Battery, the ET5’s CLTC range reaches up to 550 km, 700 km and 1,000 km, respectively. We estimate to start delivery of the ET5 in September 2022.
The pre-subsidy price of the ET5 starts from RMB328,000.
RESEARCH AND DEVELOPMENT
We have strategically focused on building in-house capabilities in software and hardware development to control the design and development of the vehicle software and hardware architecture and the critical components that go into our products and services to deliver an optimal experience for our users. Our proprietary technologies, including battery swapping, autonomous driving, digital technologies, electric powertrain, battery and software-driven technologies, among others, differentiate us from our competitors. Our capabilities have given us greater flexibility to continually improve our current products and allow us to launch new products more rapidly. By integrating these industry-leading technologies, all our vehicles can create a relaxing, interactive, intelligent and immersive experience for our users.

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Autonomous Driving
We believe that autonomous driving is the core of smart electric vehicles and it has been our focus from day one. We have gradually built up our full stack in-house autonomous driving capabilities and successfully delivered competitive products including NIO Pilot, our enhanced ADAS. We are also about to roll out our industry-leading NIO Autonomous Driving, or NAD, to our users.
We are one of the first companies in China to offer enhanced ADAS capabilities. The NIO Pilot hardware consists of 23 sensors, including a front-facing trifocal camera, four exterior surround cameras, five millimeter-wave radars, 12 ultrasonic sensors, and an interior driver monitoring camera. NIO Pilot has a built-in algorithm that leverages data across the entire vehicle fleet for fleet learning and crowd AI analysis, and runs new features under the shadow mode without materially impacting driver safety or vehicle operation. This allows us to fully test and validate the features before releasing them to the users. Our smart data management system can enable us to validate and improve algorithms using millions of miles of empirical data.
As of December 31, 2021, we have successfully rolled out many industry-leading features for NIO Pilot, including NOP (Navigate on Pilot), shiftless automatic parking assist with fusion, nearby summon, forward collision warning, automatic emergency braking, automatic high beam, auto lane change, lane departure warning, blind spot detection, front and rear cross-traffic alert, side door opening warning, and side distance indication. We plan to improve the existing features and roll out more features of the NIO Pilot going forward.
In January 2021, we announced NIO Autonomous Driving, or NAD, our next generation, proprietary full stack autonomous driving technology. We have built up the NAD capability with in-house developed perception algorithms, localization, control strategy and platform software. The technology comprises a super computing platform called NIO Adam and a super sensing system called NIO Aquila. NIO Adam’s core is made up of four NVIDIA DRIVE Orin SoCs, while NIO Aquila features 33 high-performance sensing units, including 11 high- resolution cameras, one ultra-long-range high-resolution LiDAR, five millimeter-wave radars and 12 ultrasonic sensors. NAD is expected to gradually cover use cases from expressways, urban roads, parking, battery swapping to other domains to deliver a safer and more relaxing autonomous driving experience for our users. We plan to roll out NAD through a monthly subscription under ADaaS in the future.
Digital Technologies
Digital Cockpit
Our digital cockpit has an AI-driven, scalable and flexible architecture that presents users with an intelligent and immersive digital experience. The ES8, ES6 and EC6 adopts NVIDIA PARKER SoC while the ET7 and the ET5 use the 3rd Generation Qualcomm® Snapdragon™ Automotive Cockpit Platform for in-car digital cockpit. Inside our digital cockpit, NOMI, our in-car AI companion, can listen to, communicate and interact with users to build a strong emotional connection between vehicles and users. Inspired by the concept of mobile living space, we plan to deliver PanoCinema, a panoramic digital cockpit with AR and VR capabilities, to our users in the future. We have built flexibility into our digital cockpit, so that we can continue to update the NIO Operating System, or NIO OS, with new features and applications through software-over-the-air, or SOTA, updates.
At our third NIO Day, we launched our second-generation NOMI with a AMOLED full-circular display. At our fourth NIO Day, we launched our second-generation smart cockpit, boosting capabilities such as AI computing and image and media processing by a large margin. At our fifth NIO Day, we launched PanoCinema with AR and VR capabilities to further improve the in-cabin experience.
We also introduced NIO OS for European users in the second half of 2021, which provides customizations and upgrades appropriate for a broader user base.
Digital System
Digital system is the foundation for us to achieve continuous upgrade, the digital platform for building our own proprietary software and algorithms and the security system for deep reassurance.

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We are one of the first auto companies in China that have both FOTA and SOTA capabilities. FOTA updates enable us to upgrade the operating firmware down to the individual programmable Electronic Control Unit level across the vehicle’s core systems, such as digital cockpit, autonomous driving domain controller and electric powertrain. FOTA and SOTA technologies allow us to fix bugs and remotely install new features and services after a vehicle has already been delivered to users, reduce the cost and time of marketing new feature roll-outs and continuously improve the user experience throughout the lifecycle.
On top of our proprietary software architecture and cloud data platform, NVOS (NIO Vehicle Operating System), our vehicle digital system, has what we believe to be the industry-leading connectivity and remote service capabilities with an end-to-end security framework. It features comprehensive connectivity capabilities, including smart antenna, 5G, UWB (ultra-wideband), Wi-Fi 6, 5.2 Bluetooth and V2X (vehicle-to-everything), and offers 360-degree and multi-dimensional cyber security capabilities to protect user privacy and safety. It enables a superior driver and passenger experience by syncing vehicle settings, user preferences and user accounts and offering instant remote vehicle diagnostics with respect to faults, alerts and logs to our service and maintenance team.
Utilizing our NIO Technology Platform 2.0, the NVOS will boast a common SOA (service- oriented architecture) middleware across multiple MCUs (micro-controller unit) and the gateway, providing flexibility and efficiency for vehicle software development and achieving great feature competitiveness and AI-driven user experiences.
With our globalization efforts to expand to more markets, we plan to localize connectivity services in line with different laws and regulations in various regions, including the General Data Protection Regulation.
Electric Powertrain and Battery
Electric Powertrain
Starting from our first product, we have designed, developed and manufactured our own proprietary electric powertrains in-house.
Our electric powertrains are designed specifically for NIO’s vehicles, and through FOTA, we are able to continue to improve and update, and adjust according to our users’ driving behavior. Enabled by in-house R&D capabilities, our dual-motor configuration offers a variety of electric motors, including 240 kW induction motor, 160 kW permanent magnet motor, 180 kW permanent magnet motor, 300 kW induction motor, 150 kW induction motor and 210 kW permanent magnet motor.
The new-generation electric powertrain will feature Silicon Carbide power modules which can minimize the switching loss compared with insulated gate bipolar transistor. It can improve supply efficiency with simpler cooling measures and reduce the size of peripheral components due to higher frequency operation.
Battery
We are committed to the research, development and innovations in battery technologies. Our batteries are based on high energy density battery cells, advanced battery management system and proprietary swapping mechanism. In particular, our battery management system provides real-time monitoring of the vehicle insulation status and features a comprehensive fault diagnosis mechanism to ensure the safety and reliability of battery use.
Currently, we offer two battery options: Standard Range Battery and Long Range Battery. We jointly designed and developed the batteries. The Standard Range Battery is a 75 kWh cell-to-pack battery with hybrid LFP/NCM cells, which is equipped with advanced software and hardware systems of thermal management and SoC (State of Change) estimation. It can achieve better range performance in low temperature and more accurate SoC (State of Change) estimation compared to the traditional LFP battery. With proprietary patents, the 100 kWh long range cell-to-pack battery features thermal propagation prevention, highly integrated design, all-climate thermal management and bi-directional cloud BMS (battery management system). In January 2021,

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we announced the 150 kWh Ultra-Long Range Battery with the next generation battery technology. We plan to start delivering the 150 kWh Ultra-Long Range Battery in the fourth quarter of 2022.
Battery Swapping
Supported by over 1,200 patented technologies, all of our vehicles support battery swapping. It provides our users with best-in-class “recharging” convenience by simply swapping the user ’s battery for another one. In addition, it enables users to enjoy the benefits of battery technology advancements with upgrade options. Our battery swap stations are also developed in-house, which use chassis replacement technology and apply our patented technologies to provide precise positioning, rapid disassembly, compact integration, and flexible deployment, allowing battery swap within minutes. Our Power Swap station 2.0, which began deployment in April 2021, will significantly increase our service capacity by shortening the battery swapping time to under three minutes and carrying up to 13 batteries. As of December 31, 2021, we had 777 Power Swap stations covering urban areas and expressways across 183 cities in China, through which we have completed over 5.5 million battery swaps cumulatively.
Design Capabilities and Software-driven Vehicle Technologies
We have significant in-house vehicle design and engineering capabilities, which cover all major areas of vehicle development starting from concept to completion with a special focus on software-driven technologies.
Our global design team has comprehensive design capabilities across the board, from brand, vehicles, user interface/user experience, lifestyle products to accessories. Besides having best-in-class engineering capabilities in the field of aerodynamics, handling, comfort and efficient thermal management, our team has also developed in-house software-driven vehicle technologies, such as the NIO 4D Dynamics. Utilizing NAD, HD mapping and vehicle sensing system, NIO 4D Dynamics, which is an advanced smart suspension application, achieves uncompromised comfort by proactively orchestrating the response of vehicle actuators (springs, dampers, steering and brakes) to road events and smoothening the primary and secondary body motions.
WORLDWIDE RESEARCH AND DEVELOPMENT FOOTPRINT
We have strategically located our offices in locations where we believe we will have access to the best talent. Our global R&D center for production models is located in Shanghai, our global design center is in Munich and our global R&D center for autonomous driving is located in San Jose.
Shanghai
We have vehicle engineering, smart hardware, autonomous driving, digital cockpit, digital system, product planning, NIO app, design, electric powertrain and battery teams in Shanghai. They coordinate our global R&D efforts across different regions and integrate all the technologies into our products. More than half of the patents obtained globally by us originated from our teams in Shanghai.
Beijing
We have digital cockpit, digital system, digital development and autonomous driving teams in Beijing. The focus of our Beijing research and development teams is on full stack AI technologies to power NOMI and engineering efforts to enable continuous upgrade of digital experience through FOTA. The teams are also responsible for the Internet of Vehicles including design, implementation, maintenance and support of the system.
Hefei
Our teams in Hefei mainly focus on vehicle engineering, manufacturing engineering, test and quality.
Silicon Valley
Our teams in San Jose focus on innovations in the areas of autonomous driving, smart hardware, digital cockpit, and digital system, including vehicle operating system and digital security.

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Munich
Our Munich office is primarily responsible for our product and brand design, focusing on vehicle interior and exterior design, user interface design, brand design and other product design.
United Kingdom
Our engineering teams in Oxford focus on computer-aided engineering and advanced vehicle engineering.
USER DEVELOPMENT AND USER COMMUNITY
We reach out to and engage with our users directly through our own online and offline platforms, including NIO app, NIO Houses and NIO Spaces, and aim to build a community where we share joy and grow together with our users.
NIO App
NIO app, our mobile application, is designed to be a portal not only for selling vehicles where users can place orders for and configure all NIO vehicles, but also for vehicle control, service access and NIO Life product purchase, and most importantly, an online platform for our user community.
NIO House and NIO Space
NIO Houses and NIO Spaces serve as the offline channels for us to reach out to and serve our users, as well as the offline platforms for NIO user community.
NIO Houses have showroom functions while serving as a clubhouse for our users and their friends. We opened our first NIO House in Beijing in November 2017. As of December 31, 2021, we had 37 NIO Houses in total, mainly in tier-one and tier-two cities in China.
NIO Spaces are mainly showrooms for our brand, vehicles and services. Compared with NIO Houses, NIO Spaces are generally smaller in scale, more delicate and sales-focused. We opened our first NIO Space in Shanghai in August 2019. As of December 31, 2021, we had 321 NIO Spaces in 142 cities in China.
NIO Day and NIO Events
Our annual NIO Day is an event jointly hosted by NIO and our users where we launch our new products and technologies and celebrate the user community.
In December 2017 in Beijing, we held our first NIO Day and launched the ES8. In December 2018 in Shanghai, we held our second NIO Day and launched the ES6. In December 2019 in Shenzhen, we held the third NIO Day and launched the EC6 and the all-new ES8. In January 2021 in Chengdu, we held the fourth NIO Day and launched the ET7. In December 2021, we held the fifth NIO Day and launched the ET5 in Suzhou. Our users have taken the lead in the planning and organization of the recent NIO Days. We believe that NIO Day gives us an opportunity to interact with our current and prospective users while providing us with more publicity and brand awareness. In addition, we organized various online and offline activities in the NIO user community, such as EP Club, NIO Summer, NIO User Volunteers and NIO User Clubs.
Formula E
We sponsor a Formula E team currently named as NIO 333, which is a racing team that competes in the Fédération Internationale de l’Automobile, or FIA, Formula E championship electric racing series. The team, previously operated by us under other names, has participated in the FIA Formula E Championship ever since its inaugural season (2014) and had won the inaugural FIA Formula E Drivers Championship title. NIO 333 Formula E team currently competes in the 2021-22 FIA Formula E World Championship with our company as its primary sponsor.

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NIO Life
We have established our lifestyle brand NIO Life, which has an online store on NIO app where users can purchase NIO lifestyle products. The product categories include apparels, home and living, travel and bags, consumer electronics, car life, food and wines. Since we launched our online store in December 2016, over 5 million NIO Life items have been delivered to our users through online and offline channels as of December 31, 2021.
NIO Points
We provide users with NIO Points to encourage user engagement and positive user behavior, such as to keep a safe driving record. NIO Points are earned, among other things, through the welcome packages upon the purchase of NIO vehicles, referrals for test drives and vehicle purchases, and active engagement in the user community. NIO Points can be used, both at our online store and at our NIO Houses and some of the NIO Spaces. In addition, we have set up the Blue Point Plan, under which we help users to certify emission reductions and trade carbon credits and reward them with NIO Points in return.
NIO Users Trust
In conjunction with our pursuit of being a user enterprise and with the goal of building a deeper connection between NIO and our users, Mr. Bin Li, our founder, chairman of the board of directors and chief executive officer, transferred a certain amount of his ordinary shares to NIO Users Trust in January 2019. For more details of the powers, rights and obligations and the mechanisms for the appointment and change of, and the relationships between, the various roles under the NIO Users Trust, please refer to “Relationship with the Controlling Shareholders — Powers, Rights and Obligations in NIO Users Trust.”
In 2019, our user community adopted the NIO Users Trust Charter by way of voting, and established a User Council to discuss and give advice on the management and the operation of NIO Users Trust. The NIO User Trust Charter has subsequently been amended in December 2021 and certain amendments to the NIO Users Trust Charter which are clarificatory in nature will also be put forth before the Listing to capture the prevailing operations of the User Council. NIO Users Trust Charter (as amended from time to time) provides certain governance mechanisms for the User Council to discuss the management and supervision of the operations of NIO Users Trust, including the establishment of asset management committee, proceeds management committee, and supervision and administration committee. The User Council holds meetings at least twice annually to discuss the proposed utilization of the trust assets with inputs from the dedicated committees. After deliberation, well-thought-through proposals representing the concerted effort of the representative of NIO users, are submitted to the Protector for consideration and giving instructions to the trustee. Mr. Li, as the Protector of the trust, has the power to make the final decisions after considering the recommendations from the User Council.
According to the charter, the User Council shall consist of nine User Council members including the protector of the Users Trust and eight NIO User Council members elected by the user community through the nomination platform established in the NIO App. These members are themselves NIO users that come from diverse backgrounds, including information technology, supply chain, intellectual property, automobile, travel, manufacturing, marketing, property, human resources, legal, accounting, finance and entrepreneurs, and the members are elected by the NIO users to serve as their representatives. Each of the User Council members shall have a two-year term, and the composition of the User Council will vary from time to time. The User Council helps coordinate user activities in our community and our users have the opportunity to discuss and propose the use of the economic benefits from the shares in NIO Users Trust, which is intended to be composed mainly of the dividends from the shares that it holds, future interests accrued from and investment returns generated by cash assets to be held under the trust, and proceeds from the pledging of such shares from time to time, through the User Council. According to the Articles of Association of NIO Users Trust, incomes and proceeds derived from the trust assets shall be mainly used for the following purposes: (i) environmental protection and sustainable development, (ii) NIO Users community care projects, (iii) community activities promoting common growth of Users and other necessary projects, and (iv) operational expenses of the Users Trust.

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Furthermore, according to the articles of association of the Company, NIO Users Trust is entitled to nominate one director to the Board of the Company, subject to the NYSE rules and the Listing Rules of Hong Kong and the review and recommendation by the Nominating and Corporate Governance Committee of the Company for election by the Shareholders or appointment by the Board. After the Listing of our Company on the Hong Kong Stock Exchange, we will put forth certain amendments to the articles of association of the Company at the First AGM so that such director nomination right of NIO Users Trust shall cease to be effective, and shall only be restored when the Company is no longer listed on the Hong Kong Stock Exchange. For further details, please refer to “Waivers and Exemptions — Requirements Relating to the Articles of Association of the Company.”
BAAS
We provide our users with the Battery as a Service, or BaaS, which decouples the battery from the vehicle and allows users to subscribe for battery usage separately.
Under the BaaS, we sell a battery to the Battery Asset Company, in which we currently hold approximately 19.8% of the equity interests, and the user subscribes for the usage of the battery from the Battery Asset Company. This is a non-exclusive arrangement and we would be able to provide the BaaS through other parties and sell the batteries to other companies. If users opt to purchase a NIO vehicle and subscribe for the Standard Range Battery under BaaS, they can enjoy an RMB70,000 deduction off the original vehicle purchase price while paying a monthly subscription fee of RMB980 for the battery. If users opt to purchase a NIO vehicle and subscribe for the Long Range Battery under BaaS, they can enjoy an RMB128,000 deduction off the original vehicle purchase price while paying a monthly subscription fee of RMB1,480. In January 2021, we launched our 150 kWh Ultra-Long Range Battery with advanced technologies. NIO users are able to enjoy permanent or flexible upgrades to batteries with higher capacities or other future battery options with an additional fee as the battery technologies evolve. The subscription fee is determined through a holistic evaluation with the consideration of main factors including: (i) production cost of the battery, (ii) users’ price acceptance, considering cost of alternative options to users and (iii) other financial considerations.
Our Directors are of the view that the pricing of batteries sourced from CATL and the pricing of batteries sold to the Battery Asset Company are both commercially reasonable, given that both pricings are determined on an arm’s length basis through customary commercial negotiations. The pricing of batteries sold to the Battery Asset Company is based on various factors, such as the level of investment return the Battery Asset Company can generate by cooperating with our Company, taking into consideration the level of monthly BaaS subscription fee it is able to receive from our users. In addition, procurement cost of the batteries is another factor considered. The Battery Asset Company only purchases batteries from us on a back-to-back basis in accordance with the number of BaaS. In practice, we generally provide new batteries, with an expected useful life of at least eight years, on new vehicles delivered to both BaaS users and non-BaaS users.
Together with the launch of the BaaS, we entered into service agreements with the Battery Asset Company, pursuant to which we provide services to the Battery Asset Company including batteries monitoring, maintenance, upgrade, replacement, IT system support and others, with monthly service charges. Additionally, in case of any default in payment of subscription fees from users, the Battery Asset Company would require our support to track and lock down the battery subscribed by users to limit their usage. When purchasing the batteries from us, the Battery Asset Company gets to secure long-term subscribers of the BaaS model, which in turn generates stable returns over an extended period of time for the Battery Asset Company. Based on mutual agreement between our company and the Battery Asset Company, batteries owned by the Battery Asset Company and batteries owned by users are both available for swapping to all users, whether subscribed for the BaaS or not. We are capable of identifying and tracking each battery pack through our cloud system. We ensure the quality of battery swapping and subscription experience under the BaaS by providing battery operation services directly to our users. In addition, we appointed one of our management team members as the chairman of the Battery Asset Company to participate and provide guidance in the critical operational matters, and gather feedback as a shareholder through customary information rights.
The below chart sets forth how battery sales operate under the BaaS model.

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Enabled by vehicle-battery separation and battery subscription, our users enjoy a chargeable, swappable, upgradable battery usage experience. Both BaaS users and non-BaaS users are able to enjoy battery swapping services at the Power Swap stations. The “depleted” batteries swapped out of users’ vehicles will be kept physically in the Power Swap station to be charged until they are swapped on to another vehicle. During the period when this particular battery pack remains in the Power Swap station as part of our spare batteries pool, its title is deemed to be held by our Company. After completing battery swaps, the charged batteries swapped on to BaaS users’ vehicles are deemed to be owned by the Battery Asset Company, while those swapped on to non-BaaS users’ vehicles are deemed to be owned by the respective users themselves. BaaS users enjoy a lower upfront purchase price and flexible subscription options for batteries of various capacities according to their needs on a monthly or yearly basis, as well as flexibility of battery upgrades in the future. For the year ended December 31, 2021, over half of the users that we delivered vehicles to chose BaaS subscription.

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The below chart sets forth how battery swapping operate in practice.
The below chart sets forth how battery upgrade operate in practice.
By decoupling the battery from the sale of the vehicle, we are able to enhance the competitiveness of our products with lower upfront purchase cost and flexible battery subscription experience, and recognize revenue for both the sales of vehicles without batteries as well as the sales of batteries to the Battery Asset Company at the time of vehicle deliveries.
As the owner of the battery assets under the BaaS, the Battery Asset Company purchases the batteries at a lump-sum payment on a monthly basis and receive operation services from NIO, and offer battery subscription services to BaaS users. Battery Asset Company makes payment to NIO on a monthly basis based on the number of battery backs purchased during the month. In case of any default in payment of subscription fees from users, the Battery Asset Company has right to request us to track and lock down the battery subscribed by users to limit its usage, and we agreed to provide guarantee to the Battery Asset Company for the default. The maximum amount of guarantee that can be claimed by the Battery Asset Company for the users’ payment default shall not be higher than the accumulated service fees we receive from the Battery Asset Company. During the Track Record Period, both service revenue and guarantee liability were immaterial. Through the arrangements under the BaaS, the Battery Asset Company can generate revenue through subscription fees and has achieved profitability. The Battery Asset Company purchases the batteries from us at the time when the vehicles are sold, and receives monthly payments from our users. The Battery Asset Company is able to

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achieve profitability and generate net profit when the monthly subscription fees paid by our users are larger than the cost incurred, including depreciation of battery assets, other operating costs and interest expenses, if any. For the nine months period ended September 30, 2021, the Battery Asset Company generated revenue of RMB191.7 million and net profit of RMB37.0 million. In addition, the Battery Asset Company is exploring new ways to increase the residual value of the batteries with the support of its investors, including NIO. When the batteries are deemed to be at the end of their useful life for uses on electric vehicles, the Battery Asset Company would seek to generate additional revenue by maximizing the residual value of such batteries. For example, battery cells of such batteries could be used for other purposes such as energy storage at wind or solar power stations to mitigate the intermittent nature of renewable power generation, or to be recycled to recover valuable chemical materials and be reused during the manufacturing process for batteries. Such uses would create additional revenue for the Battery Asset Company.
OUR POWER SOLUTIONS
We offer a comprehensive and innovative suite of power solutions to address the charging and swapping needs of our users. Our power solutions include home charging called Power Home, battery swapping called Power Swap, supercharging piles called Power Charger, and mobile charging called Power Mobile, all of which are connected to cloud-enabled Power Cloud, which synchronizes users’ power consumption information and our power network, and intelligently suggests the appropriate services, according to the users’ locations and power consumption patterns. Our users not only get to check the availability of charging and swapping resources of NIO’s own network, but also have access to a network of public chargers and their real-time information through the Power Map on our NIO app. In addition, we offer our users our One Click for Power valet service where we pick up, charge and then return the vehicle. Our goal is to provide the most convenient power solutions to our users.
Power Home
Through Power Home, we install home chargers at our users’ homes whenever the installation is feasible. Currently we are offering our users standard 7 kW and high-speed 20 kW smart home chargers. The first 7 kW Power Home and basic installation are included in the price of the vehicle though there may be charges in certain circumstances. The high-speed 20 kW Power Home Plus can reduce the charging time to nearly one-third and is provided at an additional cost.
Power Swap
All of our vehicles support battery swapping. Our Power Swap station 1.0 has a typical size of approximately three parking spaces and accommodates five batteries. Once a vehicle is parked in the swap station and the swap function is activated, battery swapping will take place within minutes. The Power Swap station 2.0, which began deployment in April 2021, is designed to accommodate up to 13 batteries to substantially boost the daily service capacity of the battery swap stations.
We plan to further enhance the efficiency of the battery swap stations and to strategically deploy more swap stations in selected geographical areas to ensure consistent optimal battery swap experience for our users as the number of our vehicles sold grows.
Power Charger
Through Power Charger, our supercharging piles, we provide our users a fast and reliable power solution. Users are able to locate, use and pay for the charging through our NIO app. Our Power Chargers are of a slim design and are located in parking lots and other locations easily accessible to our users, with a maximum output power of 105 kW and 250 ampere.
As of December 31, 2021, we had 3,404 Power Chargers in operation, covering 163 major cities in China. We plan to further enhance the efficiency and expand the deployment of our Power Chargers to cater to the growing user demand.

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We generally rent premises to build Power Swap stations and Power Charger stations. Meanwhile, we sell Power Chargers and provide installation services to some selected third parties. In these cases, the third parties own and operate the Power Charger stations, and own or rent the premises for the Power Charger stations. We connect them to our network for our users to apply.
Power Mobile
Through Power Mobile, we provide charging services through fast charging vans with our proprietary fast-charging technologies, supplementing our swapping and charging network. Users are able to book Power Mobile services in advance through our NIO app.
As of December 31, 2021, we had 318 Power Mobile vans in operation. We regularly adjust the deployment of Power Mobile vans in China based on our user distribution and user needs and plan to improve the efficiency of these NIO Power Mobile vans to create better experiences for users.
Power Map
In addition to our own swapping and charging network, our users have access to a network of public chargers and their real-time information through the Power Map on our NIO app, which consisted of over 450,000 publicly accessible charging piles as of December 31, 2021. In order to further improve user experience, we have been working to increase the number of chargers with data synchronized to our Power Cloud.
One Click for Power
We offer our users our One Click for Power valet service. Through our NIO app, a user can have our team pick up his or her vehicle at the user ’s designated parking location for valet charging or swapping. The vehicle is driven to a nearby charging station or battery swap station, or a charging van is driven to the parking location. The vehicle is returned to the user once battery charging or swapping is completed. Users are able to select “immediate service” which provides the fastest charging option to meet a more urgent charging demand or “reservation service” for scheduled charging services. We aim to provide users with the most convenient charging experience by identifying the most appropriate charging solution based on the user ’s travel habits through cloud-based smart scheduling.
We offer our users our worry-free energy package, including 15 times of One Click for Power valet services and 1,000 kWh power quota every month, for a fixed monthly fee, which is set at RMB980 per month, or RMB10,800 per year. Users who do not purchase our energy package are able to access our One Click for Power and other power services on a pay-per-use basis.
SERVICE AND WARRANTY
Our users can access a full suite of innovative services on our NIO app, as part of our strategy of redefining the user experience. In addition to our battery swapping services, BaaS and NIO Power solutions described above, we offer our users NIO Service, primarily through our worry-free service package and worry-free insurance package. We believe our service capability is among the core competitiveness we possess.
Service
Service Network
We currently provide servicing both through NIO service centers and authorized third-party service centers, both of which provide repair, maintenance and bodywork services.
For our NIO service centers, we have dedicated qualified technicians who receive regular professional trainings and skill tests, which ensures high-quality user services. As of December 31, 2021, we had 54 NIO service centers across 35 cities in China. For authorized third-party service centers, we have a devoted management

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team to carefully select and bring authorized service centers into our network, most with experience servicing high-end branded vehicles. As of December 31, 2021, we had 181 authorized service centers across 139 cities in China.
In addition to our service centers, we have deployed 220 service vans serving users’ needs in different regions as of December 31, 2021.
Service Package
We offer our users a worry-free service package, which provides statutory and third-party liability and vehicle damage insurance through third-party insurers, repair and routine maintenance services, courtesy vehicles, roadside assistances and enhanced data packages, among other services with a starting price of RMB11,600 per year for new vehicles.
Users are able to arrange for vehicle services using our NIO app. At the user ’s request, we pick up the vehicle, arrange for maintenance and repair services, and then return the vehicle to the user once the services are done. We will also assist the user in engaging with the insurance company and provide necessary support when it is needed.
In addition to the worry-free service package, we have also started to offer a worry-free insurance package since March 1, 2020. Users can supplement their insurance with designated insurance providers, and pay RMB1,680 per year for NIO’s competitive maintenance and paint-repair services, courtesy vehicles, roadside assistances, enhanced data packages and other additional services.
Auto Financing
We currently have agreements with several commercial banks in China, pursuant to which we assist users across China in acquiring financing when they purchase our vehicles. We also offer auto financing arrangements to users directly through our subsidiaries.
NIO Certified (Used Vehicle Service)
In January 2021, we launched NIO Certified, our used vehicle service, to provide high-quality services for used NIO vehicle transactions. We have developed the capabilities in the major cities in China to cover services including vehicle inspection, evaluation, acquisition and sales. If users are interested in purchasing used NIO vehicles, they can directly find the product information and place orders on our NIO app.
Warranty Policy
For an initial retail purchaser of a new NIO vehicle, we provide an extended warranty in China subject to certain conditions, including, among others, that the extended warranty only applies for the initial retail purchaser of the new vehicle and not for any subsequent buyers of the vehicle; the user must service the vehicle only with us or one of our authorized service centers; and the vehicle must not have experienced any major accident. As required under relevant PRC law, we also provide (i) a bumper-to-bumper three-year or 120,000-km warranty, (ii) for critical EV components (batteries, electric motors, power electric units and vehicle control units), an eight-year or 120,000-km warranty, and (iii) a two-year or 50,000-km warranty covering vehicle repair, replacement and refund. See “Risk Factors — Risks Related to Our Business and Industry — Our warranty reserves may be insufficient to cover future warranty claims which could adversely affect our financial performance.”
SUPPLY CHAIN, MANUFACTURING AND QUALITY ASSURANCE
We view the suppliers and manufacturers we work with as key partners in our vehicle development process. We aim to leverage our partners’ industry expertise to ensure that each vehicle we produce meets our strict quality standards.

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Supply Chain
We work with global and local supply chain partners while the majority of our supply base is located in China, which enables us to acquire supplies more quickly and reduces the overall logistics-related cost.
We obtain systems, components, raw materials, parts, manufacturing equipment and other supplies and services from suppliers which we believe to be reputable and reliable. We follow our internal process to source suppliers taking into account quality, cost and timing. We continuously innovate our supply chain in order to establish a more effective and diverse supply chain system. We actively cultivate partnerships with suppliers that have innovative technological capabilities and cost advantages, thereby increasing the competitiveness and innovativeness of our supply chain.
Many of the components used in our vehicles are purchased from a single source. We choose to work with the limited number of key component suppliers, because we believe the key components we apply are supported by the most advanced and reliable technologies, which are supplied by a limited number of leading players in the industry, according to Frost & Sullivan. Our key components include batteries and semiconductor chips. All of our batteries are sourced from CATL. In addition, our key suppliers for the autonomous driving and digital cockpit semiconductor chips for the vehicle models delivered during the Track Record Period include Mobileye and Nvidia. We have also added Qualcomm as a semiconductor chip supplier for our vehicle models. Eventually we plan to implement a multi-source volume purchasing strategy in order to reduce our reliance on sole source suppliers. According to Frost & Sullivan, CATL is the largest battery supplier in China. Qualcomm is one of the leading semiconductor chip companies in the world. Mobileye and Nvidia are among the top players of autonomous driving and digital cockpit chipsets in the world. We have been building up our in-house R&D capabilities and diversifying our supply sources in the strategic areas. In terms of battery, we set up an in-house Battery System Department early in the development of our Company. The Battery System Department is responsible for battery design and battery management system design and development. It has successfully developed the cell-to-pack 75kWh and 100kWh battery jointly with CATL while exploring other advanced battery technologies and other potential cooperation opportunities with players in the industry. Our Directors and Senior Management are aware of the supply chain risks resulted from the concentration of our key component suppliers. With regard to semiconductor chip supply, we classify all the chipsets used in our vehicles into various groups. For the ones we do not believe we face major supply risks given that our component suppliers are able to procure sufficient volume of such chipsets, we work closely with our component suppliers to ensure sufficient supply in an efficient manner, learning from the industry’s best practices. For the ones that we have identified supply chain risks, we actively work with our component suppliers or directly with the semiconductor chip manufacturers to secure as many supplies as possible. Meanwhile, we scan the market to build up a network of potential suppliers for these semiconductor chips. Given that we primarily choose to work with credible suppliers with global coverage, and have been able to maintain good cooperative relationship with our suppliers, our Directors and Senior Management currently believe the likelihood of the suppliers’ termination of cooperation with us or any material adverse change to our cooperative relationship with our suppliers is relatively low.
We usually enter into our standard form of agreements with our suppliers. Suppliers shall provide to us the goods and services at terms and conditions as provided under the agreements according to the pre-determined schedule. We typically pay suppliers with respect to the goods provided after receipt of goods and within 90 days upon receipt of invoices issued by suppliers. The suppliers provide quality warranty for the goods sold to us. Neither we nor the suppliers are allowed to subcontract or assign any obligations under the agreements. We typically have the right to terminate the agreement with suppliers due to our strategy or business concern by giving a six-month prior written notice to supplier. In addition, either party has the right to terminate the agreement upon a material default by the other party. We hold our suppliers to high ethical standards of code of conducts in areas such as human rights, labor conventions, environmental protection and anti-corruption, and incorporate these standards in our cooperation agreements with our suppliers.
Manufacturing
Partnership with JAC
Since 2016, Jianghuai Automobile Group Ltd., or JAC, a major state-owned automobile manufacturer in China, has been our partner for the joint manufacturing of our vehicles. JAC is an automobile enterprise with

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a 50-year history in automotive manufacturing of passenger and commercial vehicles that integrates R&D, production and sales of a full range of commercial vehicles, passenger vehicles and powertrains, and covers many fields such as ride hailing/sharing and financial services. JAC has in-house development, manufacturing, and testing capabilities for new energy vehicles, and is an established player in China’s new energy vehicle market. We entered into an arrangement with JAC for manufacturing the ES8 for five years starting from May 2016. In April 2019 and March 2020, we entered into manufacturing cooperation agreements with JAC for the manufacturing of the ES6 and the EC6, respectively. In March 2021, we entered into definitive agreements with JAC to establish a joint venture for manufacturing management and operations, Jianglai Advanced Manufacturing Technology (Anhui) Co., Ltd., or Jianglai with a registered capital of RMB500 million where we hold 49% equity interests. In May 2021, we entered into renewed manufacturing agreements regarding the joint manufacturing of our vehicles, including ET7 and other future models, and related fee arrangements with JAC and Jianglai.
JAC currently manufactures the NIO vehicles in delivery, including the ES8, ES6 and EC6, in the Hefei JAC-NIO manufacturing plant designed and constructed for NIO vehicles. During the Track Record Period and up to the Latest Practicable Date, all of our vehicles were manufactured in the JAC-NIO manufacturing plant. However, this is a non-exclusive arrangement and we are able to undertake the manufacturing of our vehicles on our own or through other third parties. Pursuant to our original agreements with JAC with respect to the ES8, ES6 and EC6, we paid JAC for each vehicle produced on a per-vehicle basis monthly for the first three years. In addition, at the beginning of our cooperation with JAC when JAC made upfront capital expenditures, there was no guarantee provided to JAC on the number of vehicles that the plant would produce, and JAC bore considerable uncertainty as to its revenues from the manufacturing cooperation with us. Taking into consideration of the risks JAC bore, we agreed that, for the first 36 months after the start of production, which commenced on April 2018, to the extent the Hefei manufacturing plant incurred any operating losses, we would compensate JAC for such operating losses. The amount of indemnification shall be determined based on the audit results of operating losses of the JAC-NIO manufacturing plant prepared by an accounting firm engaged by JAC, subject to our confirmation. For the years ended December 31, 2018, 2019, 2020 and nine months ended September 30, 2021, we recorded RMB126.4 million, RMB206.7 million, RMB65.4 million and nil, respectively, in cost of sales for compensation of losses, and RMB115.4 million, RMB234.1 million, RMB466.2 million, RMB531.3 million (US$82.5 million), respectively, in cost of sales for manufacturing and processing fees and relevant expenses.
Pursuant to the renewed joint manufacturing arrangements we entered into in May 2021, from May 2021 to May 2024, JAC will continue to manufacture the ES8, ES6, EC6, ET7 and potentially other NIO models in the pipeline. In addition, JAC will expand its vehicle and component annual production capacity to 240,000 units (calculated based on 4,000 work hours per year) in order to meet the growing demand for our vehicles, which we expect to be achieved in the first half of 2022. We will be in charge of vehicle development and engineering, supply chain management, manufacturing techniques, and quality management and assurance. We will also invest in specialized equipment, such as molds and inspection tools, for the mass production of our vehicles. Jianglai will be responsible for parts assembly and operation management. Under both the original and renewed joint manufacturing arrangements, we are in charge of vehicle development and engineering. A major difference between the original and renewed arrangements is the fee arrangement. Under the original arrangements, we paid JAC for each vehicle produced on a per-vehicle basis, and for the first 36 months after the start of production, which commenced on April 2018, to the extent the Hefei manufacturing plant incurred any operating losses, we agreed to compensate JAC for such operating losses. The fee arrangements under the renewed arrangements consist of the following: (i) asset depreciation and amortization with regard to the assets JAC invested and to invest for the manufacture of NIO models as actually incurred, payable monthly and subject to adjustment annually; (ii) vehicle production and processing fees recorded on a per-vehicle basis, payable monthly and subject to adjustment annually; (iii) certain compensatory arrangement up to a capped amount for JAC’s investment into the JAC-NIO manufacturing plant, including for the land, factory and equipment; (iv) relevant tax; and (v) purchase amount of certain production materials. Pursuant to the renewed joint manufacturing arrangements, we pay JAC for the manufacturing of NIO vehicles, while JAC pays Jianglai for the part assembly services provided by Jianglai separately. In the first, second and third quarter of 2021, we delivered 20,060, 21,896 and 24,439 vehicles and

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recorded RMB175.3 million, RMB178.3 million and RMB177.7 million, respectively, in cost of sales for manufacturing and processing fees and relevant expenses. The JAC related manufacturing and processing fees and relevant expenses and compensation for losses on a per-vehicle basis declined substantially in the third quarter compared with that in the first and second quarter due to the lower per-vehicle cost charged under the renewed agreement with JAC. We believe the new agreements allow us to benefit from economies of scale and manufacturing efficiency improvement in the future. In the meantime, despite the lower per-vehicle cost charged under the new agreements, the new agreements allow JAC to generate increased revenue from its cooperation with our Company in light of the increasing vehicle delivery volume, which we believe promotes our long-term mutually beneficial cooperative relationship with JAC. To meet the growing user demand, we decided to further deepen our cooperation and jointly expand the capacity of JAC-NIO manufacturing plant based on our long-term partnership and our good cooperative relationship in joint manufacturing over the past few years. We believe JAC-NIO manufacturing plant is well-suited to manufacture our existing and future models, including the ES8, ES6, EC6, ET7 and potentially other NIO models in the pipeline.
Our Directors are aware of the concentration risk of our manufacturing arrangement, and the Company is actively working to mitigate the risk. According to Frost & Sullivan, joint manufacturing is common in the automotive industry. With such arrangement, OEMs can focus on certain key aspects, such as vehicle development and engineering, supply chain management, manufacturing techniques and quality management, while the manufacturing partners can focus on parts assembly and operation management. We believe the joint manufacturing arrangement with JAC helps us, as an early-stage company, draw manufacturing experience from JAC, quickly build up the production capacity, achieve successful mass production and fast ramp up with high quality products. Our employees are part of the management team of the JAC-NIO manufacturing plant. We exercise significant control in the manufacturing partnership with JAC in order to ensure high quality standards. We conduct product development, provide supply chain systems, set production technique standards, and put in place quality management systems. We developed a manufacturing process development and simulation platform to reduce defects in process development to the extent possible. We apply the NIO lean manufacturing system in the JAC-NIO manufacturing plant to improve execution efficiency and quality. The factory is designed according to our specific requirements, process and quality standards, and currently can only support the manufacturing of NIO vehicles. In order to ensure stable manufacturing capabilities, we continue to strengthen our cooperation with JAC.
The JAC-NIO manufacturing plant has modern production facilities and techniques, and also applies environmentally friendly techniques and uses renewable energy. We place great emphasis on the environment, health and safety, or EHS, management of the factory at JAC. We have worked with JAC to establish a set of factory safety guidelines and provide EHS trainings to ensure that the factory is operating in accordance with safety regulations. In addition, we are partnering with various suppliers and academic institutions to standardize the scrap and recycle process at the factory, aiming to maximize the lifetime value of all used vehicle components and parts.
In order to meet the rapidly growing demand for our vehicles and to support the manufacturing of our future models, in addition to expanding the annual production capacity of the JAC-NIO manufacturing plant, we also plan to build a new manufacturing plant in Xinqiao Industrial Park with a designed annual production capacity of up to 300,000 units. We expect to start our vehicle production in the new manufacturing plant in the third quarter of 2022. According to Frost & Sullivan, global battery electric vehicle, or BEV, market is expected to grow at a CAGR of 42% from 2020 to 2025. China’s BEV sales are expected to grow at a CAGR of 44% from 2020 to 2025, reaching 6.2 million units. Within China’s electric vehicle market, the premium smart electric vehicle segment is expected to achieve the highest growth during the period from 2020 to 2025 at a CAGR of 48%. Furthermore, we plan to continue to launch new models in the upcoming years to expand our product lineup and broaden our user base. We expect to start the delivery of the ET7, our flagship premium smart electric sedan, in March 2022, and of the ET5, our mid-size premium smart electric sedan, in September 2022. We also plan to continue to expand internationally to capture the growing EV demand overseas.
Advanced Manufacturing Technology and Engineering Center
We have established our Advanced Manufacturing Technology and Engineering Center, or AMTEC, in Nanjing for the production of electric powertrains. The plant and ancillary facilities of Nanjing AMTEC

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Phase I have a building area of 64,133.13 square meters and mainly produce electric motors and electric drive components. The Nanjing AMTEC Phase II has a building area of 49,665.46 square meters and production facilities for electric motors. Its production lines are highly automated and flexible with advanced MES systems and AGVs, and were put into operation in June 2019.
Quality Assurance
We aim to deliver high-quality products and services to our users in line with our core values and commitments. We believe that our quality assurance systems are the key to ensuring the delivery of high-quality products and services, and to minimize waste and to maximize efficiency. We strongly emphasize quality management across all business functions, including product development, manufacturing, partner quality management, procurement, power solutions, user experience, service and logistics. Our quality management groups are responsible for our overall quality strategy, quality systems and processes, quality culture, and general quality management implementation.
CERTAIN OTHER COOPERATION ARRANGEMENTS
Hefei Strategic Investors
On April 29, 2020, we entered into an investment agreement, or the initial investment agreement, and a shareholders agreement, or the initial shareholders agreement (collectively, the initial agreements), for investments into NIO Holding Co., Ltd. (previously known as NIO (Anhui) Holding Co., Ltd.), or NIO China, a legal entity wholly owned by us pre-investment, with Hefei City Construction and Investment Holding (Group) Co., Ltd. (“Hefei Construction Co.”), CMG-SDIC Capital Co., Ltd. (“SDIC”) and Anhui Provincial Emerging Industry Investment Co., Ltd. (“Anhui High-tech Co.”).
Pursuant to the initial agreements, each investor may designate a fund managed by it or a third party, as applicable, to perform the investment obligations and assume other rights and obligations under the initial agreements. Accordingly, on June 5, 2020, we entered into respective supplemental agreements I to the initial agreements with the investors and their respective designated funds, Jianheng New Energy Fund, Advanced Manufacturing Industry Investment Fund and New Energy Automobile Fund. Under the supplemental agreements I, (i) Hefei Construction Co. designated Jianheng New Energy Fund to assume all of its rights and obligations under the initial agreements, (ii) SDIC designated Advanced Manufacturing Industry Investment Fund to assume all of its rights and obligations under the initial agreements, (iii) Anhui High-tech Co. designated New Energy Automobile Fund to perform a portion of its investment obligations under the investment agreement and assume the corresponding rights and obligations under the initial agreements, and (iv) Anhui High-tech Co. will continue to perform the remaining of its investment and other obligations not assigned to New Energy Automobile Fund and enjoy its rights under the initial agreements. On June 5, 2020, NIO China updated its Industrial and Commercial Registration to reflect, among others, Jianheng New Energy Fund, Advanced Manufacturing Industry Investment Fund, Anhui High-tech Co. and New Energy Automobile Fund as NIO China’s investors. On June 18, 2020, we entered into respective supplemental agreements II with the parties to the supplemental agreements I and Anhui Provincial Sanzhong Yichuang Industry Development Fund Co., Ltd., another designated fund of Anhui High-tech Co. Under the supplemental agreements II, Anhui High-tech Co. designated Anhui Provincial Sanzhong Yichuang Industry Development Fund Co., Ltd. to assume its remaining rights and obligations under the initial agreements that had not been assigned to New Energy Automobile Fund pursuant to the supplemental agreements I.
The initial investment agreement, as amended and supplemented, is referred to as the Hefei Investment Agreement, and the initial shareholders agreement, as amended and supplemented, is referred to as the Hefei Shareholders Agreement in this document. The Hefei Investment Agreement and the Hefei Shareholders Agreement are collectively referred to as Hefei Agreements in this document, and the group of investors with whom we entered into the Hefei Agreements are referred to as the Hefei Strategic Investors in this document.
Under the Hefei Investment Agreement, the Hefei Strategic Investors agreed to invest an aggregate of RMB7 billion in cash into NIO China. We agreed to inject our core businesses and assets in China, including

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vehicle research and development, supply chain, sales and services and NIO Power, or together as the Asset Consideration, into NIO China. The Asset Consideration is valued at RMB17.77 billion, as calculated based on 85% of the market value of our company (calculated based on our average ADS trading price over the thirty public trading days preceding April 21, 2020). As of the Latest Practicable Date, the injection of our core businesses and assets into NIO China had been completed. Further, we agreed to invest RMB4.26 billion in cash into NIO China. Pursuant to the Hefei Shareholders Agreement, upon the completion of the investments, we held 75.885% of controlling equity interests in NIO China, and the Hefei Strategic Investors collectively held the remaining 24.115%. In September 2020, February 2021 and September 2021, we, through one of our wholly-owned subsidiaries, purchased from certain Hefei Strategic Investors equity interests in NIO China and subscribed for newly increased registered capital of NIO China to increase our shareholding. After the completion of these transactions, as of the Latest Practicable Date, we held 92.114% controlling equity interests in NIO China.
Pursuant to the Hefei Investment Agreement, the Hefei Strategic Investors and we agreed to each inject cash into NIO China in five installments. Moreover, the Asset Consideration will be injected into NIO China in several phases, with the last phase to be injected within one year of closing, subject to certain post-closing price adjustment mechanism.
Pursuant to the Hefei Agreements, NIO China will establish its headquarters in the Hefei Economic and Technological Development Area, or the HETA, where our main manufacturing hub is located, for its business operation, research and development, sales and services, supply chain and manufacturing functions. We will collaborate with the Hefei Strategic Investors and HETA to develop NIO China’s business and to support the accelerated development of the smart electric vehicle sectors in Hefei in the future. In addition, NIO China could enjoy a series of subsidies and support from HETA, including rent subsidies, financial support and preferential tax treatment, when NIO China meets certain performance criteria, such as targets for manufacturing capacity, procurement amount and vehicle sales.
Pursuant to the Hefei Shareholders Agreement, the Hefei Strategic Investors have certain minority shareholder rights, including, among others, the right of first refusal, co-sale right, preemptive right, anti-dilution right, redemption right, liquidation preference and conditional drag-along right. In particular, the following rights, among others, directly relate to obligations of NIO Inc.:
Redemption right.   The Hefei Strategic Investors may require us or our Hong Kong holding vehicles to redeem all or a portion of the equity interests in NIO China held by the Hefei Strategic Investors at a redemption price of the total amount of the investment price equal to the Hefei Strategic Investors plus an investment income calculated at a compound rate of 8.5% per annum upon the occurrence of certain events. The events leading to Hefei Strategic Investors’ exercise of their redemption rights include, but are not limited to, the following: (A) NIO China’s failure to submit an application for the qualified initial public offering within 48 months, or failure to complete the qualified initial public offering within 60 months, following receipt of the first instalment of investment; (B) significant concealment, misleading, false statement or suspected fraud of NIO China in the process of information disclosure for the Hefei investment; (C) false, fraudulent or withdrawal of our capital contribution to NIO China; (D) material integrity problems of the core management team of NIO China; (E) major changes in the main business of NIO China; (F) resignation of more than half of the core management team within two years prior to the date of submission of the application for the qualified initial public offering; and (G) change of control in NIO China. If any of the triggering events of redemption occurs, we will need substantial capital to redeem the equity interests in NIO China held by the Hefei Strategic Investors. In particular, if NIO China fails to apply for the qualified initial public offering in July 2024, which is 48 months following the Hefei Strategic Investors’ payment of the first installment, or if NIO China fails to complete the qualified initial public offering in July 2025, which is 60 months following the Hefei Strategic Investors’ payment of the first installment, the Hefei Strategic Investors may request us to redeem the equity interest in NIO China then held by them. Assuming we still hold 92.114% controlling equity interests in NIO China in July 2024 or July 2025, the amount of redemption consideration, calculated based on a compound rate of 8.5% per annum, will be approximately RMB4,019.0 million or RMB4,360.6 million, respectively. As the deadline for NIO China to file for a qualified initial public offering is in July 2024, we do not have specific plans for the initial public offering of NIO China as of the date of this document. In order to proceed with the

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initial public offering of NIO China, we are subject to various requirements under the Listing Rules of the Stock Exchange and relevant practice notes, including, among others, the requirement in the level of operations and assets of the remaining business in our company following the spin-off to maintain listing status, the approval of the Stock Exchange and shareholder approval. Our Directors are of the view that in the case where the triggering events for redemption such as failure to file an application for or complete the qualified initial public offering of NIO China occur and we are required to redeem all or a portion of the equity interests in NIO China then held by the Hefei Strategic Investors, considering our expected cash position, we believe the redemption will not have a material impact on our operations and financial condition. If we proceed with the initial public offering of NIO China, following the spin-off of NIO China, we expect to continue to operate through XPT, a wholly-owned subsidiary of our Company that designs, develops and manufactures electric powertrains, battery packs and other electric drive components and also serves as the supplier of our above key components. We also expect to continue our overseas operation.
Share transfer restriction.   Before NIO China completes its potential qualified initial public offering, without the prior written consent of the Hefei Strategic Investors, we may not directly or indirectly transfer, pledge or otherwise dispose of NIO China’s shares to a third party that may result in our shareholding in NIO China fall below 60%. Without the prior written consent of the Hefei Strategic Investors, we have the right to directly or indirectly transfer, pledge or otherwise dispose of no more than 15% of NIO China’s shares. A qualified initial public offering refers to an initial public offering approved, registered or filed with the China Securities Regulatory Commission, Shanghai Stock Exchange, Shenzhen Stock Exchange or other overseas securities issuance review agencies jointly approved by all shareholders of NIO China, and NIO China’s shares are issued and listed on the stock exchange market recognized by all shareholders of NIO China.
Liquidation preference.   In the event that NIO China is liquidated, the Hefei Strategic Investors are guaranteed a minimum investment return equal to the sum of their capital contribution in NIO China by the Hefei Strategic Investors plus an investment income calculated at a compound interest rate of 8.5% per annum on the basis of the total amount of their capital contribution. If the total consideration received by the Hefei Strategic Investors in such liquidation events is not sufficient to realize the guaranteed minimum investment return, we undertake to compensate separately the shortfall to the Hefei Strategic Investors in cash. Therefore, we could potentially be liable for the full amount of the minimum investment return under the Hefei Investment Agreement.
NIO Parties’ Redemption Right.   Before NIO China is converted into a company limited by shares for the purpose of its qualified initial public offering, we and/or our designated third party have the right to redeem half of the shares Jianheng New Energy Fund acquired through this investment. The redemption price will be the higher of the following (a) the amount of the total paid-in capital increase price in respect of the equity interests to be purchased by us or our designated parties, plus investment income calculated at a simple interest rate of 10% per annum; and (b) the value of the equity interests to be redeemed by us or our designated parties determined based on the valuation of NIO China in the most recent round of financing.
NIO’s Capital Increase right.   Before December 31, 2021, we and our affiliates designated by us have the right to unilaterally subscribe for up to US$600 million purchase price of the then newly increased registered capital of NIO China, at the same subscription price at which the Hefei Strategic Investors invested in NIO China pursuant to the Hefei Agreements.
We ensure effective control in NIO China through the following measures: (i) at the shareholder level, as of the Latest Practicable Date, we held 92.114% controlling equity interests in NIO China; (ii) at the board level, we are entitled to nominate five directors to the seven-member board of directors of NIO China; (iii) according to NIO China’s shareholders’ agreement, we have the power to unilaterally direct NIO China’s activities that most significantly impact its economic performance, including but not limited to the rights to establish operating and financial decisions of NIO China (including budgets) in the ordinary course of business; and (iv) the Hefei Strategic Investors are only entitled to certain veto rights such as change in NIO China’s corporate structure, change of its core business and amendment to its articles of association, which were not considered as participating rights and would not overcome the presumption of consolidation by us with a majority voting rights.

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As a result, we are the controlling shareholder of NIO China and effectively controls NIO China.
Subsequent to the entry into the Hefei Agreements, the cash contribution obligations of us and the Hefei Strategic Investors have all been fulfilled and we have exercised our redemption right and capital increase right described above in September 2020. In particular, in connection with our exercise of our redemption right, we, through one of our wholly-owned subsidiaries, redeemed from Jianheng New Energy Fund 50% of the equity interests in NIO China then held by the Jianheng New Energy Fund in September 2020, which accounted for 8.612% equity interests in NIO China, and the total consideration we paid for such redemption was RMB511.5 million, consisting of the actual capital increase payment Jianheng New Energy Fund had made plus prorated interest accrued at an interest rate of 10% per annum. In addition, we assumed Jianheng New Energy Fund’s remaining cash contribution obligation of RMB2.0 billion. In connection with our exercise of our capital increase right, we, through one of our wholly-owned subsidiaries, subscribed for newly increased registered capital of NIO China at a consideration of US$600 million. In addition, in February 2021, we, through one of our wholly-owned subsidiaries, also purchased from two of the Hefei Strategic Investors an aggregate of 3.305% equity interests in NIO China for a total consideration of RMB5.5 billion and subscribed for newly increased registered capital of NIO China at a subscription price of RMB10.0 billion. In September 2021, we, through one of our wholly-owned subsidiaries, purchased from a minority strategic investor of NIO China an aggregate of 1.418% equity interests in NIO China for a total consideration of RMB2.5 billion and subscribed for newly increased registered capital of NIO China at a subscription price of RMB7.5 billion.
As a result of these transactions, as of the Latest Practicable Date, the registered capital of NIO China was RMB6.429 billion, and we held 92.114% controlling equity interests in NIO China. We have fulfilled all obligations due to be fulfilled under the Hefei Agreements as of the Latest Practicable Date.
Hefei Government
On February 4, 2021, NIO China entered into a further collaboration framework agreement with the municipal government of Hefei, Anhui province, where NIO China’s headquarters is located. Under the framework agreement, among other things, the Hefei government and NIO China agreed in principle to jointly build a world-class industrial campus to support the development and innovations of the smart electric vehicle industry and related supply chains led by NIO China. In addition, the Hefei government and its associated parties plan to re-invest their returns from the equity investments in NIO China to support the further cooperation in Hefei. The framework agreement is preliminary in nature, and its implementation will be subject to legally binding definitive transaction documents to be discussed and entered into further.
Battery Asset Company
In August 2020, we and Contemporary Amperex Technology Co., Limited, or CATL, Hubei Science Technology Investment Group Co., Ltd. and a subsidiary of Guotai Junan International Holdings Limited (collectively referred to as the Initial BaaS Investors in this document) jointly established Wuhan Weineng Battery Asset Co., Ltd., or the Battery Asset Company. CATL is a Chinese battery manufacturer and technology company that specializes in the manufacturing of lithium-ion batteries for electric vehicles and energy storage systems, as well as battery management systems. Hubei Science Technology Investment Group Co., Ltd. is an investment company focusing on science and technology development. Guotai Junan International Holdings Limited is a financial service company listed on the Main Board of the Hong Kong Stock Exchange that provides diversified integrated financial services. We and the Initial BaaS Investors each invested RMB200 million and held 25% equity interests in the Battery Asset Company at its establishment. In December 2020, FutureX Innovation SPC, Future ICT Opportunity Fund II LP, Qingdao Ziming Hexing Equity Investment Partnership (Limited Partnership), Shandong Weida Machinery Co., Ltd. and Taiping E-Commerce Service Co., Ltd. (together, the “Series A+ Capital Increase”) entered into an Investment Agreement with the Battery Asset Company and the Initial BaaS Investors, pursuant to which Series A+ Investors shall subscribe an aggregate of 44.44% equity interest in the Battery Asset Company at a total consideration of RMB640.0 million (“Series A+ Capital Increase”). Upon completion of the Series A+ Capital Increase, the shareholding structure of the Battery Asset Company was as follows:

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Shareholder	Percentage of Equit Interest(%)	Background of Shareholder
NIO Holding Co., Ltd.	13.89	A PRC subsidiary of our Company; a strategic investor that specializes in the development, manufacturing and sales of NEVs
Guotai Junan Financial Product Co., Ltd.	13.89	A Hong Kong limited company; a financial investor with rich experience in private investment and capital market investment
Hubei Science & Technology Investment Group Co., Ltd.	13.89	A PRC company; a strategic investor with investment experience in technology industry
Contemporary Amperex Technology Co., Limited	13.89	A PRC company; a strategic investor that specializes in the manufacturing of batteries
FutureX Innovation SPC	9.26	A Cayman Islands limited company;financial investor
Future ICT Opportunity Fund II LP	4.63	A Hong Kong limited partnership; financial investor
Qingdao Ziming Hexing Equity Investment Partnership (Limited Partnership)	13.89	A PRC limited partnership; financial investor
Shandong Weida Machinery Co., Ltd.	10.41	A PRC company; financial investor
Taiping E-Commerce Service Co., Ltd.	6.25	A PRC company; financial investor
In April 2021, FutureX Innovation SPC transferred a portion of its interest in the Battery Asset Company that equals 1.85% of the total equity interest of the Battery Asset Company to Suzhou Yuanxi III Venture Capital Investment Partnership (Limited Partnership) (“Jiangsu Yuanxi”). Furthermore, FutureX ICT Opportunity Fund II LP transferred a portion of its interest in the Battery Asset Company that equals 1.62% of the total equity interest of the Battery Asset Company to Jiangsu Yuanxi, and transferred the remaining 3.00% equity interest in the Battery Asset Company to FutureX Investment I Company Limited. Meanwhile, Wuhan Qianlong Wuyong Enterprise Management Consulting Partnership (Limited Partnership) entered into an Investment Agreement with the Battery Asset Company, the Initial BaaS Investors, Jiangsu Yuanxi, FutureX Investment I Company Limited and the Series A+ Investors, pursuant to which Wuhan Qianlong Wuyong Enterprise Management Consulting Co., Ltd. shall subscribe for 4.76% equity interests in the Battery Asset Company at a consideration of RMB72.0 billion (“ESOP Capital Increase”). Upon completion of the aforementioned share transfers and the ESOP Capital Increase the shareholding structure of the Battery Asset Company was as follows:

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Shareholder	Percentage of Equity Interest(%)	Background of Shareholder
NIO Holding Co., Ltd.	13.23	A PRC subsidiary of our Company; a strategic investor that specializes in the development, manufacturing and sales of NEVs
Guotai Junan Financial Product Co., Ltd.	13.23	A Hong Kong limited company; a financial investor with rich experience in private investment and capitalmarket investment
Hubei Science & TechnologyInvestment Group Co., Ltd.	13.23	A PRC company; a strategic investor with investment experience in technology industry
Contemporary Amperex Technology Co., Limited	13.23	A PRC company; a strategic investor that specializes in the manufacturing of batteries
FutureX Innovation SPC (for and on behalf of Special Opportunity Fund X SP)	7.06	A Cayman Islands limited company;financial investor
FutureX Investment I Company Limited	2.86	A Hong Kong limited company; financial investor
Suzhou Yuanxi III Venture Capital Investment Partnership (Limited Partnership)	3.31	A PRC limited partnership; financial investor
Qingdao Ziming Hexing Equity Investment Partnership (Limited Partnership)	13.23	A PRC limited partnership; financial investor
Shandong Weida Machinery Co., Ltd.	9.92	A PRC company; financial investor
Taiping E-Commerce Service Co., Ltd.	5.95	A PRC company; financial investor
Wuhan Qianlong Wuyong Enterprise Management Consulting Partnership (Limited Partnership)	4.76	A PRC limited partnership; ESOP platform of the Battery Asset Company
In August 2021, the Battery Asset Company conducted Series B financing with an aggregated amount of RMB530.5 million. A few more financial investors invested in the Battery Asset Company, and Guotai Junan Financial Product Co., Ltd. exited. We invested an additional RMB270 million in the Battery Asset Company in connection with its Series B financing. Upon the completion of the Series B financing and as of the date of this document, the shareholding structure of the Battery Asset Company is as follows:

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Shareholder	Percentage of Equity Interest(%)	Background of Shareholder
NIO Holding Co., Ltd.	19.84	A PRC subsidiary of our Company; a strategic investor that specializes in the development, manufacturing and sales of NEVs
Angel Prosperity Investment HK I Limited	13.02	A Hong Kong limited company; a financial investor
Hubei Science & Technology Investment Group Co., Ltd.	10.91	A PRC company; a strategic investor with investment experience in technology industry
Contemporary Amperex Technology Co., Limited	10.91	A PRC company; a strategic investor that specializes in the manufacturing of batteries
FutureX Innovation SPC (for and on behalf of Special Opportunity Fund X SP)	5.82	A Cayman Islands limited company;financial investor
FutureX Investment I Company Limited	3.35	A Hong Kong limited company;financial investor
Suzhou Yuanxi III Venture Capital Investment Partnership (Limited Partnership)	2.73	A PRC limited partnership; financial investor
Qingdao Ziming Hexing Equity Investment Partnership (Limited Partnership)	10.91	A PRC limited partnership; financial investor
Shandong Weida Machinery Co., Ltd.	8.18	A PRC company; financial investor
Taiping E-Commerce Service Co., Ltd.	4.91	A PRC company; financial investor
Wuhan Qianlong Wuyong Enterprise Management Consulting Partnership (Limited Partnership)	3.93	A PRC limited partnership; ESOP platform of the Battery Asset Company
FutureX Phi Limited	0.21	A BVI limited company; financial investor
Xiamen International Trade Industry Development Equity Investment Fund Partnership (Limited Partnership)	1.65	A PRC limited partnership; financial investor
Wuhan Paradise Silicon Valley Hengxin Venture Capital Fund Partnership (Limited Partnership)	0.58	A PRC limited partnership; financial investor
Hefei Paradise Silicon Valley Anbotong Hetai Equity Investment Partnership (Limited Partnership)	0.66	A PRC limited partnership; financial investor
Hangzhou Paradise Silicon Valley Yunpei Equity Investment Partnership (Limited Partnership)	0.74	A PRC limited partnership; financial investor
Shaoxing Keqiao Paradise Silicon Valley Lingxin Equity Investment Partnership (Limited Partnership)	0.66	A PRC limited partnership; financial investor
Changjiang Guanggu New Energy Industry Investment Fund (Hubei) Partnership (Limited Partnership)	0.99	A PRC limited partnership; financial investor

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The Battery Asset Company is currently dedicated to purchasing and owning the assets of batteries which are subscribed by users under the BaaS and is also conducting research and development of battery-related materials and recycling technologies, and seeking to develop business opportunities with other auto companies. We and the Battery Asset Company Investors jointly provide comprehensive support to the development of the Battery Asset Company in user operations, technologies, funding and infrastructure. Given that we have a good cooperative relationship with the Battery Asset Company and its other shareholders, the reasonable internal rate of return and manageable risks to the Battery Asset Company from the current arrangement under the BaaS, our Directors believe the likelihood of the termination of our cooperation or material adverse change to our cooperative relationship with the Battery Asset Company is relatively low.
For the year ended December 31, 2020, the Battery Asset Company generated revenue of RMB5.1 million and net profit of RMB4.2 million. For the nine months period ended September 30, 2021, the Battery Asset Company generated revenue of RMB191.7 million and net profit of RMB37.0 million.
COMPETITION
Competition in the automotive industry is intense and evolving. We believe the impact of shifting user needs and expectations, favorable government policies towards new energy vehicles, expanding charging infrastructure, and technological advances in electric components are causing the industry to evolve in the direction of electric-based vehicles. We believe the primary competitive factors in our markets are:
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pricing;

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technological innovation;

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vehicle performance, quality and safety;

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service and charging options;

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user experience;

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design and styling; and

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manufacturing efficiency.

The China automotive market is generally competitive. We have strategically entered into this market in the premium smart EV segment in which there is limited competition relative to other segments. However, we expect this segment will become more competitive in the future. We also expect that we will compete with international competitors, including Tesla. Our vehicles also compete with ICE vehicles in the premium segment. Given the quality and performance of the ES8, the ES6, the EC6, the ET7 and the ET5, and their attractive pricing, we believe that we are strategically positioned in China’s premium smart electric vehicle market.
INTELLECTUAL PROPERTY
We have significant capabilities in the areas of vehicle engineering, development and design. We have developed a number of proprietary systems and technologies. We designed and developed electric powertrain in-house, which consists primarily of an electric drive system and an intelligent vehicle control system. Regarding batteries, we jointly designed and developed the 75 kWh battery and the 100 kWh NCM battery with our proprietary battery management system. As a result, our success depends, at least in part, on our ability to protect our core technology and intellectual property, including our registered patents for electric powertrain and battery technologies. To accomplish this, we rely on a combination of patents, patent applications and trade secrets, including employee and third-party nondisclosure agreements, copyright laws, trademarks, intellectual property licenses and other contractual rights to establish and protect our proprietary rights in our technology. We will actively monitor and pursue claims against unauthorized use of our intellectual property.
As of December 31, 2021, we had 2,843 issued patents and 1,801 pending patent applications, 3,625 registered trademarks and 1,592 pending trademark applications in the United States, China, Europe and other jurisdictions. As of December 31, 2021, we also held or otherwise had the legal right to use 152 registered

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copyrights for software or works of art and approximately 700 registered domain names, including www.nio.io. We intend to continue to file additional patent applications with respect to our technology.
CUSTOMERS AND SUPPLIERS
We have a broad base of customers, and our top five customers, including the Battery Asset Company, accounted for less than 15% of our total revenues for each of the years ended December 31, 2018, 2019 and 2020 and for the nine months ended September 30, 2021, respectively. The Company’s five largest suppliers accounted for less than 35% of its purchases for each of the years ended December 31, 2018, 2019 and 2020 and for the nine months ended September 30, 2021; and none of them individually accounted for more than 25% of its purchases for the year ended December 31, 2020 or for the nine months ended September 30, 2021. As of the Latest Practicable Date, based on publicly available information, none of our directors or their close associates (as defined in the Hong Kong Listing Rules) held a 5% or more shareholding interest in our top five suppliers.
CORPORATE SOCIAL RESPONSIBILITY
We are committed to being a force for good in the aspects of environmental, social and governance (“ESG”). With the guidelines of the United Nation Global Compact Sustainable Development Goals, Global Reporting Initiative, and Greenhouse Gas Protocol, we have identified three important pillars in our ESG initiatives: Planet Positive, Social Positive and Governance.
Planet Positive
We leverage our technology, infrastructure and relationships with users and suppliers to reduce the environmental impacts of transportation. To make a positive contribution to better protect the planet, we have taken a series of measures in decarbonization, recycling, and sustainable product design. Based on ISO 14067 and PAS 2050, we have been working closely with our suppliers to calculate and assess their carbon footprint, and set reasonable carbon emission reduction targets. We design our vehicles to be environmentally- and eco-friendly, and track the product lifecycle footprint to identify more opportunities for improvement. For instance, we apply Karuun® renewable rattan on ET7 and Clean+ sustainable material on ET5. In addition, we have launched Blue Points Plan to help users certify emission reductions and trade carbon credits. To recycle materials during the manufacturing and usage process, we have adopted a series of initiatives internally and externally to recycle materials generated during the lifecycle of the vehicle, including leather, fabric, aluminium and others. For example, NIO Life launched a green-thinking product line, Blue Sky Lab, to create eco-friendly fashion products by reusing the scrap materials during the manufacturing process. Moreover, we have initiated a series of activities together with different stakeholders to protect the environment and support the broader community. In 2021, we launched Clean Parks to support nature reserves with smart EVs, build up energy infrastructure, and establish a clean and low-carbon energy cycle system. Our environmental protection efforts extend to our partners and employees. We intentionally choose partners with a strong commitment to carbon emission reduction in our collaboration with business partners. At our office, we ask our employees to be mindful of the environment when consuming office supplies.
Social Positive
At NIO, we are fully committed to be socially responsible and make positive impact on the society. By putting our users’ interests first, we set high quality, safety and privacy standards for and make continuous improvements on our products and services, and aim to shape a joyful lifestyle for our users through our deep user engagement in different touch points and user activities, including NIO Day, NIO Summer, Seeds and user workshops. We are the sponsor of the Formula E Student China, a competition event where college students design and race electric racing vehicles, allowing us to nurture the young talent for the future of the automotive industry. Based on our values of honesty, care, vision and action, we offer a series of training and employee engagement activities and implement comprehensive safety measures to create a positive, safe and caring working environment, and provide diversified career development paths for our employees.

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We have established various corporate social responsibility initiatives to comprehensively give back to the communities and to create value for the society. At the beginning of the COVID-19 pandemic in China, in January 2020, NIO Users Trust set aside and applied RMB5.0 million special funds for the fight against the pandemic. During the flood in Henan in July 2021, our Company donated RMB15.0 million in support of the emergency rescue operation in Henan. Our users have also been actively and regularly organizing and participating in various social benefit projects. They played and taught music in various rural primary schools, bringing the joy of music and art to children in rural areas. Our users also set up Operation Smile to help children with cleft lip and palate regain their smiles.
Governance
We have established a cross-functional working group focusing on sustainability and ESG related topics and initiatives, which is led by our senior management. The sustainability working group has established an environmental, social and governance communications and management mechanism, involving both internal teams and external partners, to comprehensively protect the environment, improve our corporate governance and benefit society. As a vital part of our company, our management and directors contribute their insights into the strategic decision-making process, by drawing on their own gender perspective and diversified background, including automotive, internet, real estate, consulting and more. In addition, we aim to develop a pipeline of potential female successors to the Board to further increase the percentage of female Board representatives in the coming years.
We have been continuously improving our environmental, social and governance initiatives under the guidance of our sustainability framework. We appreciate the oversight, guidance and feedback from different parties and are committed to collaborating closely with domestic and international organizations to support broader industry-wide ESG practices, to explore multi-dimensional use cases for our technologies, to empower traditional industries with our capabilities and to promote a healthier and joyful lifestyle and the long-term sustainability of our society.
RISK MANAGEMENT AND INTERNAL CONTROL
We have devoted ourselves to establishing and maintaining risk management and internal control systems consisting of policies and procedures that we consider to be appropriate for our business operations, and we are dedicated to continuously improving these systems. We continually review the implementation of our risk management and internal control policies and procedures to enhance their effectiveness and sufficiency.
Financial reporting risk management
We have in place a set of accounting policies in connection with our financial reporting risk management, such as financial reporting management policy and treasury management policy. Our finance department reviews our management accounts based on such policies. We also provide regular training to our finance department employees to ensure that they understand our financial management and accounting policies and implement them in our daily operations.
Internal control risk management
We have designed and adopted strict internal procedures to ensure the compliance of our business operations with the relevant rules and regulations. Our internal control team works closely with our legal, finance and business departments to: (a) perform risk assessments and advise risk management strategies; (b) improve business process efficiency and monitor internal control effectiveness; and (c) promote risk awareness throughout our Company.
We maintain internal procedures to ensure that we have obtained all material requisite licenses, permits and approvals for our business operation, and our internal control team conduct regular reviews to monitor the status and effectiveness of those licenses and approvals. Our in-house legal department works with relevant business departments to obtain requisite governmental approvals or consents, including preparing and submitting all necessary documents for filing with relevant government authorities within the prescribed regulatory timelines.

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In connection with the preparation and external audit of our consolidated financial statements as of and for the year ended December 31, 2019, we and our independent registered public accounting firm identified one material weakness in our internal control over financial reporting and concluded that our internal control over financial reporting was ineffective as of December 31, 2019. The material weakness was that we did not have sufficient competent financial reporting and accounting personnel with an appropriate understanding of U.S. GAAP to (i) design and implement formal period-end financial reporting policies and procedures to address complex U.S. GAAP technical accounting issues and (ii) prepare and review our consolidated financial statements and related disclosures in accordance with U.S. GAAP and the financial reporting requirements set forth by the SEC.
We have implemented a number of remedial measures to address the material weakness, including (1) establishing clear roles and responsibilities for accounting and financial reporting staff to address accounting and financial reporting issues; (2) strengthening our financial reporting team by hiring additional personnel with experience in U.S. GAAP and SEC reporting from reputable accounting firms; (3) further increasing the accounting and SEC reporting acumen and accountability of our finance organization employees through training programs designed to enhance these employees’ competency with respect to U.S. GAAP and SEC reporting; (4) enhancing our monitoring controls over financial reporting, including additional review by our chief financial officer, financial vice president, and other senior finance staff over the application of U.S. GAAP accounting requirements, the selection and evaluation of U.S. GAAP accounting policies, critical accounting judgments and estimates, reporting and disclosures; (5) establishing related policies and procedures to support the operation of internal controls at the entity level and process level; and (6) strengthening our internal audit function by hiring additional personnel with industry internal audit experience and experience in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act. As a result, this material weakness has been remediated as of December 31, 2020.
In preparation for the Listing, the Group has engaged an independent third party consultant (the “Internal Control Consultant”) to perform a review over selected areas of our internal controls over financial reporting in April 2021 (the “Internal Control Review”). The scope of the Internal Control Review performed by the Internal Control Consultant was agreed between us, the Sponsor and the Internal Control Consultant. The selected areas of our internal controls over financial reporting that were reviewed by the Internal Control Consultant included entity level controls and business process level controls, including revenue and receivables, purchases and payables, inventory, tangible & intangible assets, treasury and investment, R&D and IP management, financial reporting, payroll, insurance, taxation and general controls of information technology.
The Internal Control Consultant performed the follow up reviews to review the status of the management actions taken by the Group to address the findings of the Internal Control Review (the “Follow up Review”). The Internal Control Consultant did not have any further recommendation in the Follow up Review. The Internal Controls Review and the Follow up Review were conducted based on information provided by the Group and no assurance or opinion on internal controls was expressed by the Internal Control Consultant.
Data and technology system risk management
We mainly collect and store data relating to the usage of our vehicles, the autonomous driving system and intelligent operating system, as well as data collected through our sales and services channels. Sufficient maintenance, storage and protection of user data and other related information is critical to our business. We dedicate significant resources to developing and implementing programs designed to protect user privacy, promote a safe environment and ensure the security of user data. We have qualified for Grade III of China’s Administrative Measures for the Graded Protection of Information Security.
The user privacy policy on our platform describes our data use practices and how privacy works on our platform. Specifically, we collect personal information and data from users only with their prior consent, and we provide users with adequate notice as to the data being collected, undertake to manage and use the data collected in accordance with applicable laws and make reasonable efforts to prevent the unauthorized use, loss or leak of user data. We only collect data that is relevant to our business and take measures to de-sensitize user data according to the laws and regulations in the jurisdictions we operate. We then analyze such information to improve our technologies, products and services.

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In addition, we use a variety of technologies to protect the data with which we are entrusted and have a team of privacy professionals dedicated to the ongoing review and monitoring of data security practices. For example, we store all user data in encrypted format and strictly limit the number of personnel who can access those servers that store user data. We generally do not share user data with our business partners. In the limited cases where absolutely necessary, we only share minimum amount of user data, and include in our agreements with business partners a strict personal data privacy and security clause. In addition, we encrypt our data transmission, especially user data transmission, using sophisticated security protocols and algorithms to ensure confidentiality. For our external interfaces, we also utilize firewalls to protect against potential attacks or unauthorized access. We segregate our internal databases and operating systems from our external-facing services and intercept unauthorized access. We back up our user data and operating data on a regular basis in separate back-up systems to minimize the risk of customer data loss or leakage. Whenever an issue is discovered, we take prompt actions to upgrade our system and mitigate any potential problems that may undermine the security of our system. We provide regular company-wide training to ensure that not only our technology, research and development employees, but also employees in business, legal and other departments of our Company are well aware of the significance of and the measures we adopt for data security. We have complied with the applicable laws and regulations on data privacy and security in all jurisdictions that we operate in all material respects during the Track Record Period and up to the date of this document.
Human resources risk management
We provide regular and specialized training tailored to the needs of our employees in different departments and compliance policies. We regularly organize internal training sessions conducted by senior employees or outside consultants.
We have in place an employee handbook and a code of business conduct and ethics approved by our board of directors which is distributed to all our employees. The handbook contains internal rules and guidelines regarding work ethics, fraud prevention mechanisms, negligence and corruption. We provide employees with resources to explain the guidelines contained in the employee handbook.
We have in place an anti-bribery and corruption policy to safeguard against any corruption within our Company. The policy explains potential bribery and corruption conduct and our anti-bribery and corruption measures. We make our internal reporting channel open and available for our staff to report any bribery and corruption acts. Any reported incidents and personnel will be investigated and appropriate measures will be taken.
Investment risk management
We invest in or acquire businesses that are complementary to our business, such as businesses that can expand our product offerings and strengthen our R&D capabilities. In order to control the risks associated with our investments, we generally request our investee companies to grant us customary investor protective rights.
Our investment department is responsible for reviewing investment proposals made by relevant business units, and making recommendations to the board. Our finance and legal departments cooperate with the deal team on deal analysis, communication, execution, risk control and reporting. After investing in a company, our investment department monitors the deal performance on a regular basis.
Audit committee oversight
We have established an audit committee to monitor the implementation of our risk management policies across our company on an ongoing basis to ensure that our internal control system is effective in identifying, managing and mitigating risks involved in our business operations.
Our audit committee consists of Denny Ting Bun Lee and Hai Wu, both of whom are independent non-executive directors. Denny Ting Bun Lee is the chairman of our audit committee. For the professional qualifications and experiences of the members of our audit committee, see “Directors and Senior Management.”

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EMPLOYEES
As of December 31, 2021, we had 15,204 full-time employees. The following table sets forth the numbers of our employees categorized by function and region as of December 31, 2021.
As of December 31, 2021
China:
User experience (sales and marketing and service)	7,977
Product and software development .	4,516
Manufacturing	991
General administration .	1,283
North America:
Product and software development .	153
Manufacturing	5
General administration .	47
Europe:
User experience (sales and marketing and service)	55
Product and software development .	140
General administration .	37
Total number of employees	15,204
Our employees have set up a labor union in China according to the related Chinese labor law. To date we have not experienced any labor strike, and we consider our relationship with our employees to be good.
We provide competitive level of salary and other employee benefits to our employees. Every employee beneficially owns shares in our company. We provide employees with a wide range of benefits, including but not limited to employees’ commercial insurance, physical examinations, vocational training and holiday benefits. We aim to create a warm, safe and secure working environment for everyone.
PROPERTIES
Currently, we own land use rights with respect to a parcel of land in Nanjing of approximately 325,217.57 square meters and the ownership with respect to the plant thereon for a term ending on March 10, 2063, which are used for the manufacture of our electric powertrains. As of December 31, 2021, we also leased a number of our facilities in various cities in China mainly for user centers, warehouses, power management centers and sales, marketing and customer service with an aggregated floor area of approximately 2,219,565 square meters. As of December 31, 2021, we leased property in North America for our North American headquarters and global software development center, and sales, marketing, light assembly, research and development center with an aggregate floor area of 386,341 square feet; we leased properties in Europe for management, engineering and storage and design headquarters with an aggregate floor area of 124,570 square feet.
INSURANCE
As of the Latest Practicable Date, we maintained all the insurance policies required by PRC laws and regulations. We consider that the coverage from the insurance policies maintained by us is in line with the industry norm. We do not have any business liability or disruption insurance to cover our operations. During the Track Record Period and up to the Latest Practicable Date, we have not made, nor been the subject of, any material insurance claim.
LEGAL PROCEEDINGS AND COMPLIANCE
From time to time, we may be involved in legal proceedings in the ordinary course of our business. Between March and July 2019, several securities class action lawsuits were filed against us, certain of our directors and officers, our underwriters in the IPO and our process agent. Some of these actions have been withdrawn, transferred or consolidated. Currently, three securities class actions remain pending in the U.S. District Court for the Eastern District of New York (E.D.N.Y.), Supreme Court of the State of New York, New York County

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(N.Y. County), and Supreme Court of the State of New York, County of Kings (Kings County), respectively. In the E.D.N.Y. action, In re NIO, Inc. Securities Litigation, 1:19-cv-01424, the Company and other defendants filed their Motion to Dismiss on October, 19, 2020. Briefing on the Motion to Dismiss was completed on December 4, 2020. Certain of the Company’s directors and officers (including Bin Li, Lihong Qin, Yaqin Zhang, Tian Cheng, Hai Wu, Xiang Li, Zhaohui Li, Xiangping Zhong), who were named as defendants in this action, joined the Company’s Motion. On August 12, 2021, the Court denied the Motion to Dismiss. The Company and other defendants submitted their respective Answers to Plaintiffs’ Complaint on October 25, 2021. In the New York county action, In re NIO Inc. Securities Litigation, Index No. 653422/2019, by an order dated March 23, 2021, the Court granted the plaintiffs’ motion to lift the stay in favor of the federal action. Plaintiffs subsequently filed an amended complaint on April 2, 2021. The Company and other defendants subsequently filed a Motion to Dismiss the complaint, along with a notice of appeal of the Court’s decision to lift the stay. On October 4, 2021, the Court granted the Company and other defendants’ Motion to Dismiss. Plaintiffs subsequently filed a notice of appeal to the Appellate Division of the New York State Court. Briefing has not yet commenced in either of the above appeals. In the Kings County action, Sumit Agarwal v. NIO Inc. et al., Index No. 505647/2019, the complaint was filed on March 14, 2019. The judge has yet to be assigned and there has not been any material development. The plaintiffs in these cases allege, in sum and substance, that our statements in the Registration Statement and/or other public statements were false or misleading and in violation of the U.S. federal securities laws. Specifically, plaintiffs in these actions variously allege that NIO’s Offering Documents in connection with the IPO contain false or misleading statements regarding (i) the Company’s plan to build a plant in Shanghai; (ii) the quality and design of the Company’s electric vehicles; (iii) the impact of reductions in government subsidies for electric vehicles on the Company’s competitive advantage. We believe these claims are without merit because plaintiffs’ liability theory is based on post-IPO developments that the Company did not and could not have predicted before the IPO. Moreover, the Company’s Offering Documents warned investors of the precise risks that are alleged to have materialized later. These actions remain in their preliminary stages. We are currently unable to estimate the potential loss, if any, associated with the resolution of such lawsuits. We are defending the actions vigorously.
Our PRC legal adviser is of the opinion that, except as disclosed in the “Risk Factors” section in this document, during the Track Record Period, our Major Subsidiaries incorporated under PRC laws have complied with relevant PRC laws and regulations currently in effect in all material respects, and obtained all material requisite licenses and approvals from relevant governmental authorities for their main business operations in the PRC, and that as at the Latest Practicable Date, these licenses and approvals remained valid and in effect to the extent required for their main business operations and that no material legal impediment to the renewal of such material licenses and approvals existed.
We were in compliance with the applicable laws and regulations in all material respects during the Track Record Period and up to the Latest Practicable Date. In addition, during the Track Record Period and up to the Latest Practicable Date, we did not have any material accidents, complaints, safety issues and warranty claims relating to our vehicles.

CONTRACTUAL ARRANGEMENTS

The following section sets forth updated and supplemental information concerning our contractual arrangements since the filing of our 2020 Form 20-F. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in our 2020 Form 20-F.

BACKGROUND
We are a pioneer and a leading company in the premium smart electric vehicle market. We design, develop, jointly manufacture, and sell premium smart electric vehicles, driving innovations in autonomous driving, digital technologies, electric powertrains and batteries. See “Business.” We are considered to be engaged in the value-added telecommunications services (the “Relevant Business”) as a result of the operations of our business. We conduct the Relevant Business through Beijing NIO Network Technology Co., Ltd., or Beijing NIO. Pursuant to applicable PRC laws and regulations, foreign investors are restricted to conduct internet information services value added telecommunications services (except for electronic commerce, domestic multi-party communication, store-and-forward, and call center). A summary of our business that is subject to foreign investment restriction in accordance with the 2021 Negative List is set out below:
Categories	Our Business
Restricted Value-added telecommunications services	The principal business of Beijing NIO involves internet information services, which falls within the scope of value-added telecommunications services. According to the 2021 Negative List, foreign investors are not allowed to hold more than 50% equity interests in any enterprise engaging in value- added telecommunications services.
For further details of the limitations on foreign ownership in PRC companies conducting business involving value-added telecommunications services under applicable PRC laws and regulations, see “Regulatory Overview — Regulations on Foreign Investment in China.”
Beijing NIO operates NIO app, through which the Company provides internet information services, such as certain commercial information, communication community, goods as well as real-time location information on the Company’s swapping and charging network, the network of public chargers with data synchronized to the Company’s cloud-based network (collectively, the “Power Map”). Accordingly, among other requirements, the operation of Power Map by Beijing NIO involves both (a) value-added telecommunication services and (b) internet mapping services and therefore requires both internet content provision (“ICP”) licence and the Surveying and Mapping Qualification Certificate. Furthermore, Beijing NIO conducts R&D for the development of the NIO app enabled by ICP services which is impossible to separate its R&D work from ICP related functions, all of which necessarily depend on the sharing of information, technologies, intellectual property rights, human resources and know-hows as one unit. It will not be operationally and commercially sensible to artificially separate these two services by creating two entities to hold each license.
As advised by our PRC legal adviser, the business of internet information services fall within the scope of “value-added telecommunication service” under the Telecommunications Regulations, where foreign investors are not allowed to hold more than 50% equity interests in any enterprise conducting such business.
In addition, the Company and our PRC legal adviser conducted a verbal consultation with the relevant government authority, the MIIT, in January 2022. The officer of MIIT confirmed that, considering the case of the Company, we would not practically be granted an ICP license even if we meet the Qualification Requirements (as defined below).
As a result of the foregoing, a series of contractual arrangements (“Contractual Arrangements”) have been entered into by Shanghai NIO, Beijing NIO and its shareholders, namely Mr. Bin Li and Mr. Lihong Qin (the “Registered Shareholders”), through which we have obtained control over the operations of, and enjoy all economic benefits of Beijing NIO since April 2018.

CONTRACTUAL ARRANGEMENTS

The Contractual Arrangements currently in effect for Beijing NIO were entered into on April 12, 2021, whereby Shanghai NIO has acquired effective control over Beijing NIO, and has become entitled to all the economic benefits derived from its respective operations.
For the year ended December 31, 2020 and the nine months ended September 30, 2021, the revenue generated from Beijing NIO accounted for less than 0.1% of the group’s net revenue for the year.
QUALIFICATION REQUIREMENTS UNDER THE FITE REGULATIONS
On December 11, 2001, the State Council promulgated the Regulations for the Administration of Foreign-Invested Telecommunications Enterprises (the “FITE Regulations”), which were amended on September 10, 2008 and February 6, 2016. According to the FITE Regulations, foreign investors are not allowed to hold more than 50% of the equity interests in a company providing value-added telecommunications services, including Internet content provision services. In addition, the main foreign investor who invests in a value-added telecommunications business in the PRC must possess prior experience and a proven good track record in operating value-added telecommunications businesses (the “Qualification Requirements”). Currently none of the applicable PRC laws, regulations or rules provides clear guidance or interpretation on the Qualification Requirements. The MIIT issued a guidance memorandum on the application requirement for establishing foreign-invested value-added telecommunications enterprises in the PRC. According to this guidance memorandum, an applicant is required to provide, among other things, the applicant’s annual reports for the past three years, satisfactory proof of the Qualification Requirements and business development plan. The guidance memorandum does not provide any further guidance on the proof, record or document required to support the proof satisfying the Qualification Requirements. Further, this guidance memorandum does not purport to provide an exhaustive list on the application requirement.
As advised by our PRC legal adviser, (i) no applicable PRC laws, regulations or rules have provided clear guidance or interpretation on the Qualification Requirements; and (ii) foreign investor ’s fulfillment of the Qualification Requirements remains ultimately subject to substantive examination of the MIIT.
Despite the lack of clear guidance or interpretation on the Qualification Requirements, we have been gradually building up our track record of overseas telecommunications business operation for the purposes of being qualified, as early as possible, to acquire the entire equity interests in Beijing NIO when the relevant PRC laws and regulations allow foreign investors to invest and to directly hold equity interest in enterprises which engage in the value-added telecommunications business in China. We are in the process of expanding our overseas telecommunications business through our overseas subsidiaries. We have taken the following measures to meet the Qualification Requirements:
(i)
we have registered a number of global top-level domain names (including “www.nio.io”) outside of the PRC, and have constructed an English website that will help potential overseas users to better understand the Company’s services and businesses;

(ii)
we have registered trademarks and pending trademark applications in the United States, Europe and other overseas jurisdictions for the promotion of the Company’s businesses and products overseas;

(iii)
we have established subsidiaries in Hong Kong, Germany, the United States, the United Kingdom and other overseas jurisdictions for the purpose of, amongst others, promoting the Company’s services and businesses, entering into business contracts with offshore counterparties and registering and holding overseas intellectual properties; and

(iv)
through the aforementioned offshore subsidiaries, we have been exploring business opportunities in overseas markets.

According to a verbal consultation conducted by our PRC legal advisor with the officer who is a manager from the Information and Communication Development Department (“ICDD”) of MIIT, the MIIT officer confirmed that the steps undertaken by us as described above are helpful to fulfill the Qualification Requirements. Our PRC Legal Adviser confirms that, as the ICDD of the MIIT is responsible for approving applications from foreign investors for the permits in connection with the operation of internet information

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services, such department is a competent authority and the officer interviewed is of the appropriate ranking to provide the confirmation stated above. Hence, subject to the discretion of the competent authority, our PRC legal advisor takes the view that the above steps are reasonable and appropriate in relation to the Qualification Requirements as we will be able to gain experience in providing value-added telecommunication services in overseas markets.
OUR CONTRACTUAL ARRANGEMENTS
The diagram below illustrates the relationships among the entities under the Contractual Arrangements:

Notes:
(1)
Each of Mr. Bin Li and Mr. Lihong Qin executed, respectively, an exclusive option agreement, equity pledge agreement and power of attorney in favor of Shanghai NIO. See the section headed “— Our Contractual Arrangements” for details.

(2)
Mr. Bin Li and Mr. Lihong Qin hold 80% and 20% equity interests in Beijing NIO, respectively. Mr. Bin Li is our controlling shareholder, our founder, the chairman of our board of directors and our chief executive officer. Mr. Lihong Qin is also a director and executive officer of our Company.

SUMMARY OF THE MATERIAL TERMS OF THE CONTRACTUAL ARRANGEMENTS
A description of each of the specific agreements that comprise the Contractual Arrangements is set out below.
Exclusive Business Cooperation Agreements
Under the exclusive business cooperation agreements dated April 19, 2018 and April 12, 2021, respectively, between the Shanghai NIO and Beijing NIO (the “Exclusive Business Cooperation Agreements”), pursuant to which, in exchange for a monthly service fee, Beijing NIO agreed to engage the Shanghai NIO as its exclusive provider of technical support, consultation and other services, including the following services:
(i)
the use of any relevant software legally owned by the Shanghai NIO;

(ii)
development, maintenance and updating of software in respect of the Beijing NIO’s business;

(iii)
design, installation, daily management, maintenance and updating of network systems, hardware and database design;

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(iv)
providing technical support and staff training services to relevant employees of Beijing NIO;

(v)
providing assistance in consultancy, collection and research of technology and market information (excluding market research business that wholly foreign owned enterprises are prohibited from conducting under the laws of mainland China);

(vi)
providing business management consultation;

(vii)
providing marketing and promotional services;

(viii)
developing and testing new products;

(ix)
leasing of equipment or properties; and

(x)
other relevant services requested by Beijing NIO from time to time to the extent permitted under the laws of mainland China.

Under the Exclusive Business Cooperation Agreements, the service fee shall consist of 100% of the total consolidated profit of the Beijing NIO, after the deduction of any accumulated deficit of the Consolidated Affiliated Entities in respect of the preceding financial year(s), operating costs, expenses, taxes and other statutory contributions. Notwithstanding the foregoing, Shanghai NIO may adjust the scope and amount of services fees according to mainland China tax law and tax practices, and Beijing NIO will accept such adjustments. Shanghai NIO shall calculate the service fee on a monthly basis and issue a corresponding invoice to Beijing NIO. Notwithstanding the payment arrangements in the Exclusive Business Cooperation Agreements, Shanghai NIO may adjust the payment time and payment method, and Beijing NIO will accept any such adjustment.
In addition, absent the prior written consent of Shanghai NIO, during the term of the Exclusive Business Cooperation Agreements, with respect to the services subject to the Exclusive Business Cooperation Agreements and other matters, Beijing NIO shall not directly or indirectly accept the same or any similar services provided by any third party and shall not establish cooperation relationships similar to that formed by the Exclusive Business Cooperation Agreements with any third party. Shanghai NIO may appoint other parties, who may enter into certain agreements with Beijing NIO, to provide Beijing NIO with the services under the Exclusive Business Cooperation Agreements.
The Exclusive Business Cooperation Agreements also provide that Shanghai NIO has the exclusive proprietary rights to and interests in any and all intellectual property rights developed or created by Beijing NIO during the performance of the Exclusive Business Cooperation Agreement.
The Exclusive Business Cooperation Agreements shall remain effective unless terminated (a) in accordance with the provisions of the Exclusive Business Cooperation Agreements; (b) in writing by the Shanghai NIO; or (c) renewal of the expired business period of either Shanghai NIO or Beijing NIO is denied by relevant government authorities, at which time the Exclusive Business Cooperation Agreements will terminate upon termination of that business period.
Exclusive Option Agreements
Under the exclusive option agreements (the “Exclusive Option Agreements”) dated April 19, 2018 and April 12, 2021, among Shanghai NIO, Beijing NIO and the Registered Shareholders, respectively, Shanghai NIO has the rights to require the Registered Shareholders to transfer any or all their equity interests in Beijing NIO to Shanghai NIO and/or a third party designated by it, in whole or in part at any time and from time to time, for considerations equivalent to the respectively outstanding loans owed to the Registered Shareholders (or part of the loan amounts in proportion to the equity interests being transferred) or, if applicable, for a nominal price, unless the relevant government authorities or the mainland China laws request that another amount be used as the purchase price, in which case the purchase price shall be the lowest amount under such request.
Beijing NIO and the Registered Shareholders, among other things, have covenanted that:

CONTRACTUAL ARRANGEMENTS

(i)
without the prior written consent of Shanghai NIO, they shall not in any manner supplement, change or amend the constitutional documents of Beijing NIO, increase or decrease their registered capital, or change the structure of their registered capital in other manner;

(ii)
they shall maintain Beijing NIO’s corporate existence in accordance with good financial and business standards and practices, obtain and maintain all necessary government licenses and permits by prudently and effectively operating their business and handling their affairs;

(iii)
without the prior written consent of Shanghai NIO, they shall not at any time following the signing of the Exclusive Option Agreements sell, transfer, pledge or dispose of in any manner any material assets of the Beijing NIO or legal or beneficial interest in the material business or revenues of the Beijing NIO, or allow the encumbrance thereon of any security interest;

(iv)
without the prior written consent of Shanghai NIO, Beijing NIO shall not incur, inherit, guarantee or assume any debt, except for debts incurred in the ordinary course of business other than payables incurred by a loan;

(v)
Beijing NIO shall always operate all of their businesses during the ordinary course of business to maintain their asset value and refrain from any action/omission that may adversely affect the Beijing NIO’s operating status and asset value;

(vi)
without the prior written consent of Shanghai NIO, they shall not cause Beijing NIO to execute any material contract, except the contracts executed in the ordinary course of business;

(vii)
without the prior written consent of Shanghai NIO, they shall not cause Beijing NIO to provide any person with any loan or credit;

(viii)
they shall provide Shanghai NIO with information on Beijing NIO’s business operations and financial condition at the request of Shanghai NIO;

(ix)
if requested by Shanghai NIO, they shall procure and maintain insurance in respect of Beijing NIO’ assets and business from an insurance carrier acceptable to Shanghai NIO, at an amount and type of coverage typical for companies that operate similar businesses;

(x)
without the prior written consent of Shanghai NIO, they shall not cause or permit Beijing NIO to merge, consolidate with, acquire or invest in any person;

(xi)
they shall immediately notify Shanghai NIO of the occurrence or possible occurrence of any litigation, arbitration or administrative proceedings relating to Beijing NIO’ assets, business or revenue;

(xii)
to maintain the ownership by Beijing NIO of all of its assets, they shall execute all necessary or appropriate documents, take all necessary or appropriate actions and file all necessary or appropriate complaints or raise necessary and appropriate defenses against all claims;

(xiii)
without the prior written consent of Shanghai NIO, Beijing NIO shall not in any manner distribute dividends to its shareholders, provided that upon the written request of Shanghai NIO, Beijing NIO shall immediately distribute all distributable profits to its shareholders;

(xiv)
at the request of Shanghai NIO, they shall appoint any persons designated by Shanghai NIO as the directors and/or senior management of Beijing NIO; and

(xv)
unless otherwise mandatorily required by mainland China laws, Beijing NIO shall not be dissolved or liquidated without prior written consent by Shanghai NIO.

In addition, the Registered Shareholders, among other things, have covenanted that:
(i)
without the written consent of Shanghai NIO, they shall not sell, transfer, pledge or dispose of in any other manner the legal or beneficial interest in Beijing NIO, or allow the encumbrance thereon

CONTRACTUAL ARRANGEMENTS

of any security interest, except for the Equity Pledge Agreements and the interests prescribed in the Powers of Attorney, and procure the shareholders’ meeting and the board of directors of Beijing NIO not to approve such matters;
(ii)
for each exercise of the equity purchase option, to cause the shareholders’ meeting of Beijing NIO to vote on the approval of the transfer of equity interests and any other action requested by Shanghai NIO;

(iii)
they shall relinquish the pre-emptive right (if any) he/she is entitled to in relation to the transfer of equity interest by any other shareholders to Beijing NIO and give consent to the execution by each other shareholder of Beijing NIO with Shanghai NIO and Beijing NIO exclusive option agreements, equity pledge agreements and powers of attorney similar to the Exclusive Option Agreements, the Equity Pledge Agreements and the Powers of Attorney, and accept not to take any action in conflict with such documents executed by the other shareholders (if any); and

(iv)
each of the Registered Shareholders will transfer to Shanghai NIO or its appointee(s) by way of gift any profit or dividend in accordance with the mainland China law.

The Registered Shareholders have also undertaken that, subject to the relevant laws and regulations, they will return to Shanghai NIO any consideration they receive in the event that Shanghai NIO exercise the options under the Exclusive Option Agreements to acquire the equity interests in Beijing NIO.
The Exclusive Option Agreements shall remain effective unless terminated in the event that the entire equity interests held by the Registered Shareholders in Beijing NIO have been transferred to Shanghai NIO or its appointee(s).
Equity Pledge Agreements
Under the equity pledge agreements dated April 19, 2018 and April 12, 2021, respectively, entered into between Shanghai NIO, the Registered Shareholders and Beijing NIO (the “Equity Pledge Agreements”), the Registered Shareholders agreed to pledge all their respective equity interests in Beijing NIO that they own, including any interest or dividend paid for the shares, to Shanghai NIO as a security interest to guarantee the performance of contractual obligations and the payment of outstanding debts.
The pledge in respect of Beijing NIO takes effect upon the completion of registration with the relevant administration for industry and commerce and shall remain valid until after all the contractual obligations of the Registered Shareholders and Beijing NIO under the relevant Contractual Arrangements have been fully performed and all the outstanding debts of the Registered Shareholders and Beijing NIO under the relevant Contractual Arrangements have been fully paid.
Upon the occurrence and during the continuance of an event of default (as defined in the Equity Pledge Agreements), Shanghai NIO shall have the right to require Beijing NIO’s shareholders (i.e. the Registered Shareholders) to immediately pay any amount payable by Beijing NIO under the Exclusive Business Cooperation Agreement, repay any loans and pay any other due payments, and Shanghai NIO shall have the right to exercise all such rights as a secured party under any applicable mainland China law and the Equity Pledge Agreements, including without limitations, being paid in priority with the equity interests based on the monetary valuation that such equity interests are converted into or from the proceeds from auction or sale of the equity interest upon written notice to the Registered Shareholders.
The registration of the Equity Pledge Agreements as required by the relevant laws and regulations has been completed in accordance with the terms of the Equity Pledge Agreements and the PRC laws and regulations.
Powers of Attorney
The Registered Shareholders have executed powers of attorney dated April 19, 2018 and April 12, 2021, respectively, (the “Powers of Attorney”). Under the Powers of Attorney, the Registered Shareholders irrevocably appointed Shanghai NIO and their designated persons (including but not limited to Directors and

CONTRACTUAL ARRANGEMENTS

their successors and liquidators replacing the Directors but excluding those non-independent or who may give rise to conflict of interests) as their attorneys-in-fact to exercise on their behalf, and agreed and undertook not to exercise without such attorneys-in-fact’s prior written consent, any and all right that they have in respect of their equity interests in Beijing NIO, including without limitation:
(i)
to convene and attend shareholders’ meetings of Beijing NIO;

(ii)
to file documents with the relevant companies registry;

(iii)
to exercise all shareholder ’s rights and shareholder ’s voting rights in accordance with law and the constitutional documents of Beijing NIO, including but not limited to the sale, transfer, pledge or disposal of any or all of the equity interests in Beijing NIO;

(iv)
to execute any and all written resolutions and meeting minutes and to approve the amendments to the articles of associations in the name and on behalf of such shareholder; and

(v)
to nominate or appoint the legal representatives, directors, supervisors, general manager and other senior management of Beijing NIO.

Further, the Powers of Attorney shall remain effective for so long as each shareholder holds equity interest in Beijing NIO.
Loan Agreements
Shanghai NIO and the Registered Shareholders entered into loan agreements dated April 19, 2018 and April 12, 2021, respectively, (the “Loan Agreements”), pursuant to which Shanghai NIO agreed to provide loans to the Registered Shareholders, to be used exclusively as investment in Beijing NIO. The loans must not be used for any other purposes without the relevant lender ’s prior written consent.
The term of each loan commences from the date of the agreement and ends on the date the lender exercises its exclusive call option under the relevant Exclusive Option Agreement, or when certain defined termination events occur, such as if the lender sends a written notice demanding repayment to the borrower, or upon the default of the borrower, whichever is earlier.
After the lender exercises his exclusive call option, the borrower may repay the loan by transferring all of its equity interest in Beijing NIO to the lender, or a person or entity nominated by the lender, and use the proceeds of such transfer as repayment of the loan. If the proceeds of such transfer is equal to or less than the principal of the loan under the relevant Loan Agreement, the loan is considered interest-free. If the proceeds of such transfer is higher than the principal of the loan under the relevant Loan Agreement, any surplus is considered interest for the loan under the relevant Loan Agreement.
Other Key Terms of the Contractual Arrangements
A description of other key terms that apply to the applicable agreements under the Contractual Arrangements is set out below:
Arrangements to Protect our Group’s Interests in the Event of Death, Bankruptcy or Divorce of the Registered Shareholders
Each of the Registered Shareholders has confirmed to the effect that (i) his/her spouse does not have the right to claim any interests in Beijing NIO (together with any other interests therein) or exert influence on the day-to-day management of Beijing NIO; and (ii) in the event of his/her death, incapacity, divorce or any other event which causes his/her inability to exercise his/her rights as a shareholder of Beijing NIO, he/her will take necessary actions to safeguard his/her interests in Beijing NIO (together with any other interests therein) and his/her successors (including his/her spouse) will not claim any interests in Beijing NIO (together with any other interests therein) to the effect that the Registered Shareholders’ interests in Beijing NIO shall not be affected.

CONTRACTUAL ARRANGEMENTS

The spouse of each of the Registered Shareholders, where applicable, has signed an undertaking (the “Spouse Undertakings”) to the effect that (i) the respective Registered Shareholder ’s interests in Beijing NIO (together with any other interests therein) do not fall within the scope of communal properties, and (ii) he/she has no right to or control over such interests of the respective Registered Shareholder and will not have any claim on such interests.
As advised by our PRC legal adviser, the Contractual Arrangements provide protection to the Group even in the event of loss of capacity, death, bankruptcy (if applicable), marriage or divorce of the Registered Shareholders; and the loss of capacity, death, bankruptcy (if applicable), marriage or divorce of the Registered Shareholders would not affect the validity of the Contractual Arrangements against the successors of such Registered Shareholders.
Dispute Resolution
Each of the agreements under the Contractual Arrangements contains a dispute resolution provision. Pursuant to such provision, in the event of any dispute arising from the performance of or relating to the Contractual Arrangements, any party has the right to submit the relevant dispute to the Shanghai International Economic and Trade Arbitration Commission for arbitration, in accordance with the then effective arbitration rules. The arbitration shall be confidential and the language used during arbitration shall be Chinese. The arbitration award shall be final and binding on all parties. The dispute resolution provisions also provide that the arbitral tribunal may award remedies over the shares or assets of Beijing NIO or injunctive relief (e.g. limiting the conduct of business, limiting or restricting transfer or sale of shares or assets) or order the winding up of Beijing NIO; any party may apply to the courts of Hong Kong, the Cayman Islands (being the place of incorporation of our Company), the mainland China and the places where the principal assets of Shanghai NIO and Beijing NIO are located for interim remedies or injunctive relief.
In connection with the dispute resolution method as set out in the Contractual Arrangements and the practical consequences, we are advised by our PRC legal adviser that:
(a)
a tribunal has no power to grant such injunctive relief, nor will it be able to order the winding up of Beijing NIO pursuant to current PRC laws and regulations; and

(b)
interim remedies or enforcement orders granted by overseas courts such as Hong Kong and the Cayman Islands may not be recognizable or enforceable in the PRC; therefore, in the event we are unable to enforce the Contractual Arrangements, we may not to exert effective control over the Beijing NIO.

As a result of the above, in the event that Beijing NIO or the Registered Shareholders breach any of the Contractual Arrangements, we may not be able to obtain sufficient remedies in a timely manner, and our ability to exert effective control over Beijing NIO and conduct our business could be materially and adversely affected.
Conflict of Interest
Each of the Registered Shareholders has given his or her irrevocable undertakings in the Powers of Attorney, which address potential conflicts of interests that may arise in connection with the Contractual Arrangements. See “— Powers of Attorney.”
Loss Sharing
Under the relevant mainland China laws and regulations, neither our Company nor Shanghai NIO is legally required to share the losses of, or provide financial support to Beijing NIO. Further, Beijing NIO is a limited liability company and shall be solely liable for its own debts and losses with assets and properties owned by it. Shanghai NIO intends to continuously provide to or assist Beijing NIO in obtaining financial support when deemed necessary. In addition, given that our Group conducts certain portion of its business operations in mainland China through Beijing NIO, which hold the requisite mainland China operational licenses and

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approvals, and that its financial position and results of operations are consolidated into our Group’s financial statements under the applicable accounting principles, our Company’s business, financial position and results of operations would be adversely affected if Beijing NIO suffers losses.
However, as provided in the Exclusive Option Agreements, without the prior written consent of Shanghai NIO, Beijing NIO shall not, among others, (i) sell, transfer, pledge or dispose of in any manner any of its material assets; (ii) execute any material contract, except those entered into in the ordinary course of business; (iii) provide any loan, credit or guarantees in any form to any third party, or allow any third party create any other security interest on its assets or equity; (iv) incur, inherit, guarantee or allow any debt that is not incurred in the ordinary course of business; (v) enter into any consolidation or merger with any third party, or being acquired by or invest in any third party; and (vi) increase or reduce its registered capital, or alter the structure of the registered capital in any other way. Therefore, due to the relevant restrictive provisions in the agreements, the potential adverse effect on Shanghai NIO and our Company in the event of any loss suffered from Beijing NIO can be limited to a certain extent.
Liquidation
Pursuant to the Exclusive Option Agreements, in the event of a mandatory liquidation required by the mainland China laws, the Registered Shareholders shall give the proceeds they received from liquidation as a gift to Shanghai NIO or its respective designee(s) to the extent permitted by the mainland China laws.
Insurance
Our Company does not maintain an insurance policy to cover the risks relating to the Contractual Arrangements.
Our Confirmation
As of the Latest Practicable Date, we had not encountered any interference or encumbrance from any PRC governing bodies in operating its business through our consolidated affiliated entities under the Contractual Arrangements.
LEGALITY OF THE CONTRACTUAL ARRANGEMENTS
We believe that the Contractual Arrangements are narrowly tailored and such arrangements are only used to enable our Group to combine the financial results of our consolidated affiliated entities which engage or will engage in the operation of the Relevant Business, which are subject to foreign investment restriction in accordance with applicable PRC laws and regulations.
Our PRC legal adviser is of the opinion that:
(i)
each of the agreements comprising the Contractual Arrangements is legal, valid and binding on the parties thereto, enforceable under applicable PRC laws and regulations, except that (a) the Contractual Arrangements provide that the arbitral body may award remedies over the shares and/or assets or award injunctive relief and/or order the winding up of Beijing NIO, and that courts of competent jurisdictions are empowered to grant interim remedies in support of the arbitration pending the formation of an arbitral tribunal or in appropriate cases, while under PRC laws and regulations, an arbitral body has no power to grant injunctive relief or to order an entity to wind up, and the aforesaid interim remedies granted by competent courts may not be recognizable or enforceable in the PRC; and (b) the Contractual Arrangements provide that the Registered Shareholders undertake to appoint committees designated by Shanghai NIO as the liquidation committee upon the winding up of Beijing NIO to manage its assets; however, in the event of a mandatory liquidation required by PRC laws and regulations, these provisions may not be enforceable;

(ii)
each of the agreements comprising the Contractual Arrangements does not violate the provisions of the articles of associations of Shanghai NIO and Beijing NIO, respectively; and

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(iii)
no approval or authorization from the PRC governmental authorities are required for entering into and the performance of the Contractual Arrangements except that (a) the pledge of any equity interest in Beijing NIO for the benefit of Shanghai NIO is subject to registration requirements with the relevant governmental authority which has been duly completed; and (b) the exercise of any exclusive option rights by Shanghai NIO under the exclusive option agreements may subject to the approval, filing or registration requirements with the relevant authorities under the then prevailing PRC laws and regulations.

Based on the advice from our PRC legal adviser, our directors are of the view that the adoption of the Contractual Arrangements is unlikely to be deemed ineffective or invalid under the applicable PRC laws and regulations, and except for the relevant clauses as described in the paragraph headed “Dispute Resolution” and “Liquidation” in this section, each of the agreements under the Contractual Arrangements is enforceable under the PRC laws and regulations.
We are aware of a Supreme People’s Court ruling (the “Supreme People’s Court Ruling”) made in October 2012 and two arbitral decisions from the Shanghai International Economic and Trade Arbitration Commission made in 2010 and 2012 which invalidated certain contractual arrangements for the reason that the entry into of such agreements with the intention of circumventing foreign investment restrictions in the PRC contravene the prohibition against “concealing an illegitimate purpose under the guise of legitimate acts” set out in Article 52 of the PRC Contract Law and the General Principles of the PRC Civil Law. It has been further reported that these court rulings and arbitral decisions may increase (i) the possibility of the PRC courts and/or arbitration panels taking similar actions against contractual arrangements commonly adopted by foreign investors to engage in restricted or prohibited businesses in the PRC; and (ii) the incentive for the registered shareholders under such contractual arrangements to renege on their contractual obligations.
Pursuant to Article 52 of the PRC Contract Law, a contract is void, among other circumstances, where an illegitimate purpose is concealed under the guise of legitimate acts; our PRC legal adviser is of the view that the agreements under the Contractual Arrangements would not be deemed as “concealing illegal intentions with a lawful form” under Article 52 of the PRC Contract Law for the following reasons: (a) the parties to the Contractual Arrangements have the right to enter into contracts in accordance with their own wishes and no person may illegally interfere with such right; and (b) the purpose of the Contractual Arrangements is not to conceal illegal intentions, but to pass the economic interests received by our Consolidated Affiliated Entities to our Company.
Furthermore, the PRC Civil Code came into effect on January 1, 2021 and the PRC Contract Law and the General Principles of the PRC Civil Law were repealed simultaneously. The PRC Civil Code no longer specifies the “concealing illegal intentions with a lawful form” as the statutory circumstances of a void contract but stipulates certain circumstances which will lead to the invalidation of civil juristic acts, including but not limited to a civil juristic act performed by a person having no capacity for civil conducts, a civil juristic act performed by the actor and the counterparty based on false expression of intention, a civil juristic act violates the mandatory provisions of laws and administrative regulations, a civil juristic act violates of public order and morals, etc. The provisions on the validity of civil juristic acts also apply to the validity of contracts. Our PRC legal adviser is of the view that the Contractual Arrangements would not fall within the above circumstances which will lead such arrangements as invalid civil juristic act under the PRC Civil Code. However, our PRC legal adviser also advised that as there are substantial uncertainties regarding the interpretation and application of the PRC laws, rules and regulations, there can be no assurance that the relevant PRC government would ultimately take a view that is consistent with the above opinion of our PRC legal adviser.
ACCOUNTING ASPECTS OF THE CONTRACTUAL ARRANGEMENTS
Consolidation of Financial Results of Our Consolidated Affiliated Entities
Under the exclusive business cooperation agreements, it was agreed that, in consideration of the services provided by Shanghai NIO, Beijing NIO will pay services fees to Shanghai NIO. The services fees, subject to

CONTRACTUAL ARRANGEMENTS

Shanghai NIO’s adjustment, are equal to the entirety of the respective total consolidated profit of Beijing NIO (net of accumulated deficit of the consolidated affiliated entities in the previous financial years (if any), costs, expenses, taxes and payments required by the relevant laws and regulations to be reserved or withheld). Shanghai NIO may adjust the services scopes and fees at its discretion in accordance with PRC tax law and practice as well as the needs of the working capital of our consolidated affiliated entities. Shanghai NIO also has the right to periodically receive or inspect the accounts of our consolidated affiliated entities. Accordingly, Shanghai NIO has the ability, at its sole discretion, to extract all of the economic benefit of Beijing NIO through the exclusive business cooperation agreements.
In addition, under the exclusive business cooperation agreements and the exclusive option agreements, Shanghai NIO has absolute contractual control over the distribution of dividends or any other amounts to the equity holders of our consolidated affiliated entities as Shanghai NIO’s prior written consent is required before any distribution can be made. In the event that the Registered Shareholders receive any profit distribution or dividend from our consolidated affiliated entities, the Registered Shareholders must immediately pay or transfer such amount (subject to the relevant tax payment being made under the relevant laws and regulations) to our Company.
As a result of these Contractual Arrangements, our Company has obtained control of our consolidated affiliated entities through Shanghai NIO and, at our Company’s sole discretion, can receive all of the economic interest returns generated by our consolidated affiliated entities. Accordingly, the results of operations, assets and liabilities, and cash flows of our consolidated affiliated entities are consolidated into our Company’s financial statements.
Our directors consider that our Company can consolidate the financial results of our consolidated affiliated entities into our Group’s financial information as if they were our Company’s subsidiaries. Our reporting accountant has issued an unqualified opinion on our Group’s consolidated financial information as of and for the years ended December 31, 2018, 2019 and 2020 and the nine months ended September 30, 2021.
FOREIGN INVESTMENT LAW
Background
On March 15, 2019, the Foreign Investment Law was formally passed by the thirteenth National People’s Congress of the PRC and took effect on January 1, 2020. The Foreign Investment Law stipulates forms of foreign investment as below:
•
foreign investors set up foreign invested enterprises in China severally or jointly with other investors;

•
foreign investors acquire shares, equity, properties or other similar interests in any domestic enterprise;

•
foreign investors invest in new projects in China severally or jointly with other investors; and

•
foreign investors invest through any other methods under laws, administrative regulations, or provisions prescribed by the State Council.

The Foreign Investment Law stipulates that the negative list is applied in certain industry sectors. The negative list set out in the Foreign Investment Law classified the relevant prohibited and restricted industries into the catalog of prohibitions and the catalog of restrictions, respectively, according to which, the foreign investors are not allowed to invest in the areas in which the foreign investment is prohibited. Foreign investors are allowed to invest in sectors set out in the catalog of restrictions, subject to the satisfaction of certain conditions. Foreign investors are allowed to invest in any sector beyond the negative list and shall be managed on the same basis as domestic investments.
Where a foreign investor invests in the sectors specified in the catalog of prohibitions, the relevant competent departments shall order it to stop the investment activities, and dispose of the shares, properties or other necessary measures within a time limit to restore the state before the investment is implemented and the illegal income shall be confiscated (if any). Where the investment activities of a foreign investor violate the restrictive special management measures stipulated in the sectors specified in the catalog of restrictions, the relevant

CONTRACTUAL ARRANGEMENTS

competent departments shall order it to make corrections and take necessary measures to meet the requirements for access to special management measures; where the offender refuses to make corrections, punishments are implemented according to the aforementioned provisions.
Impact and potential consequences of the Foreign Investment Law on the Contractual Arrangements
Our PRC legal adviser has advised that, since contractual arrangements are not specified as foreign investments under the Foreign Investment Law, and no relevant laws, administrative regulations or provisions of the State Council have incorporated contractual arrangements as a form of foreign investment, the Foreign Investment Law does not apply to our Contractual Arrangements, and it does not substantially change the identification of foreign investors in the field of foreign investment and the principle of recognition and treatment of our Contractual Arrangements. Therefore, each of the agreements comprising the Contractual Arrangements will not be materially affected and will continue to be legal, valid and binding on the parties if there are no changes to relevant laws and regulations in this respect. Notwithstanding the above, the Foreign Investment Law stipulates that foreign investors investing through any other methods stipulated under laws, administrative regulations or provisions of the State Council may be considered as a form of foreign investment. It is therefore possible that future laws, administrative regulations or provisions of the State Council may stipulate contractual arrangements as a way of foreign investment. However, as of the Latest Practicable Date, it was uncertain as to how our Contractual Arrangements will be handled.
If the Relevant Business is no longer falling within the catalog of restrictions or certain conditions and permission of foreign investment access required under the 2021 Negative List and we can legally operate our business under PRC laws and regulations, Shanghai NIO will exercise the option under the exclusive option agreements to acquire the equity interest/assets of Beijing NIO and unwind the Contractual Arrangements subject to any applicable approvals from the relevant governmental authorities, and subject to any application or approval procedures by the relevant governmental authorities.
COMPLIANCE WITH THE CONTRACTUAL ARRANGEMENTS
Our Group has adopted the following measures to ensure the effective operation of our Group with the implementation of the Contractual Arrangements and our compliance with the Contractual Arrangements:
(1)
major issues arising from the implementation and compliance with the Contractual Arrangements or any regulatory enquiries from government authorities will be submitted to our Board, if necessary, for review and discussion on an occurrence basis;

(2)
our Board will review the overall performance of and compliance with the Contractual Arrangements at least once a year;

(3)
our Company will disclose the overall performance of and compliance with the Contractual Arrangements in our annual reports; and

(4)
our Company will engage external legal advisors or other professional advisers, if necessary, to assist the Board to review the implementation of the Contractual Arrangements, review the legal compliance of Shanghai NIO and our consolidated affiliated entities to deal with specific issues or matters arising from the Contractual Arrangements.

FINANCIAL INFORMATION

The following section sets forth supplemental financial information for the years ended December 31, 2018, 2019, and 2020, the nine months ended September 30, 2020 and 2021, and as of December 31, 2018, 2019, and 2020 and September 30, 2021, including certain new disclosures made in connection with the Listing. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in our 2020 Form 20-F.

OVERVIEW
We are a pioneer and a leading company in the premium smart electric vehicle market. We design, develop, jointly manufacture and sell premium smart electric vehicles, driving innovations in autonomous driving, digital technologies, and electric powertrains and batteries. We differentiate ourselves through our continuous technological breakthroughs and innovations, such as our industry-leading battery swapping technologies, BaaS, as well as our proprietary autonomous driving technologies and ADaaS.
We introduced the EP9 supercar in 2016, which was then the fastest electric vehicle, setting the Nurburgring Nordschleife all-electric vehicle lap record. In December 2017, we launched the ES8, which is a six- or seven-seater flagship premium smart electric SUV. Subsequently, we launched the award-winning ES6, a five-seater high-performance premium smart electric SUV, in December 2018, and the EC6, a five-seater premium smart electric coupe SUV, in December 2019, followed by the ET7, a flagship premium smart electric sedan, in January 2021. In December 2021, we launched the ET5, a mid-size premium smart electric sedan.
In 2018, we delivered 11,348 ES8s. In 2019, we delivered 20,565 vehicles, including 9,132 ES8s and 11,433 ES6s. In 2020, we delivered 43,728 vehicles, including 10,861 ES8s, 27,945 ES6s and 4,922 EC6s. In the nine months ended September 30, 2021, we delivered 66,395 vehicles, including 14,367 ES8s, 29,294 ES6s and 22,734 EC6s. As of September 30, 2021, we had delivered a total of 142,036 vehicles. The table below sets forth delivery data relating to our vehicles for the periods indicated.
	2020 Q1	2020 Q2	2020 Q3	2020 Q4	2020 Full Year	2021 Q1	2021 Q2	2021 Q3
ES8s	195	2,263	3,530	4,873	10,861	4,516	4,433	5,418
ES6s	3,643	8,068	8,660	7,574	27,945	8,088	9,935	11,271
EC6s	—	—	16	4,906	4,922	7,456	7,528	7,750
Total	3,838	10,331	12,206	17,353	43,728	20,060	21,896	24,439
We recorded revenues of RMB4,951.2 million, RMB7,824.9 million and RMB16,257.9 million for the years ended December 31, 2018, 2019 and 2020, respectively, and revenues of RMB9,616.8 million and RMB26,235.7 million (US$4,071.7 million) for the nine months ended September 30, 2020 and 2021, respectively, which mainly consisted of revenues from the sales of our vehicles, revenue from a number of embedded products and services offered together with the sale of vehicles, revenues from our services including power solutions such as our energy package, one-off usage of our One Click for Power services and Power Swap services, as well as revenues from monthly fees, excluding those fees for statutory and third-party liability insurance and vehicle damage insurance paid directly to third-party insurers, under our service package. We incurred net losses of RMB9,639.0 million, RMB11,295.7 million and RMB5,304.1 million in 2018, 2019 and 2020, respectively; and net losses of RMB3,915.5 million and RMB1,873.5 million (US$290.8 million) in the nine months ended 2020 and 2021, respectively. We had negative cash flows from operating activities of RMB7,911.8 million and RMB8,721.7 million in 2018 and 2019, respectively. We had net current liabilities of RMB4,570.9 million in 2019. We had historically incurred net losses, negative cash flows from operating activities and net current liabilities, primarily because we made significant up-front investments in research and development, service network and sales and marketing to rapidly develop and expand our business at an earlier stage of our development in order to achieve long-term competitiveness. We believe it is common for start-up businesses in the NEV industry to invest significantly, record negative financial performance at an early stage and take time to introduce products and ramp up sales volume.
Since the second quarter of 2020, we had started to generate positive cash flow from operations and record net current assets. This is primarily due to the consummation of equity and debt financing, and the continuously

FINANCIAL INFORMATION

increased number of vehicles we delivered over time, including the ES6s since June 2019, the all-new ES8s since April 2020 and the EC6s since September 2020. Except the first quarter of 2020 when our sales, manufacturing and delivery capabilities were severely affected by the COVID-19 pandemic in China, the number of vehicles we delivered showed consecutive increases for each quarter since the second quarter of 2019. The improvement in our financial performance was also attributable to the increased sales volume that led to economics of scale, driven by the enhanced recognition of our brand and products from users and our online and offline sales network expansion. In addition, we believe our continuous cost control efforts were effective in improving operating efficiency and reducing our cost and expenses as a proportion of total revenue. Moreover, the multiple financings we conducted and the strategic investments we received in 2019, 2020 and the first nine months of 2021 strengthened our balance sheet as well as our cash position.
KEY LINE ITEMS AFFECTING OUR RESULTS OF OPERATIONS
Revenues
The following table presents our revenue components by amount and as a percentage of the total revenues for the periods indicated.
	Year Ended December 31,						Nine Months Ended September 30,
	2018		2019		2020		2020		2021
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
							(unaudited)
Revenues:
Vehicle sales	4,852,470	98.0	7,367,113	94.1	15,182,522	93.4	9,008,474	93.7	23,954,365	3,717,659	91.3
Other sales(1)	98,701	2.0	457,791	5.9	1,075,411	6.6	608,368	6.3	2,281,316	354,055	8.7
Total revenues	4,951,171	100.0	7,824,904	100.0	16,257,933	100.0	9,616,842	100.0	26,235,681	4,071,714	100.0

Note:
(1)
Other sales are comprised as below:

	Year Ended December 31,						Nine Months Ended September 30,
	2018		2019		2020		2020		2021
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
							(unaudited)
Other sales
Sales of automotive regulatory credits	—	—	—	—	120,648	0.8	—	—	516,549	80,167	2.0
Sales of packages	10,220	0.2	111,448	1.4	244,072	1.5	162,975	1.7	368,433	57,180	1.4
Battery upgrade service	—	—	—	—	5,346	0.0	—	—	270,828	42,032	1.0
Sales of packages piles	82,184	1.7	127,632	1.6	229,781	1.4	133,135	1.4	243,740	37,828	0.9
Others	6,297	0.1	218,711	2.9	475,564	2.9	312,258	3.2	881,766	136,848	3.4
Total	98,701	2.0	457,791	5.9	1,075,411	6.6	608,368	6.3	2,281,316	354,055	8.7
We began generating revenues in June 2018, when we began making deliveries and sales of the ES8. We currently generate revenues from (i) vehicle sales, which represent revenues from sales of the ES8, the ES6 and the EC6, (ii) sales of automotive regulatory credits, (iii) battery upgrade service, which represents the battery upgrade program for providing incremental battery capacity to the users; (iv) sales of charging piles, including home chargers provided as one of the performance obligations in the contract of vehicle sales, and additional

FINANCIAL INFORMATION

charging piles sold separately, (v) sales of packages, including the sales of our service package and energy package (including charging and battery swapping services), and (vi) other sales, which mainly consist of revenues from sales of accessories, embedded products and services offered together with vehicle sales, and others. Embedded products and services include vehicle connectivity service and extended warranty.
Revenue from sales of the ES8, the ES6 and the EC6, charging piles, battery upgrade service, automotive regulatory credits and sales of accessories are recognized when controls are transferred. For vehicle connectivity services and battery swapping service, we recognize revenue using a straight-line method. As for the extended warranty, given our limited operating history and lack of historical data, we recognize revenue over time based on a straight-line method initially, and will continue monitoring the cost pattern periodically and adjust the revenue recognition pattern to reflect the actual cost pattern as it becomes available with more data. Revenues for our energy package or service package are recognized over time on a monthly basis as our users simultaneously receive and consume the benefits of the related package and the legally enforceable term is only one month.
In January 2021, we launched the ET7, a flagship premium smart electric sedan. In December 2021, we launched the ET5, a mid-size premium smart electric sedan. Users can pre-order the ET7 and the ET5 through the NIO app and we expect to generate revenues from sales of the ET7 and the ET5 as soon as we begin making deliveries, which are expected to occur in March and September 2022, respectively.
Cost of Sales
The following table presents our cost of sales components by amount and as a percentage of our total cost of sales for the period indicated.
	Year Ended December 31,						Nine Months Ended September 30,
	2018		2019		2020		2020		2021
	RMB	%	RMB	%	RMB	%	RMB	%	RMB	US$	%
	(in thousands)
							(unaudited)
Cost of Sales:
Vehicle sales	(4,930,135)	94.7	(8,096,035)	89.7	(13,255,770)	92.2	(8,146,439)	91.7	(19,225,123)	(2,983,692)	91.1
Other sales	(276,912)	5.3	(927,691)	10.3	(1,128,744)	7.8	(738,929)	8.3	(1,888,669)	(293,117)	8.9
Total cost of sales	(5,207,047)	100.0	(9,023,726)	100.0	(14,384,514)	100.0	(8,885,368)	100.0	(21,113,792)	(3,276,809)	100.0
We incur cost of sales in relation to (i) vehicle sales, including, among others, purchases of raw materials, processing fee, warranty expenses and manufacturing overhead (including depreciation), and (ii) other sales, including parts and materials, labor costs, vehicle connectivity cost, and depreciation of assets that are associated with sales of service and energy packages. Cost of sales with respect to vehicle sales also includes compensation to JAC.

FINANCIAL INFORMATION

Gross (Loss)/Profit and Gross Margin
The following table presents our gross (loss)/profit and gross margin by components for the periods indicated.
	Year Ended December 31,			Nine Months Ended September 30,
	2018	2019	2020	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
				(unaudited)
Gross (Loss)/Profit
Vehicle sales	(77,665)	(728,922)	1,926,752	862,035	4,729,242	733,967
Other sales	(178,211)	(469,900)	(53,333)	(130,561)	392,647	60,938
Total	(255,876)	(1,198,822)	1,873,419	731,474	5,121,889	794,905
	Year Ended December 31,			Nine Months Ended September 30,
	2018	2019	2020	2020	2021
				(unaudited)
Gross Margin
Vehicle sales	-1.6%	-9.9%	12.7%	9.6%	19.7%
Other sales	-180.6%	-102.6%	-5.0%	-21.5%	17.2%
Total	-5.2%	-15.3%	11.5%	7.6%	19.5%
The increase of gross loss and decrease of gross margin from 2018 to 2019 was mainly due to the negative impact of battery recall costs incurred in 2019.
The increase of gross profit from 2019 to 2020 was mainly driven by the increase of vehicle delivery volume and vehicle margin. The increase of gross margin from 2019 to 2020 was mainly driven by the increase of vehicle margin in 2020, which in turn was due to the lower per unit material cost and fixed cost achieved through economies of scale as a result of vehicle delivery and production volume increase.
The increase of gross profit in the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020 was mainly driven by the increase of vehicle delivery volume and vehicle margin. The increase of gross margin in the nine months ended September 30, 2021 as compared to the nine months ended September 30, 2020 was mainly driven by the increase of vehicle margin in the nine months ended September 30, 2021, which was in turn mainly due to the economies of scale achieved as a result of vehicle production and delivery volume increase, and higher average selling price.
IMPACT OF COVID-19 ON OUR OPERATIONS
The majority of our revenues are derived from sales of our vehicles in China. Our results of operations and financial condition in 2020 have been affected by the spread of COVID-19. The COVID-19 pandemic has impact on China’s auto industry in general and the production and delivery of vehicles of our company.
In early 2020, in response to intensifying efforts to contain the spread of COVID-19, the Chinese government took a number of actions, which included extending the Chinese New Year holiday, quarantining individuals infected with or suspected of having contracted COVID-19, prohibiting residents from free travel, encouraging employees of enterprises to work remotely from home and canceling public activities, among others. The COVID-19 has also resulted in temporary closure of many corporate offices, retail stores, manufacturing facilities and factories across China. We have taken a series of measures in response to the pandemic, including, among others, remote working arrangements for our employees and temporary shutdown of some of our premises and facilities in early 2020. We have followed and are continuing to follow all legal directions and safety guidelines with respect to our premises and facilities in operation. These measures, if taken again in the

FINANCIAL INFORMATION

future, could reduce the capacity and efficiency of our operations, which in turn could negatively affect our results of operations. Although COVID-19 has been largely controlled in China, there have been occasional outbreaks in several cities. To the extent we have service centers and vehicle delivery centers in these locations, we are susceptible to factors adversely affecting one or more of these locations as a result of COVID-19.
We have been working closely with JAC, the manufacturer of the ES8, ES6 and EC6, to resume productions and minimize the impact of COVID-19 on our manufacturing capabilities. As a result, our manufacturing and delivery capacities recovered to the level prior to the COVID-19 pandemic by the second quarter of 2020. In addition, we strive to expand our traffic channels, integrate our online and offline sales efforts and offer high-quality services to bring business and operation back to normal. We will pay close attention to the development of the COVID-19 pandemic, perform further assessment of its impact and take relevant measures to minimize the impact. Although our vehicle deliveries in the first quarter of 2020 was negatively impacted as a result of the COVID-19 pandemic, we achieved satisfactory delivery results in the rest of the year. The total number of vehicles we delivered in the last three quarters of 2020 was 39,890, showing an increase by 140.6% from the last three quarters of 2019. The total number of vehicles we delivered in the first three quarters of 2021 was 66,395, showing an increase of 151.7% from the first three quarters of 2020. We will continue to monitor and evaluate the financial impact on our financial condition, results of operations and cash flows for subsequent periods.
The extent to which COVID-19 impacts our financial position, results of operations and cash flows in the future will depend on the future developments of the pandemic, including the duration and severity of COVID-19, the extent and severity of new waves of outbreak in China and other countries, the development and progress of distribution of COVID-19 vaccine and other medical treatment and the effectiveness of such vaccine and other medical treatment, and the actions taken by government authorities to contain the outbreak, all of which are highly uncertain, unpredictable and beyond our control. In addition, our financial position, results of operations and cash flows could be adversely affected to the extent that the pandemic harms the Chinese economy in general. As of December 31, 2020 and September 30, 2021, we had cash and cash equivalents, restricted cash and short-term investments of RMB42,454.3 million and RMB46,957.0 million (US$7,287.6 million), respectively. We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty.
See “Risk Factors — Risks Related to Our Business and Industry — Our business, financial condition and results of operations may be adversely affected by the COVID-19 pandemic.”
CRITICAL ACCOUNTING POLICIES
Refer to the Company’s annual report on Form 20-F for the year ended December 31, 2020 for the discussion of the Company’s significant accounting policies.
Allowance for doubtful accounts and current expected credit losses
Prior to 2020, we provided an allowance against accounts receivable when there was doubt as to the collectability of individual balances. We wrote off accounts receivable when they were deemed uncollectible. In 2016, the FASB issued ASU No. 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments” (“ASC Topic 326”), which amends previously issued guidance regarding the impairment of financial instruments by creating an impairment model that is based on expected losses rather than incurred losses. We adopted this ASC Topic 326 and several associated ASUs on January 1, 2020 using a modified retrospective approach with a cumulative effect recorded as increase of accumulated deficit with amount of RMB23.0 million. As of January 1, 2020, upon the adoption, the expected credit loss provision for the current and non-current assets were RMB118.9 million and RMB12.9 million, respectively.
Our trade receivable, receivables of installment payments, auto financing receivables, deposits and other receivables are within the scope of ASC Topic 326. We have identified the relevant risk characteristics of our customers and the related receivables, deposits and other receivables which include size, type of the services or the products we provide, or a combination of these characteristics. Receivables with similar risk characteristics

FINANCIAL INFORMATION

have been grouped into pools. For each pool, we consider the historical credit loss experience, current economic conditions, supportable forecasts of future economic conditions, and any recoveries in assessing the lifetime expected credit losses. Other key factors that influence the expected credit loss analysis include customer demographics, payment terms offered in the normal course of business to customers, and industry-specific factors that could impact our receivables. Additionally, external data and macroeconomic factors are also considered. This is assessed at each quarter based on our specific facts and circumstances.
For the year ended December 31, 2020 and for the nine months ended September 30, 2021, we recorded RMB9.7 million and RMB38.3 million (US$5.9 million), respectively, expected credit loss expense in selling, general and administrative expenses. As of December 31, 2020 and September 30, 2021, the expected credit loss provision for the current and non-current assets amounted to RMB64.7 million and RMB99.3 million (US$15.4 million), respectively.
Balance as at September 30, 2021 (in RMB thousands):
	Original amount	Expected credit loss rate	Expected credit loss provision
Current assets:
Trade and notes receivable	3,322,076	1.33%	44,165
Amounts due from related parties	1,048,656	—	—
Prepayments and other current assets	1,332,340	0.26%	3,517
Non-current assets:
Other non-current assets	4,813,221	1.07%	51,633
Balance as at December 31, 2020 (in RMB thousands):
	Original amount	Expected credit loss rate	Expected credit loss provision
Current assets:
Trade receivable	1,123,920	3.61%	40,548
Amounts due from related parties	169,288	—	—
Prepayments and other current assets	1,422,403	0.29%	4,097
Non-current assets:
Amounts due from related parties	617	—	—
Other non-current assets	1,561,755	1.28%	20,031
Our expected credit loss rate for trade and notes receivable decreased from 3.61% as at 31 December 2020 to 1.33% as at 30 September 2021, primarily attributable to: (i) the larger portion of auto financing receivables in trade and notes receivable with lower expected credit loss rate considering its risk characteristics and industry-specific factors; and (ii) the better forward-looking factors embedded considering the general recovery of macro-economic factors such as Gross Domestic Product and Consumer Price Index of China.

FINANCIAL INFORMATION

RESULTS OF OPERATIONS
The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes. The operating results in any year are not necessarily indicative of the results that may be expected for any future periods.
	Year Ended December 31,			Nine Months Ended September 30,
	2018	2019	2020	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
				(unaudited)
Revenues:(1)
Vehicle sales	4,852,470	7,367,113	15,182,522	9,008,474	23,954,365	3,717,659
Other sales(3)	98,701	457,791	1,075,411	608,368	2,281,316	354,055
Total revenues	4,951,171	7,824,904	16,257,933	9,616,842	26,235,681	4,071,714
Cost of sales:(2)
Vehicle sales	(4,930,135)	(8,096,035)	(13,255,770)	(8,146,439)	(19,225,123)	(2,983,692)
Other sales	(276,912)	(927,691)	(1,128,744)	(738,929)	(1,888,669)	(293,117)
Total cost of sales	(5,207,047)	(9,023,726)	(14,384,514)	(8,885,368)	(21,113,792)	(3,276,809)
Gross (loss)/profit(4)	(255,876)	(1,198,822)	1,873,419	731,474	5,121,889	794,905
Operating expenses:(2)
Research and development(2)	(3,997,942)	(4,428,580)	(2,487,770)	(1,658,327)	(2,763,336)	(428,863)
Selling, general and administrative(2)	(5,341,790)	(5,451,787)	(3,932,271)	(2,725,465)	(4,519,883)	(701,475)
Other operating (loss)/income, net	—	—	(61,023)	(23,941)	110,158	17,096
Total operating expenses	(9,339,732)	(9,880,367)	(6,481,064)	(4,407,733)	(7,173,061)	(1,113,242)
Loss from operations	(9,595,608)	(11,079,189)	(4,607,645)	(3,676,259)	(2,051,172)	(318,337)
Interest income	133,384	160,279	166,904	89,885	552,772	85,789
Interest expenses	(123,643)	(370,536)	(426,015)	(332,174)	(561,473)	(87,139)
Share of (losses)/profits of equity investees	(9,722)	(64,478)	(66,030)	(32,061)	64,207	9,965
Other (loss)/income, net	(21,346)	66,160	(364,928)	39,854	131,164	20,356
Loss before income tax expenses	(9,616,935)	(11,287,764)	(5,297,714)	(3,910,755)	(1,864,502)	(289,366)
Income tax expense	(22,044)	(7,888)	(6,368)	(4,704)	(9,018)	(1,400)
Net loss(5)	(9,638,979)	(11,295,652)	(5,304,082)	(3,915,459)	(1,873,520)	(290,766)
Other comprehensive (loss)/income
Foreign currency translation adjustment, net of nil tax	(20,786)	(168,340)	137,596	104,920	(168,944)	(26,220)
Total other comprehensive (loss)/income	(20,786)	(168,340)	137,596	104,920	(168,944)	(26,220)
Total comprehensive loss	(9,659,765)	(11,463,992)	(5,166,486)	(3,810,539)	(2,042,464)	(316,986)
Accretion on convertible redeemable preferred shares to redemption value	(13,667,291)	—	—	—	—	—
Accretion on redeemable non-controlling interests to redemption value	(63,297)	(126,590)	(311,670)	(205,864)	(6,519,698)	(1,011,841)

FINANCIAL INFORMATION

	Year Ended December 31,			Nine Months Ended September 30,
	2018	2019	2020	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
				(unaudited)
Net loss attributable to non-controlling interests	41,705	9,141	4,962	2,703	131	20
Comprehensive loss attributable to ordinary shareholders of NIO Inc.	(23,348,648)	(11,581,441)	(5,473,194)	(4,013,700)	(8,562,031)	(1,328,807)

Notes:
(1)
We began generating revenues in June 2018, when we began making deliveries and sales of the ES8. We currently generate revenues from vehicle sales and other sales.

(2)
Share-based compensation expenses were allocated in cost of sales and operating expenses as follows:

	Year Ended December 31,			Nine Months Ended September 30
	2018	2019	2020	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
				(unaudited)
Cost of sales	9,289	9,763	5,564	3,575	22,065	3,424
Research and development expenses	109,124	82,680	51,024	32,595	217,456	33,749
Selling, general and administrative expenses	561,055	241,052	130,506	90,725	373,928	58,033
Total	679,468	333,495	187,094	126,895	613,449	95,206

(3)
Other sales mainly consist of revenues from sales of our service package and energy package, battery upgrade service, automotive regulatory credits, accessories, and a number of embedded products and services offered together with vehicle sales. Embedded products and services include home chargers, vehicle connectivity service, extended warranty and battery swapping service.

(4)
We had gross profit for the first time in 2020, primarily due to the increased revenue from vehicle sales.

(5)
The increase of net loss for the year ended December 31, 2019 compared with the year ended December 31, 2018 was mainly due to the increased gross loss from our sales of vehicles as a result of high cost of sales in the early production stage, and the increase of our research and development expenses. Research and development expenses increased in 2019 mainly due to the increase in design and development expenses, primarily due to the incurrence of incremental design and development costs for the ES6, EC6 and all-new ES8, and the increase in employee compensation as a result of increased number of our research and development employees. The decrease of net loss for the year ended December 31, 2020 was mainly due to the increase of gross profit from increased sales of vehicles, and decrease of operating expenses. The decrease of net loss for the nine months ended September 30, 2021 compared with the corresponding period was mainly due to the increase of gross profit from increased sales of vehicles.

Nine Months Ended September 30, 2021 and 2020
Revenues
Our revenues increased by 172.8% from RMB9,616.8 million in the nine months ended September 30, 2020 to RMB26,235.7 million (US$4,071.7 million) in the nine months ended September 30, 2021, primarily attributable to (i) an increase of vehicle delivery volume in the nine months ended September 30, 2021 as

FINANCIAL INFORMATION

compared to the nine months ended September 30, 2020, (ii) an increase in the average selling price of our vehicles; (iii) an increase in revenue from the sales of automotive regulatory credits; (iv) an increase in other revenue, which was in line with the incremental vehicle sales, and (v) an increase in revenue from the battery upgrade service.
Cost of sales
Our cost of sales increased by 137.6% from RMB8,885.4 million in the nine months ended September 30, 2020 to RMB21,113.8 million (US$3,276.8 million) in the nine months ended September 30, 2021, mainly due to the increase of vehicle delivery volume in the first nine months of 2021.
Gross Profit and Gross Margin
Our gross profit increased significantly from RMB731.5 million in the nine months ended September 30, 2020 to RMB5,121.9 million (US$794.9 million) in the nine months ended September 30, 2021. The increase of gross profit compared to the nine months ended September 30, 2020 was mainly driven by the increase of vehicle delivery volume and vehicle margin.
Gross margin in the nine months ended September 30, 2021 was 19.5%, compared with 7.6% in the nine months ended September 30, 2020. The increase of gross margin as compared to the nine months ended September 30, 2020 was mainly driven by the increase of vehicle margin in the nine months ended September 30, 2021.
Vehicle margin in the nine months ended September 30, 2021 was 19.7%, compared with 9.6% in the nine months ended September 30, 2020. The increase of vehicle margin as compared to the nine months ended September 30, 2020 was mainly driven by the economies of scale achieved as a result of vehicle production and delivery volume increase, and higher average selling price.
Other sales margin in the nine months ended September 30, 2021 was 17.2%, compared with negative 21.5% in the nine months ended September 30, 2020, which was mainly driven by the sales of automotive regulatory credits and the sales of packages.
Accretion on redeemable non-controlling interests to redemption value
Our accretion on redeemable non-controlling interests to redemption value increased from RMB205.9 million for the nine months ended September 30, 2020 to RMB6.5 billion for the nine months ended September 30, 2021, primarily attributable to our redemption of redeemable non-controlling interests in NIO China from certain Hefei Strategic Investors occurred in February and September 2021 with consideration higher than the carrying value of redeemable non-controlling interest.
Years Ended December 31, 2020 and 2019
Revenues
Our revenues increased by 107.8% from RMB7,824.9 million in 2019 to RMB16,257.9 million in 2020, primarily attributable to (i) an increase in the number of vehicles sold in 2020 as compared to 2019, and (ii) an increase in the incremental revenue recognized from user rights and service packages, which was in line with the growth of our vehicle sales.
Cost of sales
Our cost of sales increased by 59.4% from RMB9,023.7 million in 2019 to RMB14,384.5 million in 2020, mainly due to the increase of delivery volume of the ES6, the ES8, and the EC6 in 2020.
Gross Profit/(Loss) and Gross Margin
Gross profit in 2020 was RMB1,873.4 million, representing an increase of RMB3,072.2 million from a gross loss of RMB1,198.8 million in 2019. The increase of gross profit as compared to 2019 was mainly driven by the increase of vehicle delivery volume and vehicle margin.

FINANCIAL INFORMATION

Gross margin for 2020 was 11.5%, compared with negative 15.3% in 2019. The increase of gross margin as compared to 2019 was mainly driven by the increase of vehicle margin in 2020.
Vehicle margin in 2020 was 12.7%, compared with negative 9.9% in 2019. The increase of vehicle margin compared to 2019 was jointly driven by the lower per unit material cost and fixed cost achieved through economies of scale as a result of vehicle delivery and production volume increase.
Other sales margin in 2020 was negative 5%, compared with negative 102.6% in 2019, which was mainly driven by the increase of sales of packages and automotive regulatory credits.
Years Ended December 31, 2019 and 2018
Revenues
Our revenues increased by 58.0% from RMB4,951.2 million in 2018 to RMB7,824.9 million in 2019, primarily attributable to (i) an increase in the number of vehicles sold in 2019, and (ii) an increase in the incremental revenue recognized from user rights and service packages, which was in line with the growth of our vehicle sales.
Cost of sales
Our cost of sales increased by 73.3% from RMB5,207.0 million in 2018 to RMB9,023.7 million in 2019, mainly due to (i) an increase in parts and materials and manufacturing overhead (including depreciation of assets associated with the production) by RMB3,007.3 million; (ii) an increase in manufacturing and processing fees and relevant expenses and compensation to JAC for its operating losses incurred in the amount of RMB199.1 million; and (iii) an increase in labor costs that are associated with sales of service and energy packages by RMB146.0 million.
Gross Loss and Gross Margin
Gross Loss in 2019 was RMB1,198.8 million, representing an increase of RMB942.9 million from a gross loss of RMB255.9 million in 2018. The increase of gross loss compared to 2018 was mainly due to the negative impact of battery recall costs incurred in 2019.
Gross margin in 2019 was negative 15.3%, compared with negative 5.2% in 2018. The decrease of gross margin compared to 2018 was mainly due to the decrease of vehicle margin in 2019.
Vehicle margin in 2019 was negative 9.9%, compared with negative 1.6% in 2018. The decrease of vehicle margin was mainly due to the negative impact of battery recall costs incurred in 2019.
Other sales margin in 2019 was negative 102.6%, compared with negative 180.6% in 2018, which was mainly driven by the increase of sales of packages.
CERTAIN BALANCE SHEET ITEMS
Receivables (trade in nature, including current and non-current portion)
Our receivable primarily includes current and non-current amounts of vehicle sales in relation of government subsidy to be collected from government on behalf of customers, battery installment, auto financing receivables and receivables due from vehicle users and related party, which are trade in nature.
	December 31, 2018	December 31, 2019	December 31, 2020	September 30, 2021
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Receivables – gross	1,331,185	2,095,724	2,531,107	8,281,204	1,285,223
Bad debt provision/Current expected credit loss	—	(85,824)	(55,692)	(84,798)	(13,161)
Receivables – net	1,331,185	2,009,900	2,475,415	8,196,406	1,272,062

FINANCIAL INFORMATION

The following table sets forth an aging analysis of our receivables as of the dates indicated:
	December 31, 2018	December 31, 2019	December 31, 2020	September 30, 2021
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Up to 180 days	1,329,989	1,047,110	1,402,406	6,496,024	1,008,168
181 to 365 days	1,196	532,919	259,822	527,015	81,791
1 to 2 years	—	515,695	597,726	547,252	84,932
Over 2 years	—	—	271,153	710,913	110,332
Total	1,331,185	2,095,724	2,531,107	8,281,204	1,285,223
The following table sets forth the average turnover days of our receivables for the periods indicated:
	Year Ended December 31,			Nine Months Ended September 30,
	2018	2019	2020	2021
Average turnover days of receivables(1)	49.1	79.9	51.9	55.6

Note:
(1)
Turnover days of receivables is derived by dividing the arithmetic mean of the opening and closing balances of receivables for the relevant period by revenue and multiplying by 365 days or the numbers of days for the given period.

Our average receivables turnover days increased in 2019 primarily due to the delayed receipt of payment for the settlement of receivables from certain customers. Our average receivables turnover days decreased in 2020 primarily due to the quick settlement of receivables and increased revenue with cash collection received in advance. Our average receivables turnover days increased in the nine months ended September 30, 2021 primarily due to the increase of auto financing receivables under auto financing arrangement.
Approximately RMB1,793.2 million, or 21.7%, of our receivables as of September 30, 2021 had been subsequently settled as of December 31, 2021. There are no significant recoverability issues for the Group’s trade receivables aged over 180 days as the majority of receivables include amounts of vehicle sales in relation to government subsidy to be collected from government on behalf of customers. However, we have provided current expected credit loss of nil, RMB 85.8 million, RMB 30.9 million and RMB 32.1 million against the carrying value of receivables aged over 180 days as at December 31, 2018, 2019, 2020 and September 30, 2021, respectively, by taking consideration of historical loss and forward looking factors under the current expected credit loss model.
Inventory
Our inventories include raw materials we purchase from suppliers, our finished goods, merchandise and work in progress.

FINANCIAL INFORMATION

Our inventory consists of the following:
	December 31, 2018	December 31, 2019	December 31, 2020	September 30, 2021
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Raw materials	696,005	510,990	579,842	965,624	149,862
Work in process	6,727	1,862	2,995	5,160	801
Finished goods	723,591	291,116	381,387	528,957	82,093
Merchandise	38,916	95,987	121,978	205,394	31,877
Less: write-downs	—	(10,427)	(4,649)	(2,130)	(331)
Total	1,465,239	889,528	1,081,553	1,703,005	264,302
The following table sets forth an aging analysis of our inventories as of the dates indicated:
	December 31, 2018	December 31, 2019	December 31, 2020	September 30, 2021
	RMB	RMB	RMB	RMB	US$
	(in thousands)
Up to 90 days	1,369,590	749,848	998,513	1,528,274	237,184
91 to 180 days	28,922	51,707	23,417	44,831	6,958
181 to 365 days	61,169	77,645	38,369	63,061	9,787
1 to 2 years	5,558	19,282	20,481	16,937	2,629
Over 2 years	—	1,473	5,422	52,032	8,075
Total	1,465,239	899,955	1,086,202	1,705,135	264,633
The following table sets forth the average turnover days of our inventories for the periods indicated:
	Year Ended December 31,			Nine Months Ended September 30,
	2018	2019	2020	2021
Average turnover days of inventories(1)	54.5	47.8	25.2	17.8

Note:
(1)
Calculated using the average of the beginning and ending inventory balances of the period, divided by cost of sales for the period and multiplied by 365 days for a year in respect of the periods indicated.

Our average turnover days decreased in the year ended December 31, 2019 primarily due to improved management of our inventories, and further decreased in the year ended December 31, 2020 and the nine months ended September 30, 2021 primarily due to the acceleration of inventory turnover.
Approximately RMB1,577.5 million, or 92.5%, of our inventories as of September 30, 2021 had been subsequently used or sold as of December 31, 2021.
Short-term investments
Our short-term investments consist primarily of investments in fixed deposits with maturities between three months and one year and investments in money market funds and financial products issued by banks. As of December 31, 2018, 2019, 2020 and September 30, 2021, our short-term investments amounted to RMB5,154.7 million, RMB111.0 million, RMB3,950.7 million and RMB21,706.4 million (US$3,368.8 million), respectively. The increase of short-term investments as of September 30, 2021 compared with December 31, 2020 was primarily due to our increased investments in financial products issued by banks for cash management. For the years ended December 31, 2018, 2019, 2020 and for the nine months ended September 30, 2021, income from these short-term investments amounted to RMB43.3 million, RMB73.8 million, RMB31.8 million and RMB301.8 million (US$46.8 million), respectively.

FINANCIAL INFORMATION

Trade and notes payable
Our trade and notes payable consist primarily of payables of purchase of goods and services in our operations. As of December 31, 2018, 2019, 2020 and September 30, 2021, our trade and notes payable amounted to RMB2,870.0 million, RMB3,111.7 million, RMB6,368.3 million and RMB10,798.3 million (US$1,675.9 million), respectively. The increase of trade and notes payable was mainly due to increased purchase of goods and services in line with our increase business growth.
Accruals and other liabilities
Our accruals and other liabilities consist primarily of payables for purchase of property and equipment, advance from customers, payable for R&D expenses, and payables for marketing events, etc. As of December 31, 2018, 2019, 2020 and September 30, 2021, our accruals and other liabilities amounted to RMB3,383.7 million, RMB4,216.6 million, RMB4,604.0 million and RMB7,290.8 million (US$1,131.5 million), respectively. The increase of accruals and other liabilities as at December 31, 2019 compared with December 31, 2018 was mainly due to increased payable for R&D expenses and payables for purchase of property and equipment. The increase of accruals and other liabilities as at December 31, 2020 compared with December 31, 2019 was mainly due to increased payable to employees for options exercised and advance from customers, slightly offset by decrease of payables for purchase of property and equipment. The increase of accruals and other liabilities as at September 30, 2021 compared with December 31, 2020 was mainly due to the payables for repurchase of redeemable non-controlling interests and salaries and benefits payable, slightly offset by decrease of payable to employees for options exercised.
LIQUIDITY AND CAPITAL RESOURCES
Cash Flows and Working Capital
We had net cash used in operating activities of RMB7,911.8 million and RMB8,721.7 million in 2018 and 2019, respectively, and net cash provided by operating activities of RMB1,950.9 million in 2020. We had net cash used in operating activities of RMB196.7 million in the nine months ended September 30, 2020, and net cash provided by operating activities of RMB335.8 million (US$52.1 million) in the nine months ended September 30, 2021. Our principal sources of liquidity have been proceeds from issuances of equity securities, our notes offering, cash flow from business operations and our bank facilities.
As of December 31, 2020 and September 30, 2021, we had a total of RMB42,454.3 million and RMB46,957.0 million (US$7,287.6 million), respectively, in cash and cash equivalents, restricted cash and short-term investments. As of November 30, 2021, we had a total of RMB56,534.1 million in cash and cash equivalents, restricted cash and short-term investments. As of December 31, 2020 and September 30, 2021, 83.8% and 52.1%, respectively, of our cash and cash equivalents and restricted cash (including non-current restricted cash) were denominated in US$ and held in PRC, Hong Kong and United States, and the other cash and cash equivalents and restricted cash (including non-current restricted cash) were mainly denominated in Renminbi and held in the PRC. Our cash and cash equivalents consist primarily of cash on hand, time deposits and highly liquid investments placed with banks, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.
As of September 30, 2021, the total size of our bank facilities was RMB25,440.0 million (US$3,948.2 million), of which RMB5,360.0 million (US$831.9 million), RMB1,070.0 million (US$166.1 million) and RMB342.5 million (US$53.2 million) were utilized for borrowing, letters of guarantee and banker’s acceptance, respectively.
As of December 31, 2020 and September 30, 2021, we had RMB5,938.3 million and RMB9,826.6 million (US$1,525.1 million), respectively, in total long-term borrowings outstanding, consisting primarily of the 2024 Notes, 2026 Notes and 2027 Notes, portions of the Affiliate Notes, and our long-term bank debt.
As of November 30, 2021, we had RMB9,829.0 million, in total long-term borrowings outstanding, consisting primarily of the 2026 Notes and 2027 Notes, portions of the asset-backed securities, and our long-term bank debt.

FINANCIAL INFORMATION

The 2021 Notes bore zero interest and matured in February 2021. Prior to maturity, the holders of the 2021 Notes had the right to convert either all or part of the principal amount of the 2021 Notes into Class A ordinary shares (or ADSs) of our Company pursuant to conversion price and conditions as set forth in the respective convertible notes purchase agreements. All of the 2021 Notes had been converted to ADSs as of December 31, 2020.
The 2024 Notes are unsecured debt and are not redeemable by us prior to the maturity date except for certain changes in tax law. In accordance with the indenture governing the 2024 Notes, or the 2024 Notes Indenture, holders of the 2024 Notes may require us to purchase all or any portion of their notes on February 1, 2022 at a repurchase price equal to 100% of the principal amount of the 2024 Notes to be repurchased, plus accrued and unpaid interest. Holders of the 2024 Notes may also require us, upon a fundamental change (as defined in the 2024 Notes Indenture), to repurchase for cash all or part of their 2024 Notes at a fundamental change repurchase price equal to 100% of the principal amount of the 2024 Notes to be repurchased, plus accrued and unpaid interest. The holders of the 2024 Notes may convert their notes to a number of our ADSs at their option at any time prior to the close of business on the second business day immediately preceding the maturity date pursuant to the 2024 Notes indenture, at a conversion rate of 105.1359 ADSs per US$1,000 principal amount of the 2024 Notes. The 2024 Notes that are converted in connection with a make-whole fundamental change (as defined in the 2024 Notes Indenture) may be entitled to an increase in the conversion rate for such 2024 Notes. In connection with the issuance of the 2024 Notes, we entered into capped call transactions and zero-strike call option transactions. Satisfying the obligations of the 2024 Notes could adversely affect the amount or timing of any distributions to our shareholders. As of the Latest Practicable date, approximately US$164 million principal amount of the 2024 Notes were outstanding. We may choose to satisfy, repurchase, or refinance the 2024 Notes through public or private equity or debt financings if we deem such financings available on favorable terms.
In January 2021, we issued US$750 million aggregate principal amount of 0.00% convertible senior notes due 2026, or the 2026 Notes, and US$750 million aggregate principal amount of 0.50% convertible senior notes due 2027, or the 2027 Notes. The 2026 Notes and the 2027 Notes are unsecured debt. The 2026 Notes will not bear interest, and the principal amount of the 2026 Notes will not accrete. The 2027 Notes will bear interest at a rate of 0.50% per year. The 2026 Notes will mature on February 1, 2026 and the 2027 Notes will mature on February 1, 2027, unless repurchased, redeemed or converted in accordance with their terms prior to such date. Prior to August 1, 2025, in the case of the 2026 Notes, and August 1, 2026, in the case of the 2027 Notes, the 2026 Notes and the 2027 Notes, as applicable, will be convertible at the option of the holders only upon satisfaction of certain conditions and during certain periods. Holders may convert their 2026 Notes or 2027 Notes, as applicable, at their option at any time on or after August 1, 2025, in the case of the 2026 Notes, or August 1, 2026, in the case of the 2027 Notes, until the close of business on the second scheduled trading day immediately preceding the relevant maturity date. Upon conversion, we will pay or deliver to such converting holders, as the case may be, cash, ADSs, or a combination of cash and ADSs, at our election. The initial conversion rate of the 2026 Notes is 10.7458 ADSs per US$1,000 principal amount of such 2026 Notes. The initial conversion rate of the 2027 Notes is 10.7458 ADSs per US$1,000 principal amount of such 2027 Notes. The relevant conversion rate for such series of the 2026 Notes and the 2027 Notes is subject to adjustment upon the occurrence of certain events. Holders of the 2026 Notes and the 2027 Notes may require us to repurchase all or part of their 2026 Notes and 2027 Notes for cash on February 1, 2024, in the case of the 2026 Notes, and February 1, 2025, in the case of the 2027 Notes, or in the event of certain fundamental changes, at a repurchase price equal to 100% of the principal amount of the 2026 Notes or the 2027 Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the relevant repurchase date. In addition, on or after February 6, 2024, in the case of the 2026 Notes, and February 6, 2025, in the case of the 2027 Notes, until the 20th scheduled trading day immediately prior to the relevant maturity date, we may redeem the 2026 Notes or the 2027 Notes, as applicable for cash subject to certain conditions, at a redemption price equal to 100% of the principal amount of the 2026 Notes or the 2027 Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the relevant optional redemption date. Furthermore, we may redeem all but not part of the 2026 Notes or the 2027 Notes in the event of certain changes in the tax laws. Satisfying the obligations of the 2026 Notes and the 2027 Notes could adversely affect the amount or timing

FINANCIAL INFORMATION

of any distributions to our shareholders. We may choose to satisfy, repurchase, or refinance the 2026 Notes or the 2027 Notes through public or private equity or debt financings if we deem such financings available on favorable terms.
Shortly after the pricing of the 2026 Notes and the 2027 Notes in January 2021, we entered into separate and individually privately negotiated agreements with certain holders of the 2024 Notes to exchange approximately US$581.7 million principal amount of the outstanding 2024 Notes for ADSs (each, a “2024 Notes Exchange” and collectively, the “2024 Notes Exchanges”). The 2024 Notes Exchanges closed on January 15, 2021. In connection with the 2024 Notes Exchanges, we also entered into agreements with certain financial institutions that are parties to our existing capped call transactions (which we had entered into in February 2019 in connection with the issuance of the 2024 Notes) shortly after the pricing of the 2026 Notes and the 2027 Notes to terminate a portion of the relevant existing capped call transactions in a notional amount corresponding to the portion of the principal amount of such 2024 Notes exchanged. In connection with such terminations of the existing capped call transactions, we received deliveries of ADSs in such amounts as specified pursuant to such termination agreements on January 15, 2021.
The Affiliate Notes issued in the first tranche matured in 360 days, bore no interest, and required us to pay a premium at 2% of the principal amount at maturity. The Affiliate Notes issued in the second tranche will mature in three years, bear no interest, and require us to pay a premium at 6% of the principal amount at maturity. The 360-day Affiliate Notes are convertible into our Class A ordinary shares (or ADSs) at a conversion price of US$2.98 per ADS at the holder ’s option from the 15th day immediately prior to maturity, and the three-year convertible notes are convertible into our Class A ordinary shares (or ADSs) at a conversion price of US$3.12 per ADS at the holder ’s option from the first anniversary of the issuance date. The holders of the three-year Affiliate Notes will have the right to require us to repurchase for cash all of the convertible notes or any portion thereof on February 1, 2022. As of December 31, 2020, the 360-day Affiliate Notes issued to each of an affiliate of Tencent Holdings Limited and Mr. Bin Li have been converted to Class A ordinary shares and the three-year Affiliate Notes issued to the wholly owned company of Mr. Bin Li have been converted to ADSs.
Based on the outstanding principal amount of the convertible notes and the highest conversion rate under each of the relevant indenture, the maximum number of ADSs that would be issued in connection with the outstanding convertible notes is approximately 52 million.
We have been applying a variety of methods to manage our working capital. We use just-in-time, pull-production system to control the inventory level of the components. We adopt made-to-order model and do not maintain a high level of inventories of vehicles. We aim to fulfill orders and deliver vehicles to our users within 21 to 28 days from the date users place their orders. We manage the payment term policy to suppliers to improve our cash position. For most of our suppliers, the payment term ranges from 30 to 90 days. Meanwhile, payment methods can be a combination of cash and notes payable.

FINANCIAL INFORMATION

As of November 30, 2021, we had net current assets as below:
November 30, 2021
RMB
(in thousands)
Current assets:
Cash and cash equivalents	16,245,960
Restricted cash.	2,933,168
Short-term investment .	37,354,957
Trade and notes receivable	3,413,299
Amounts due from related parties	1,943,237
Inventory	2,048,893
Prepayments and other current assets	1,535,664
Expected credit loss provision – current .	(46,476)
Total current assets	65,428,702
Current liabilities:
Short-term borrowings	5,630,000
Trade and notes payable	11,548,443
Amounts due to related parties	658,504
Taxes payable .	287,086
Current portion of operating lease liabilities .	743,613
Current portion of long-term borrowings	2,191,671
Accruals and other liabilities	7,923,686
Total current liabilities	28,983,003
Net current assets	36,445,699
Our net current assets were RMB36,445.7 million as of November 30, 2021, as compared to our net current assets of RMB27,711.8 million as of September 30, 2021, primarily due to an increase in cash and cash equivalents, restricted cash and short-term investment of RMB9,577.0 million, as a whole, mainly as a result of our at-the-market equity offering program completed in November 2021.
We operate with continuous loss. As of the date hereof, the cash contribution obligations of us and the Hefei Strategic Investors have all been fulfilled, and we hold 92.114% controlling equity interests in NIO China. For details on the cash investment installments, please see “Business — Certain Other Cooperation Arrangements — Hefei Strategic Investors.” We believe that our current cash and cash equivalents, short-term investment and cash generated from operations will be sufficient to support our continuous operations and to meet our payment obligations when liabilities fall due for the next 12 months. We may, however, decide to enhance our liquidity position or increase our cash reserve for future investments or operations through additional capital and finance funding. The issuance and sale of additional equity would result in further dilution to our shareholders. The incurrence of indebtedness would result in increased fixed obligations and could result in operating covenants that would restrict our operations.
Borrowings
As of December 31, 2020, our total borrowings, including current borrowings and non-current borrowings, were RMB7,868.8 million, primarily consisting of convertible notes of RMB5,196.5 million, bank loans of RMB2,234.3 million and loan from investors of RMB438.0 million. As of September 30, 2021, our total borrowings, including current borrowings and non-current borrowings, were RMB16.7 billion

FINANCIAL INFORMATION

(US$2.6 billion), primarily consisting of convertible notes of RMB10.8 billion (US$1.7 billion), bank loans of RMB5,402.1 million (US$838.4 million), and loan from joint investor of RMB451.6 million (US$70.1 million). As of November 30, 2021, our total borrowings, including current borrowings and non-current borrowings, were RMB17.7 billion, primarily consisting of convertible notes of RMB10.7 billion, bank loans of RMB5,715 million, asset-backed securities of RMB806.8 million and loan from joint investor of RMB454.6 million.
The following table sets forth a summary of our cash flows for the periods indicated.
	Year Ended December 31,			Nine Months Ended September 30,
	2018	2019	2020	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
				(unaudited)
Summary of Consolidated Cash Flow Data:
Net cash (outflow used in)/inflow generated from operating activities before movements in working capital	(8,417,422)	(9,158,543)	(2,878,979)	(2,506,151)	182,899	28,385
Changes in operating assets and liabilities	505,654	436,837	4,829,873	2,309,439	152,935	23,736
Net cash (used in)/provided by operating activities	(7,911,768)	(8,721,706)	1,950,894	(196,712)	335,834	52,121
Net cash (used in)/provided by investing activities	(7,940,843)	3,382,069	(5,071,060)	(3,661,405)	(21,135,057)	(3,280,110)
Net cash provided by financing activities	11,603,092	3,094,953	41,357,435	22,515,102	7,528,360	1,168,383
Effects of exchange rate changes on, cash equivalents and restricted cash	(56,947)	10,166	(682,040)	(91,270)	20,738	3,218
Net (decrease)/increase in cash, cash equivalents and restricted cash	(4,306,466)	(2,234,518)	37,555,229	18,565,715	(13,250,125)	(2,056,388)
Cash, cash equivalents and restricted cash at beginning of the year/period	7,530,853	3,224,387	989,869	989,869	38,545,098	5,982,105
Cash, cash equivalents and restricted cash at end of the year/period	3,224,387	989,869	38,545,098	19,555,584	25,294,973	3,925,717
Operating Activities
Net cash provided by operating activities was RMB335.8 million (US$52.1 million) in the nine months ended September 30, 2021, primarily attributable to a net loss of RMB1,873.5 million (US$290.8 million), adjusted for (i) non-cash items of RMB2,056.4 million (US$319.2 million), which primarily consisted of depreciation and amortization of RMB1,145.5 million (US$177.8 million), share-based compensation expenses of RMB613.4 million (US$95.2 million), expected credit loss expense of RMB38.3 million (US$5.9 million) and amortization of right-of-use assets of RMB439.2 million (US$68.2 million), partially offset by foreign exchange gain of RMB122.1 million (US$18.9 million) and share of profits of equity investees of RMB64.2 million (US$10.0 million), (ii) a net decrease in operating assets and liabilities by RMB152.9 million (US$23.7 million), which was primarily attributable to an increase in trade and notes payable of RMB4,493.8 million (US$697.4 million), an increase of accruals and other liabilities of RMB1,117.3 million (US$173.4 million), a decrease in prepayments and other current assets of RMB198.3 million (US$30.8 million), which was partially offset by, among others, an increase of long-term receivables of RMB2,175.2 million (US$337.6 million), an increase in trade and notes receivable of RMB2,201.9 million (US$341.7 million), an increase in other non-current assets of RMB952.6 million (US$147.8 million) and an increase in inventory of RMB629.2 million (US$97.7 million).
Net cash provided by operating activities was RMB1,950.9 million in 2020, primarily attributable to a net loss of RMB5,304.1 million, adjusted for (i) non-cash items of RMB2,425.1 million, which primarily consisted of

FINANCIAL INFORMATION

depreciation and amortization of RMB1,046.5 million, amortization of right-of-use assets of RMB499.2 million, share-based compensation expenses of RMB187.1 million and foreign exchange loss of RMB457.4 million, (ii) a net decrease in operating assets and liabilities by RMB4,829.9 million, which was primarily attributable to an increase in trade and notes payable of RMB3,256.6 million, an increase in accruals and other liabilities of RMB836.5 million, an increase in amount due to related parties of RMB465.5 million, an increase in other non-current liabilities of RMB665.6 million, an increase in trade and notes receivable of RMB2,201.9 million, an increase in amount due from related parties of RMB878.7 million, an increase in other non-current asset of RMB952.6 million and an increase in inventory of RMB197.8 million, which was partially offset by, among others, a decrease in operating lease liabilities of RMB448.5 million.
Net cash used in operating activities was RMB8,721.7 million in 2019, primarily attributable to a net loss of RMB11,295.7 million, adjusted for (i) non-cash items of RMB2,137.1 million, which primarily consisted of depreciation and amortization of RMB998.9 million and share-based compensation expenses of RMB333.5 million, and (ii) a net decrease in operating assets and liabilities by RMB436.8 million, which was primarily attributable to a decrease in inventory by RMB569.2 million, and an increase in accruals and other liabilities by RMB658.9 million, consisting primarily of research and development services, advance payments from ES8 and ES6 customers, salary and benefits payable and accounts payable in connection with marketing events. Net cash used in operating activities was partially offset by, among others, an increase in trade receivables by RMB681.6 million primarily consisting of an increase in the government subsidies relating to our vehicle sales, and payment of operating lease liabilities by RMB345.3 million.
Net cash used in operating activities was RMB7,911.8 million in 2018, primarily attributable to a net loss of RMB9,639.0 million, adjusted for (i) non-cash items of RMB1,221.6 million, which primarily consisted of share-based compensation expenses of RMB679.5 million and depreciation and amortization of RMB474.2 million, and (ii) a net decrease in operating assets and liabilities of RMB505.7 million, which was primarily attributable to an increase in trade payables of RMB2,635.7 million, consisting primarily of accounts payable relating to the purchase of inventory; an increase in accruals and other liabilities of RMB1,360.5 million, consisting primarily of research and development services, advance payments from ES8 customers, salary and benefits payable and accounts payable in connection with marketing events; and an increase in other non-current liabilities of RMB291.1 million, consisting primarily of rental payables, partially offset by, among others, an increase in inventory of RMB1,375.9 million, primarily related to purchase of raw materials, works in progress and finished goods; an increase in prepayments and other current assets of RMB835.6 million, consisting primarily of deductible value-added tax and prepaid expenses; an increase in trade receivables of RMB756.5 million, primarily consisting of an increase in the government subsidies relating to our vehicle sales and an increase in long-term receivables of RMB574.7 million, primarily resulting from battery payment installment arrangement with customers, and an increase in other non-current assets of RMB658.0 million.
Investing Activities
Net cash used in investing activities was RMB21,135.1 million (US$3,280.1 million) in the nine months ended September 30, 2021, primarily attributable to (i) purchases of short-term investments of RMB88,161.8 million (US$13,682.5 million), and (ii) purchase of property, plant and equipment and intangible assets of RMB2,394.9 million (US$371.7 million), partially offset by proceeds from sale of short-term investments of RMB70,364.5 million (US$10,920.4 million).
Net cash used in investing activities was RMB5,071.1 million in 2020, primarily attributable to (i) purchases of short-term investments of RMB7,594.1 million, (ii) purchase of property, plant and equipment and intangible assets of RMB1,127.7 million, and (iii) acquisition of equity investees of RMB250.8 million, partially offset by (i) proceeds from sale of short-term investments of RMB3,738.5 million, and (ii) proceeds from disposal of property and equipment of RMB163.1 million.
Net cash provided by investing activities was RMB3,382.1 million in 2019, primarily attributable to (i) proceeds from sale of short-term investments of RMB7,246.5 million, and (ii) proceeds from disposal of equity investees of RMB76.7 million, partially offset by (i) purchases of short-term investments of RMB2,202.8 million, and (ii) purchase of property, plant and equipment and intangible assets of RMB1,706.8 million.

FINANCIAL INFORMATION

Net cash used in investing activities was RMB7,940.8 million in 2018, primarily attributable to (i) purchases of short-term investments of RMB8,090.7 million, (ii) purchases of property, plant and equipment and intangible assets of RMB2,644.0 million and (iii) acquisition of equity investees of RMB110.9 million, partially offset by the proceeds from sale of short-term investments of RMB2,936.0 million.
Financing Activities
Net cash provided by financing activities was RMB7,528.4 million (US$1,168.4 million) in the nine months ended September 30, 2021, primarily attributable to (i) proceeds from issuance of convertible promissory note of RMB9,560.8 million (US$1,483.8 million), (ii) proceeds from borrowings of RMB4,380.0 million (US$679.8 million), (iii) net proceeds from issuance of ordinary shares of RMB602.8 million (US$93.6 million), and (iv) proceeds from exercise of stock options of RMB123.3 million (US$19.1 million), partially offset by (i) redemption of redeemable non-controlling interests of RMB6,000.0 million (US$931.2 million), (ii) repayments of borrowings-third party of RMB1,212.3 million (US$188.1 million), and (iii) principal payments on finance lease of RMB25.2 million (US$3.9 million).
Net cash provided by financing activities was RMB41.4 billion in 2020, primarily attributable to (i) proceeds from issuance of ordinary shares, net of RMB34,607.1 million, (ii) capital injection from redeemable non-controlling interests holders of RMB5,000.0 million, (iii) proceeds from issuance of convertible promissory note-third parties of RMB3,014.6 million, (iv) proceeds from issuance of convertible promissory note-related parties of RMB90.5 million, (v) proceeds from borrowings from third parties of RMB1,605.5 million, and (vi) proceeds from borrowings from related parties of RMB260.0 million, partially offset by (i) repurchase of redeemable non-controlling interests of RMB2,071.5 million, (ii) repayments of borrowings from third parties of RMB964.8 million, and (iii) repayments of borrowings from related parties of RMB285.8 million.
Net cash provided by financing activities was RMB3,095.0 million in 2019, primarily attributable to (i) proceeds from issuance of convertible promissory note-third parties of RMB2,802.0 million, (ii) proceeds from issuance of convertible promissory note-related parties of RMB1,520.4 million, (iii) the proceeds from borrowings from third parties of RMB1,350.8 million, and (iv) the proceeds from borrowings from related parties of RMB25.8 million, partially offset by repayments of borrowings of RMB2,611.0 million.
Net cash provided by financing activities was RMB11,603.1 million in 2018, primarily attributable to (i) the proceeds from the issuance of ordinary shares in our initial public offering of RMB7,531.0 million; (ii) the proceeds from the issuance of redeemable non-controlling interests of RMB1,265.9 million in connection with the issuance by a wholly-owned subsidiary of us of redeemable preferred shares to certain third party strategic investors and (iii) the proceeds from borrowings from third parties of RMB2,668.5 million.
HOLDING COMPANY STRUCTURE
NIO Inc. is a holding company with no material operations of its own. We conduct a portion of our operations through our PRC subsidiaries, and, to a lesser extent, our variable interest entity and its subsidiaries in China. As a result, our ability to pay dividends depends significantly upon dividends paid by our PRC subsidiaries. If our existing PRC subsidiaries or any newly formed ones incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our wholly foreign-owned subsidiaries in China are permitted to pay dividends to us only out of their retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, each of our subsidiaries and our variable interest entity and its subsidiaries in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, each of our wholly foreign-owned subsidiaries in China may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion funds, staff bonuses and welfare funds at its discretion, and our variable interest entity may allocate a portion of its after-tax profits based on PRC accounting standards to a discretionary surplus fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends. Remittance of dividends by a wholly foreign-owned company out of China is subject to examination by the banks designated

FINANCIAL INFORMATION

by the SAFE. Our PRC subsidiaries have not paid dividends and will not be able to pay dividends until they generate accumulated profits and meet the requirements for statutory reserve funds. Our VIEs that existed as of September 30, 2021 did not have any material assets or liabilities as of September 30, 2021. In the future we expect Beijing NIO to focus on value-added telecommunications services, including, without limitation, performing internet services, operating our website and our mobile application as well as holding certain related licenses.
CONTRACTUAL OBLIGATIONS
The following table sets forth our contractual obligations as of November 30, 2021:
	Payment due by period
	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
	(in RMB thousands)
Capital commitments	3,115,824	2,502,222	591,375	15,522	6,705
Operating lease obligations	3,666,245	1,026,275	1,247,761	595,003	797,206
Finance lease obligations .	66,040	31,531	34,360	149	—
Short-term and long-termborrowings	6,170,060	6,124,480	45,580	—	—
Interest on bank borrowings	118,797	117,343	1,454	—	—
Convertible notes with principal and interest	10,965,621	1,288,868	47,846	4,832,396	4,796,511
Asset-backed securities	837,639	485,226	352,413	—	—
Total	24,940,226	11,575,945	2,320,789	5,443,070	5,600,422
Capital commitments are commitments in relation to the purchase of property and equipment including leasehold improvements. Operating lease obligations consist of leases in relation to certain offices and buildings, NIO Houses and other property for our sales and after-sales network.
Other than those shown above, we did not have any significant capital and other commitments, long-term obligations, mortgages and charges, or guarantees as of November 30, 2021.
As of September 30, 2021 and the Latest Practicable Date, for the purpose of indebtedness, save as disclosed in the accountant’s report for the years ended December 31, 2018, 2019 and 2020 and the nine the months ended September 30, 2021, we did not have significant contingent liabilities.
As of September 30, 2021 and November 30, 2021, save as disclosed in this section, we did not have any significant bank overdrafts, loans and other similar indebtedness, liabilities under acceptances or acceptance credits, debentures, mortgages, charges hire purchase commitments or other outstanding material contingent liabilities.
NO MATERIAL ADVERSE CHANGE
After due and careful consideration, our directors confirm that, up to the date hereof and save as disclosed herein, there has not been any material adverse change in our financial or trading position or prospects since September 30, 2021, and there is no event since September 30, 2021 which would materially affect the information shown in the accountant’s report for the years ended December 31, 2018, 2019 and 2020 and the nine the months ended September 30, 2021.

RELATED PARTY TRANSACTIONS

The following section sets forth supplemental information concerning connected transactions pursuant to the Hong Kong Listing Rules. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in our 2020 Form 20-F.

We are seeking a listing on the Hong Kong Stock Exchange pursuant to Chapter 19C of the Hong Kong Listing Rules by way of Introduction. Pursuant to Rule 19C.11 of the Hong Kong Listing Rules, Chapter 14A of the Hong Kong Listing Rules, governing connected transactions, does not apply to us. The following discussion of related party transactions has been prepared pursuant to the requirements of Form 20-F of the SEC, and is included in this document for disclosure purposes only.

CONTRACTUAL ARRANGEMENTS
PRC laws limit foreign ownership of companies engaged in new energy vehicle manufacturing and other related businesses in China. Due to these restrictions, we operate our relevant business through contractual arrangements with the variable interest entity. See “Contractual Arrangements.”
SHAREHOLDERS AGREEMENT
We entered into a shareholders agreement and a right of first refusal and co-sale agreement on November 10, 2017 with our shareholders, which consist of holders of ordinary shares and preferred shares.
The shareholders agreement and right of first refusal and co-sale agreement (i) provide for certain special rights, including right of first refusal, co-sale rights and preemptive rights and (ii) contain provisions governing board of directors and other corporate governance matters. Those special rights, as well as the corporate governance provisions, automatically terminated upon the closing of the initial public offering of our ADSs on September 12, 2018.
Pursuant to our shareholders agreement dated November 10, 2017, we have granted certain registration rights to our shareholders. Set forth below is a description of the registration rights granted under the agreement.
(a)
Demand Registration Rights. Holders holding 10% or more of the voting power of the then outstanding registrable securities held by all holders are entitled to request in writing that we effect a registration statement for any or all of the registrable securities of the initiating holders. We have the right to defer filing of a registration statement for a period of not more than 90 days if our board of directors determines in good faith judgment that filing of a registration statement in the near future will be materially detrimental to us or our shareholders, but we cannot exercise the deferral right on any one occasion or more than once during any twelve-month period and cannot register any other securities during such period. We are not obligated to effect more than two demand registrations. Further, if the registrable securities are offered by means of an underwritten offering, and the managing underwriter advises us that marketing factors require a limitation of the number of securities to be underwritten, the underwriters may decide to exclude up to 75% of the registrable securities requested to be registered but only after first excluding all other equity securities from the registration and underwritten offering, provided that the number of shares to be included in the registration on behalf of the non-excluded holders is allocated among all holders in proportion to the respective amounts of registrable securities requested by such holders to be included.

(b)
Registration on Form F-3 or Form S-3. Any holder is entitled to request us to file a registration statement on Form F-3 or Form S-3 if we qualify for registration on Form F-3 or Form S-3. The holders are entitled to an unlimited number of registrations on Form F-3 or Form S-3 so long as such registration offerings are in excess of US$5.0 million. We have the right to defer filing of a registration statement for a period of not more than 60 days if our board of directors determines in good faith judgment that filing of a registration statement in the near future will be materially detrimental to us or our shareholders, but we cannot exercise the deferral right on any one occasion or more than once during any twelve-month period and cannot register any other securities during such period.

RELATED PARTY TRANSACTIONS

(c)
Piggyback Registration Rights. If we propose to register for our own account any of our equity securities, or for the account of any holder, other than current shareholders, of such equity securities, in connection with the public offering, we shall offer holders of our registrable securities an opportunity to be included in such registration. If the underwriters advise in writing that market factors require a limitation of the number of registrable securities to be underwritten, the underwriters may exclude up to 75% of the registrable securities requested to be registered but only after first excluding all other equity securities (except for securities sold for the account of our company) from the registration and underwriting, provided that the number of shares to be included in the registration on behalf of the non-excluded holders is allocated among all holders in proportion to the respective amounts of registrable securities requested by such holders to be included.

(d)
Expenses of Registration. We will bear all registration expenses, other than the underwriting discounts and selling commissions applicable to the sale of registrable securities, incurred in connection with registrations, filings or qualification pursuant to the shareholders agreement.

(e)
Termination of Obligations. We have no obligation to effect any demand, piggyback, Form F-3 or Form S-3 registration upon the earlier of (i) the tenth anniversary from the date of closing of a Qualified IPO as defined in the shareholders agreement, and (ii) with respect to any holder, the date on which such holder may sell without registration, all of such holder ’s registrable securities under Rule 144 of the Securities Act in any 90-day period.

OTHER RELATED PARTY TRANSACTIONS
Issuance of convertible notes
In September 2019, we issued US$200 million principal amount of convertible notes to Huang River Investment Limited, an affiliate of Tencent Holdings Limited, and Mr. Bin Li, our founder, chairman of the board of directors and chief executive officer, collectively the Affiliate Notes. Huang River Investment Limited and Mr. Bin Li each subscribed for US$100 million principal amount of the Affiliate Notes, each in two equally split tranches. The Affiliate Notes issued in the first tranche will mature in 360 days, bear no interest, and require us to pay a premium at 2% of the principal amount at maturity. The Affiliate Notes issued in the second tranche will mature in three years, bear no interest, and require us to pay a premium at 6% of the principal amount at maturity. The 360-day Affiliate Notes will be convertible into our Class A ordinary shares (or ADSs) at a conversion price of US$2.98 per ADS at the holder ’s option from the 15th day immediately prior to maturity, and the three-year Affiliate Notes will be convertible into our Class A ordinary shares (or ADSs) at a conversion price of US$3.12 per ADS at the holder ’s option from the first anniversary of the issuance date. As of December 31, 2020, the 360-day Affiliate Notes issued to each of an affiliate of Tencent Holdings Limited and Mr. Bin Li have been converted to Class A ordinary shares and the three-year Affiliate Notes issued to the wholly owned company of Mr. Bin Li have been converted to ADSs.
In February 2019, we issued US$750 million aggregate principal amount of 4.50% convertible senior notes due 2024, or the 2024 Notes. The 2024 Notes are unsecured debt and are not redeemable by us prior to the maturity date except for certain changes in tax law. The holders of the 2024 Notes may convert their notes to a number of our ADSs at their option at any time prior to the close of business on the second business day immediately preceding the maturity date pursuant to the 2024 Notes indenture. The 2024 Notes that are converted in connection with a make-whole fundamental change (as defined in the 2024 Notes Indenture) may be entitled to an increase in the conversion rate for such 2024 Notes. Huang River Investment Limited subscribed for US$30 million aggregate principal amount of the 2024 Notes. As of December 2020, the amount of interest payable to Huang River Investment Limited for the 2024 Notes was US$0.5 million.
Sales of goods and services agreements
In 2020 and for the nine months ended September 30, 2021, we provided sales of goods to our affiliates, including Wuhan Weineng Battery Assets Co., Ltd., Beijing Bit Ep Information Technology Co., Ltd., Beijing Yiche Interactive Advertising Co., Ltd., Beijing Yiche Information Science and Technology Co., Ltd.,

RELATED PARTY TRANSACTIONS

Shanghai Weishang Business Consulting Co., Ltd., Beijing Bitauto Interactive Technology Co., Ltd. and Kunshan Siwopu Intelligent Equipment Co., Ltd., and we received total sales of goods of RMB298.5 million and RMB2,797.6 million (US$434.2 million), respectively.
In 2019 and 2020, we received IT support services from Beijing Yiche Information Science and Technology Co., Ltd., a company significantly influenced by Bin Li, and incurred expenses of IT support services of RMB0.5 million and RMB0.3 million, respectively.
In 2018, 2019, 2020 and for the nine months ended September 30, 2021, we received marketing and advertising services from Beijing Xinyi Hudong Guanggao Co., Ltd., Beijing Chehui Hudong Guanggao Co., Ltd., Bite Shijie (Beijing) Keji Co., Ltd., Beijing Yiche Interactive Advertising Co., Ltd., Shanghai Yiju Information Technology Co., Ltd., Tianjin Boyou Information Technology Co., Ltd. and Beijing Bit Ep Information Technology Co., Ltd., and we incurred expenses of marketing and advertising services RMB38.0 million, RMB79.3 million, RMB138.2 million and RMB4.5 million (US$0.7 million), respectively. Beijing Yiche Interactive Advertising Co., Ltd., Shanghai Yiju Information Technology Co., Ltd., Tianjin Boyou Information Technology Co., Ltd. and Beijing Bit Ep Information Technology Co., Ltd. are controlled by our principal shareholders. In December 2020, Mr. Bin Li resigned as chairman of the Board in Beijing Bitauto Interactive Technology Co., Ltd. Since then, Beijing Bitauto Interactive Technology Co., Ltd., Beijing Xinyi Hudong Guanggao Co., Ltd., Bite Shijie (Beijing) Keji Co., Ltd. and Beijing Chehui Hudong Guanggao Co., Ltd. are no longer controlled by Mr. Bin Li, and are no longer our related parties.
In 2018, 2019, 2020 and for the nine months ended September 30, 2021, we provided property management, administrative support, design and research and development services to our affiliates and companies controlled by our principal shareholders, including Shanghai NIO Hongling Investment Management Co., Ltd., Shanghai Weishang Business Consulting Co., Ltd., Nanjing Weibang Transmission Technology Co., Ltd., Beijing Weixu Business Consulting Co., Ltd. and Wuhan Weineng Battery Assets Co., Ltd., and we received total service income of RMB3.6 million, RMB4.2 million, RMB1.6 million and RMB39.3 million (US$6.1 million), respectively.
In 2018, 2019, 2020 and for the nine months ended September 30, 2021, we paid a total of RMB132.2 million, RMB132.5 million, RMB174.7 million and RMB84.9 million (US$13.2 million), respectively, for the cost of manufacturing consignment to Suzhou Zenlead XPT New Energy Technologies Co., Ltd., or Suzhou Zenlead. Suzhou Zenlead is an affiliate of ours.
In 2018, we accrued and paid a total of RMB8.1 million to Baidu Capital L.P., a former shareholder of our company, representing the interest expenses we agreed to bear for the bridge loan provided by a third party.
In 2018, we made a payment of RMB2.8 million to a supplier on behalf of Nanjing Weibang Transmission Technology Co., Ltd., one of our affiliates. As of December 31, 2020, the amount receivable has been fully repaid.
In 2018, 2019, 2020 and for the nine months ended September 30, 2021, we received research and development and maintenance services from Kunshan Siwopu, Xunjie Energy (Wuhan) Co., Ltd. and Suzhou Zenlead, and paid a total of RMB17.2 million, RMB0.3 million, RMB3.4 million and RMB13.0 million (US$2.0 million), respectively.
Loan agreements
In 2019, we borrowed RMB25.8 million principal amount of loan from Beijing Changxing Information Technology Co., Ltd., a company significantly influenced by one of our principal shareholders, at an interest rate of 15%. As of December 31, 2020, we had repaid the loan in full.
In 2018, we granted two interest free loans to Miracle Mission Limited, an entity affiliated with our founder, with the principal amount of US$5.0 million each. The loans matured in six months. One of the loans was converted into ordinary shares of Miracle Mission Limited upon maturity at our option. We disposed of such

RELATED PARTY TRANSACTIONS

investment in 2019 to a third party in a privately negotiated transaction based on its then fair value and realised the gain from this investment. The other loan was fully repaid before the initial public offering of our ADSs.
In 2017, we granted interest-free loans to Ningbo Meishan Bonded Port Area Weilan Investment Co., Ltd., a company controlled by our principal shareholders. As of Latest Practicable Date, the loan was fully repaid. In November 2021, we also acquired from Ningbo Meishan Bonded Port Area Weilan Investment Co., Ltd. certain equity interests in companies associated with NIO Capital for RMB50 million.
Purchase of raw material, property and equipment
In 2018, we paid a total of RMB11.1 million to Kunshan Siwopu Intelligent Equipment Co., Ltd, or Kushan Siwopu, an affiliate of ours, for purchase of property and equipment. In 2019, we paid a total of RMB42.2 million to Kunshan Siwopu Intelligent Equipment Co., Ltd. and Nanjing Weibang Transmission Technology Co., Ltd. for purchase of property and equipment and raw material. In 2020 and for the nine months ended September 30, 2021, we paid a total of RMB137.6 million and RMB634.0 million (US$98.4 million), respectively, to Kunshan Siwopu Intelligent Equipment Co., Ltd., Nanjing Weibang Transmission Technology Co., Ltd. and Xunjie Energy (Wuhan) Co., Ltd. for purchase of property and equipment and raw material.
Employment agreements and indemnification agreements
See “Directors and Senior Management — Compensation — Employment Agreements and Indemnification Agreements” for a description of the employment agreements and indemnification agreements we have entered into with our directors and executive officers, which we consider to be related party transactions.
Share Option Grants
See “Directors and Senior Management — Compensation — Stock Incentive Plans” for a description of the share-based compensation awards we have granted to our directors and executive officers, which we consider to be related party transactions.

MAJOR SHAREHOLDERS

The following section sets forth updated information concerning substantial shareholders subsequent to the filing of our 2020 Form 20-F. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in our 2020 Form 20-F.

Except as otherwise noted, the following table sets forth information with respect to the beneficial ownership of our ordinary shares as of November 30, 2021 by:
•
each of our directors and executive officers; and

•
each person known to us to own beneficially more than 5% of our total outstanding shares.

The calculations in the table below are based on 1,669,006,134 ordinary shares outstanding as of the Latest Practicable Date, comprising of 1,392,212,202 Class A ordinary shares (excluding 23,279,058 Class A ordinary shares issued and reserved for future issuance upon the exercising or vesting of awards granted under our stock incentive plans), 128,293,932 Class B ordinary shares (all of which shall have been converted to Class A ordinary shares upon Listing pursuant to the conversion notice delivered by the relevant shareholders) and 148,500,000 Class C ordinary shares.
Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days after the Latest Practicable Date, including through the exercise of any option, warrant, or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.
	Class A ordinary shares beneficially owned	Class B ordinary shares beneficially owned	Class C ordinary shares beneficially owned	Total ordinary shares beneficially owned	% of beneficial ownership	% of aggregate voting power†
Directors and Executive Officers**:
Bin Li(1)	28,967,776	—	148,500,000	177,467,776	10.6	39.0
Lihong Qin	*	—	—	*	*	*
Feng Shen	*	—	—	*	*	*
Xin Zhou	*	—	—	*	*	*
Wei Feng	*	—	—	*	*	*
Ganesh V. Iyer(2)	*	—	—	*	*	*
Hai Wu(3)	*	—	—	*	*	*
Denny Ting Bun Lee(4)	*	—	—	*	*	*
James Gordon Mitchell(5)	—	—	—	—	—	—
Yu Long	—	—	—	—	—	—
All Directors and Executive Officers as a Group	46,064,267	—	148,500,000	194,564,267	11.5	39.3
Principal Shareholders:
Founder vehicles(6)	16,967,776	—	148,500,000	165,467,776	9.9	39.0
Tencent entities(7)	35,955,697	128,293,932(9)	—	164,249,629	9.8	17.4
Baillie Gifford & Co(8)	107,907,768	—	—	107,907,768	6.5	3.5

*
Less than 1% of our total outstanding shares.

**
Except where otherwise disclosed in the footnotes below, the business address of all the directors and executive officers is Building 16, 20 and 22, No. 56 AnTuo Road, Anting Town, Jiading District, Shanghai 201804, People’s Republic of China.

†
For each person and group included in this column, percentage of voting power is calculated by dividing

MAJOR SHAREHOLDERS

the voting power beneficially owned by such person or group by the voting power of all of our Class A, Class B and Class C ordinary shares as a single class. Each holder of our Class A ordinary shares is entitled to one vote per share, each holder of our Class B ordinary shares (all of which shall have been converted to Class A ordinary shares upon Listing pursuant to the conversion notice delivered by the relevant shareholders) is entitled to four votes per share and each holder of our Class C ordinary shares is entitled to eight votes per share on all matters submitted to them for a vote. Our Class A ordinary shares, Class B ordinary shares and Class C ordinary shares vote together as a single class on all matters submitted to a vote of our shareholders, except as may otherwise be required by law.
(1)
Represents (i) 12,000,000 Class A ordinary shares issuable to Mr. Bin Li upon exercise of options within 60 days of the Latest Practicable Date, (ii) 89,013,451 Class C ordinary shares held by Originalwish Limited, a British Virgin Islands company wholly owned by Mr. Bin Li, (iii) 26,454,325 Class C ordinary shares held by mobike Global Ltd., a British Virgin Islands company wholly owned by Mr. Bin Li, and (iv) 16,967,776 Class A ordinary shares and 33,032,224 Class C ordinary shares held by NIO Users Limited, a holding company controlled by NIO Users Trust, which is under the control of Mr. Bin Li.

(2)
The business address of Mr. Iyer is 3200 North First Street, San Jose, CA 95134.

(3)
The business address of Mr. Wu is No. 53, Gaoyou Road, Xuhui District, Shanghai, People’s Republic of China.

(4)
The business address of Mr. Lee is No. 4 Dianthus Road, Yau Yat Chuen, Kowloon, Hong Kong.

(5)
The business address of Mr. Mitchell is Level 29, Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong.

(6)
Represents (i) 89,013,451 Class C ordinary shares held by Originalwish Limited, (ii) 26,454,325 Class C ordinary shares held by mobike Global Ltd., and (iii) 16,967,776 Class A ordinary shares and 33,032,224 Class C ordinary shares held by NIO Users Limited, which are collectively referred to in this document as Founder Vehicles. Each of Originalwish Limited and mobike Global Ltd. is a company incorporated in the British Virgin Islands and beneficially owned by Mr. Bin Li. NIO Users Limited is a holding company controlled by NIO Users Trust, which is under the control of Mr. Bin Li. The registered address of Originalwish Limited and mobike Global Ltd. is Sertus Chambers, P.O. Box 905, Quastisky Building, Road Town, Tortola, British Virgin Islands. The registered address of NIO Users Limited is Maples Corporate Services (BVI) Limited, Kingston Chambers, PO Box 173, Road Town, Tortola, British Virgin Islands.

(7)
Based on the statement on Schedule 13D/A filed on March 4, 2021 jointly by (i) Tencent Holdings Limited, (ii) Image Frame Investment (HK) Limited, (iii) Mount Putuo Investment Limited, and (iv) Huang River Investment Limited, pursuant to which Mount Putuo Investment Limited holds 40,905,125 Class B ordinary shares, Image Frame Investment (HK) Limited holds 87,388,807 Class B ordinary shares, a wholly-owned subsidiary of Tencent Holdings Limited holds 146,578 Class A ordinary shares, and Huang River Investment Limited beneficially owns 35,809,119 Class A ordinary shares. Mount Putuo Investment Limited, Image Frame Investment (HK) Limited, Huang River Investment Limited and Tencent Holdings Limited are collectively referred to in this document as the Tencent entities. Mount Putuo Investment Limited and Huang River Investment Limited are companies incorporated in the British Virgin Islands, and Image Frame Investment (HK) Limited is a company incorporated in Hong Kong. Each of Image Frame Investment (HK) Limited, Mount Putuo Investment Limited and Huang River Investment Limited is beneficially owned and controlled by Tencent Holdings Limited, a Cayman Islands company. The registered office of Huang River Investment Limited is Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands. The registered address of Image Frame Investment (HK) Limited is 29/F Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong. The registered address of Mount Putuo Investment Limited is P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. The principal business address of Tencent Holdings Limited is Level 29, Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong.

(8)
Based on the statement on Schedule 13G/A filed on January 29, 2021 by Baillie Gifford & Co., Baillie Gifford & Co. and/or one or more of its investment adviser subsidiaries beneficially own 107,907,768

MAJOR SHAREHOLDERS

ADSs representing 107,907,768 Class A ordinary shares. The registered address of Baillie Gifford & Co. is Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.
(9)
All of the Class B ordinary shares held by the affiliates of Tencent Holdings shall have been converted to Class A ordinary shares upon Listing pursuant to the conversion notice delivered by the affiliates of Tencent Holdings, namely, Image Frame Invest (HK) Limited and Mount Putuo Investment Limited.

To our knowledge, as of the Latest Practicable Date, 1,348,199,228 of our Class A ordinary shares were held by one record holder in the United States, which was Deutsche Bank Trust Company Americas, the depositary of our ADS program. The number of beneficial owners of our ADSs in the United States is likely to be much larger than the number of record holders of our ordinary shares in the United States. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

DIRECTORS AND SENIOR MANAGEMENT

The following section sets forth updated information concerning directors and senior management subsequent to the filing of our 2020 Form 20-F. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in our 2020 Form 20-F.

OVERVIEW
The following table sets forth information regarding our directors and senior management.
Name	Age	Position/Title	Date of appointment	Year of joining our Group
Directors(1)
Bin Li	47	Co-founder, Chairman of the Board of Directors and Chief Executive Officer	December 2014	2014
Lihong Qin	48	Co-founder, Director and President	December 2014	2014
James Gordon Mitchell	48	Director	September 2018	2018
Hai Wu	53	Independent director(2)	July 2016	2016
Denny Ting Bun Lee	54	Independent director(2)	September 2018	2018
Yu Long	49	Independent director(2)	July 2021	2021
Senior Management
Xin Zhou	51	Executive Vice President	May 2015	2015
Feng Shen	58	Executive Vice President	December 2017	2017
Ganesh V. Iyer	54	Chief Information Officer	January 2016	2016
Wei Feng	42	Chief Financial Officer	November 2019	2019

Notes:
(1)
Our board consists of six directors, including three independent directors. See “— Board Practices” for the functions and duties of our board. Our board is responsible for exercising other powers, functions and duties in accordance with the Articles of Association, and all applicable laws, including the Hong Kong Listing Rules.

(2)
Our independent directors under applicable U.S. regulations are also independent non-executive directors for the purpose of the Hong Kong Listing Rules. We have determined that Denny Ting Bun Lee qualifies as an “audit committee financial expert” under the applicable rules of the SEC and has the appropriate professional accounting or financial management experience.

Save as disclosed below, none of our directors held any other directorships in any other company listed in Hong Kong or overseas during the three years immediately preceding the date of this document and there are no family relationships among any of the directors or executive officers of our Company. See “Major Shareholders” for disclosure of interests of the directors and executive officers. There is no material matter relating to our directors that needs to be brought to the attention of our shareholders and the information of our directors disclosed in this document comply with the requirements under Rule 13.51(2) of the Hong Kong Listing Rules in all material respects.
BIOGRAPHIES
Our Directors
Mr. Bin Li is our founder and has served as chairman of the board since our inception and our chief executive officer since March 2018. In 2000, Mr. Li co-founded Beijing Bitauto E-Commerce Co., Ltd. and served as its director and president until 2006. From 2010 to 2020, Mr. Li served as chairman of the board of directors at Bitauto Holdings Limited (previously listed on NYSE with stock code BITA), a former NYSE-listed

DIRECTORS AND SENIOR MANAGEMENT

automobile service company and a leading automobile service provider in China. In 2002, Mr. Li co-founded Beijing Creative & Interactive Digital Technology Co., Ltd. as the chairman of the board of directors and had served as its president and director. Mr. Li received his bachelor ’s degree in sociology from Peking University.
Mr. Lihong Qin is our co-founder and has served as our director and our president since our inception. Prior to joining us, Mr. Qin served as chief marketing officer and executive director at Longfor Properties Co., Ltd. (HKEX: 960), a leading company involved in property development and investment in China, from 2008 to 2014. He also served as deputy general manager at Anhui Chery Automobile Sales and Service Company from 2005 to 2008, as senior consultant and project manager at Roland Berger Strategy Consultants from 2003 to 2005. Mr. Qin received his bachelor ’s degree and a master ’s degree in law from Peking University in 1996 and 1999, respectively, and a master ’s degree in public policy from Harvard University in 2001.
Mr. James Gordon Mitchell has served as our director since September 2018. Currently, Mr. Mitchell serves as Senior Executive Vice President and Chief Strategy Officer of Tencent Holdings (HKEX: 700), where he has worked since July 2011. Mr. Mitchell has also served as the Chairman and Non-Executive director of the board of China Literature Limited (HKEX: 772) since June 2017. He is also a director of certain other listed companies including Frontier Developments Plc (AIM: FDEV), Tencent Music Entertainment Group (NYSE: TME), Universal Music Group (EURONEXT: UMG) and of several unlisted companies. Prior to joining Tencent, Mr. Mitchell was a managing director at Goldman Sachs. He is a CFA® Charterholder and received a bachelor of arts degree in ancient and modern history from Oxford University.
Mr. Hai Wu has served as our director since July 2016. Mr. Wu has served as a managing partner of Cenova Capital since May 2019. He has extensive experience in investments and management. Prior to Cenova Capital, Mr. Wu served as an executive director of China at Temasek Holdings Advisors (Beijing) Co., Ltd. since April 2014. Prior to that, Mr. Wu was the chief executive officer at Ramaxel Technology (Shenzhen) Limited from April 2012 to February 2014 and a managing director at CITIC Private Equity Funds Management Co., Ltd. from March 2010 to May 2012. Prior to that, Mr. Wu had served at Beijing Branch office of McKinsey & Company for more than ten years and was appointed as the global director and managing partner until February 2010. He also served as a non-executive director of COFCO Meat Holdings Limited (HKEX: 1610) from September 2015 to December 2017. He received a bachelor ’s degree in physiology from Peking University, a master ’s degree in business administration from the Johnson School of Management, Cornell University and a doctoral degree in biomedical science from Rutgers University.
Mr. Denny Ting Bun Lee has served as our director since September 2018. Mr. Lee serves as an independent non-executive director on the board of NetEase, Inc. (Nasdaq: NTES; HKEX: 9999), a leading internet and online game service provider in China listed on the Nasdaq Global Select Market. He was the chief financial officer of NetEase, Inc. from 2002 to 2007. Prior to joining NetEase, Inc., Mr. Lee worked in the Hong Kong office of KPMG for more than ten years. Mr. Lee currently serves as an independent non-executive director and the chairman of the audit committees of the following three companies: (1) Jianpu Technology Inc. (NYSE: JT), a company listed on the NYSE, (2) New Oriental Education & Technology Group Inc. (NYSE: EDU; HKEX: 9901), a provider of private education services in China listed on the NYSE, and (3) China Metal Resources Utilization Ltd. (HKEX: 1636), a company principally engaged in the manufacture and sales of copper and related products in China listed on the main board of The Hong Kong Stock Exchange. He was also an independent non-executive director and the chairman of the audit committee of Concord Medical Services Holdings Limited (NYSE: CCM), a leading specialty hospital management solution provider and operator in China listed on the NYSE, from December 2009 to May 2021. Mr. Lee graduated from the Hong Kong Polytechnic University and is a member of the Hong Kong Institute of Certified Public Accountants and The Chartered Association of Certified Accountants.
Ms. Yu Long has served as our director since July 2021. Ms. Long currently serves as the Founding and Managing Partner of BAI Capital. She also serves as a member of Bertelsmann Group Management Committee and the governor of China Venture Capital and Private Equity Association Limited. Formerly, Ms. Long was the chief executive officer of Bertelsmann China Corporate Center and the managing partner of Bertelsmann Asia Investments. Prior to that, she was a Principal at Bertelsmann Digital Media Investments. She joined the international media, services, and education company via the Bertelsmann Entrepreneurs

DIRECTORS AND SENIOR MANAGEMENT

Program in 2005. Ms. Long is a member of the World Economic Forum’s Young Global Leaders Advisory Council and its Global Agenda Council on the Future of Media, Entertainment & Information and was a member of the Stanford Graduate School of Business Advisory Council from May 2015 to May 2021. Ms. Long serves on the board of directors and as a member of the audit committee of Tapestry Inc. (NYSE: TPR, its portfolio includes Coach, Stuart Weitzman and Kate Spade) and LexinFintech Holdings Ltd. (NASDAQ: LX), respectively. Ms. Long received a bachelor ’s degree in electrical engineering from University of Electronic Science and Technology in China and an MBA from Stanford Graduate School of Business.
Our Senior Management
Mr. Feng Shen joined our Company in December 2017, and currently serves as our executive vice president and chairman of quality management committee. Mr. Shen worked in several senior executive management roles, such as president of Polestar China and global chief technology officer at Polestar, president at Volvo Cars China R&D Company, vice president of Volvo Cars Asia-Pacific Operation, and chairman at China-Sweden Traffic Safety Research Center from 2010 to 2017. Prior to that, Mr. Shen served in various roles, including powertrain manager and six-sigma quality management master, at Ford Motor Company (NYSE: F) from 1999 to 2010 in the United States and China. Mr. Shen received a bachelor ’s degree in mathematics and mechanics and a master ’s degree in applied mechanics from Fudan University in 1984 and 1987, respectively. He also received a doctoral degree in mechanical engineering from Auburn University in 1996.
Mr. Xin Zhou joined our Company in April 2015. He has served as the chairman of product committee since 2017, and currently serves as our executive vice president. Prior to joining our Company, Mr. Zhou served as executive director at Qoros Automotive Co., Ltd. from September 2009 to April 2015. Prior to that, he was the engagement manager of McKinsey & Co. from April 2007 to August 2009, and executive director of Lear Corp. (NYSE: LEA) from May 1998 to April 2007. From 1995 to 1998, Mr. Zhou worked at General Motors China Inc. Mr. Zhou received a bachelor ’s degree in applied science from Fudan University in 1992 and a master ’s degree in business administration from China Europe International Business School in 2008.
Mr. Wei Feng has served as our Chief Financial Officer since November 2019. Prior to joining our Company, Mr. Feng served as managing director and head of the auto and auto parts research team at China International Capital Corporation. Prior to that, Mr. Feng served as an industry analyst at Everbright Securities Co. Ltd. from 2010 to 2013. Mr. Feng’s career also includes more than five years’ working experience within the ZF (China) Investment Co., Ltd. where he participated in numerous corporate matters. Mr. Feng received his bachelor ’s degree in Engineering from the Department of Automotive Engineering at Tsinghua University, and his joint master ’s degree in Automotive System Engineering from RWTH Aachen University in Germany and Tsinghua University in China.
Mr. Ganesh V. Iyer has served as our global chief information officer since April 2016 and managing director of NIO U.S. since December 2018. Mr. Iyer has over 32 years of experience delivering results in various industries including autonomous technology, hi-tech, manufacturing, and telecom. Mr. Iyer worked as vice president of Information Technology at Tesla Inc. (Nasdaq: TSLA) until 2016. Prior to Tesla, where he served as vice president of Information Technology, Mr. Iyer joined VMWare (NYSE: VMW) in 2010 and held senior information technology leadership roles at VMWare. Prior to VMWare, Mr. Iyer served as director of information technology at Juniper Networks (NYSE: JNPR) and WebEx and worked in consulting primarily at Electronic Data Systems. Mr. Iyer received a bachelor ’s degree in chemical engineering from the University of Calicut in India.
COMPENSATION
Employment Agreements and Indemnification Agreements
We have entered into employment agreements with each of our executive officers. Under these agreements, each of our executive officers is employed for a specified time period. We may terminate employment for cause, at any time, without advance notice or remuneration, for certain acts of the executive officer, such as conviction or plea of guilty to a felony or any crime involving moral turpitude, negligent or dishonest acts to

DIRECTORS AND SENIOR MANAGEMENT

our detriment, or misconduct or a failure to perform agreed duties. In such case of termination by us, we will provide severance payments to the executive officer as expressly required by applicable law of the jurisdiction where the executive officer is based.
Each executive officer has agreed to hold, both during and after the termination or expiry of the executive officer ’s employment agreement, in strict confidence and not to use, except as required in the performance of the executive officer ’s duties in connection with the executive officer ’s employment or pursuant to applicable law, any of our confidential information or trade secrets, any confidential information or trade secrets of our clients or prospective clients, or the confidential or proprietary information of any third party received by us and for which we have confidential obligations. The executive officers have also agreed to disclose in confidence to us all inventions, designs and trade secrets which they conceive, develop or reduce to practice during the executive officer ’s employment with us and to assign all right, title and interest in them to us, and assist us in obtaining and enforcing patents, copyrights and other legal rights for these inventions, designs and trade secrets.
We have entered into indemnification agreements/arrangements with each of our directors. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our Company.
Compensation of Directors and Executive Officers
For each of the three years ended December 31, 2020, we paid an aggregate of approximately US$2.8 million, US$2.26 million and US$2.2 million, respectively, in cash to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors. Our PRC subsidiaries and VIE are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance and other statutory benefits and a housing provident fund. For share incentive grants to our directors and executive officers, see “— Stock Incentive Plans.”
Stock Incentive Plans
Our board of directors has approved and adopted share-based awards under four stock incentive plans, namely, the 2015 Stock Incentive Plan, or the 2015 Plan, the 2016 Stock Incentive Plan, or the 2016 Plan, the 2017 Stock Incentive Plan, or the 2017 Plan, and the 2018 Stock Incentive Plan, or the 2018 Plan. The terms of the 2015 Plan, the 2016 Plan and the 2017 Plan are substantially similar. The purpose of our stock incentive plans is to attract and retain the best available personnel, to provide additional incentives to our employees, directors and consultants and to promote the success of our business. Our board of directors believes that our long-term success is dependent upon our ability to attract and retain superior individuals who, by virtue of their ability and qualifications, make important contributions to our business.
Under the 2015 Plan, the 2016 Plan and the 2017 Plan, the maximum numbers of Class A ordinary shares which may be issued pursuant to all awards are 46,264,378, 18,000,000 and 33,000,000, respectively. Under the 2018 Plan, the maximum number of shares available for issuance pursuant to all awards is initially 23,000,000 Class A ordinary shares, which amount will automatically increase each year by the number of shares representing 1.5% of the then total issued and outstanding share capital of our Company as of the end of each preceding year. As of November 30, 2021, awards to purchase an aggregate amount of 95,872,098 Class A ordinary shares under our stock incentive plans have been granted and are outstanding, excluding awards that were forfeited or cancelled after the relevant grant dates.
The following paragraphs describe the principal terms of the 2015 Plan, the 2016 Plan and the 2017 Plan.
Types of Awards.   Our stock incentive plans permit the awards of options, restricted shares, restricted share units, share appreciation rights, dividend equivalent right or other right or benefit under each plan.
Plan Administration.   Our board of directors or a committee of one or more members of the board of directors or officers will administer our stock incentive plans. The committee or the full board of directors, as

DIRECTORS AND SENIOR MANAGEMENT

applicable, will determine the grantees to receive awards, the type and number of awards to be granted to each grantee, and the terms and conditions of each award grant.
Award Agreement.   Awards granted under our stock incentive plans are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend the award.
Eligibility.   We may grant awards to our employees, consultants and directors.
Vesting Schedule.   Except as approved by the plan administrator, options to be issued to the grantees under the stock incentive plans shall be subject to a minimum four (4) year vesting schedule calling for vesting no earlier than the following, counting from the applicable grant date or vesting commencement date (as determined by the plan administrator) with respect to the total issued options: the option representing 25% of the Class A ordinary shares under the option shall vest at the end of the first twelve (12) months commencing from the vesting commencement date, with remaining portions vesting in equal monthly installments over the next thirty-six (36) months.
Exercise of Options.   The plan administrator determines the exercise price for each award, which is stated in the relevant award agreement. Options that are vested and exercisable will terminate if they are not exercised prior to the time as the plan administrator determines at the time of grant. However, in the case of an option granted to an employee who, at the time the option is granted, owns (or, pursuant to Section 424(d) of the U.S. Code, is deemed to own) stock representing more than 10% of the total combined voting power of all classes of shares of us or our subsidiary or affiliate, the term of the option will not be longer than seven to ten years from the date of grant under the 2017 Plan, or five years from the date of grant under the 2015 Plan and the 2016 Plan.
Drag-Along Events.   Except as provided in the applicable award agreement or sub-plan, in the event of a drag-along event specified under the stock incentive plans, the grantees who hold any Class A ordinary shares upon exercise of the award shall sell, transfer, convey or assign all of their shares pursuant to, and so as to give effect to, the drag-along event, and each of such grantees shall grant to the board of directors or a person authorized by the board of directors, a power of attorney to transfer, sell, convey and assign the grantee’s shares and to do and carry out all acts and to execute all documents that are necessary or advisable to complete the drag-along event.
Transfer Restrictions.   Awards shall be transferable, subject to applicable laws, (i) by will and by the laws of descent and distribution and (ii) during the lifetime of the grantee, to the extent and in the manner authorized by the plan administrator. Notwithstanding the foregoing, the grantee may designate one or more beneficiaries of the grantee’s award in the event of the grantee’s death on a beneficiary designation form provided by the plan administrator.
Termination and Amendment of the Plan.   Unless terminated earlier or extended before expiration, each of our stock incentive plans has a term of ten years. The board of directors has the authority to terminate, amend or modify the stock incentive plans; provided, however, that no such amendment shall be made without the approval of our shareholders to the extent such approval is required by applicable laws or provisions of the stock incentive plans. However, without the prior written consent of the grantee, no such action may adversely affect any outstanding award previously granted pursuant to the stock incentive plan.
The following paragraphs describe the principal terms of the 2018 Plan.
Types of Awards.   The 2018 Plan permits the awards of options, restricted shares or any other type of awards that the committee grants.
Plan Administration.   Our board of directors or a committee of one or more members of our board of directors will administer the 2018 Plan. The committee or the full board of directors, as applicable, will determine the participants to receive awards, the type and number of awards to be granted to each participant, and the terms and conditions of each award grant.

DIRECTORS AND SENIOR MANAGEMENT

Award Agreement.   Awards granted under the 2018 Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event that the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.
Eligibility.   We may grant awards to the employees, directors and consultants of our Company. However, we may grant incentive share options only to our employees, parent and subsidiaries.
Vesting Schedule.   In general, the plan administrator determines the vesting schedule, which is specified in the relevant award agreement.
Exercise of Options.   The plan administrator determines the exercise price for each award, which is stated in the award agreement. The vested portion of an option will expire if not exercised prior to the time as the plan administrator determines at the time of its grant. However, the maximum exercisable term is five years from the date of a grant.
Transfer Restrictions.   Awards may not be transferred in any manner by the recipient other than by will or the laws of descent and distribution, except as otherwise provided by the plan administrator.
Termination and amendment of the 2018 Plan.   Unless terminated earlier, the 2018 Plan has a term of five years from January 1, 2019. Our board of directors has the authority to amend or terminate the plan. However, no such action may adversely affect in any material way any awards previously granted unless agreed by the recipient.
The following table summarizes, as of November 30, 2021, the awards granted under the 2015 Plan, the 2016 Plan, the 2017 Plan and 2018 Plan to several of our executive officers, excluding awards that were forfeited or cancelled after the relevant grant dates.
Name	Class A Ordinary Shares Underlying Options and Restricted Share Units	Exercise Price (US$/Share**)	Date of Grant	Date of Expiration
Bin Li	15,000,000	2.55	March 1, 2018	February 29, 2028
		N/A	March 5, 2020
Lihong Qin	*	2.39	April 2, 2020	April 1, 2030
		2.55	February 28, 2018	February 27, 2028
		2.55	February 1, 2018	January 31, 2028
		N/A	March 5, 2020
Xin Zhou	*	2.05	September 25, 2019	September 24, 2026
		2.39	April 2, 2020	April 1, 2030
		2.55	February 28, 2018	February 27, 2028
		2.55	February 1, 2018	January 31, 2028
		N/A	March 5, 2020
Denny Ting Bun Lee	*	N/A	September 12, 2018
		N/A	August 13, 2020
		N/A	September 12, 2020
Hai Wu	*	3.61	May 29, 2019	May 29, 2026

DIRECTORS AND SENIOR MANAGEMENT

Name	Class A Ordinary Shares Underlying Options and Restricted Share Units	Exercise Price (US$/Share**)	Date of Grant	Date of Expiration
Feng Shen	*	1.8	December 31, 2017	December 30, 2027
		2.05	September 25, 2019	September 24, 2026
		2.39	April 2, 2020	April 1, 2030
		2.55	February 1, 2018	January 31, 2028
		N/A	March 5, 2020
Wei Feng	*	1.8	November 18, 2019	November 17, 2026
		2.39	April 2, 2020	April 1, 2030
		3.98	May 29, 2020	May 28, 2027
		N/A	March 5, 2020
Ganesh V. Iyer	*	2.05	September 25, 2019	September 24, 2026
		0.27	May 3, 2016	May 2, 2026
		2.55	March 1, 2018	February 29, 2028
		2.39	April 2, 2020	April 1, 2030
Yu Long	*	N/A	July 12, 2021
Total	95,872,098

*
Less than one percent of our total outstanding shares.

**
Applicable to options only.

As of November 30, 2021, other grantees as a group held awards of options to purchase 71,531,398 Class A ordinary shares of our Company. The exercise prices of the options range from US$0.1 to US$48.45 per share.
BOARD PRACTICES
Board of Directors
The board of directors of our Company, or the board, consists of six directors. A director is not required to hold any shares in our Company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he is interested provided that such director has declared the nature of his interest at the earliest meeting of the board at which it is practicable for him to do so, either specifically or by way of a general notice. The directors may exercise all the powers of our Company to borrow money, mortgage our Company’s undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our Company or of any third party. None of our non-executive directors has a service contract with us that provides for benefits upon termination of service.
Committees of the Board of Directors
We have established three committees under the board: an audit committee, a compensation committee and a nominating and corporate governance committee. We have adopted a charter for each of the three committees. Each committee’s members and functions are described below.
Audit Committee
Our audit committee consists of Denny Ting Bun Lee and Hai Wu. Denny Ting Bun Lee is the chairman of our audit committee. We have determined that Denny Ting Bun Lee and Hai Wu satisfy the “independence”

DIRECTORS AND SENIOR MANAGEMENT

requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange and Rule 10A-3 under the Exchange Act. We have determined that Denny Ting Bun Lee qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our Company. The audit committee is responsible for, among other things:
•
appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•
reviewing with the independent auditors any audit problems or difficulties and management’s response;

•
discussing the annual audited financial statements with management and the independent auditors;

•
reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

•
reviewing and approving all proposed related party transactions;

•
meeting separately and periodically with management and the independent auditors; and

•
monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee
Our compensation committee consists of Hai Wu, Denny Ting Bun Lee and Bin Li. Hai Wu is the chairman of our compensation committee. We have determined that Hai Wu satisfies the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:
•
reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

•
reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

•
reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

•
selecting any compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee
Our nominating and corporate governance committee consists of Yu Long, Hai Wu and Denny Ting Bun Lee. Yu Long is the chairperson of our nominating and corporate governance committee. Yu Long, Hai Wu and Denny Ting Bun Lee satisfy the “independence” requirements of Section 303A of the Corporate Governance Rules of the New York Stock Exchange. The nominating and corporate governance committee assists the board in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:
•
selecting and recommending to the board nominees for election by the shareholders or appointment by the board;

•
reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity;

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•
making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and

•
advising the board periodically with regard to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

In addition, in accordance with Rule 8A.30 of the Hong Kong Listing Rules, the work of the nominating and corporate governance committee as set out in its charter also includes:
(a)
to develop and review the Company’s policies and practices on corporate governance and make recommendations to the Board;

(b)
to review and monitor the training and continuous professional development of Directors and senior management;

(c)
to review and monitor the Company’s policies and practices on compliance with legal and regulatory requirements;

(d)
to develop, review and monitor the code of conduct and compliance manual (if any) applicable to employees and directors;

(e)
to review the Company’s compliance with the Corporate Governance Code and disclosure in the Corporate Governance Report;

(f)
to review and monitor whether the Company is operated and managed for the benefit of all of its shareholders;

(g)
to confirm, on an annual basis, that the WVR beneficiary has been members of the Company’s board of Directors throughout the year and that no matters under Rule 8A.17 of the Hong Kong Listing Rules have occurred during the relevant financial year;

(h)
to confirm, on an annual basis, whether or not the WVR beneficiary has complied with Rules 8A.14, 8A.15, 8A.18 and 8A.24 of the Hong Kong Listing Rules throughout the year;

(i)
to review and monitor the management of conflicts of interests and make a recommendation to the board of Directors on any matter where there is a potential conflict of interest between the Company, its subsidiary or consolidated affiliated entity and/or shareholder on one hand and the beneficiary on the other;

(j)
to review and monitor all risks related to the Company’s WVR structure, including connected transactions between the Company and/or its subsidiary or consolidated affiliated entity on one hand and the beneficiary on the other and make a recommendation to the board of Directors on any such transaction;

(k)
to make a recommendation to the board of Directors as to the appointment or removal of the Compliance Adviser;

(l)
to seek to ensure effective and on-going communication between the Company and its shareholders, particularly with regards to the requirements of Rule 8A.35 of the Hong Kong Listing Rules; and

(m)
to report on the work of the corporate governance committee on at least a half-yearly and annual basis covering all areas of its terms of reference, including disclosing, on a comply or explain basis, its recommendations to the Board in respect of the matters in items (i) to (k) above.

Pursuant to Rule 8A.32 of the Listing Rules, the Corporate Governance Report prepared by our Company for inclusion in our interim and annual reports after Listing will include a summary of the work of the corporate governance committee for the relevant period.

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Board Diversity
Our Company seeks to achieve board diversity through the consideration of a number of factors, including but not limited to gender, age, cultural and educational background, ethnicity, professional experience, skills, knowledge and/or length of service.
Upon the Listing, the nominating and corporate governance committee will from time to time (i) discuss and agree on expected goals to ensure board diversity, and (ii) review and, where necessary, update the board diversity policy to ensure that the policy remains effective.
In particular, our Company currently has one female Director, alongside five male directors (representing 1/6 of the Board), it will continue to work towards enhancing the gender diversity of the Board. The nomination and corporate governance committee will use its best endeavors to, within five years after the Listing, identify and recommend at least one female candidate to our Board for its consideration on appointment of a Director, with the goal to achieve no less than 20% of female Board representatives within five years following the Listing, subject to our Directors (i) being satisfied with the competence and experience of the relevant candidates after a holistic review process based on reasonable criteria; and (ii) fulfilling their fiduciary duties to act in the best interest of our Company and the shareholders as a whole when deliberating on the appointment. These initiatives will form part of the agenda of our nomination and corporate governance committee from time to time to ensure due implementation.
To develop a pipeline of potential female successors to the Board, our Company will (i) ensure that there is particular emphasis on gender diversity when recruiting staff at mid to senior levels; and (ii) engage more resources in training female staff with the aim of promoting them to be members of senior management or the Board. Through this, the Company is committed to identifying suitable female candidates both internally and externally in order to achieve the abovementioned board representation target.
Role of our Independent Non-executive Directors
Pursuant to Rule 8A.26 of the Hong Kong Listing Rules, the role of the independent non-executive directors of a listed company with WVR structure must include, but is not limited to, the functions described in code provisions A.6.2, A.6.7 and A.6.8 of the Corporate Governance Code. The functions of our independent non-executive Directors include:
(a)
participating in board meetings to bring an independent judgment to bear on issues of strategy, policy, performance, accountability, resources, key appointments and standards of conduct;

(b)
taking the lead where potential conflicts of interests arise;

(c)
serving on the audit, remuneration, nomination and other governance committees, if invited;

(d)
scrutinizing our Company’s performance in achieving agreed corporate goals and objectives, and monitoring performance reporting;

(e)
giving the Board and any committees on which they serve the benefit of their skills, expertise and varied backgrounds and qualifications through regular attendance and active participation;

(f)
making a positive contribution to the development of the Company’s strategy and policies through independent, constructive and informed comments; and

(g)
attending general meetings and developing a balanced understanding of the views of our Shareholders.

Duties of Directors
Under Cayman Islands law, our directors owe fiduciary duties to our Company, including a duty to act honestly, and a duty to act in good faith. The directors must act bona fide in what they consider to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also have

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a duty to act with skills they actually possess and exercise the care and diligence that would be displayed by a reasonable director in comparable circumstances. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our Memorandum and Articles of Association, as amended and restated from time to time, and the class rights vested thereunder in the holders of the shares. Our directors owe their fiduciary duties to our Company and not to our Company’s individual shareholders, and it is our Company which has the right to seek damages if a duty owed by our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.
Legal proceedings and compliance
From time to time, we may be involved in legal proceedings in the ordinary course of our business. Several securities class action lawsuits were filed against, amongst others, us and certain of our directors and officers (including Bin Li, Lihong Qin, Yaqin Zhang, Tian Cheng, Hai Wu, Xiang Li, Zhaohui Li, Xiangping Zhong). For further details of the legal proceedings and the risks associated with the class actions, see “Business — Legal Proceedings and Compliance” and “Risk Factors — Risks Related to our Business and Industry.”
Based on the currently available information and independent due diligence work conducted by the Joint Sponsors, including but not limited to, (1) reviewing the court documents made available to the Joint Sponsors and public record and announcements issued by our Company relating to the class action lawsuits in the United States, (2) conducting background searches on the Directors, and (3) obtaining confirmation from the Directors during the due diligence interviews that they have consistently acted in good faith in discharging their duties and responsibilities as a director, respectively, the Joint Sponsors are of the view that the class action lawsuits in the United States do not affect the suitability of the Directors to serve at the board of our Company.
Our board of directors has all the powers necessary for managing, and for directing and supervising, our business affairs. The functions and powers of our board of directors include, among others:
•
convening shareholders’ annual and extraordinary general meetings and reporting its work to shareholders at such meetings;

•
declaring dividends and other distributions;

•
appointing officers and determining the term of office of the officers;

•
exercising the borrowing powers of our Company and mortgaging the property of our Company; and

•
approving the transfer of shares in our Company, including the registration of such shares in our share register.

Terms of Directors and Officers
Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office (unless there is any written agreement between our Company and such director) and hold office until such time as they are removed from office by ordinary resolution of the shareholders or by the board pursuant to our twelfth amended and restated Memorandum and Articles of Association. The office of a director shall be vacated if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) is found to be or becomes of unsound mind.